Filed Pursuant to Rule 424(b)(4)
Registration No. 333-163250

China Nuokang Bio-Pharmaceutical Inc.

5,000,000 American Depositary Shares

Representing 40,000,000 Ordinary Shares

This is the initial public offering of China Nuokang Bio-Pharmaceutical Inc. We are offering 4,526,979 ADSs, and the selling shareholders are offering an additional 473,021 ADSs. Each ADS represents eight of our ordinary shares. We have received approval for listing the ADSs on the NASDAQ Global Market under the symbol “NKBP.”

Investing in our ADSs involves risk. See “Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	$9.00	$45,000,000
Underwriting discounts and commissions	$0.63	$3,150,000
Proceeds, before expenses, to China Nuokang Bio-Pharmaceutical Inc.	$8.37	$37,890,814
Proceeds before expenses to the selling shareholders	$8.37	$3,959,186

A selling shareholder has granted the underwriters the right to purchase up to 750,000 additional ADSs to cover over-allotments.

The underwriters expect to deliver the ADSs against payment on or about December 15, 2009.

Jefferies & Company
Oppenheimer & Co.

The date of this prospectus is December 9, 2009.

You should rely only on the information contained in this prospectus. We and the selling shareholder have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, our ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ADSs.

Until January 3, 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our ADSs, especially the risks of investing in our ADSs that we discuss under “Risk Factors” and our financial statements and related notes beginning on page F-1.

Unless the context otherwise requires, “we,” “us,” “our company,” and “our” refer to China Nuokang Bio-Pharmaceutical Inc., its predecessor entities, subsidiaries and consolidated entities; “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; “ADSs” refers to American Depositary Shares, each representing eight of our ordinary shares; “Renminbi” or “RMB” refers to the legal currency of China; and “$” or “U.S. dollars” refers to the legal currency of the United States.

Overview

We are a fully integrated, profitable China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hematological and cardiovascular products. We currently sell a portfolio of fourteen products, including three principal products, Baquting ( ®), our flagship bleeding control product, Aiduo ( ®), our cardiovascular stress imaging agent, and Aiwen ( ®), our anti-arrhythmic agent. We have also entered into an exclusive agreement for the marketing and distribution in China of Kaitong ( ), an intravenous injectable lipid emulsion of the vasodilator alprostadil for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis. Our product pipeline includes four product candidates under development that seek to better address the growing market and medical needs for bleeding control, and in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention.

Developed in-house and launched in 2001, Baquting is China’s leading hemocoagulase and is prescribed to hospital patients for the treatment and prevention of bleeding. A hemocoagulase is an enzyme obtained from the venom of the snake species Bothrops atrox that can be used as a plasma clotting agent for wound and tissue repairs. Baquting commanded an approximately 38% market share by volume in 2007 and maintained this market share in 2008, according to an independent study conducted by the China Pharmaceutical Association, a national organization of pharmacists and pharmaceutical scientists in China. In 2007, Baquting’s market share surpassed that of Solco Basel’s Reptilase, the long-time market leader, for the first time. Reptilase, a competing Swiss brand, had an approximately 33% market share by volume in 2007. Through September 30, 2009, we had sold an aggregate of over 38 million units of Baquting to our end-customer base of over 2,400 hospitals across China. Sales of Baquting accounted for 90.1% and 94.1% of our total net revenue in 2008 and the nine months ended September 30, 2009. Baquting’s brand is well-recognized by the medical community in China, where traditional medicine and culture emphasize the importance of blood and limiting its loss and where there are higher clinical risks related to blood transfusions than in some Western countries.

Aiduo and Aiwen are the first adenosine products to be manufactured in China. Adenosine is a nucleoside that plays important biological roles, including dilating the coronary arteries and regulating the pacemaker activity of the heart. Aiduo is our diagnostic stress-test agent for coronary arterial diseases and Aiwen is used in the diagnosis and treatment of paroxysmal supraventricular tachycardia (PSVT), an abnormal conduction of electrical signals that causes the heart to beat very rapidly. We entered into agreements to acquire Aiduo and Aiwen from two third parties, Shenyang Guangda Pharmaceutical Co., Ltd. (Shenyang Guangda) and Shenyang Wanjia Biotechnology Research Institute (Shenyang Wanjia), in 2004. Aiduo and Aiwen are currently manufactured by Shenyang Guangda, and we have been the exclusive distributor and marketer of Aiduo and Aiwen in China since January 2005. In order to complete the acquisition and to commence production of Aiduo and Aiwen at our Shenyang facility, we require approval from the PRC State Food and Drug Administration (SFDA) for the transfer of the production permits for these drugs from Shenyang Guangda to us and Good Manufacturing Practice (GMP) certification for our Shenyang facility. We submitted our application for the SFDA approval in July 2008. If the SFDA approval and the GMP certification are delayed or not granted at all, we will continue to be the exclusive distributor and marketer of Aiduo and Aiwen but manufacturing will continue to be conducted by Shenyang Guangda.

In December 2008, we entered into a ten-year exclusive distribution agreement with Jilin Yuhua Pharmaceutical Co., Ltd. (Jilin Yuhua) to market and distribute Kaitong exclusively in China with the exception of Jilin and Heilongjiang Provinces. Jilin Yuhua is in the process of obtaining a production permit for Kaitong to allow it to manufacture this product at its GMP-certified new facilities in Changchun, Jilin Province. If the production permit for Kaitong is delayed or not granted at all, Jilin Yuhua will not be able to commence its production and we will not be able to launch this product in the market.

We intend to continue to pursue product and technology in-licensing opportunities. For example, in June 2009 we entered into a joint venture with QRxPharma Limited, an Australian company, to develop and commercialize two bleeding control products based on technologies developed by QRxPharma and the University of Queensland. We invested $5.0 million in October 2009 for a 93% interest in the joint venture to fund clinical trials in China for the commercialization of Textilinin, an antifibrinolytic agent, and Haempatch, a potent pro-coagulant, under an exclusive royalty-free license.

Our product pipeline consists of four product candidates at various stages of development:

•

dipyridamole aspirin sustained release capsules, which combines the anti-clotting or blood thinning properties of aspirin with the antiplatelet and thrombus formation inhibition properties of dipyridamole, for the prevention of secondary strokes;

•	hemocoagulase derived from the venom of the snake species Agkistrodon acutus for bleeding control;

•	adenosine for myocardial protection; and

•	lanthanum polystyrene sulfonate for the treatment of hyperphosphatemia, or high levels of blood phosphate typically found in chronic renal failure patients undergoing dialysis.

Substantially all of our sales are made to pharmaceutical distributors, which in turn sell our products primarily to hospitals and other healthcare institutions in China. As of September 30, 2009, our end-customer base had expanded from approximately 100 hospitals in 2001 to over 2,400 hospitals in all 31 provinces in China. Our end-customer base includes approximately 80% of the Class 3A hospitals, considered the best and largest under the China Ministry of Health hospital classification system, in major Chinese cities. As of September 30, 2009, our sales force consisted of 24 direct sales offices with 302 sales personnel, complemented by 16 third-party marketing agents with over 200 sales personnel. We believe the reputation of our Nuokang ( ) brand name and our well-known branded pharmaceutical, Baquting, enable our sales and marketing team to effectively promote our principal products and help to stimulate the sales of our other pharmaceuticals. We employ a physician-targeted marketing model that is focused on promoting our products by providing physicians and hospitals with information on the benefits and differentiating clinical aspects of our products. Our sales and marketing activities receive strong academic support from a specialist network comprising approximately 100 national key opinion leaders and physicians in various clinical areas, and over 100 peer-reviewed academic articles have been published in recognized academic magazines or periodicals regarding the use of our principal products. As of September 30, 2009, our distribution network included approximately 200 distributors.

We have built our market reputation through our strict adherence to high product safety standards and our quality control and monitoring system that spans the entire production and sales process, including inspection of raw and auxiliary materials, manufacturing, delivery of finished products, clinical testing at hospitals and ethical sales practices. Our 11,000-square-meter manufacturing facility in Penglai, China commenced operations in 2002. At this facility, we maintain five GMP-certified formulation production lines, including injectables, freeze-dried powder, aerosols, tablets and granules, and three GMP-certified active pharmaceutical ingredient production lines. In February 2008, we completed the construction of a 24,000-square-meter integrated facility in Shenyang, China. The Shenyang facility was designed to have the capacity for three additional production lines, including two formulation production lines for injectables and one active pharmaceutical ingredient production line, a new research and development center and a warehouse. Both the research and development center and warehouse are operational while the GMP certification of the three production lines is currently pending.

Our net revenue was RMB121.7 million, RMB147.9 million and RMB225.4 million ($33.0 million) in 2006, 2007 and 2008, respectively. Our net income was RMB26.3 million in 2006, RMB35.2 million in 2007 and RMB63.6 million ($9.3 million) in 2008, representing a compound annual growth rate (CAGR) of 55.5% over that period. For the nine months ended September 30, 2009, our net revenue was RMB200.1 million ($29.3 million) and our net income was RMB41.6 million ($6.1 million), compared to net revenue of RMB153.5 million and net income of RMB41.7 million for the nine months ended September 30, 2008.

Our Product Portfolio

Our Hematological Products and Product Candidates

Baquting ( ®)

Baquting is our flagship hemocoagulase product. Baquting contains the proteolytic enzyme batroxobin, which is derived from the venom of the pit viper Bothrops atrox. Batroxobin’s main function is to cleave to and activate a protein called fibrinogen, and is similar in structure and function to thrombin, an endogenous human enzyme that plays a key role in the blood coagulation pathway. Baquting also contains trace amounts of a blood clotting activating factor X activator (FXA), a metalloprotease that promotes the conversion of factor X to factor Xa, which is another essential step in the coagulation pathway. Batroxobin and FXA promote the blood coagulation process, and a drug containing both is more effective than either agent acting alone to reduce and stop bleeding. Importantly, Baquting only catalyzes the conversion of fibrinogen to fibrin in the damaged areas of blood vessels and does not promote coagulation in healthy blood vessels and therefore can be safely administered systemically. Baquting is clinically proven to reduce and stop bleeding in various medical settings, including, but not limited to, bleeding control and bleeding disorders. It is widely used in China in the surgical setting, internal medicine, gynecology and obstetrics, ophthalmology, otorhinolaryngology and stomatology. In surgery, it is also often administered as a pre-operative prophylactic to prevent or reduce bleeding during or after an operation.

We developed Baquting in-house and were the first Chinese biopharmaceutical company to obtain regulatory approval for and introduce a form of injectable hemocoagulase into our domestic market. In November 2001, we launched Baquting in the Chinese market. We originally sold Baquting in a 1 unit/vial formulation, and in 2006 we launched two additional dosages, 0.5 unit/vial and 2 units/vial. We believe we are the first hemocoagulase manufacturer in the world to offer three distinct dosages, which provides physicians greater flexibility in prescribing the product to suit diverse patient profiles or clinical and surgical settings. Baquting is also included as one of the hemocoagulases on the national basic medical insurance catalog in China, which we believe increases both its affordability for patients who have access to medical insurance and the likelihood of its prescription by physicians. In 2006, 2007 and 2008, we sold 4.2 million, 6.3 million and 9.7 million units of Baquting, respectively. In the nine months ended September 30, 2008 and 2009, we sold 6.8 million and 9.1 million units of Baquting, respectively.

To maintain and enhance Baquting’s market leadership, we are dedicated to improving product quality and hemocoagulase production technology, and to this end we are engaged in researching product modifications and enhancements. We are utilizing an FXA quantitative measurement technology that is designed to promote the bioactivity and clinical reliability of Baquting.

Agkistrodon Acutus Hemocoagulase

In order to maintain our competitive advantage in the hemocoagulase market, we are developing a new type of hemocoagulase that is extracted and purified from the venom of Agkistrodon acutus snakes, which are indigenous to China. Similar to Baquting based on the Bothrops atrox venom, Agkistrodon acutus hemocoagulase catalyzes fibrinogen locally in damaged blood vessels without activating the blood clotting factors in healthy blood vessels. We co-developed the Agkistrodon acutus hemocoagulase with the Chinese Science Academy Kunming Animal Research Institute. We hold two PRC patents relating to Agkistrodon acutus hemocoagulase that will expire in 2021. We have completed Phase I clinical trials which demonstrated that this hemocoagulase was well tolerated, and received SFDA approval for Phase II and Phase III clinical trials. We expect to commence Phase II clinical trials by the end of 2009.

Lanthanum Polystyrene Sulfonate

We are developing a lanthanum polystyrene sulfonate product candidate for the treatment of hyperphosphatemia. Hyperphosphatemia is the presence of abnormally elevated levels of phosphate in the blood. Hyperphosphatemia occurs in at least 70% of patients with renal insufficiency or acute or chronic renal failure and may lead to hyperparathyroidism, the overactivity of the parathyroid glands resulting in excess production of parathyroid hormone and abnormal metabolic activity, and a variety of other cardiovascular complications that could be life-threatening. We have completed preclinical toxicity research and pharmacodynamics studies that demonstrate the potential efficacy and safety of lanthanum polystyrene sulfonate. We are continuing to conduct long-term toxicity research and other preclinical research of our lanthanum polystyrene sulfonate product candidate.

Our Cardiovascular Products and Product Candidates

Adenosine

Aiduo and Aiwen are the first adenosine products manufactured in China. Aiduo and Aiwen consist of the same compound, but are administered at different dosages. Aiduo ( ®), our cardiovascular stress imaging agent, is administered at 30ml/90mg per dose, and Aiwen ( ®), our product used in the diagnosis and treatment of PSVT, is administered at 2ml/6mg per dose. We are also developing an adenosine product for myocardial protection.

Aiduo ( ®)

Aiduo is an injectable coronary vasodilator that is approved for use in China as a diagnostic agent in connection with myocardial perfusion imaging (MPI) stress tests. Such tests are routinely performed in a nuclear cardiology suite to diagnose coronary arterial diseases. Aiduo dilates blood vessels by activating the A2 receptor, which binds to adenosine, thereby relaxing smooth muscles, adjusting sympathetic nerve transmission and reducing blood vessel tension.

Chinese drug registration laws provided Shenyang Guangda with administrative protection for the manufacture of Aiduo as a diagnostic agent in connection with MPI stress tests in China until 2007. Administrative protection in China prevents other companies from manufacturing, importing or selling a similar drug for the same indication, unless they have received approval for clinical trials of similar drugs prior to the commencement of the protection period. We are not aware of any other adenosine product in development in China. We believe that, given the time necessary to obtain a drug registration, Aiduo will continue to be the only adenosine product approved for use as a diagnostic agent in connection with MPI stress tests in the near term. We began sales and marketing activities for Aiduo in January 2005 and sold 6,207, 13,579, 25,550 and 19,400 units in 2006, 2007, 2008 and the nine months ended September 30, 2009, respectively.

Aiwen ( ®)

Aiwen is an intravenous anti-arrhythmic agent approved in China for the diagnosis and treatment of PSVT. Aiwen slows the conduction of electrical impulses in the heart and helps the heart to beat regularly during supraventricular tachycardia, a type of heart rhythm disorder. While the Chinese market for Aiwen is still relatively underdeveloped, an example of the potential for Aiwen is that adenosine was designated as the drug of first choice to treat PSVT in the Guidelines for the Management of Patients with Supraventricular Arrhythmias released by the committee comprising the American College of Cardiology, the American Heart Association and the European Society of Cardiology (the ACC/AHA/ESC committee) in 2003. We began sales and marketing activities for Aiwen in January 2005.

Adenosine for Myocardial Protection

We are also developing adenosine as a myocardial protection agent in various cardiovascular-related clinical settings. We believe adenosine may be useful as a myocardial protection agent due to its ability to attenuate or prevent post-ischemic myocardial damage that occurs as a result of acute myocardial infarction, or a heart attack, and during and after heart surgery. According to scientific literature, adenosine can effectively mitigate reperfusion injury, which is damage to tissue caused when blood supply returns to the area after a period of ischemia, or inadequate blood supply. We have completed preclinical trials of adenosine for such application. We plan to apply to the SFDA for the commencement of clinical trials of adenosine for myocardial protection after the transfer of the production permit for Aiduo and Aiwen from Shenyang Guangda to us is approved by the SFDA. We intend to apply for Class A new medicine status for this new indication, and in April 2006 we filed a PRC patent application related to this product.

Kaitong ( )

Kaitong is an intravenous injectable lipid emulsion of alprostadil for treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis. Alprostadil has been shown to dilate blood vessels, inhibit platelet aggregation, increase pulmonary blood flow, promote vasodilation and stimulate intestinal and uterine smooth muscle contraction. Kaitong’s lipid emulsion provides it with a series of advantageous characteristics, such as specificity for the narrow segments of blood vessels, lower effective dosage and decreased side effects. It has been approved in China for (i) limb ulceration caused by chronic artery occlusion such as thromboangiitis obliterans and arteriosclerosis obliterans, pain caused by microcirculation disorders, and other cardiocerebral microcirculation disorders, (ii) use as an anti-thrombotic agent after organ transplants, and (iii) ductal-dependent congenital heart disease in the newborns, to prevent premature closure of the ductus arteriosus until surgical correction is possible.

In December 2008, we entered into a ten-year exclusive distribution agreement with Jilin Yuhua to market and distribute Kaitong exclusively in China with the exception of Jilin and Heilongjiang Provinces. Jilin Yuhua is in the process of obtaining a production permit for Kaitong to allow it to manufacture this product at its GMP-certified new facilities in Changchun, Jilin Province. If the production permit for Kaitong is delayed or not granted at all, Jilin Yuhua will not be able to commence its production and we will not be able to launch this product in the market.

Dipyridamole Aspirin Sustained Release Capsules

We are developing dipyridamole aspirin capsules in a sustained release formulation for the prevention of strokes in patients who have previously suffered a stroke. Dipyridamole and aspirin are two different antiplatelet agents that, when used together, have been clinically demonstrated to be more effective than either agent alone in the prevention of secondary strokes. The clinical efficacy of this product was demonstrated by the data from the European Stroke Prevention Study (ESPS) 2, the largest stroke prevention trial to date. This clinical study was conducted with Aggrenox, an over-the-counter dipyridamole aspirin drug that is manufactured and sold in Europe by Boehringer-Ingelheim, a German pharmaceutical company. The ESPS 2 data demonstrated that a low dose aspirin combined with an extended release dipyridamole prevented twice as many strokes as aspirin alone and also reduced the risk of stroke in patients with high blood pressure and heart disease. We submitted our bioequivalence clinical trial data to the SFDA in December 2007 and we received an SFDA request in June 2009 for supplementary research data. We are in the process of compiling these data. We expect to receive the SFDA approval for manufacturing and marketing this product and launch it in the market in 2010.

Our Other Products

In addition to our principal products, we also manufacture and sell 11 other medicines for various indications, including asthma, infectious diseases, cold and flu, and anemia.

Market Opportunity

The Chinese healthcare market was the seventh largest in the world in 2008 and is expected to become the fifth largest by 2010, according to Frost & Sullivan. Healthcare expenditure in China has been steadily increasing, evidenced by the rapid growth of China’s gross domestic product (GDP) and the percentage of China’s GDP spent on healthcare. In 2008, China registered an annual GDP growth rate of 9.0%, and annual healthcare spending increased to 4.2% of GDP in 2005, up from 3.7% of GDP in 1995. Frost & Sullivan estimates that annual healthcare spending in China as a percentage of GDP will further increase to 8.0% by 2010. The biopharmaceutical market in China has developed rapidly in recent years, and Frost & Sullivan expects it to grow at an annual rate of 20% to 30%. In addition, according to Frost & Sullivan, the China biopharmaceutical market, which was valued at approximately $3.8 billion in 2005, is expected to reach approximately $8.5 billion by 2010.

On April 6, 2009, the PRC government outlined a healthcare reform proposal that will involve an expenditure of approximately RMB850 billion ($124.5 billion), approximately 3% of China’s GDP, from 2009 to 2011 to revamp the healthcare system in China. The proposal covers various aspects of the healthcare system in China. Although most of the details on the implementation of the proposal have yet to be announced, we believe we will likely benefit from the PRC government’s aim to (1) extend basic medical insurance coverage and increase insurance subsidies; (2) improve the quality and reliability of patient care; and (3) promote early diagnosis of diseases.

The hematological market ranked fourth, after the anti-infective market, cardiovascular market and cancer market, among all therapeutic markets in China in terms of sales value in 2007, according to BiaoDian Medical Information Co., Ltd. (PICO), which is controlled by the SFDA Southern Medicine Economic Research Institute. According to PICO, the market for bleeding treatment in China amounted to 412 million units, or approximately RMB2.0 billion ($291.2 million) in 2008. Hemocoagulases were the most prescribed type of treatment for bleeding control in China. Hemocoagulases, such as Baquting, increased their market share by revenue from approximately 34.3% in 2004 to 49.9% in 2008 and, according to PICO, are forecast to continue to increase their market share in future years. According to PICO, the sales volume of hemocoagulase to Chinese hospitals increased from 8.4 million units in 2004 to 24.4 million units in 2008 and reached RMB991 million ($145.2 million) in total sales in 2008.

China is the largest market in Asia for cardiovascular treatments and cardiovascular drugs have the second largest market share among all the prescription drugs in China. The Chinese cardiovascular market was estimated to be worth $1.3 billion in 2004, according to Business Insights. Myocardial perfusion imaging (MPI) is a widely used diagnostic test for assessing blood flow to the heart during exercise or stress and at rest. More than eight million MPI procedures were performed in the US in 2004, according to the China Pharmaceutical

Newspaper, and, in China, MPI is continually gaining greater acceptance. According to the China Pharmaceutical Newspaper, approximately 100,000 MPI procedures were estimated to have occurred in 2006. Adenosine, the stress agent used to facilitate MPI, was estimated to have a potential market of RMB2 billion ($293 million), which would be similar in size to the U.S. sales of $330 million in 2007, assuming the MPI market were fully developed in China.

Competitive Strengths

We believe our principal competitive strengths are as follows:

•	established flagship product with leading market share and recognized brand name;

•	established nationwide sales and marketing network;

•	diverse portfolio of marketed products and product candidates targeting attractive commercial opportunities in hematological and cardiovascular markets;

•	demonstrated research and development capabilities;

•	integrated biopharmaceutical operations with internal manufacturing capability to ensure quality and supply;

•	experienced and entrepreneurial management team; and

•	strong record of growth and profitability.

Strategy

Our goal is to become the leader in the commercialization of innovative biopharmaceutical products in China. To achieve our goal, we intend to:

•	leverage the leading position and brand name of Baquting in China to further enhance brand awareness of Baquting and our other key products and effectively launch our product candidates;

•

develop and commercialize candidates in our product pipeline and new in-licensed or acquired products that address growing medical needs in the commercially attractive hematological and cardiovascular markets;

•	increase our market share and commercial opportunities through expanding our sales and distribution network and further strengthening our science-based promotion efforts; and

•	acquire new technologies or companies or in-license new products or technologies.

Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These include:

•	our dependence on our flagship product Baquting;

•	limitations in our ability to successfully maintain the selling prices of our established products or to develop and commercialize new products;

•	our reliance on a limited number of suppliers and distributors;

•	our dependence on senior management and key research and development personnel;

•	our ability to access adequate working capital;

•	our ability to protect our intellectual property, trade secrets, and proprietary know-how;

•	our ability to comply with U.S. public reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and

•	our susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm our business.

Corporate Structure

We conduct our business operations in China through wholly owned subsidiaries and, with respect to the distribution aspects of our business, through an affiliated entity. PRC laws and regulations currently impose different levels of restrictions or prohibitions on investment of foreign capital in the pharmaceutical distribution industry. See “Regulations—Distribution of pharmaceutical products.” Our subsidiaries in China, which are wholly foreign-owned enterprises, are limited in their abilities to distribute the pharmaceutical products that we manufacture. Accordingly, we conduct our distribution activities through Liaoning Nuokang Medicines Co., Ltd. (Nuokang Distribution), a company whose sole registered shareholder is our chairman, chief executive officer and controlling shareholder, Mr. Baizhong Xue, and other third-party distributors. Nuokang Distribution is a variable interest entity (VIE) whose results are consolidated into our financial statements. Nuokang Distribution is considered our VIE because, through contractual arrangements with Mr. Xue, we bear the economic risks and derive the economic benefits associated with its ownership.

China Nuokang Bio-Pharmaceutical Inc. was incorporated in the Cayman Islands in June 2006. Through a series of transactions in August 2006 that were accounted for as a legal reorganization of entities under common control in a manner similar to a pooling of interests, China Nuokang Bio-Pharmaceutical Inc. acquired all of the equity interests in our operating subsidiaries and intermediate holding company.

The following diagram illustrates our corporate structure as of the date of this prospectus.

See “Corporate Structure” for further information about our corporate structure, restructuring exercise and our contractual arrangements that enable us to control our VIE, Nuokang Distribution.

Corporate Information

Our principal executive offices are located at No. 18-1 East Nanping Road, Hunnan National New & High-tech Development Zone, Shenyang, Liaoning Province, People’s Republic of China 110171. Our telephone number at this address is +86-24-2469-6033. Our registered address in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. of 400 Madison Avenue, 4th Floor, New York, New York 10017.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our corporate website addresses are www.nkbp.com and www.lnnk.com. The information contained on our website is not a part of this prospectus.

The Offering

ADSs we are offering	4,526,979 ADSs

ADSs the selling shareholders are offering	473,021 ADSs

ADSs outstanding immediately after this offering	5,000,000 ADSs

Ordinary shares outstanding immediately after this offering	157,460,142 ordinary shares

The ADSs	Each ADS represents eight ordinary shares, par value $0.0005 per share.

The depositary will be the holder of the ordinary shares underlying your ADSs.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for ordinary shares underlying your ADSs. The depositary will charge you fees for exchanges.

We may amend or terminate the deposit agreement for any reason without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement of which this prospectus is a part.

Over-allotment option	A selling shareholder has granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to 750,000 additional ADSs.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $32.9 million. We expect to use the net proceeds from this offering to fund the acquisition and in-licensing of new technologies, products or companies, the research and development of our product candidates and the expansion of our product pipeline, including clinical trials, the improvement of our production systems, the expansion of our production facilities and the enhancement of our production lines, the expansion and enhancement of our sales and marketing network and general corporate purposes.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Proposed NASDAQ Global Market symbol	NKBP

Depositary	JPMorgan Chase Bank, N.A.

The number of ordinary shares outstanding immediately after this offering:

•

is based on 121,244,310 shares outstanding as of September 30, 2009, assuming the conversion of all outstanding Series A redeemable convertible preference shares into 25,796,662 ordinary shares immediately prior to the closing of this offering;

•

excludes 7,290,000 ordinary shares issuable upon the exercise of stock options outstanding as of September 30, 2009 with exercise prices of $0.4613 per share or $0.7250 per share and a weighted average exercise price of $0.5011 per share; and

•	excludes 2,248,998 additional ordinary shares reserved for future grants under our 2007 and 2008 Share Incentive Plans.

Unless otherwise indicated, all information in this prospectus assumes the issuance and sale of 36,215,832 ordinary shares in the form of ADSs by us in this offering at an initial public offering price of $1.125 per share.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the noon buying rate in effect on September 30, 2009 which was RMB6.8262 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On December 7, 2009, the noon buying rate was RMB6.8292 to $1.00.

Summary Consolidated Financial Data

We have derived our consolidated statement of income data for the years ended December 31, 2006, 2007 and 2008 and our consolidated balance sheet data as of December 31, 2008 from our audited consolidated financial statements included in this prospectus. We have derived our consolidated statement of income data for the nine months ended September 30, 2008 and 2009 and our consolidated balance sheet data as of September 30, 2009 from our unaudited consolidated financial statements included in this prospectus. Our financial information for the nine months ended September 30, 2008 and 2009 includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical operating results presented below are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2009 or any other future fiscal period. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes included in this prospectus.

	Year Ended December 31,				Nine Months Ended September 30,
	2006	2007	2008		2008	2009
Consolidated Statement of Income Data:	RMB	RMB	RMB	$	RMB	RMB	$
					(unaudited)	(unaudited)
	(in thousands, except share and per share data and percentages)
Net revenue	121,661	147,875	225,399	33,020	153,519	200,058	29,307
Cost of revenue	(44,083)	(34,745)	(30,963)	(4,536)	(20,602)	(24,809)	(3,634)

Gross profit	77,578	113,130	194,436	28,484	132,917	175,249	25,673
Operating expenses:
Research and development costs	(6,054)	(7,995)	(5,585)	(818)	(4,921)	(6,392)	(936)
Selling, marketing and distribution expenses	(23,173)	(52,443)	(92,404)	(13,537)	(65,179)	(84,043)	(12,312)
General and administrative expenses	(14,809)	(16,796)	(31,884)	(4,671)	(22,508)	(30,596)	(4,482)

Total operating expenses	(44,036)	(77,234)	(129,873)	(19,026)	(92,608)	(121,031)	(17,730)

Operating profit	33,542	35,896	64,563	9,458	40,309	54,218	7,943
Interest income	47	196	1,259	184	957	881	129
Interest expense	(1,672)	(5,190)	(1,309)	(192)	(1,620)	(4,232)	(620)
Other (expenses) income, net	(344)	2,191	6,353	931	6,802	416	61

Income before income tax expense and non-controlling interest	31,573	33,093	70,866	10,381	46,448	51,283	7,513
Income tax (expense) benefit	(6,181)	2,102	(7,246)	(1,062)	(4,729)	(9,646)	(1,414)
Non-controlling interest	912	—	—	—	—	—	—

Net income	26,304	35,195	63,620	9,319	41,719	41,637	6,099

Accretion of Series A convertible redeemable preference shares	—	(30,156)	(13,403)	(1,964)	(10,105)	(11,021)	(1,615)
Allocation to Series A convertible redeemable preference shares for participating rights to dividends	—	(326)	(9,458)	(1,386)	(7,131)	(6,969)	(1,021)
Net income attributed to ordinary shares	26,304	4,713	40,759	5,969	24,483	23,647	3,463

Other Financial Data:
Adjusted net income(1)	26,304	35,195	55,497	8,128	33,305	41,526	6,083

	Year Ended December 31,				Nine Months Ended September 30,
	2006	2007	2008		2008	2009
	RMB	RMB	RMB	$	RMB	RMB	$
					(unaudited)	(unaudited)
Consolidated Statement of Income Data:	(in thousands, except share and per share data)
Net income per share
Basic	0.26	0.05	0.43	0.06	0.26	0.25	0.04
Diluted	0.26	0.05	0.43	0.06	0.26	0.25	0.04
Shares used in net income per share computation
Basic	100,000,000	99,850,334	95,447,648	95,447,648	95,447,648	95,447,648	95,447,648
Diluted	100,000,000	99,850,334	95,460,841	95,460,841	95,461,505	96,461,493	96,461,493
Pro forma net income per share (unaudited)
Basic		0.28	0.52	0.08	0.34	0.34	0.05
Diluted		0.28	0.52	0.08	0.34	0.34	0.05
Shares used in pro forma net income per share computation (unaudited)
Basic		125,646,996	121,244,310	121,244,310	121,244,310	121,244,310	121,244,310
Diluted		125,646,996	121,257,503	121,257,503	121,258,167	121,258,155	121,258,155

	As of December 31, 2008		As of September 30, 2009
	Actual		Actual		Pro forma as adjusted(2)
	RMB	$	RMB	$	RMB	$
			(unaudited)		(unaudited)
Consolidated Balance Sheet Data:	(in thousands)
Cash and cash equivalents	81,837	11,989	88,590	12,978	316,742	46,401
Total assets	405,031	59,335	469,179	68,734	691,361	101,282
Short-term bank loans	72,430	10,611	94,180	13,797	94,180	13,797
Total current liabilities	119,760	17,543	142,525	20,881	140,188	20,539
Total shareholders’ equity	127,721	18,711	158,337	23,196	521,011	76,326
Total liabilities and shareholders’ equity	405,031	59,335	469,179	68,734	691,361	101,282

(1)	We define adjusted net income as net income excluding the effect of foreign exchange gains related to the re-valuation of our U.S. dollar-denominated preference shares issued in December 2007 against the Renminbi, our functional currency. Adjusted net income is presented solely as a supplemental disclosure because we believe it is useful information for investors to assess the operating performance of our business without the effect of non-cash foreign exchange gains related to our U.S. dollar-denominated preference shares, which will convert automatically into our ordinary shares upon the close of this offering. We review adjusted net income together with U.S. GAAP measures such as net income to obtain a full representation of our financial performance. The use of adjusted net income has limitations and you should not consider adjusted net income in isolation from or as alternatives to consolidated income data prepared in accordance with U.S. GAAP, or as a measure of profitability.

The following table sets forth the reconciliation of adjusted net income, a non-U.S. GAAP financial measure, from net income, our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Year Ended December 31,				Nine months Ended September 30,
	2006	2007	2008		2008	2009
	RMB	RMB	RMB	$	RMB	RMB	$
					(unaudited)	(unaudited)
	(in thousands)
Net income	26,304	35,195	63,620	9,319	41,719	41,637	6,099
Foreign exchange gains from re-valuation of preference shares	—	—	(8,123)	(1,191)	(8,414)	(111)	(16)

Adjusted net income	26,304	35,195	55,497	8,128	33,305	41,526	6,083

(2)	Pro forma as adjusted to give effect to the following factors:

•	the automatic conversion of all of our outstanding Series A convertible redeemable preference shares into 25,796,662 ordinary shares upon the closing of this offering; and

•

the issuance and sale of 36,215,832 ordinary shares in the form of ADSs by us in this offering at an initial public offering price of $1.125 per share, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our ADSs. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In these circumstances, the market price of our ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Business

We are dependent, and we expect to continue to be dependent, on the revenue contribution from our flagship product, Baquting. A reduction in Baquting sales would cause our revenues to decline and materially harm our business.

We are largely dependent on sales of our hemocoagulase product, which we market under the name of Baquting. We launched Baquting in November 2001. In 2006, 2007, 2008 and the nine months ended September 30, 2009, we sold 4.2 million, 6.3 million, 9.7 million and 9.1 million units of Baquting, respectively. Revenues from Baquting sales accounted for 94.0%, 91.5%, 90.1% and 94.1% of our total revenue in 2006, 2007, 2008 and the nine months ended September 30, 2009, respectively. We plan on dedicating further resources toward maintaining and potentially expanding Baquting’s market share, such as improved quality control and production technology and formulation and dosage upgrades and modifications. Sales of Baquting will continue to comprise a substantial portion of our revenues in the future.

Any reduction in revenues from Baquting will have a direct negative impact on our business, financial condition and results of operations. Baquting sales could be adversely affected by a variety of factors, including:

•	increased competition;

•	new product introductions;

•	government-imposed pricing constraints;

•	problems with raw materials supply;

•	disruptions in manufacturing or distribution;

•	newly discovered safety issues caused by adverse reactions or misuse of our products; and

•	intellectual property issues.

Because of our relative lack of product diversification, an investment in our company may entail more risk than investments in companies that offer a wider variety of products or services. Despite our efforts, we may be unable to develop or acquire new products that would enable us to diversify our business and reduce our dependence on Baquting.

The commercial success of our products depends upon the degree of their market acceptance among the medical community. If our products do not attain market acceptance among the medical community, our operations and profitability would be adversely affected.

The commercial success of our products depends upon the degree of market acceptance they achieve among the medical community, particularly among physicians and hospital administrators. Physicians may not prescribe or recommend our products to patients and procurement departments of hospitals may not purchase our products if physicians or hospital pharmacists do not find our products attractive. The acceptance and use of our products among the medical community will depend upon a number of factors including:

•	perceptions by physicians, patients and others in the medical community about the safety and effectiveness of our products;

•	the prevalence and severity of any side effects;

•	pharmacological benefit of our products relative to competing products and products under development;

•	the efficacy and potential advantages relative to competing products and products under development;

•	relative convenience and ease of administration;

•	effectiveness of education, marketing and distribution efforts by us and our distributors;

•	publicity concerning our products or competing products and treatments; and

•	the price for our products and competing products.

In addition, the continued success of Baquting depends in part upon perceptions of the risk of transfusions and the quality of blood supply in China. If our products fail to attain market acceptance among the medical community, or if our currently marketed products cannot maintain market acceptance, our results of operations and profitability would be adversely affected.

We may not be able to obtain manufacturing or marketing approvals or pass on-site inspections for our current and future products, including Aiduo, Aiwen and Kaitong, or for our production facilities and failure to obtain approvals or pass on-site inspections for our future products or production facilities could materially harm our business prospects.

All medicines must be approved by the SFDA before they can be manufactured, marketed or sold in the PRC. The SFDA requires a pharmaceutical manufacturer to successfully complete clinical trials of a new medicine and demonstrate its manufacturing capability before approval to manufacture that new medicine is granted. Clinical trials are expensive and their results are uncertain. In addition, the SFDA and other regulatory authorities may apply new standards for safety, manufacturing, labeling, marketing and distribution of future products. Complying with these standards may be time-consuming and expensive. Furthermore, our future products may not be efficacious or may have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining approval or may prevent or limit their commercial use. As a result, we may not be able to obtain SFDA or other governmental approvals for our future products on a timely basis or at all.

In particular, Jilin Yuhua requires a production permit for its production facility in order to be able to produce Kaitong. If the production permit for Kaitong is delayed or not granted at all, Jilin Yuhua will not be able to commence its production and we will not be able to launch this product in the market. In addition, we submitted our bioequivalence clinical trial data for dipyridamole aspirin sustained release capsules to the SFDA in December 2007, and we received an SFDA request in June 2009 for supplementary research data. We are in the process of compiling these data. We expect to receive the SFDA approval for manufacturing and marketing this product and launch it in the market in 2010. We cannot assure you that we or

Jilin Yuhua will be able to obtain any of these approvals on a timely basis, or at all. Even if we or Jilin Yuhua do obtain these approvals, we cannot assure you that such approvals will not be modified or revoked, or such approvals may be subject to limitations on the indicated uses for which we may market a product, which may limit the size of the market for such a product. We will not be able to manufacture and market the new product as planned or at all if we do not obtain the governmental approvals.

Furthermore, even after we obtain such approvals, we may not be able to pass the on-site inspections required prior to the launch of our products. We require approval from the SFDA for the transfer of the production permit of Aiduo and Aiwen from Shenyang Guangda to us and GMP certification for our Shenyang facility in order to complete the acquisition of Aiduo and Aiwen from Shengyang Gangda and to commence production of these products at our production facility. If we fail to pass the on-site inspection in connection with a production permit application, we will not be able to obtain the production permit and commence production. If we fail to pass the on-site inspection in connection with the GMP certification, we will not be able to obtain the GMP certificate, which is required for pharmaceutical production and sale. The GMP certificates are subject to review and renewal every five years. See “Business—Certificates and Permit” for a description of our current licenses and permits. Failure to obtain or renew approvals or pass on-site inspections for our existing or future products could materially harm our business prospects.

The selling prices of our products may decline over time. Our success depends on our ability to successfully develop and commercialize biopharmaceutical products. Our product development efforts may not result in commercially viable products.

As is typical in the Chinese pharmaceutical industry, the average selling prices of biopharmaceutical products may decline significantly over the life of the product. These declines principally result from increased competition and price controls. Historically, the average selling prices of our products have not declined significantly. However, we cannot assure you that there will not be a material decline of selling prices in the future. We have sought to mitigate downward pricing pressure by introducing new products or enhanced versions of existing products with higher margins. We must therefore constantly identify product candidates that can be developed into cost-effective therapeutic products. We have devoted substantial resources to our research and development efforts; however, successful product development in our industry is highly uncertain, and relatively few research and development projects produce commercially viable products. If we cannot offset any decline in revenues and margins of our marketed products with new product introductions, our overall results of operations will suffer.

Our products face substantial competition. Other companies may discover, develop, acquire or commercialize products earlier or more successfully than we do.

We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. Baquting competes with both existing hemocoagulase products and potential new drug candidates. In China, our major competitors in the hemocoagulase market include Aohong Pharma’s Bangting, Solco Basel’s Reptilase and Lee’s Pharm’s Sulejuan, which accounted for approximately 29%, 25% and 8% market share, by volume, in 2008, respectively. Our products may compete against products that have lower prices, superior performance, greater ease of administration or other advantages compared to our products. We do not have patents of any commercial significance covering many of our products and product candidates to protect these products and product candidates from direct competition. Our inability to compete effectively could reduce sales or margins, which could have a material adverse effect on our results of operations.

Certain of our competitors market products or are actively engaged in research and development in areas where we have products or where we are developing product candidates or new indications for existing products. In the future, we expect that our products will compete with new drugs currently in development, drugs approved for other indications that may be approved for the same indications as those of our products and drugs approved for other indications that are used off-label. If less expensive alternatives to our products are dispensed or prescribed to patients, our sales could be negatively impacted. An increasing number of foreign pharmaceutical companies have introduced their pharmaceutical products into the Chinese market.

Large Chinese state-owned and privately owned pharmaceutical companies and foreign-invested or foreign pharmaceutical companies may have greater clinical, research, regulatory, manufacturing, marketing, financial and human resources than we do. In addition, some of our competitors may have technical or competitive advantages over us with respect to the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products and for our current products to compete with new products or new product indications that these competitors may bring to market. There may also be significant consolidation in the pharmaceutical industry among our competitors. Alliances may develop among competitors, and these alliances may rapidly acquire significant market share.

Furthermore, in order to gain market share in China, competitors may significantly increase their advertising expenditures and promotional activities or engage in irrational or predatory pricing behavior. In addition, our competitors may engage in inappropriate competition or illegal acts, such as bribery. Third parties may actively engage in activities designed to undermine our brand name and product quality or to influence customer confidence in our products. Increased competition may result in price reductions, reduced margins and loss of market share, any of which could materially adversely affect our profit margins. We may not be able to compete effectively against current and future competitors.

Our business depends on our well-known brands such as Nuokang and Baquting, and if we are not able to maintain and enhance our brand recognition to maintain our competitive advantage, our reputation, business and operating results may be harmed.

We believe that market awareness of our Nuokang and Baquting brands has contributed significantly to the success of our business. We also believe that maintaining and enhancing the Nuokang and Baquting brands is critical to maintaining our competitive advantage. Although our sales and marketing staff will continue to further promote our brands to remain competitive, we may not be successful. If we are unable to further enhance our brand recognition and increase awareness of our products, or if we are compelled to incur excessive marketing and promotion expenses in order to maintain our brand awareness, our business and results of operations may be materially and adversely affected. Furthermore, our sales and results of operations could be adversely affected if the Nuokang and Baquting brands, or the brands of any other products or our reputation are impaired by certain actions taken by our distributors, competitors, third-party marketing firms or relevant regulatory authorities.

Pricing of our principal products is subject to government approval. Changes in government control on prices of our products may limit our profitability or cause us to stop manufacturing certain products.

The prices of pharmaceutical products listed in the national medical insurance catalog and other medicines, the production or trading of which may constitute monopolies, are subject to the control of the National Development and Reform Commission (NDRC) of the PRC and the relevant provincial or local price control authorities, either in the form of fixed prices or price ceilings. From time to time, the NDRC publishes a list of medicines subject to price controls. The NDRC directly regulates retail prices of certain medicines on the list and authorizes provincial price control authorities to regulate retail prices of the remaining products on that list. Our principal product, Baquting, and the product candidate under our exclusive distributorship, Kaitong, are subject to price controls by the NDRC. Because of the price controls, which are in the form of price ceilings, it would be difficult for us to raise the wholesale prices of any products subject to such controls if their price ceilings are not raised by the NDRC. The limitation on our ability to raise the wholesale prices of our products may prevent us from absorbing or offsetting the effect resulting from any increase in the cost of raw materials or other costs, which would lower our margins. We are required to file the prices of Aiduo, Aiwen and our other products with the provincial price control authorities. In aggregate, seven out of 14 of our products are subject to price controls imposed by the NDRC and provincial price control authorities, sales of which accounted for 97.6%, 94.2% and 95.5% of our total sales in 2007, 2008 and the nine months ended September 30, 2009, respectively. Furthermore, the prices of our products may be adjusted downward by the relevant governmental authorities in the future. In response to a rapid increase in prices of medicines, in May 2007, the NDRC lowered the price ceilings of 260 medicines in China. This order, which was reported as the NDRC’s twenty-first order for nationwide price reductions for medicines since 1998, resulted in an average reduction of 19% in retail prices of those medicines affected by the order. As a result, the maximum retail price at which hemocoagulase products such as Baquting are sold to patients was reduced from RMB56.7 per unit to RMB51.6 per unit in May 2007. If we are required to lower the wholesale prices to distributors of our principal products in the future as a result of any government-mandated reduction in the price ceilings of our products, our future revenue and profitability would be adversely affected.

In addition, in order to access certain local or provincial-level markets, we are required to enter into competitive bidding processes for Baquting, Aiduo, Aiwen and our other products every year or every other year with a pre-defined price range. The competitive bidding in effect sets price ceilings for our products, thereby limiting our profitability. In some instances, if the price range designated by the local or provincial government falls below production costs, we may stop manufacturing certain products.

Reimbursement may not be available for our products, which could diminish our sales or affect our ability to sell our products profitably.

Market acceptance and sales of our products also depend to a large extent on the reimbursement policies of the PRC government. The Ministry of Labor and Social Security of the PRC or provincial or local labor and social security authorities, together with other government authorities, review the inclusion or removal of drugs from the national medical insurance catalog or provincial or local medical insurance catalogs for the National Medical Insurance Program every other year, and the tier under which a drug will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are made based on a number of factors, including price and efficacy. Depending on the tier under which a drug is classified in the provincial medicine catalog, a

National Medical Insurance Program participant residing in that province can be reimbursed for the full cost of Tier 1 medicine and for 80% to 90% of the cost of a Tier 2 medicine. Our principal product, Baquting, and the product candidate under our exclusive distributorship, Kaitong, are currently included in the national medical insurance catalog as Tier 2 medicines. Aiduo and Aiwen are Tier 2 medicines in the provincial medical insurance catalogs of Zhejiang, Hubei, Gansu, Hunan and Ningxia, and in the municipal medicine catalog of Changchun. If the relevant government authorities decide to remove our products from the medicine catalogs, such removal would reduce the affordability of our products and change the public perception regarding our products which in turn would adversely affect the sales of these products and reduce our net revenue. Furthermore, if we are unable to obtain approval from the relevant government authorities to include our new products in the national, provincial or local medicine catalogs, sales of our new products may be materially and adversely affected.

The growth and success of our business depends on our ability to successfully market our principal products to hospitals and their selection in tender processes used by hospitals for medicine purchases.

Our future growth and success significantly depend on our ability to successfully market Baquting, Aiduo and Aiwen to hospitals as prescription medicines. In 2006, 2007, 2008 and the nine months ended September 30, 2009, substantially all of the end-customers of Baquting, Aiduo and Aiwen were hospitals. Hospitals may make bulk purchases of a medicine included in the national and provincial medicine catalogs only if that medicine is selected under a government-administered tender process. Each year or every two years, a bidding process is organized on a provincial or municipal basis. Whether a medicine manufacturer is invited to participate in the tender depends on the level of interest that hospitals have in purchasing this medicine. The interest of a hospital in a medicine is evidenced by:

•	the inclusion of this medicine on the hospital’s formulary, which establishes the scope of medicines physicians at this hospital may prescribe to their patients, and

•	the willingness of physicians at this hospital to prescribe this medicine to their patients.

We believe that effective marketing efforts are critical in making and keeping hospitals interested in purchasing Baquting, Aiduo and Aiwen. If our marketing efforts are not effective, hospital administrators may not want to include Baquting, Aiduo and Aiwen in their formularies or may remove them from their formularies, or physicians may not be interested in prescribing Baquting, Aiduo or Aiwen to their patients. Should this happen, it would be unlikely for us to receive an invitation to submit Baquting, Aiduo and Aiwen in the tender. Even if we are invited to do so, we cannot assure you that Baquting, Aiduo and Aiwen will be successful in the tender. As a result, we may find it difficult to maintain the existing level of sales of our products, and our revenues and profitability may decline.

Rapid changes in the pharmaceutical industry may render our products obsolete.

The pharmaceutical industry is characterized by rapid changes in technology, constant enhancement of industrial know-how and frequent emergence of new products. Future technological improvements and continual product developments in the pharmaceutical market may render our existing products obsolete or affect our viability and competitiveness. Therefore, our future success will largely depend on our ability to:

•	improve our existing products;

•	diversify our product portfolio; and

•	develop new and competitively priced products which meet the requirements of the constantly changing market.

If we fail to respond to this environment by improving our existing products or developing new products in a timely fashion, or if our new or improved products do not achieve adequate market acceptance, our business and profitability may be materially and adversely affected.

The recent global economic and financial market crisis has had and could continue to have a material adverse effect on our business, financial condition, results of operations and cash flow.

The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth, in the United States and other parts of the world. This global economic and financial market crisis may impair our ability to raise funds through capital market transactions or enter into other financial arrangements if and when additional funds become necessary for our operations. The recent economic and financial market crisis has caused, among other things, lower customer spending across China. People may have diminished financial resources to purchase even critical medical care, which could lead to reduced demand for our products and reduced gross margins. In addition, some of our distributors and their customers, primarily hospitals and other healthcare institutions, have been adversely affected by the recent economic crisis, resulting in delays in payment to us or defaults of payments by our distributor customers. Our accounts receivable net of allowance for doubtful accounts increased from RMB71.3 million as of December 31, 2008 to RMB91.9 million ($13.5 million) as of September 30, 2009 and our receivable turnover days increased from 85 days in the nine months ended September 30, 2008 to 124 days in the nine months ended September 30, 2009. Our accounts receivable may also continue to increase in the near future. Therefore, the global economic and financial market crisis has had and could continue to have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, the timing and nature of any recovery in the economic and financial markets remains uncertain, and there can be no assurance that market conditions will improve in the near future or that our results will not continue to be materially and adversely affected.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We commenced operations in 1997 and have gradually built up our research, development, manufacturing, sales and marketing capabilities. We have a limited operating history under our current business model upon which you can evaluate the viability and sustainability of our business. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by other China-based early stage pharmaceutical companies. If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition, results of operations and future growth would be adversely affected.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for, and made disclosures in this prospectus regarding, timing of the accomplishment of objectives material to our success, such as the commencement and completion of pre-clinical tests, clinical trials, anticipated regulatory submission and approval dates and timing of product launches. As a public U.S.-listed company, we anticipate that we will make additional announcements in our public reports and in press releases regarding these events. The actual timing of these events can vary dramatically due to factors beyond our control, such as delays or failures in our pre-clinical tests or clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our pre-clinical tests or clinical trials will be completed as planned or at all, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our shares could decline.

New product development in the pharmaceutical industry is time-consuming and costly and has a low rate of successful commercialization.

Our success will depend in part on our ability to enhance our existing products and to develop new products. The development process for pharmaceutical products is complex and uncertain, as well as time-consuming and costly. Relatively few research and development programs produce a commercial product. A product candidate that appears promising in the early phases of development may fail to reach the market for a number of reasons, such as:

•	the failure to demonstrate safety and efficacy in preclinical and clinical trials;

•	the failure to obtain approvals for intended use from relevant regulatory bodies, such as the SFDA;

•	our inability to manufacture and commercialize sufficient quantities of the product economically; and

•	proprietary rights, such as patent rights, held by others to our product candidates and their refusal to sell or license such rights to us on reasonable terms, or at all.

In addition, product development requires the accurate assessment of market trends. We cannot assure you that:

•	our new product research and development efforts will be successfully and timely completed;

•	our clinical trials on humans for our product candidate will be successful;

•	SFDA or other regulatory bodies will grant necessary regulatory clearances or approvals on a timely basis, or at all; or

•	any product we develop will be commercialized or achieve market acceptance.

Delays in any part of the development process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting or delaying our introduction of new products. Even if we successfully commercialize new products, these products may address markets that are currently being served by our mature products and may result in a reduction in the sales volume of our mature product or vice versa. Failure to develop, obtain necessary regulatory clearances or approvals for or successfully commercialize or market potential new products or technologies could have a material adverse effect on our financial condition and results of operations.

We will not be able to commercialize our product candidates if our preclinical studies do not produce successful results or our clinical trials do not demonstrate safety and efficacy in humans.

Before obtaining regulatory approvals for the manufacturing and sale of our product candidates, we must conduct, at our own expense, extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of our product candidates. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including the following:

•

our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials, or we may abandon projects that appear promising;

•	we might have to suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks;

•	regulators may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns;

•	the time or cost of our clinical trials may be greater than we currently anticipate;

•	any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable; and

•	our product candidates may produce undesirable side effects or may have other unexpected characteristics.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other testing or if the results of these trials or tests are not positive or are only modestly positive, we may:

•	be delayed in obtaining approval for our product candidates;

•	not be able to obtain approval; or

•	obtain approval for indications that are not as broad as intended.

Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether planned clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant clinical trial delays also could allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

If we are unable to protect our products through intellectual property rights, our competitors may compete directly against us.

Our success depends, in part, on our ability to protect our products from competition by establishing, maintaining and enforcing intellectual property rights. We seek to protect the products and technology that we consider important to our business by filing PRC and international patent applications, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. We have patents and patent applications relating to Baquting upgrades, adenosine for myocardial protection, Kaitong, Agkistrodon acutus hemocoagulase and lanthanum polystyrene. For more details, see “Business—Intellectual Property.” However, the filing of a patent application does not mean that we will be issued a patent, or that any patent eventually issued will be as broad as requested in the patent application or sufficient to protect our technology. There are a number of factors that could cause our patents, if granted, to become invalid or unenforceable or that could cause our patent applications to not be granted, including known or unknown prior art, deficiencies in the patent application or the lack of originality of the technology. In addition, the PRC adopts the first-to-file system under which whoever first files a patent application will be awarded the patent. By contrast, U.S. patent law endorses the first-to-invent system under which whoever makes the first actual discovery will be awarded the patent. Under the first-to-file system, a third party may be granted a patent relating to a technology which we invented. For more details on the process for applying for and obtaining intellectual property protection in the PRC, see “Regulations—Regulation of patent and trademark protection.” Furthermore, the terms of our patents are limited. The patents we hold and patents to be issued from our currently pending patent applications have a twenty-year protection period starting from the date of application.

We may become involved in patent litigation against third parties to enforce our patent rights, to invalidate patents held by such third parties, or to defend against such claims. The cost to us of any patent litigation or similar proceeding could be substantial, and it may consume significant management time. We do not maintain insurance to cover intellectual property infringement.

Intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries, because, among other reasons, of the lack of procedural rules for discovery and evidence, low damage awards and lack of judicial independence. Implementation and enforcement of PRC intellectual property laws have historically been deficient and ineffective and may be hampered by corruption and local protectionism. Policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of PRC courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require a significant expenditure of cash and may divert management’s attention, which could harm our business, financial condition and results of operations. An adverse determination in any such litigation could materially impair our intellectual property rights and may harm our business, prospects and reputation.

If our products infringe the intellectual property rights of third parties, we may incur substantial liabilities, and we may be unable to sell these products.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Under the PRC Patent Law, patent applications are maintained in confidence until their publication 18 months from the filing date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications are filed. Even after reasonable investigation, we may not know with certainty whether any third party may have filed a patent application without our knowledge while we are still developing or producing that product. While the success of pending patent applications and applicability of any of them to our programs are uncertain, if asserted against us, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;

•	redesign our products or processes to avoid infringement; and

•	stop producing our products using the patents held by others, which could cause us to lose the use of one or more of our products.

We are currently in the process of disputing an objection raised by a third party related to our trademark “Shunxin.” To date, we have not received any other claims of infringement by any third parties. If a third party claims that we infringe its proprietary rights, any of the following may occur:

•	we may have to defend litigation or administrative proceedings that may be costly whether we win or lose, and which could result in a substantial diversion of management resources;

•	we may become liable for substantial damages for past infringement if a court decides that our technology infringes a third party’s intellectual property rights;

•

a court may prohibit us from producing and selling our product without a license from the holder of the intellectual property rights, which may not be available on commercially acceptable terms, if at all; and

•	we may have to reformulate our product so that it does not infringe the intellectual property rights of others, which may not be possible or could be very expensive and time consuming.

Any costs incurred in connection with such events or the inability to sell our products may have a material adverse effect on our business and results of operations.

We rely on confidentiality agreements that could be breached and may be difficult to enforce, which could have a material adverse effect on our business and competitive position.

Our policy is to enter agreements relating to the non-disclosure of confidential information with third parties, including our contractors, consultants, advisors and research collaborators, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them. However, these agreements can be difficult and costly to enforce. Moreover, to the extent that our contractors, consultants, advisors and research collaborators apply or independently develop intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises, a court may determine that the right belongs to a third party, and enforcement of our rights can be costly and unpredictable. In addition, we rely on trade secrets and proprietary know-how that we will seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:

•	these agreements may be breached;

•	these agreements may not provide adequate remedies for the applicable type of breach; or

•	our trade secrets or proprietary know-how will otherwise become known.

Any breach of our confidentiality agreements or our failure to effectively enforce such agreements would have a material adverse effect on our business and competitive position.

We source our primary raw material, Bothrops atrox venom, from a single third-party supplier and any supply failure could adversely affect our ability to manufacture our products.

We source our primary raw material, Bothrops atrox venom, for the production of Baquting, from Centro De Extracão De Toxinas Animais, an unaffiliated third-party supplier in Brazil. Export of Bothrops atrox venom is subject to the laws and administrative rules and regulations related to export-control in Brazil and its import to China is also required to comply with laws, regulations and restrictions imposed by the relevant national and local authorities in China. We must receive governmental approval from PRC authorities for each shipment of Bothrops atrox venom. We may not be able to obtain such approval in time to meet our production requirements or at all. The Brazilian government may impose more stringent control over exports, and the PRC government may impose stricter restrictions on imports, which, in either case, may impair our ability to import, or prevent us from importing, Bothrops atrox venom from Brazil to China.

If there is any supply interruption for an indeterminate period of time, we may not be able to identify and obtain alternative supplies that comply with our quality standards in a timely manner. Any supply disruption could adversely affect our ability to satisfy demand for our products, and materially and adversely affect our product sales and operating results.

The manufacture of our products is an exacting and complex process, and if we or our contract manufacturers encounter problems in manufacturing our products, our business and results of operations would be materially and adversely affected.

The SFDA and foreign regulators require manufacturers to register manufacturing facilities. The SFDA and foreign regulators also inspect these facilities to confirm compliance with GMP or similar requirements that the SFDA or foreign regulators establish. We or our contract manufacturers may face manufacturing or quality control problems causing product production and shipment delays or a situation where we or contract manufacturers may not be able to maintain compliance with the SFDA’s GMP requirements, or those of foreign regulators, necessary to continue manufacturing our drug candidates. A new inspection rule for GMP certification recently became effective on January 1, 2008 that implemented more stringent GMP standards. Any failure to comply with GMP requirements or other SFDA or foreign regulatory requirements could adversely affect our ability to manufacture, market and sell our products.

We rely on our distributors for sales of our products.

We rely on a limited number of distributors for most of our net revenue. Our top five distributors in the aggregate accounted for 35.1%, 37.2%, 33.4% and 43.5% of our net revenue in 2006, 2007, 2008 and the nine months ended September 30, 2009, respectively. We expect that a relatively small number of our distributors will continue to account for a major portion of our net revenue in the near future. Our dependence on a few distributors could expose us to the risk of substantial losses if a single large distributor stops purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute distributors on equivalent terms. If any of our significant distributors reduces the quantity of the products they purchase from us or stops purchasing from us, our net revenue would be materially and adversely affected.

We do not have long-term distribution agreements with our distributors, and we compete for desired distributors with other pharmaceutical manufacturers. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time consuming. Any disruption of our distribution network, including failure to renew existing distribution agreements with desired distributors, could negatively affect our ability to effectively sell our products and materially and adversely affect our business, financial condition and results of operations.

We enter into distribution agreements with our distributors which generally provide distribution rights for our products in a designated geographic area for a period of one year. We generally have one to three distributors in each provincial-level region. If any distributor sells our products outside its designated geographic area, harmful competition among our distributors could result, which may adversely impact our product sales activities and operating results.

If we are unable to attract, train, retain and motivate our direct sales force and third-party marketing agents, sales of our products may be materially and adversely affected.

We rely on our direct sales force and third-party marketing agents, who are dispersed across China, to market our products to hospitals and other healthcare institutions. We believe that Baquting’s current leading position in the market was the result, to a significant extent, of the dedication, efforts and performance of our direct sales force and third-party marketing agents. We believe that our future success will continue to depend on these same factors. There are only limited numbers of competent and qualified marketing agents in the Chinese pharmaceutical industry. We do not provide compensation to, or contract directly with, our marketing agents. Our marketing agents are instead compensated for their marketing and promotional activities by distributors. We therefore are unable to directly incentivize the marketing agents for their abilities. Our competitors may provide commissions or other economic incentives to third-party marketing agents significantly above the market standard, which may cause such agents to cease marketing our products. If we are unable to attract, train, retain and motivate our direct sales force and marketing agents, sales of our products may be materially and adversely affected.

Anti-corruption measures taken by the government to correct corruptive practices in the pharmaceutical industry could adversely affect our sales and reputation.

The government has recently taken anti-corruption measures to correct corrupt practices. In the pharmaceutical industry, such practices include, among others, acceptance of kickbacks, bribery or other illegal gains or benefits by the hospitals and medical practitioners from pharmaceutical distributors in connection with the prescription of a certain drug. Substantially all of our sales are made to hospitals through third-party distributors. We have no control over our third-party marketing agents and distributors, who may engage in corrupt practices to promote our products. While we maintain strict anti-corruption policies applicable to our internal sales force and third-party marketing agents and distributors, these policies may not be completely effective. If our sales staff or any of our third-party marketing agents and distributors engage in such practices and the government takes enforcement action, our products may be seized and our own practices, and involvement in the distributors’ practices may be investigated. If this occurs, our sales and reputation may be materially and adversely affected.

In addition, government-sponsored anti-corruption campaigns from time to time could have an adverse effect on our efforts to reach new hospital customers. Our sales representatives primarily rely on hospital visits to better educate physicians on our products and promote our brand awareness. Recently, there have been occasions on which our sales representatives were denied access to hospitals in order to avoid the perception of corruption. If this attitude becomes widespread among our potential customers, our ability to promote our products will be adversely affected.

If we are unable to successfully manage our growth, there could be a material adverse impact on our business, results of operations and financial condition.

We have grown rapidly and expect to continue to grow. We expect to hire more employees, particularly in the areas of research and development, regulatory affairs and sales and marketing, and enhance our facilities and corporate infrastructure, further increasing the size of our organization and related expenses. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Because of our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability on the part of our management to manage growth could delay the execution of our business plans or disrupt our operations. If we are unable to manage our growth effectively, we may be unable to use our resources in an efficient manner, which may negatively impact our business, results of operations and financial condition.

We depend upon key employees and consultants in a competitive market for skilled personnel. If we are unable to attract and retain key personnel, it could adversely affect our ability to develop and market our products.

We are highly dependent upon the principal members of our management team, especially our chairman and chief executive officer, Mr. Baizhong Xue. We have employment agreements, non-compete agreements and confidentiality agreements with these key employees. Although these agreements provide for severance payments that are contingent upon the applicable employee’s refraining from competition with us, the applicable provisions can be difficult and costly to monitor and enforce. The loss of any of these persons’ services would adversely affect our ability to develop and market our products.

We also depend in part on the continued services of our key scientific personnel and our ability to identify, hire and retain additional personnel, including marketing and sales staff. We face intense competition for qualified personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to suit from their former employers. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel.

Certain of our employees and consultants were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors, or at universities or other research institutions. Although no claims against us are currently pending, we may be subject to claims that these employees or consultants have, inadvertently or otherwise, used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

Our collaborations with outside scientists and consultants may be subject to restriction and change.

We work with chemists, biologists and other scientists at academic and other institutions, and consultants who assist us in our research, development, regulatory and commercial efforts. These scientists and consultants have provided, and we expect that they will continue to provide, valuable advice on our programs. These scientists and consultants are not our employees, may have other commitments that would limit their future availability to us and typically will not enter into non-compete agreements with us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, we will be unable to prevent them from establishing competing businesses or developing competing products. For example, if a key scientist acting as a principal investigator in any of our clinical trials identifies a potential product or compound that is more scientifically interesting to his or her professional interests, his or her availability to remain involved in such clinical trials could be restricted or eliminated.

If we acquire companies, products or technologies, we may face integration risks and costs associated with those acquisitions that could negatively impact our business, results from operations and financial condition.

If we are presented with appropriate opportunities, we may acquire or make investments in complementary companies, products or technologies. For example, we entered into a joint venture with QRxPharma Limited, an Australian company, to develop and commercialize two bleeding control products based on technologies developed by QRxPharma and the University of Queensland. We invested $5.0 million in the joint venture for it to fund the clinical trials for the product candidates, regardless of whether we are able to obtain regulatory approvals for their production or successfully commercialize them. We may not realize the anticipated benefit of any acquisition or investment. If we acquire companies or technologies, we will face risks, uncertainties and disruptions associated with the integration process, including difficulties in the integration of the operations of an acquired company, integration of acquired technology with our products, diversion of our management’s attention from other business concerns, the potential loss of key employees or customers of the acquired business, the potential involvement into any litigation related to the acquired company, and impairment charges if future acquisitions are not as successful as we originally anticipate. In addition, our operating results may suffer because of acquisition-related costs or amortization expenses or charges relating to acquired intangible assets. Any failure to successfully integrate other companies, products or technologies that we may acquire may have a material adverse effect on our business and results of operations. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our existing shareholders.

The pharmaceutical industry in China is highly regulated, and future government regulation may place additional burdens on our business.

The pharmaceutical industry in China is subject to extensive government regulation and supervision. The regulatory framework addresses all aspects of operating in the pharmaceutical industry, including approval, production, distribution, licensing and certification requirements and procedures, periodic renewal and reassessment processes, registration of new drugs and environmental protection. Violation of applicable laws and regulations may materially adversely affect our business. In order to manufacture pharmaceutical products in China, we are required to obtain a pharmaceutical manufacturing permit and GMP certificate for each production line from the relevant food and drug administrative authority. We are required to obtain the drug registration certificate, which includes a drug approval number, from the SFDA for each drug manufactured by us. In addition, in order to distribute any drug in China, we must obtain a pharmaceutical distribution permit and good supply practice (GSP) certificate from the SFDA. We are required to renew the pharmaceutical manufacturing permits, the pharmaceutical distribution permits, drug registration certificates, GMP certificates and GSP certificates every five years. If we are unable to obtain or renew such permits or any other permits or licenses required for our operation, we will not be able to engage in the manufacture and distribution of our products and our business may be adversely affected.

The regulatory framework regarding the pharmaceutical industry in China is subject to change and amendment from time to time. Any such change or amendment may have an adverse effect on our business. Changes to the regulatory framework could materially and adversely impact our business, financial condition and results of operations. The PRC government has released a number of announcements since April 2009 that collectively outlined a comprehensive plan to reform the healthcare system in China within the next few years, with an overall objective to expand the basic medical insurance coverage and improve the quality and reliability of healthcare services. The details of the reform have yet to be announced and the specific regulatory changes under the reform still remain uncertain. The implementing measures to be issued may not be sufficiently effective to achieve the stated goals, and as a result, we may not be able to benefit from such reform to the level we expect, if at all. Moreover, the reform could give rise to regulatory developments, such as tighter control over product pricing or more burdensome administrative procedures, which may have an adverse effect on our business and prospects.

For further information regarding government regulation in China, see “Regulations.”

The pharmaceutical industry is extremely competitive and China’s entry to the WTO may intensify this competition in China.

Our business is subject to competition from other pharmaceutical manufacturers. Local and overseas pharmaceutical manufacturers engaged in the manufacture and sale of similar products to ours in China may have more capital resources, superior research and development capabilities and more experience in manufacturing and marketing their products. China joined the WTO in December 2001. Following its entry, China lowered tariffs on certain imported pharmaceutical products as part of its obligation under the WTO framework. The reduction or removal of tariffs on imported pharmaceutical products made such products more competitive with domestic pharmaceutical products. In addition, an increasing number of foreign-invested pharmaceutical manufacturers may establish operations to engage in the manufacture or distribution of pharmaceutical products in China, which would increase the number of suppliers of pharmaceutical products in the market and intensify the competition with domestic manufacturers. If the domestic pharmaceutical manufacturers are unable to distinguish their products from imported products or products produced domestically by foreign-invested pharmaceutical manufacturers, they may lose market share to imported products or products produced domestically by foreign-invested pharmaceutical manufacturers which may be of higher quality and are sold at competitive prices. Furthermore, due to the lack of capital for the research and development of new medicines, most of the domestic pharmaceuticals are imitations of foreign products. Following China’s entry to the WTO, many more companies in Europe and the U.S. have applied for patents in the PRC, thereby increasing the likelihood of litigation for Chinese domestic pharmaceutical companies whose products may be covered by PRC patents owned by foreign companies.

Adverse publicity associated with our company or our products or similar products manufactured by our competitors could have a material adverse effect on our results of operations.

There have been recent incidents reported in the Chinese media of a significant number of patients experiencing severe adverse health consequences following their use of biopharmaceutical products manufactured by certain biopharmaceutical companies in China. A number of patients have become ill and a number of fatalities have been reported. For example, several deaths were caused by human immunoglobulin manufactured and sold by Jiangxi Boya Biopharmaceutical Co., Ltd., a PRC biopharmaceutical product manufacturer, in May 2008. We are highly dependent upon market perceptions of the safety and quality of our products. Concerns over the safety of biopharmaceutical products manufactured in China could have an adverse effect on the sale of such products, including products manufactured by us.

We could be adversely affected if any of our products or any similar products manufactured by other companies prove to be, or are alleged to be, harmful to patients. Any negative publicity associated with severe adverse reactions or other adverse effects resulting from patients’ use or misuse of our products or any similar products manufactured by other companies could also have a material adverse impact on our results of operations. We have not, to date, experienced any significant quality control or safety problems. If in the future we become involved in incidents of the type described above, such problems could severely and adversely impact our product sales and reputation.

We are subject to environmental regulations and may be exposed to liability and potential costs for environmental compliance.

We are subject to PRC laws and regulations concerning the discharge of waste water, gaseous waste and solid waste during our manufacturing processes. We are required to establish and maintain facilities to dispose of waste and report the volume of waste to the relevant government authorities, which conduct scheduled or unscheduled inspections of our facilities and treatment of such discharge. We may not at all times comply fully with environmental regulations. Any violation of these regulations may result in substantial fines, criminal sanctions, revocations of operating permits, shutdown of our facilities and obligation to take corrective measures. Our cost of complying with current and future environmental protection laws and regulations and our liabilities which may potentially arise from the discharge of effluent water and solid waste may materially adversely affect our business, financial condition and results of operations.

The government may take steps towards the adoption of more stringent environmental regulations. Due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. If there is any unanticipated change in the environmental regulations, we may need to incur substantial capital expenditures to install, replace, upgrade or supplement our pollution control equipment or make operational changes to limit any adverse impact or potential adverse impact on the environment in order to comply with new environmental protection laws and regulations. If such costs become prohibitively expensive, we may be forced to cease certain aspects of our business operations.

We may be required to defend lawsuits or pay damages for product liability claims. We do not have any liability or business disruption insurance, and a claim against us, or an interruption in our business, could adversely offset our reputation and our financial results.

The development and commercialization of pharmaceutical products entails an inherent risk of harm to the patient and, therefore, product liability. Even though there are no punitive damages under the PRC law, if a product liability claim is brought against us, it may, regardless of merit or eventual outcome, result in damage to our reputation, breach of contract with our customers, decreased demand for our products, costly litigation, product recalls, loss of revenue, and the inability to commercialize some products. We currently are not aware of any existing or anticipated product liability claims with respect to our products.

Existing PRC laws and regulations do not require us to nor do we maintain liability insurance to cover product liability claims. The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have business liability, or in particular, product liability, or disruption insurance coverage for our operations. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources. When and if we attempt to obtain product liability insurance for clinical trials, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products that we or our collaborators develop.

Power shortages, natural disasters, terrorist acts or other calamities could disrupt our production and have a material adverse effect on our business, financial position and results of operations.

Baquting and our other products are produced at our manufacturing facility in Penglai, China. A significant disruption at that facility, even on a short-term basis, could impair our ability to timely produce and ship products, which could have a material adverse effect on our business, financial position and results of operations.

Our manufacturing operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquake, fire, floods, environmental accidents, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be seriously impaired. In addition, the nature of our production and research activities could cause significant delays in our programs and make it difficult for us to recover from a disaster. We do not maintain any insurance other than insurance for some of our properties. Accordingly, unexpected business interruptions resulting from disasters could disrupt our operations and thereby result in substantial costs and diversion of resources.

In addition, our production process requires a continuous supply of electricity. We have encountered power shortages historically due to restricted power supply to industrial users during summers when the usage of electricity is high and supply is limited or as a result of damage to the electricity supply network. Because the duration of those power shortages was brief, they had no material impact on our operations. Interruptions of electricity supply could result in lengthy production shutdowns, increased costs associated with restarting production and the loss of production in progress. Any major suspension or termination of electricity or other unexpected business interruptions could have a material adverse impact on our business, financial condition and results of operations.

If our lease with Shandong Penglai Pharmaceutical Plant is terminated, not renewed or suspended, or if we are required to vacate the leased premises for any reason, our operations may be materially adversely affected.

Certain production facilities of Penglai Nuokang Pharmaceutical Co., Ltd. (Penglai Nuokang) are located on land leased from a third party, Shandong Penglai Pharmaceutical Plant. The lease will expire on December 31, 2014 and upon its expiration, Penglai Nuokang and Shandong Penglai Pharmaceutical Plant may negotiate to extend the lease agreement. Shandong Penglai Pharmaceutical Plant may immediately terminate the lease if Penglai Nuokang subleases or lends the land use right or buildings to any third parties without its consent or if Penglai Nuokang violates the intended use of the land or uses the land to engage in any illegal activities. Under the lease agreement, any party that unilaterally terminates the lease without cause will pay to the other party damages equal to RMB1.0 million for each year remaining under the lease agreement. In addition, Shandong Penglai Pharmaceutical Plant has not obtained the building ownership certificates for our solid formulation plant. We cannot guarantee that it will ever be able to obtain the necessary building ownership certificates or that PRC government authorities or third parties will not challenge or invalidate its ownership. If Shandong Penglai Pharmaceutical Plant’s ownership of these buildings were challenged or invalidated, we may need to vacate our existing facilities in Penglai and move these manufacturing operations to our facilities in Shenyang or find alternative facilities. Any termination, non-renewal or suspension of the lease or our eviction from the leased premises could disrupt our operations. We might suffer losses as a result of business interruptions and our operations and financial results may be materially and adversely affected.

Our future capital needs are uncertain. As a result, we may need to raise additional funds in the future.

We may require additional cash resources in the future. Our future cash needs will depend upon:

•	the extent to which our products are accepted in the market and generate cash flows;

•	the resources we devote to developing, marketing and producing our products;

•	the receipt of, and the time and expenses required to obtain and maintain, regulatory clearances and approvals;

•	our ability to identify and our desire or need to pursue acquisitions or other investments; and

•	changed business conditions or other future developments.

Our revenues may not be sufficient to meet our operational needs and capital requirements, and needed financing may not be available in amounts or on terms acceptable to us, if at all. Our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders. Moreover, credit arrangements in the PRC are subject to government restrictions and may not be available to us on commercially reasonable terms or at all.

If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

We will be subject to reporting obligations under U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must audit and report on the effectiveness of a public company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2010. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. As a result, during the preparation and external audit of our consolidated financial statements as of and for the years ended December 31, 2006, 2007 and 2008, we and our independent registered public accounting firm have identified two material weaknesses and certain significant deficiencies in our internal control over financial reporting, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. These material weaknesses, which could result in more than a remote likelihood that a material misstatement in our annual or interim financial statements would not be prevented or detected, consisted of:

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the lack of an internal audit function to assist our audit committee and management in the effective discharge of their responsibilities through independent and objective review, analysis, appraisal and reporting of recommendations on our business operations and activities; and

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the lack of adequate personnel with sufficient understanding of U.S. GAAP and SEC reporting requirements and adequate policies and procedures to prepare financial information in accordance with U.S. GAAP and SEC regulations.

We are in the process of implementing measures to remedy these material weaknesses and deficiencies and to prepare to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, our management may conclude that our internal control over financial reporting is not effective. While we plan to expand our financial staff if we become public, we may encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial professionals. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2009 or for any future taxable year. However, the application of the PFIC rules is subject to ambiguity in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. Latham & Watkins LLP, our special U.S. counsel, expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations set forth in this paragraph. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce passive income or are held for the production of passive income. The value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash raised in this and any future offering. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—U.S. Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain realized from a sale or other disposition of our ADSs or ordinary shares. See “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

Risks Related to Doing Business in China

The PRC’s economic, political and social conditions, as well as governmental policies, could affect the financial markets in China, our liquidity and access to capital and our ability to operate our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. More generally, if the business environment in China deteriorates from the perspective of domestic or international investors, our business in China may also be adversely affected.

Future changes in laws, regulations or enforcement policies in China could adversely affect our business.

Laws, regulations or enforcement policies in China, including those regulating healthcare and the pharmaceutical industry, are evolving and subject to frequent changes. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material and adverse effect on us and the market price of our ADSs. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our ADSs.

Changes in PRC government policy on foreign investment in China may adversely affect our business and results of operations.

As foreign invested enterprises, our wholly owned subsidiaries including Liaoning Nuokang Bio-pharmaceutical Co., Ltd. (Liaoning Nuokang), Shenyang Shouzheng Bio-technology Co., Ltd. (Shenyang Shouzheng) and Penglai Nuokang are subject to restrictions on foreign investment imposed by PRC laws from time to time. For instance, under the Foreign Investment Industrial Guidance Catalogue, some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment.

According to the latest version of this Catalogue, which became effective on December 1, 2007, our business, other than the distribution of pharmaceutical products, does not belong to the prohibited or the restricted category. As this Catalogue is updated every few years, there can be no assurance that the PRC government will not change its policies in a manner that would cause part or all of our businesses to fall within the restricted or prohibited categories. If any of our businesses becomes prohibited or if we cannot obtain approval from relevant approval authorities to engage in businesses which become restricted for foreign investors, we may be forced to sell or restructure our businesses which have become restricted or prohibited for foreign investment. If we are forced to adjust our corporate structure or business line as a result of changes in government policy on foreign investment, our business, financial condition and results of operations may be materially and adversely affected.

Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations.

In October 2005, State Administration of Foreign Exchange (SAFE) promulgated a regulation known as Circular No. 75 that states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or guarantee. Under this regulation, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. Mr. Baizhong Xue, our chief executive officer and chairman of our board of directors, beneficially owned 78.7% of our outstanding share capital as of the date of this prospectus. Mr. Xue has registered with the SAFE under the relevant SAFE regulations and will be required to update his registration upon the completion of this offering. While we believe our shareholders have complied with existing SAFE registration procedures, any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject our company to fines or sanctions imposed by the PRC government, including restrictions on our subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to our subsidiaries.

On December 25, 2006, the People’s Bank of China promulgated the Measures for Administration of Individual Foreign Exchange, on January 5, 2007, the SAFE promulgated Implementation Rules for those measures and on March 28, 2007, the SAFE further promulgated the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies. According to these new foreign exchange regulations, PRC citizens who are granted shares or share options by a company listed on an overseas stock market under its employee share option or share incentive plan are required to register with the SAFE or its local counterparts by following certain procedures. We and our employees who are PRC citizens and individual beneficiary owners or have been granted restricted shares or share options may be subject to these rules. The failure of our PRC individual beneficiary owners and holders of restricted shares or share options to complete their SAFE registrations according to the requirements of local counterparts of the SAFE or the new foreign exchange rules may subject these PRC citizens to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially and adversely affect our business.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

We conduct our business primarily through our subsidiaries and affiliated entities in China. PRC laws and regulations govern our operations in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

We may not be able to pay dividends to our shareholders.

We are a holding company, and we rely on dividends paid by our wholly owned subsidiaries, Liaoning Nuokang, Shenyang Shouzheng and Penglai Nuokang, for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The payment of dividends by Nuokang Distribution, our VIE, is determined by its sole shareholder, Mr. Baizhong Xue, our chairman and chief executive officer, subject to Penglai Nuokang’s approval. Repayment by Mr. Xue of these dividends to Penglai Nuokang under the contractual arrangements is subject to applicable PRC laws and regulations. Each of our subsidiaries is required to allocate at least 10% of its net profit after tax to the general reserve fund until the balance of such fund has reached 50% of its registered capital. These funds are not distributable in cash dividends. If our subsidiaries are unable to pay us sufficient dividends due to statutory or contractual restrictions on their abilities to distribute dividends to us, we may not be able to pay dividends to our shareholders and our various other cash needs may not be met. In addition, our debt arrangements and those of our subsidiaries that we may enter into from time to time may impose operating and financial restrictions on us and our subsidiaries. These restrictions may limit our ability and the ability of our subsidiaries to pay dividends. In addition, if our subsidiaries incur debts or losses, such indebtedness or loss may impair their ability to pay dividends to us and limit our ability to pay dividends to our shareholders.

Our ability to declare dividends in relation to our shares will also depend on our future financial performance, which in turn depends on successfully implementing our strategy and on financial, competitive, regulatory, and other factors, general economic conditions, demand and prices for our services, costs of supplies and other factors specific to our industry or specific projects, many of which are beyond our control. The receipt of dividends from our subsidiaries may also be affected by the passage of new laws, adoption of new regulations or changes to, or in the interpretation or implementation of existing laws and regulations and other events outside our control. In particular, as our operating subsidiaries are located in the PRC, we may be adversely affected by implementation of capital and other exchange controls by the PRC Government. See “Dividend Policy” for a discussion of our dividend policy.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

We receive all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of our revenues may be converted into other currencies to meet our foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, our subsidiaries are able to pay dividends in foreign currencies or convert Renminbi into other currencies for use in operations without prior approval from the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take future measures to restrict access to foreign currencies for current account transactions.

Our PRC subsidiaries’ ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of amounts under the capital account, requires the approval of and/or registration with PRC government authorities, including the SAFE. In particular, if we finance our PRC subsidiaries by means of foreign debt from us or other foreign lenders, the amount is not allowed to exceed the difference between the amount of total investment and the amount of the registered capital as approved by the Ministry of Commerce (MOFCOM) and registered with the SAFE. Further, such loans must be registered with the SAFE. Currently, the amount of total investment of each of Shenyang Shouzheng and Penglai Nuokang is equal to the amount of its registered capital. If we finance Shenyang Shouzheng and Penglai Nuokang by means of foreign debt, we must obtain approvals from the local MOFCOM branches to increase the amount of their total investment first. If we fail to receive approval from the local MOFCOM branches to increase the amount of our subsidiaries’ total investment, we may not finance our PRC subsidiaries by means of foreign debts. If we finance our PRC subsidiaries by means of additional capital contributions, the amount of these capital contributions must first be approved by the relevant government approval authority. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again. As we import our primary raw material from Brazil and may import certain production equipment in the future, fluctuations in the value of the Renminbi against the U.S. dollar and other currencies may affect our cost of production. In addition, as we rely entirely on dividends paid to us by our subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S.

dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.

The PRC government has provided various incentives to foreign-invested companies, such as Liaoning Nuokang, Shenyang Shouzheng and Penglai Nuokang, although these incentives are subject to the new enterprise income tax law (the new EIT law). Such incentives include reduced tax rates and other measures. Under the PRC tax laws effective prior to January 1, 2008, domestic companies typically were subject to an enterprise income tax rate of 33%. On March 16, 2007, the National People’s Congress of China enacted the new EIT law, and the implementation rules of such new EIT law were promulgated by the State Council of China on December 6, 2007. Under the new EIT law and its implementation rules, foreign invested enterprises (FIEs) and domestic companies would be subject to an enterprise income tax at a uniform rate of 25%. The new EIT law and its implementation rules became effective on January 1, 2008. Under the new EIT law, enterprises that were established and already enjoyed tax holidays of two-year tax exemption and three-year tax reduction of 50% before March 16, 2007 will continue to enjoy such preferential tax treatment until the expiration of such term.

Liaoning Nuokang, Shenyang Shouzheng and Penglai Nuokang are foreign-invested companies established in 2005, 2006 and 2006, respectively, which were subject to the two-year tax exemption and three-year tax reduction of 50%. They continue to enjoy the preferential tax treatment until the expiration of such term. The tables below set forth the applicable income tax rates of our subsidiaries and Nuokang Distribution for the periods indicated.

Subsidiary	2006		2007	2008	2009	2010
Liaoning Nuokang	0%		0%	12.5%	12.5%	12.5%
Shenyang Shouzheng	15%		0%	0%	12.5%	12.5%
Penglai Nuokang	0	%(1)	0%	12.5%	12.5%	12.5%
Nuokang Distribution	33%		33%	25%	25%	25%

(1)	Penglai Nuokang started being fully exempted from EIT from September 2006. Prior to that, it was subject to EIT at a statutory rate of 33%.

Under the new EIT law and its implementation rules, enterprise that are “high and new technology enterprises strongly supported by the State” are entitled to a reduced EIT rate of 15%. In 2008, the relevant PRC authorities recognized Liaoning Nuokang and Penglai Nuokang as “high and new technology enterprises” through 2010, after which we plan to apply for the renewal of these qualifications. We will also apply for the “high and new technology enterprise” qualification for Shenyang Shouzheng, whose existing preferential tax treatment expires in 2011. There is no assurance that Liaoning Nuokang and Penglai Nuokang will continue to, or Shenyang Shouzheng will, be qualified as “high and new technology enterprises” and an increase in the applicable EIT rates may have a material adverse effect on our results of operations.

Any discontinuation of tax preferential tax treatment or any increase of the enterprise income tax rate applicable to our subsidiaries or Nuokang Distribution could have a material adverse effect on our financial condition and results of operations.

The dividends we receive from our PRC subsidiaries and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations, and dividends distributed by us to our non-PRC shareholders or any gains realized by non-PRC shareholders from transfer of our shares may be subject to PRC tax.

Under the new EIT law, dividends, interests, rents and royalties payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of a foreign-invested enterprise in the PRC by such a foreign investor, will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. Surplus International Investments Limited (Surplus International), the 100% shareholder of Liaoning Nuokang, Shenyang Shouzheng and Penglai Nuokang, is incorporated in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise). Therefore, if Surplus International is considered a non-resident enterprise for purposes of the new EIT law, this new withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income in the event we decide to declare a dividend, which may have an adverse effect on our operating results.

Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%, which will decrease our earnings from operations. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise, the dividends received from our PRC subsidiaries may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company having ownership interest in a PRC enterprise.

In addition, because there remains uncertainty regarding the interpretation and implementation of the new EIT law and its implementation rules, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders or any gains realized by non-PRC shareholders or ADS holders from transfer of our shares or ADSs may be subject to PRC tax. If we are required under the new EIT law to withhold PRC income tax on the above dividends or if investors are subject to PRC income tax on gains on sale of ADSs or shares, your investment in our shares or ADSs may be materially and adversely affected.

The approval of the China Securities Regulatory Commission may be required in connection with this offering; any failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and trading price of our ADSs, and may also create uncertainties for this offering. The regulation also establishes more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission (CSRC), jointly promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This regulation, among other things, requires offshore special purpose vehicles, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. Our PRC counsel, Tian Yuan Law Firm, has advised us that this regulation does not apply to us and that CSRC approval is not required because we obtained approvals from the local branches of MOFCOM for the acquisition of Liaoning Nuokang, Shenyang Shouzheng and Penglai Nuokang, our wholly owned subsidiaries in the PRC, before September 8, 2006, the effective date of this new regulation. Based on the advice we have received from our PRC counsel, we did not seek the CSRC approval in connection with this offering.

Although this regulation was adopted over three years ago, there remains uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or other PRC regulatory authorities subsequently determine that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In that case, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiaries, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The regulation also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses. Complying with the requirements of this regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions. Any delay or inability to obtain applicable approvals to complete acquisitions could affect our ability to expand our business or maintain our market share.

We face risks related to health epidemics and outbreaks of contagious diseases.

Our business could be adversely affected by the effects of H1N1 pandemic avian flu, SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2005, 2006 and 2007, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Recently, concerns have been raised with respect to the spread of avian influenza and the H1N1 pandemic in various regions of China. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include temporary closure of our manufacturing facilities, as well as certain sectors of the hospital industry. Such closures or impact over business of hospitals would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related to Our Corporate Structure

Our contractual arrangements with Nuokang Distribution and its shareholder may not be as effective in providing control over the entity as direct ownership.

According to the PRC Drug Administration Law and other applicable regulations, our subsidiaries in China may only sell the pharmaceutical products that we manufacture to certain distributors and we may not sell products that others manufacture. Accordingly, Mr. Baizhong Xue, our chairman and chief executive officer, established Nuokang Distribution in 1999 with four other shareholders to engage in the distribution of pharmaceutical products. Mr. Xue subsequently became the sole shareholder of Nuokang Distribution. Substantially all of our sales are conducted through Nuokang Distribution, which was the direct contracting party with most of our key distributors. We are a party to certain contractual arrangements with Nuokang Distribution which are designed to provide us with certain effective control over, and substantially all of the economic benefits of, Nuokang Distribution. If Nuokang Distribution or its sole shareholder, Mr. Baizhong Xue, refuses to make payments or otherwise refuses to perform their contractual obligations necessary for us to realize these sales contracts, we may not be able to distribute our products and our financial condition and results of operations will be materially and adversely affected.

We currently conduct our sales activities through Nuokang Distribution by means of contractual arrangements. If the PRC government determines that the contractual arrangements do not comply with applicable regulations, our business could be adversely affected.

We conduct our sales activities through contractual arrangements with Nuokang Distribution, which holds the licenses and approvals, including a pharmaceutical distribution permit that is essential for the distribution of our products. We have contractual arrangements with Nuokang Distribution and its sole shareholder, Mr. Baizhong Xue, our chairman and chief executive officer, that allow us to substantially control this entity. These contracts include business cooperation agreements, which impose certain restrictions on the conduct of Nuokang Distribution’s businesses. We cannot assure you that we will be able to enforce these contracts.

Although we believe we comply with current PRC regulations, we cannot assure you that the PRC government would agree that our arrangements with Nuokang Distribution and its sole shareholder comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and the PRC government may determine that the contractual arrangements were designed to circumvent the applicable PRC laws and regulations. Accordingly, we cannot assure you that our contractual arrangements with Nuokang Distribution and its sole shareholder will be enforceable. For example, under the equity pledge agreement by and between Mr. Baizhong Xue and Penglai Nuokang, Mr. Baizhong Xue has pledged all of his equity interest in Nuokang Distribution to Penglai Nuokang to guarantee the performance of Nuokang Distribution under the relevant contractual arrangements. Under the PRC Property Law effective on October 1, 2007, an equity pledge will not become effective until it is registered with local SAIC. We are still in the process of registering the equity pledge with the SAIC Liaoning branch but are experiencing delays because the implementation rules of the PRC Property Law have only recently been issued. If the PRC government determines that we are not in compliance with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or take other regulatory or enforcement actions against us that could be harmful to our business.

The sole shareholder of Nuokang Distribution has potential conflicts of interest with us, which may adversely affect our business.

Nuokang Distribution is 100% owned by Mr. Baizhong Xue, our chairman and chief executive officer. Although Mr. Baizhong Xue owes us a duty of loyalty and care under Cayman Islands law, the potential exists for conflicts of interests between his duties to us and his ownership interests in Nuokang Distribution. In particular, Mr. Xue may be able to cause our agreements with Nuokang Distribution to be performed or amended in a manner adverse to us by, among other things, failing to remit payments to us on a timely basis or operating Nuokang Distribution so as to cause harm to our business. We can provide no assurance that if potential conflicts of interests arise, these conflicts will not result in a significant loss in corporate opportunities for us or a diversion of our resources to Nuokang Distribution, which may not be in the best interest of our company and our other shareholders.

Except for the trademarks “ ®” (Baquting) and “ ®” (Danya) that are owned by Penglai Nuokang, all other trademarks we are currently using are owned by Nuokang Distribution. We received long term licenses from Nuokang Distribution to use these trademarks. We may need additional licenses from Nuokang Distribution in the future if we plan to use other trademarks it owns. As a result of the conflict of interest between Nuokang Distribution and us, the terms of such licenses may not be favorable to us.

Our contractual arrangements with Nuokang Distribution may be subject to scrutiny by the PRC tax authorities and we could be required to pay additional taxes, which could substantially reduce our consolidated net income and the value of your investment.

Arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements with Nuokang Distribution are not arm’s-length transactions. If this were to occur, the tax authorities could adjust Nuokang Distribution’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Nuokang Distribution, which could in turn increase its tax liabilities. The PRC tax authorities could also impose late payment fees and other penalties on Nuokang Distribution for under-paid taxes. In addition, any challenge by the PRC tax authorities may limit the ability of Nuokang Distribution to receive any preferential tax treatments and other financial incentives. Our consolidated net income may be materially and adversely affected if Nuokang Distribution’s tax liabilities increase or if it is found to be subject to late payment fees or other penalties.

Risks Related to Our ADSs and this Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on The NASDAQ Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	announcements of studies and reports relating to the effectiveness or safety of our products or those of our competitors;

•	negative publicity associated with pharmaceutical companies, particularly in China;

•	announcements of technological or competitive developments;

•	any litigation, governmental investigation or enforcement proceedings brought against us by authorities and industry regulators in China or elsewhere;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	addition or departure of our senior management and key research and development personnel;

•	changes in the economic performance or market valuations of other pharmaceutical or health care companies;

•	economic, regulatory or political developments in China;

•	release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales of additional ordinary shares or ADSs, or the perception that such sales might occur.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. Also, you will experience immediate and substantial dilution of approximately $6.74 per ADS, representing the difference between the purchase price per ADS in this offering and our net tangible book value per ADS as of September 30, 2009, after giving effect to this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of stock options.

Substantial future sales of our ADSs in the public market, or the perception that such sales might occur, could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Immediately upon completion of this offering, we will have 157,460,142 ordinary shares outstanding, including 40,000,000 ordinary shares represented by 5,000,000 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act, except to the extent acquired by persons deemed to be our “affiliates.” In connection with this offering, we, our shareholders, and our directors and executive officers have agreed not to sell any ordinary shares or ADSs until the expiration of 180 days, after the date of this prospectus, subject to certain exceptions. Any or all of these shares may be released without notice prior to expiration of the applicable lock-up period at the discretion of Jefferies & Company, Inc. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Mr. Baizhong Xue, our chairman and chief executive officer, beneficially owned 78.7% of our outstanding share capital as of the date of this prospectus. Because of this high level of shareholding, Mr. Xue has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Xue may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as holders of our ordinary shares and ADS holders only have such rights as are specified in the deposit agreement, which generally are more restricted than the rights of holders of ordinary shares. Under our articles of association, the minimum notice period required to convene a general meeting days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides that it is inequitable or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property, in which event you would not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands.

The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in the United States. In particular, because the Cayman Islands has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action specific to investors in securities such as those found under the Securities Act of 1933 or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

There is uncertainty regarding whether Cayman Islands courts would:

•	recognize or enforce against us or our directors or officers judgments of courts of the United States predicated upon certain civil liability provisions of U.S. securities laws; and

•

impose liability against us or our directors or officers, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws or laws of any state in the U.S.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China through our PRC subsidiaries. Most of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action in the United States against us or against these individuals in the event that you believe that your rights have been violated under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our articles of association will contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We will be adopting amended and restated articles of association that will contain provisions limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. Forward-looking statements convey our current expectations and views of future events. The words “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” and other similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:

•	competition from other domestic and foreign pharmaceutical companies;

•	our ability to enhance existing products and develop, obtain government approvals for, and market future generations of our existing products and other new products;

•	the expected market growth for pharmaceutical products in China;

•	market acceptance of our products;

•	our expectations regarding hospital or patient demand for our products;

•	our ability to expand our production, sales and distribution network and other aspects of our operations;

•	our ability to diversify our product range;

•	our ability to effectively protect our intellectual property;

•	our ability to identify and acquire new medical technologies, pharmaceutical products and product candidates;

•	changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC;

•	fluctuations in general economic and business conditions in China; and

•	our ability to control Nuokang Distribution through contractual arrangements.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find Additional Information.”

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 4,526,979 ADSs we are offering will be approximately $32.9 million, after deducting underwriting discounts, commissions and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

We intend to use the net proceeds we receive from this offering for the following purposes:

•	approximately $14.0 million to fund the acquisition and in-licensing of new technologies, products or companies;

•

approximately $5.0 million to fund the research and development of our product candidates and the expansion of our product pipeline, including clinical trials, of which approximately $0.7 is expected to be used to develop the manufacturing process of dipyridamole aspirin sustained release capsules, $1.2 for Phase II and Phase III clinical trials of hemocoagulase derived from the venom of the snake species Agkistrodon acutus, $0.7 for preclinical trials of adenosine for myocardial protection, and $1.9 for preclinical trials of lanthanum polystyrene sulfonate;

•	approximately $5.0 million to fund the improvement of our production systems, the expansion of our production facilities and the enhancement of our production lines;

•	approximately $8.0 million to fund the expansion and enhancement of our sales and marketing network; and

•	the balance for general corporate purposes.

We have not identified any potential acquisition candidate.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including our capital and expenditures and operating costs, and the progress of our research, development and commercialization efforts. Accordingly, we retain the discretion to allocate the net proceeds of this offering among the identified uses described above, and we reserve the right to change the allocation of the net proceeds among the uses described above as a result of contingencies such as our manufacturing requirements, the results of our commercialization efforts and the progress and results of our clinical trials and our research and development activities.

Pending the use of proceeds from this offering described above, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

In using the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2009:

•	on an actual basis;

•

on a pro forma basis to give effect to the automatic conversion of all of our outstanding Series A convertible redeemable preference shares into 25,796,662 ordinary shares immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to reflect the automatic conversion of all of our outstanding Series A convertible redeemable preference shares into 25,796,662 ordinary shares immediately prior to the closing of this offering, and the sale of 36,215,832 ordinary shares in the form of ADSs by us in this offering at an initial public offering price of $9.00 per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2009
	Actual		Pro forma		Pro forma as adjusted
	RMB	$	RMB	$	RMB	$
	(in thousands, except share and per share data)
Short-term bank loans	94,180	13,797	94,180	13,797	94,180	13,797
Series A convertible redeemable preference shares, $0.0005 par value, 25,800,000 shares authorized and 25,796,662 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	138,155	20,239	—	—	—	—
Shareholders’ equity:
Ordinary shares, $0.0005 par value, 474,200,000 shares authorized, 95,447,648 shares issued and outstanding, actual; 121,244,310 shares issued and outstanding pro forma and; 157,460,142 shares issued and outstanding, pro forma as adjusted	382	56	470	69	594	87
Additional paid-in capital	50,477	7,395	188,544	27,621	412,940	60,494
Retained earnings	107,478	15,745	107,478	15,745	107,478	15,745
Total shareholders’ equity	158,337	23,196	296,492	43,435	521,011	76,326

Total capitalization	390,672	57,232	390,672	57,232	615,191	90,123

You should read the table above in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. This table is based on 95,447,648 of our ordinary shares and 25,796,662 Series A convertible redeemable preference shares, which automatically convert into our ordinary shares at the close of this offering, outstanding as of September 30, 2009 and:

•

excludes 7,290,000 ordinary shares issuable upon the exercise of share options outstanding as of September 30, 2009 with exercise prices of $0.4613 per share or $0.7250 per share and a weighted average exercise price of $0.5011 per share; and

•	excludes 2,248,998 additional ordinary shares reserved for future grants under our share option plan.

DILUTION

If you invest in our ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering.

Our net tangible book value as of September 30, 2009 was approximately RMB290.6 million ($42.6 million), or RMB3.04 ($0.45) per ordinary share, and $3.57 per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our total consolidated liabilities and intangible assets. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding Series A convertible redeemable preference shares into ordinary shares upon the completion of this offering, from the initial public offering price per ordinary share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Our pro forma net tangible book value as of September 30, 2009 was RMB2.40 ($0.35) per ordinary share, and $2.81 per ADS. Pro forma net tangible book value per share represents the amount of our total consolidated assets, less the amount of our total consolidated liabilities and intangible assets, divided by the number of ordinary shares outstanding as of September 30, 2009, after giving effect to the conversion of our Series A convertible redeemable preference shares.

Giving effect to our sale of the ADSs offered in this offering and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of September 30, 2009 would have been RMB515.1 million ($75.5 million), or RMB3.27 ($0.48) per outstanding ordinary share, and RMB26.2 ($3.83) per ADS. This represents an immediate increase in pro forma net tangible book value of $0.13 per ordinary share and $1.03 per ADS to the existing shareholders, and an immediate dilution in pro forma net tangible book value of $0.65 per ordinary share and $5.17 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

Initial public offering price per ADS	$9.00
Net tangible book value per ordinary share as of September 30, 2009	$0.45
Pro forma net tangible book value per ordinary share after giving effect to the conversion of our Series A convertible redeemable preference shares	$0.35
Pro forma net tangible book value per ADS after giving effect to the conversion of our Series A convertible redeemable preference shares	$2.81
Pro forma net tangible book value per ordinary share after giving effect to the conversion of our Series A convertible redeemable preference shares and this offering	$0.48
Pro forma net tangible book value per ADS after giving effect to the conversion of our Series A convertible redeemable preference shares and this offering	$3.83
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$0.65
Amount of dilution in net tangible book value per ADS to new investors in the offering	$5.17

The following table summarizes, on a pro forma basis as of September 30, 2009, the differences between existing shareholders, including holders of our Series A convertible redeemable preference shares that will be automatically converted into ordinary shares immediately upon the completion of this offering, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Total shares		Total consideration		Average price per ordinary share	Average price per ADS
	Number	%	Amount (in thousands)%
Existing shareholders	121,244,310	77.00	$27,690	40.46	$0.23	$1.83
New investors	36,215,832	23.00	$40,743	59.54	$1.125	$9.00

Total	157,460,142	100.00	$68,433	100.00

The discussion and tables above assume no exercise of any outstanding share options. As of September 30, 2009, there were 6,190,000 and 1,100,000 ordinary shares issuable upon exercise of outstanding share options at an exercise price of $0.4613 and $0.7250 per share, respectively. If all of these options had been exercised on September 30, 2009, after giving effect to the conversion of all our Series A convertible redeemable shares and this offering, our net tangible book value would have been approximately $79.1 million, or $0.48 per ordinary share and $3.84 per ADS, and the dilution in net tangible book value to new investors would have been $0.64 per ordinary share and $5.16 per ADS.

DIVIDEND POLICY

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares” for more information. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company, and we rely on dividends paid by our operating subsidiaries in China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year to contribute to their respective reserve funds until the accumulated balance of the reserve funds reach 50% of their respective registered capital. They are also required to reserve a portion of their after-tax profits to their employee welfare and bonus fund, the amount of which is determined by their respective board of directors. These funds are not distributable in cash dividends.

ENFORCEABILITY OF CIVIL LIABILITIES

A majority of our directors and executive officers, and certain experts named in this prospectus, reside outside the United States and a substantial portion of the assets of our company and these persons are located outside the United States. As a result, it may be difficult for investors to effect service of process upon these persons within the United States or to enforce against us or these persons in U.S. courts, judgments obtained in U.S. courts, including judgments based on the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities based on the U.S. federal securities laws.

We have appointed Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

We have been advised by our Cayman Islands counsel, Maples and Calder, that there is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of securities law of the United States or any state in the United States or entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities law of the United States or any state in the United States.

A final and conclusive judgment in federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes or other similar charges, fines, other penalties or multiple damages, may be subject to enforcement proceedings as a debt in a court of the Cayman Islands under the common law doctrine of obligation.

We have been advised by Tian Yuan Law Firm, our PRC counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws or in original actions brought in the PRC, liabilities against us or these persons predicated upon the United States federal and state securities laws. Tian Yuan Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. If there are no treaties or reciprocity arrangements between the PRC and a foreign jurisdiction where a judgment is rendered, according to PRC Civil Procedures Law, matters relating to the recognition and enforcement of the foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is generally difficult to enforce in the PRC a judgment rendered by a U.S. or Cayman Islands court.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in U.S. dollars using the then current Renminbi to U.S. dollar exchange rate. Conversions of Renminbi into U.S. dollars in this prospectus are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.8262 to $1.00, the noon buying rate in effect as of September 30, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On December 7, 2009, the noon buying rate was RMB6.8292 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Renminbi per U.S. Dollar Noon Buying Rate
Period	Period End	Average(1)	Low	High
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009
Nine Months ended September 30	6.8262	6.8306	6.8470	6.8176
June	6.8302	6.8334	6.8371	6.8264
July	6.8319	6.8317	6.8342	6.8300
August	6.8299	6.8323	6.8358	6.8299
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December (through December 7)	6.8292	6.8270	6.8292	6.8260

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived our consolidated statement of income data for the years ended December 31, 2006, 2007 and 2008 and our consolidated balance sheet data as of December 31, 2007 and 2008 from our audited consolidated financial statements included in this prospectus. The selected consolidated statement of income data for the year ended December 31, 2005 and the consolidated balance sheet date as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements not included in this prospectus. We have derived our consolidated statement of income data for the nine months ended September 30, 2008 and 2009 and our consolidated balance sheet data as of September 30, 2009 from our unaudited consolidated financial statements included in this prospectus. Our financial information for the nine months ended September 30, 2008 and 2009 includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our historical operating results presented below are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2009 or any other future fiscal period. Our financial statements have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes included in this prospectus. We have not included financial information for the year ended December 31, 2004, as this information is not available on a basis that is consistent with the consolidated financial information for the periods beginning from the year ended December 31, 2005 and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008		2008	2009
	RMB	RMB	RMB	RMB	$	RMB	RMB	$
						(unaudited)	(unaudited)
	(in thousands, except share and per share data and percentages)
Consolidated Statement of Income Data:
Net revenue	129,422	121,661	147,875	225,399	33,020	153,519	200,058	29,307
Cost of revenue	(52,826)	(44,083)	(34,745)	(30,963)	(4,536)	(20,602)	(24,809)	(3,634)

Gross profit	76,596	77,578	113,130	194,436	28,484	132,917	175,249	25,673
Operating expenses:
Research and development costs	(6,422)	(6,054)	(7,995)	(5,585)	(818)	(4,921)	(6,392)	(936)
Sales, marketing and distribution expenses	(22,427)	(23,173)	(52,443)	(92,404)	(13,537)	(65,179)	(84,043)	(12,312)
General and administrative expenses	(17,275)	(14,809)	(16,796)	(31,884)	(4,671)	(22,508)	(30,596)	(4,482)

Total operating expenses	(46,124)	(44,036)	(77,234)	(129,873)	(19,026)	(92,608)	(121,031)	(17,730)

Operating profit	30,472	33,542	35,896	64,563	9,458	40,309	54,218	7,943
Interest income	44	47	196	1,259	184	957	881	129
Interest expense	(1,248)	(1,672)	(5,190)	(1,309)	(192)	(1,620)	(4,232)	(620)
Other (expenses) income, net	(346)	(344)	2,191	6,353	931	6,802	416	61

Income before income tax expense and non-controlling interest	28,922	31,573	33,093	70,866	10,381	46,448	51,283	7,513
Income tax (expense) benefit	(7,042)	(6,181)	2,102	(7,246)	(1,062)	(4,729)	(9,646)	(1,414)
Non-controlling interest	(3,359)	912	—	—	—	—	—	—

Net income	18,521	26,304	35,195	63,620	9,319	41,719	41,637	6,099

Accretion of Series A convertible redeemable preference shares	—	—	(30,156)	(13,403)	(1,964)	(10,105)	(11,021)	(1,615)
Allocation to Series A convertible redeemable preference shares for participating rights to dividends	—	—	(326)	(9,458)	(1,386)	(7,131)	(6,969)	(1,021)
Net income attributed to ordinary shares	18,521	26,304	4,713	40,759	5,969	24,483	23,647	3,463

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008		2008	2009
	RMB	RMB	RMB	RMB	$	RMB	RMB	$
						(unaudited)	(unaudited)
	(in thousands, except share and per share data and percentages)
Consolidated Statement of Income Data:
Net income per share
Basic	0.19	0.26	0.05	0.43	0.06	0.26	0.25	0.04
Diluted	0.19	0.26	0.05	0.43	0.06	0.26	0.25	0.04
Shares used in net income per share computation
Basic	100,000,000	100,000,000	99,850,334	95,447,648	95,447,648	95,447,648	95,447,648	95,447,648
Diluted	100,000,000	100,000,000	99,850,334	95,460,841	95,460,841	95,461,505	96,461,493	96,461,493
Pro forma net income per share (unaudited)
Basic			0.28	0.52	0.08	0.34	0.34	0.05
Diluted			0.28	0.52	0.08	0.34	0.34	0.05
Shares used in pro forma net income per share computation (unaudited)
Basic			125,646,996	121,244,310	121,244,310	121,244,310	121,244,310	121,244,310
Diluted			125,646,996	121,257,503	121,257,503	121,258,167	121,258,155	121,258,155
Other Financial Data:
Adjusted net income(1)	18,521	26,304	35,195	55,497	8,128	33,305	41,526	6,083

(1)	We define adjusted net income as net income excluding the effect of foreign exchange gains related to the re-valuation of our U.S. dollar-denominated preference shares issued in December 2007 against the Renminbi, our functional currency. Adjusted net income is presented solely as a supplemental disclosure because we believe it is useful information for investors to assess the operating performance of our business without the effect of non-cash foreign exchange gains related to our U.S. dollar-denominated preference shares, which will convert automatically into our ordinary shares upon the close of this offering. We review adjusted net income together with U.S. GAAP measures such as net income to obtain a full representation of our financial performance. The use of adjusted net income has limitations and you should not consider adjusted net income in isolation from or as alternatives to consolidated income data prepared in accordance with U.S. GAAP, or as a measure of profitability.

The following table sets forth the reconciliation of adjusted net income, a non-U.S. GAAP financial measure, from net income, our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008		2008	2009
	RMB	RMB	RMB	RMB	$	RMB	RMB	$
						(unaudited)	(unaudited)
	(in thousands)
Net income	18,521	26,304	35,195	63,620	9,319	41,719	41,637	6,099
Foreign exchange gains from re-valuation of preference shares	—	—	—	(8,123)	(1,191)	(8,414)	(111)	(16)

Adjusted net income	18,521	26,304	35,195	55,497	8,128	33,305	41,526	6,083

	As of December 31,					As of September 30, 2009
	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	$	RMB	$
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	18,197	2,395	112,589	81,837	11,989	88,590	12,978
Restricted cash	—	2,400	—	20,000	2,930	21,300	3,120
Accounts receivable	12,482	14,569	30,417	71,312	10,447	91,857	13,457
Inventories	26,212	21,585	7,034	10,610	1,554	13,336	1,954
Property, plant and equipment	27,294	53,614	119,029	149,679	21,927	156,227	22,886
Total assets	112,783	152,704	320,724	405,031	59,335	469,179	68,734

Short-term bank loans	30,580	18,380	50,380	72,430	10,611	94,180	13,797
Total current liabilities	77,378	78,210	95,293	119,760	17,543	142,525	20,881
Total shareholders’ equity	28,483	53,872	77,157	127,721	18,711	158,337	23,196
Total liabilities and shareholders’ equity	112,783	152,704	320,724	405,031	59,335	469,179	68,734

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements regarding future events that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a fully integrated, profitable China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hematological and cardiovascular products. We currently sell a portfolio of 14 products, including three principal products Baquting ( ®), Aiduo ( ®) and Aiwen ( ®). Our product pipeline includes four product candidates under development that seek to better address the growing market and medical needs for bleeding control, and in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention.

We generate our revenues primarily from the sale of our flagship product Baquting, China’s leading hemocoagulase prescribed for treating or preventing bleeding in the hospital, Aiduo, our cardiovascular stress imaging agent and Aiwen, our anti-arrhythmic agent. In 2006, 2007, 2008 and the nine months ended September 30, 2009, Baquting accounted for 94.0%, 91.5%, 90.1% and 94.1% of our total net revenue, respectively, while Aiduo and Aiwen accounted for 1.3%, 2.4%, 2.8% and 2.2% of our total net revenue, respectively. Our other marketed products collectively accounted for 4.7%, 6.1%, 7.1% and 3.7% of our total net revenue in the same periods. We expect sales of Baquting will continue to grow but account for a decreasing percentage of our total net revenue as we generate additional revenues from new product launches. We will launch Kaitong ( ), a lipid emulsion alprostadil product candidate for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis, subject to the ability of Jilin Yuhua, the manufacturer of Kaitong, to receive the production permit from SFDA. We also plan to launch dipyridamole aspirin sustained release capsules once we receive the SFDA manufacturing and marketing approval.

We have grown significantly since our inception in 1997. We have established an integrated research and development, production, and sales and marketing infrastructure. Our end-customer base has expanded from approximately 100 hospitals in 22 provinces in 2001 to over 2,400 hospitals in all 31 provinces and municipalities in China as of September 30, 2009, including approximately 80% of the Class 3A hospitals—the best and largest under the China Ministry of Health hospital classification system—in major Chinese cities. As of September 30, 2009, our sales force consisted of 24 direct sales offices with 302 sales personnel, complemented by 16 third-party marketing agents with over 200 sales personnel. Substantially all of our sales are made to pharmaceutical distributors, which in turn sell our products primarily to hospitals and other healthcare institutions in China. We sold 4.2 million, 6.3 million and 9.7 million units of Baquting and 7,001, 16,730 and 30,221 units of Aiduo and Aiwen in 2006, 2007 and 2008, respectively, representing a CAGR of 52.0% and 105.9% from 2006 to 2008, respectively. We sold 9.1 million units of Baquting and 19,400 units of Aiduo in the nine months ended September 30, 2009, respectively, compared to 6.8 million units of Baquting and 17,873 units of Aiduo in the nine months ended September 30, 2008. Our pharmaceutical products are distributed through Penglai Nuokang and Nuokang Distribution, our consolidated variable interest entity.

Our net revenue was RMB121.7 million, RMB147.9 million and RMB225.4 million ($33.0 million) in 2006, 2007 and 2008, respectively. Our net income increased at a CAGR of 55.5% from RMB26.3 million in 2006 to RMB63.6 million ($9.3 million) in 2008. For the nine months ended September 30, 2009, our net revenue was RMB200.1 million ($29.3 million) and our net income was RMB41.6 million ($6.1 million), compared to net revenue of RMB153.5 million and net income of RMB41.7 million for the nine months ended September 30, 2008.

Financial Overview

Net Revenue

We derive revenue primarily from the sale of our marketed products. Our net revenue represents our total revenue from the sales of our products, less value-added taxes (VAT). In the PRC, VAT on the invoiced amount is collected on behalf of tax authorities in respect of the sales of goods. VAT collected from customers is set off by VAT paid for purchases, with the net amount recorded as a liability in the consolidated balance sheet until it is paid to the tax authorities.

Sales of our principal products Baquting, Aiduo and Aiwen accounted for substantially all of our net revenue in 2006, 2007, 2008 and the nine months ended September 30, 2009. The following table sets forth our net revenue by product, both in absolute amounts and as percentages of total net revenue, for the periods indicated.

	Year Ended December 31,							Nine Months Ended September 30,
	2006		2007		2008			2008		2009
	RMB	%	RMB	%	RMB	$	%	RMB	%	RMB	$	%
								(unaudited)		(unaudited)
	(in thousands except percentages)
Baquting	114,404	94.0	135,311	91.5	203,164	29,762	90.1	141,941	92.5	188,236	27,576	94.1
Aiduo/Aiwen	1,606	1.3	3,511	2.4	6,318	926	2.8	4,439	2.8	4,350	637	2.2
Others marketed products	5,651	4.7	9,053	6.1	15,917	2,332	7.1	7,139	4.7	7,472	1,094	3.7

Total	121,661	100.0	147,875	100.0	225,399	33,020	100.0	153,519	100.0	200,058	29,307	100.0

Substantially all of our sales are made to pharmaceutical distributors, which in turn sell our products primarily to hospitals and other healthcare institutions in China. We typically enter into a distribution agreement with each distributor for one-year terms that are generally renewed annually. Our distributors do not sell our products on an exclusive basis. We rely on a limited number of distributors for most of our net revenue. In 2006, 2007 and 2008 and the nine months ended September 30, 2009, there were two, one, one and one distributor customers, respectively, that contributed 10% or more of our total net revenue. Sales to Liaoning Pacific Medicine Co., Ltd. accounted for 28.0% of our total net revenue in the nine months ended September 30, 2009. Our one-year framework distribution agreement with Liaoning Pacific, similar to our agreements with other distributors, includes general terms for the distribution arrangements, such as an annual sales target, stipulated wholesale sales prices, place and method of delivery, payment terms and geographical allocation. Each purchase is governed by purchase orders that Liaoning Pacific and we enter into from time to time. Our top five distributors in the aggregate accounted for 35.1%, 37.2% and 33.4% of our net revenue in 2006, 2007 and 2008, respectively. For the nine months ended September 30, 2009, our top five distributors in the aggregate accounted for 43.5% of our net revenue. We expect that a relatively small number of our distributors will continue to account for a major portion of our net revenue in the near future.

We adopted a new pricing policy in September 2006, which resulted in a decrease in the unit price of Baquting. Before September 2006, we primarily relied on the joint sales and marketing efforts of our direct sales offices and marketing agents to promote our flagship product Baquting, and accordingly we incurred sales and marketing expenses in connection with these joint sales and marketing activities. We did not pay any marketing fee to the marketing agents and the marketing agents were compensated by sharing the distributors’ profits from the resale of Baquting. We sold Baquting to distributors at a uniform discount to the wholesale price to hospitals and other healthcare institutions, regardless of who procured the distributors as our customers. We believe this structure did not adequately incentivize our marketing agents to promote Baquting in an increasingly competitive market.

In September 2006, we changed our sales and marketing strategy and delineated our marketing efforts into geographical regions, each covered exclusively by either our direct sales offices or third-party marketing agents. In the meantime, partly enabled by the lower costs resulting from our manufacturing technology upgrades, we began to sell Baquting to distributors procured or designated by our marketing agents at an even lower discount to expand our market share. We still do not pay any marketing fee to our agents, but leave it to them to negotiate with the distributors an allocation of the higher profits from the resale of Baquting. Accordingly, we do not incur sales and marketing expenses for the regions covered by the third-party marketing agents.

Our decision to adopt the new pricing policy was also driven by risk management considerations. As we grew our business and intensified our marketing efforts, a clear delineation between internal staff and external agents allows us to focus on ensuring ethical sales strategies of our staff without the diversion of resources that would be required to monitor the day to day activities of our marketing agents. In 2006, 2007, 2008 and the nine months ended September 30, 2009, net revenue from Baquting sales made through our direct sales offices accounted for 91.0%, 68.8%, 70.1% and 70.0%, respectively, of our total Baquting sales revenue, and net revenue from Baquting sales made through third-party marketing agents accounted for the balance of 9.0%, 31.2%, 29.9% and 30.0%, respectively.

Factors Impacting Our Revenues

Sales Volume

The primary factor impacting our revenues is the sales volume of our principal products, which is driven in part by market demand for our products. Market demand in turn depends on the perception and acceptance of our products by physicians and patients. We sold 4.2 million, 6.3 million and 9.7 million units of Baquting in 2006, 2007 and 2008, respectively, representing a CAGR of 52.0% from 2006 to 2008. We sold 9.1 million units of Baquting in the nine months ended September 30, 2009, compared to 6.8 million units of Baquting in the nine months ended September 30, 2008. We believe market demand for Baquting has been increasing over the years due to higher healthcare quality requirements, increasing healthcare spending of patients, increasing attention to risks associated with transfusion and blood supply shortage, and the inclusion of hemocoagulase in the national medical insurance catalog.

Our marketed products and product candidates target attractive commercial opportunities in the Chinese hospital market, focusing on the hematological market and cardiovascular markets. We believe there are growth opportunities in these markets. Factors driving the growth of our product revenue include increasing healthcare spending, including among rural households with greater healthcare awareness, an expanded health insurance coverage, government support of the pharmaceutical industry, higher incidence of lifestyle diseases, an aging population, and a higher prevalence of blood disorders among people over 35 years of age.

Product Mix

In 2006, 2007 and 2008 and the nine months ended September 30, 2009, approximately 94.0%, 91.5%, 90.1% and 94.1% of the total net revenue was generated by sales of Baquting, respectively. Since we began sales and marketing activities for Aiduo and Aiwen in 2005, its sales revenue increased to account for 2.8% of our total net revenue in 2008 and 2.2% of our total net revenue in the nine months ended September 30, 2009. Our other marketed products accounted for approximately 4.7%, 6.1%, 7.1% and 3.7% of our total net revenue in 2006, 2007, 2008 and the nine months ended September 30, 2009, respectively. Baquting is available in three dosages, 0.5 unit/vial, 1 unit/vial and 2 units/vial, each with a different price. We launched the 1 unit/vial dosage in 2001 and the 0.5 unit/vial and 2 units/vial dosages in 2006. The three distinct dosages offer physicians the flexibility in prescribing the drug to suit different patient profiles or medical situations, which we believe provides us an advantage in the tender process. On a per-unit basis, the selling price of the 0.5 unit/vial dosage tends to be slightly higher than that of the 1 unit /vial dosage, and the selling price of the 2 units/vial tends to be lower than that of the 1 unit/vial dosage. From 2006 to 2008, sales of the 0.5 unit/vial and 2 units/vial dosages increased both in absolute amounts and as percentages of total Baquting sales.

The following table sets forth our Baquting sales revenue by dosage, both in absolute amounts and as percentages of our total Baquting sales revenue, for the periods indicated:

	Year Ended December 31,							Nine Months Ended September 30,
	2006		2007		2008			2008		2009
	RMB	%	RMB	%	RMB	$	%	RMB	%	RMB	$	%
								(unaudited)			(unaudited)
	(in thousands except percentages)
0.5 unit/vial	806	0.7	3,669	2.7	8,778	1,286	4.3	6,132	4.3	11,685	1,712	6.2
1 unit/vial	113,234	99.0	128,075	94.7	181,106	26,531	89.2	126,152	88.9	158,067	23,156	84.0
2 units/vial	364	0.3	3,567	2.6	13,280	1,945	6.5	9,657	6.8	18,484	2,708	9.8

Total	114,404	100.0	135,311	100.0	203,164	29,762	100.0	141,941	100.0	188,236	27,576	100.0

We expect our product mix to diversify as we launch new products to market. We plan to launch Kaitong after Jilin Yuhua, the manufacturer of Kaitong, receives the production permit from SFDA. We expect to launch dipyridamole aspirin sustained release capsules once we receive the SFDA approval to manufacture and market the product. As a result, we expect future sales of Baquting to continue to grow and constitute a substantial portion of our total revenues, but its sales will account for a lower percentage of our total net revenues in the future.

Market demand for bleeding control drugs has been increasing over the years due to higher healthcare quality requirements, increasing healthcare spending by patients and increasing attention to risks associated with transfusion and blood supply shortage. Due to their proven safety and efficacy, hemocoagulase products have received increasing acceptance and recognition in the Chinese medical community, have had broader clinical applications and have increased their market shares by replacing traditional bleeding control products. We believe physicians’ and patients’ knowledge and acceptance of our principal products will be further enhanced by our established physician-targeted marketing model, focusing on detailing and promoting our products by providing physicians and hospitals with information on the benefits and differentiating clinical aspects of our products.

Product Pricing and Our Ability to Complete in the Tender Processes

Price Controls and Pricing Models.    Pharmaceutical products sold in China, primarily those included in the national or provincial medical insurance catalog, are subject to price controls in the form of fixed retail prices or retail price ceilings. From time to time, the PRC government publishes and updates a list of medicines that are subject to price controls, either at the national level or the provincial or regional level. PRC government authorities impose no control over the prices at which pharmaceutical manufacturers sell their products to their distributors. Nevertheless, the prices at which pharmaceutical manufacturers, such as us, sell products to distributors are impacted by the relevant fixed retail price or retail price ceilings.

Baquting is included as one of the hemocoagulases in the national medical insurance catalog and is subject to retail price controls at the national level. Government-controlled hemocoagulase prices remained relatively stable from 2005 through 2008 in China. In 2007, the NDRC set RMB51.6 per unit as the maximum retail price at which hemocoagulase products may be sold to patients. This price ceiling continues to remain in effect. Aiduo is included in the provincial medical insurance catalog in four provinces and in the municipal medical insurance catalog in Changchun, China and is subject to price controls within the respective provinces and Changchun. We price Aiduo in these four provinces and Changchun by reference to government controlled prices. We price Aiduo in other provinces and we price other marketed products that are not subject to price controls based on the prices of competing pharmaceuticals, if any, in the market.

Tender Process.    The end-customers of our products, hospitals and healthcare institutions, purchase Baquting and Aiduo through a government-sponsored tender process every one or two years, under which we and our competitors submit pricing and other product information to local and provincial pricing control bureaus and other related authorities. Factors considered in assessing bids include, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. The collective tender process for pharmaceuticals with the same chemical composition generally will be conducted at least annually. We outsourced sales and marketing efforts of our other 11 products to third-party distributors and are not directly involved in the tender process for these products.

Patent and Exclusivity.    Patent-protected drugs are placed in a separate category from GMP drugs and we believe, as a result, patent-protected drugs typically enjoy higher success rates in the tender process and are generally priced at a higher level. We were granted a patent in China for our Baquting with enhanced quality, which enabled us to be even more competitive in the tender processes since 2008.

Exclusivity provides us with a competitive advantage in the tender process in terms of pricing and success rates. Chinese drug registration laws provided Aiduo’s registered owner with administrative protection for the manufacture of Aiduo as a diagnostic agent in connection with MPI stress tests in China until 2007. Administrative protection in China prevents other companies from manufacturing, importing or selling a similar drug for the same indication, unless they have received approval for the clinical trials of similar drugs prior to the commencement of the protection period. We are not aware of any other adenosine product in development in China. We believe that, given the time necessary to obtain a drug registration, Aiduo will continue to be the only adenosine product approved for use as a diagnostic agent in connection with MPI stress tests in the near term.

Cost of Revenue and Operating Expenses

The following table sets forth our cost of revenue and operating expenses, both in absolute amounts and as percentages of total net revenues for the periods indicated.

	Year Ended December 31,							Nine Months Ended September 30,
	2006		2007		2008			2008		2009
	RMB	%	RMB	%	RMB	$	%	RMB	%	RMB	$	%
								(unaudited)		(unaudited)
	(in thousands, except percentages)
Net revenue	121,661	100.0	147,875	100.0	225,399	33,020	100.0	153,519	100.0	200,058	29,307	100.0
Cost of revenue	44,083	36.2	34,745	23.5	30,963	4,536	13.7	20,602	13.4	24,809	3,634	12.4
Research and development costs	6,054	5.0	7,995	5.4	5,585	818	2.5	4,921	3.1	6,392	936	3.2
Selling, marketing and distribution expenses	23,173	19.0	52,443	35.5	92,404	13,537	41.0	65,179	42.5	84,043	12,312	42.0
General and administrative expenses	14,809	12.2	16,796	11.4	31,884	4,671	14.1	22,508	14.7	30,596	4,482	15.3

Total operating expenses	44,036	36.2	77,234	52.2	129,873	19,026	57.6	92,608	60.3	121,031	17,730	60.5

Cost of Revenue

Our cost of revenue include costs of raw materials, packaging, labor costs and manufacturing overhead. Our cost of revenue declined as a percentage of our net revenue from 2006 to 2008 and from the nine months ended September 30, 2008 to the nine months ended September 30, 2009 as a result of the manufacturing technology upgrades and a new supplier for Baquting in August 2006. The technology upgrades enabled us to purify and extract batroxobin from the venom of Bothrops atrox snakes in-house and purchase the venom directly from a supplier in Brazil through a Chinese trading company instead of purchasing the partially purified venom from third-party suppliers in China, which significantly lowered our costs of raw materials. The decline also reflects our increased economies of scale and higher efficiencies in our manufacturing and production processes. We expect our per unit manufacturing costs may continue to decrease to the extent that our production yields improve. Labor costs are primarily related to the production of our products. Our manufacturing overhead is primarily comprised of factory staff costs, allocated utilities and depreciation of our production facilities. We anticipate our depreciation charges to increase on a per unit basis because of our new production facility in Shenyang, particularly before the full deployment of our new plant capacity.

A third party, Shenyang Guangda, manufactures Aiduo while we work to obtain the production permit and GMP certification for our own Aiduo production facility. We expect that costs of manufacturing Aiduo will decline in the long term through efficiencies we can achieve by manufacturing Aiduo in-house.

Operating Expenses

Our operating expenses include research and development costs, selling, marketing and distribution expenses and general and administrative expenses. Our operating expenses as a percentage of our total net revenues increased in 2008 compared to 2006 and in the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008. This increase was due primarily to the increase in our selling, marketing and distribution expenses as a percentage of our total revenues, which was due primarily to the additional sales and marketing activities carried out by an increased number of sales personnel and our increased product offerings. Our general and administrative expenses increased by RMB8.1 million, or 35.9%, from the nine months ended September 30, 2008 to the nine months ended September 30, 2009, primarily as a result of an increase of RMB1.5 million in salary expenses, RMB1.3 million in depreciation expenses and RMB1.1 million in professional service fees. Our research and development costs remained relatively stable from 2006 to 2008 and from the nine months ended September 30, 2008 to the nine months ended September 30, 2009.

Research and Development Costs.    Our research and development costs primarily consist of costs associated with the research and development for upgrades and indication expansion of our principal products, costs related to acquiring or in-licensing new technologies or products, costs related to pre-clinical studies, clinical trials and regulatory filings, and costs of manufacturing technology upgrades.

In the nine months ended September 30, 2009, research and development costs were primarily attributable to the research and development of adenosine new indications, stroke medications and other products.

In 2008, our research and development costs were primarily attributable to the pre-clinical research for lanthanum polystyrene sulfonate, the research and development of our potential product candidates and the research and development of our hemocoagulase products.

In 2007, our research and development costs were primarily attributable to the research and development regarding Baquting upgrades, Agkistrodon acutus hemocoagulase clinical trials, the research and development of the myocardial protection indication of adenosine, PGEI and lanthanum polystyrene sulfonate, research on manufacturing technology and bioequivalence trials for dipyridamole aspirin sustained release capsules.

In 2006, our research and development costs were primarily attributable to the research and development of Agkistrodon acutus hemocoagulase and Baquting manufacturing technology upgrades, the pharmacodynamics, toxicity and safety trials for the myocardial protection indication of adenosine, research on manufacturing technology and bioequivalence trials for dipyridamole aspirin sustained release capsules.

In addition, our research and development costs also include costs of employee compensation, depreciation of research and development equipment and other costs that could not be allocated to any specific research project.

We expect to incur higher research and development costs as we plan to continue to enhance our research and development efforts and capabilities. We have also received government grants for certain of our projects and such grants will be recorded as a reduction of our research and development costs after certain conditions or performance obligations attached to these grants have been satisfied as disclosed in our consolidated financial statements. We received RMB1.3 million, RMB0.4 million, RMB0.8 million ($0.1 million) and RMB0.3 million ($0.04 million) of such government grants in 2006, 2007 and 2008 and the nine months ended September 30, 2009, respectively.

Selling, Marketing and Distribution Expenses.    Our selling, marketing and distribution expenses primarily consist of salaries and related expenses for personnel engaged in sales, marketing, distribution and customer support functions and costs associated with advertising and other marketing activities. They also include the direct costs attributable to our sales and marketing activities, such as conference and seminar hosting and attendance, travel, entertainment and advertising expenses. In 2006, 2007 and 2008 and the nine months ended September 30, 2009, selling, marketing and distribution expenses increased primarily as a result of the additional sales and marketing activities carried out by an increased number of sales personnel and our increased product offerings. We expect our selling, marketing and distribution expenses to increase in absolute amounts in the future as we continue to broaden our market reach and increase revenues and results of operations by upgrading our principal products and introducing new products and by enhancing our brand awareness and recognition. However, we plan to maintain our sales, marketing and distribution expenses in line with our growth in total revenues.

General and Administrative Expenses.    General and administrative expenses primarily consist of the following:

•	salaries, bonuses and benefits for our administrative and management personnel, including share-based compensation;

•	accounting and other professional service fees;

•	depreciations and amortizations of equipment and facilities used for administrative purposes and real estate rental expenses; and

•	taxes and fees other than VAT and income tax.

We expect general and administrative expenses to increase as we recruit additional professionals and incur additional costs related to the growth of our business, including compliance-related costs to support our future operations as a U.S. listed public company.

Non-controlling Interest

Under an equity purchase agreement dated August 22, 2006, Mr. Baizhong Xue, our ultimate controlling shareholder, acquired the remaining 40% equity interest in Penglai Nuokang from Ronghai Group Beihai Co., Ltd. (Ronghai Group). Concurrently, Penglai Nuokang transferred to Shandong Penglai Pharmaceutical Plant, a wholly owned subsidiary of Ronghai Group, certain land use rights and associated property, plant and equipment, which Penglai Nuokang had a right to continue to use for a certain amount of fee until December 31, 2014. We recorded this transaction as an acquisition of non-controlling interest.

Seasonal Variations

We experience insignificant seasonal variations in the sales of our principal products. We usually experience a slow-down of businesses during each important holiday season, such as the Chinese New Year in the first quarter and the National Day in the fourth quarter, that effectively lasts more than half a month. During these holiday seasons, the number of patients and surgeries tend to decrease.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. This is especially true for certain accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve significant reliance on our management’s judgment.

Revenue Recognition

We record revenue when the criteria of Staff Accounting Bulletin No. 104 “Revenue Recognition” (codified in FASB Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition”) are met. We recognize revenue from the sale of pharmaceutical products when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the sales price is fixed or determinable; and (4) collectibility is reasonably assured. The customer takes title and assumes the risks and rewards of ownership of the products upon delivery of the products, which generally occurs at destination point. The product sales price stated in the sales contract or purchase order is final and not subject to adjustment. There are no general rights of return on delivered products and no price protection is granted to customers.

Our principal products are subject to price control by the PRC government. The maximum prices of the products are published by the PRC price administration authorities from time to time. Any changes in product pricing announced by the PRC price administration authorities affect future sales transactions and do not impact sales that have already occurred, including those for which revenues have not yet been collected.

Research and Development Costs

Research and development costs are expensed as incurred. The costs of acquired technology know-how for drugs in a development stage that are purchased from others for a particular research and development project either singly, or as part of a group of assets, or as part of a business combination, and that have no alternative future uses (in other research and development projects or otherwise), are expensed as research and development costs. We have determined that for such acquired technology know-how to have an alternative future use, it should be (a) reasonably expected that we will use the technology in an alternative manner for an economic benefit and (b) the use of the technology is not contingent on further development subsequent to acquisition (that is, it can be used in an alternative manner at the acquisition date). None of our acquired technology know-how for drugs in a development stage during the periods presented was determined to have an alternative future use at the acquisition date since technological feasibility was not established and regulatory approval from the SFDA was not obtained. Further development, including additional clinical testing, was required to obtain the necessary regulatory approval before the products could be launched into the market for sale. The determination of alternative use requires judgment about the application of developed processes and know-how as well as market acceptance of related products. Different judgments regarding alternative uses could result in a change in the timing and amount of costs capitalized as materials and equipments.

Allowance for Doubtful Accounts

Our accounts receivable balance on our balance sheet is affected by our allowance for doubtful accounts, which reflects our estimate of the expected amount of the receivables that we will not be able to collect. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts, the aging of accounts receivable, our history of bad debts, and the general condition of the industry. If a major customer’s credit worthiness deteriorates, or our customers’ actual defaults exceed our historical experience, our estimates could change and impact our reported results.

Allowance for doubtful accounts amounted to RMB306,704, RMB579,559, RMB448,103 ($65,606) and RMB434,600 ($63,666) as of December 31, 2006, 2007, 2008 and September 30, 2009, respectively, representing 2%, 2%, 1% and 1% of our accounts receivable as of those dates. This allowance reflected a reduction in accounts receivable that was charged to the bad debt provision under operating expenses.

Inventories and Allowance for Obsolescence

We state inventories at the lower of cost or market value, determined using the weighted average cost method. We provide inventory allowances when conditions indicate that the selling price is less than cost due to physical deterioration, usage, obsolescence and reductions in estimated future demand. We balance the need to maintain strategic inventory levels with the risk of obsolescence due to varying customer demand levels and changing technology, although this rarely happens. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when we sell products.

Impairment of Long-Lived Assets

We evaluate our long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, we evaluate the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. We generally determine fair value by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. We did not recognize any impairment of long-lived assets for any of the periods presented.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income, in the period that includes the enactment date.

Effective January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”) (codified in ASC Topic 740, “Income Taxes”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We record the cumulative effects of applying FIN 48, if any, as an adjustment to retained earnings as of the beginning of the period of adoption. The adoption of FIN 48 did not result in any adjustment to the opening balance of retained earnings as of January 1, 2007.

We have elected to classify interest and penalties related to an uncertain position, if and when required, as part of “interest expenses” and “other expenses”, respectively, in the consolidated statements of income. No such amounts have been incurred or accrued through September 30, 2009.

Share-based Compensation

In December 2007, we adopted a share option scheme, under which we made option grants on December 19, 2007 and October 11, 2008. As of September 30, 2009, 6,330,000 and 960,000 options granted to the employees (including directors) and non-employees such as consultants and former employees, respectively, were outstanding.

In October 2008, we adopted another share option scheme. As of September 30, 2009, no options had been granted under this share option scheme.

We accounted for share options granted to employees and non-employees under SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”) (codified in ASC Topic 718, “Compensation—Stock Compensation”) and EITF Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (EITF No. 96-18) (codified in ASC Topic 505-50, “Equity-Based Payments to Non-Employees”).

We determine whether a share option should be classified and accounted for as a liability award or an equity award in accordance with ASC Topic 718. All grants of share options to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. All grants of share options to employees classified as liability awards are remeasured at the end of each reporting period. An adjustment for fair value is recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested options over the vesting period. We have elected to recognize compensation expense using the straight-line method for both equity and liability classified share options granted with service conditions that have a graded vesting schedule.

ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and is adjusted to reflect future change in circumstances and facts, if any. We recorded share-based compensation expense net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

We record share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC Topic 505-50. For the awards granted to non-employees, we record compensation expenses equal to the fair value of the share options at the measurement date.

We engaged Jones Lang LaSalle Sallmanns (Sallmanns), an independent appraiser, to determine the fair value of options granted to our employees and non-employees, although our management is ultimately responsible for the determination of all amounts related to share-based compensation recorded in our financial statements. Sallmanns applied the binomial option pricing model in determining the fair value of the options granted to employees and Black-Scholes pricing model in determining the fair value of the options granted to non-employees. These models require the input of highly subjective assumptions including the expected stock price volatility, the expected price multiple at which employees are likely to exercise share options and the expected employee forfeiture rates. Sallmanns used historical data and future expectation to estimate forfeiture rate. For expected volatilities, Sallmanns made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option was based on the yield of U.S. Treasury Bills with similar terms in effect at the time of grant.

Sallmanns used the income approach to assess our equity value at the grant date and each reporting date. Under this method, indications of value have been developed by discounting projected future net cash flows to their present worth at discount rates which we believe are appropriate for the risks of the business. The discount rate used is the weighted average cost of capital (WACC) to reflect the risks of the cash flows. As we were a privately held company at the grant date and each reporting date and the discount rate used was based on WACC for publicly traded comparable companies, Sallmanns applied a further discount for lack of marketability to derive our equity value. Based on this approach, our equity value was determined to be $84.0 million as of December 19, 2007, $84.0 million as of December 31, 2007, $97.9 million as of September 30, 2008, $97.9 million as of October 11, 2008, $100.6 million as of December 31, 2008 and $130.0 million as of September 30, 2009. The discount for lack of marketability applied was 20% for the December 19 and December 31, 2007 valuation dates, 26% for the September 30, October 11, and December 31, 2008 valuation dates, and 12% for the September 30, 2009 valuation date.

The equity value was allocated between ordinary shares and preference shares in accordance with “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” developed by the American Institute of Certified Public Accountants. The fair value was allocated between the preference shares and the ordinary shares based on the probability-weighted average of expected future net cash flows or distributions to shareholders. This also took into consideration each of the possible future events and the rights and preferences of each class of shares.

An option-pricing method is used to allocate the equity value between the preference shares and ordinary shares under the liquidation and redemption scenarios. Under the option- pricing method, each class of shares is modeled as a series of call options with a distinct claim on our equity value, the value of which is estimated using the Black-Scholes model. The characteristics of each class of shares, including liquidation preference and conversion ratio of the preference shares, determine the claim of the preference shares on our equity. In applying the option-pricing method to the redemption scenario, non-participation clause beyond the redemption value of the preference shares are also included. The application of the option-pricing model also involved making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board of directors and management. Furthermore, the volatilities applied in the allocation were based on the historical volatility of the shares of comparable companies.

Options Granted to Employees

We calculated the estimated fair value of the options on the grant date using the binomial option pricing model with the following assumptions:

	December 19, 2007	October 11, 2008
Suboptimal exercise factor	1.5	1.5
Risk-free interest rates	3.43% - 3.98%	2.83% - 3.86%
Expected volatility	46.43% - 60.04%	48.27% - 57.94%
Expected dividend yield	0%	0%
Fair value of share option	$0.343	$0.356
Fair value per share of ordinary shares	$0.65	$0.78
Fair value per share of preference shares	$0.85	$0.91

We calculated the estimated fair value of the options at each reporting date using the binomial option pricing model with the following assumptions:

	December 31, 2007	September 30, 2008	December 31, 2008	September 30, 2009
Suboptimal exercise factor	1.5	1.5	1.5	1.5
Risk-free interest rates	3.43%-3.98%	2.83%-3.86%	1%-1.62%	2.13%-3.22%
Expected volatility	46.34%-60.04%	48.27%-57.94%	57.63%-59.91%	62.83%-64.38%
Expected dividend yield	0%	0%	0%	0%

The suboptimal exercise factor is defined as the price multiple at which our employees are likely to exercise their options. For example, an assumption of two times price multiple for senior management means senior management is assumed to be likely to exercise their options when the future stock price is double the exercise price for their options. One of the flexibilities and advantages of the binomial model is that it captures the value of early exercise via input assumption of the suboptimal exercise factor. However, different exercise factors will produce different estimate of option values, and eventually a different estimate of option expenses.

As of September 30, 2009, there was RMB15.9 million ($2.3 million) of unrecognized share-based compensation cost related to share options issued to employees. Deferred costs of RMB13.0 million ($1.9 million) and RMB3.0 million ($0.4 million) are expected to be recognized over a period of 2.22 years and 3.03 years, respectively, using the straight-line method. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from our expectations.

Share options issued to non-employees

We record compensation expenses equal to the fair value of the share options at the measurement date. The measurement date is set upon a qualified initial public offering. The lowest aggregate fair value of non-employees options is zero since none of the options will be vested absent a qualified initial public offering. The fair value of the options granted to non-employees at grant date was determined to be RMB1.4 million ($0.2 million).

We calculated the estimated fair value of the options on the grant date using the Black-Scholes pricing model with the following assumptions:

December 19, 2007
Risk-free interest rates	3.19%
Expected term	0.8-1.2 years
Expected volatility	37.64% - 40.83%
Expected dividend yield	0%
Fair value of share option	$0.218 - $0.226
Fair value per share of ordinary shares	$0.65
Fair value per share of preference shares	$0.85

Upon the completion of this offering and based on an offering price per share of $1.125, we expect to incur RMB4.3 million ($0.6 million) of share-based compensation expenses relating to the 960,000 options granted to non-employees. The actual compensation expense will be determined using an option pricing model which takes into account a number of variables including the fair value of our ordinary shares at the measurement date.

We believe that the difference between the fair value of $0.78 per share as of October 11, 2008 and $1.125 per share, based on the initial public offering price of the ADSs, is primarily attributable to the following factors:

•	the imminent launch of our initial public offering, which allows us to forego the 26% lack of marketability discount used in the October 2008 valuation;

•

the automatic conversion of all our preference shares into ordinary shares upon the closing of our initial public offering, which allows us to allocate our equity value equally among all our outstanding shares, compared with a higher allocation to preference shares in the October 2008 valuation;

•

our corporate developments since October 2008 and the launch of our initial public offering give us greater visibility on the fulfillment of our business plans and enable us to increase our projected revenues and net income from those used in the October 2008 valuation; and

•

since our initial public offering price is determined based on a market approach with reference to comparable listed companies, the increase since October 2008 in valuations for securities of China-based companies listed on stock exchanges in the U.S., driven by improvements in investor sentiments and the global economy.

Taxation

The Cayman Islands and Hong Kong

We are a tax exempt company incorporated in the Cayman Islands. Surplus International, our wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax of 17.5% on the estimated assessable profits arising in Hong Kong. We did not record any income tax expenses for Surplus International as it had no taxable income during the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009. Dividend payments are not subject to withholding tax in the Cayman Islands. The new PRC enterprise income tax law effective on January 1, 2008 provides that an income tax rate of 5% will normally be applicable to dividends from domestic PRC companies to Hong Kong incorporated companies.

PRC

Enterprise Income Tax

Our three subsidiaries, Liaoning Nuokang, Shenyang Shouzheng and Penglai Nuokang, and our variable interest entity, Nuokang Distribution, are incorporated in the PRC and therefore are subject to PRC enterprise income tax, or EIT, on their taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC income tax laws. Prior to the effectiveness of the new PRC Enterprise Income Tax Law, or the new EIT law, on January 1, 2008, domestic companies were generally subject to the EIT at a statutory rate of 33%. The three PRC subsidiaries of our company satisfied certain condition and were granted preferential tax treatments under the tax law in effect before January 1, 2008.

The new EIT law imposes a uniform EIT rate of 25% on all domestic enterprises and foreign invested enterprises unless they qualify under certain exceptions.

Liaoning Nuokang and Shenyang Shouzheng were recognized by the relevant PRC authorities in December 2002 and December 2004, respectively, as “Hi-Tech Enterprises” located in the Shenyang Economic and Technology Development Zone in Liaoning Province of

the PRC and were entitled to a preferential EIT rate of 15%. Furthermore, Liaoning Nuokang and Shenyang Shouzheng were also recognized as “Foreign Investment Manufacturing Enterprises” in December 2005 and October 2006 and were entitled to full exemption of EIT for the first two years and a 50% reduction in EIT for the following three years, commencing from January 2006 and January 2007, respectively.

Penglai Nuokang was recognized as a “Foreign Investment Manufacturing Enterprise” in September 2006 and was entitled to full exemption from EIT for the first two years and a 50% reduction in EIT for the following three years, commencing from September 2006.

Under the new EIT law, enterprises that were established and already enjoyed preferential tax treatments of two-year tax exemption and three-year tax reduction of 50% before March 16, 2007 will continue to enjoy them until the expiration of such term.

Under the new EIT law and the rules related to implementation of the new EIT law, enterprises that are “high and new technology enterprises strongly supported by the State” are entitled to a reduced EIT rate of 15%. In 2008, the relevant PRC authorities recognized Liaoning Nuokang and Penglai Nuokang as “high and new technology enterprises” through 2010, after which we plan to apply for the renewal of these qualifications. We will also apply for the “high and new technology enterprise” qualification for Shenyang Shouzheng, whose existing preferential tax treatment expires in 2011. See “Risk Factors—Risks Related to Doing Business in China—Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.”

The tables below set forth the applicable income tax rates of our subsidiaries and Nuokang Distribution for the periods indicated.

Subsidiary	2006		2007	2008	2009	2010
Liaoning Nuokang	0%		0%	12.5%	12.5%	12.5%
Shenyang Shouzheng	15%		0%	0%	12.5%	12.5%
Penglai Nuokang	0	%(1)	0%	12.5%	12.5%	12.5%
Nuokang Distribution	33%		33%	25%	25%	25%

(1)	Penglai Nuokang started being fully exempted from EIT from September 2006. Prior to that, it was subject to EIT at a statutory rate of 33%.

Value-added Tax

Our revenues are recorded net of VAT. In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales at a general rate of 17% and is payable by the purchaser. We are required to remit the VAT collected to the tax authority, but may deduct the VAT that we have paid on eligible purchases.

Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, we and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements for 2006, 2007 and 2008, noted two material weaknesses and certain deficiencies in our internal control over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The material weaknesses observed were:

•

a lack of an internal audit function to assist our audit committee and management in the effective discharge of their responsibilities through independent and objective review, analysis, appraisal and reporting of recommendations on our business operations and activities; and

•

a lack of adequate personnel with sufficient understanding of U.S. GAAP and the SEC reporting requirements and adequate policies and procedures to prepare financial information in accordance with U.S. GAAP and the SEC.

Following the identification of the material weaknesses and other control deficiencies, we have appointed a chief financial officer, who has extensive financial reporting experience, to lead our company’s accounting and financial reporting department, and we have entered into a consulting agreement with Protiviti, a financial consulting firm. Protiviti has started working with us to improve our internal control and procedures from the fourth quarter of 2008. We also formed an audit committee in February 2009 to monitor and evaluate our financial performance, the transparency of our financial disclosure and the effectiveness of our internal control. We are taking additional remedial steps to address the above material weaknesses and other control deficiencies, including hiring additional accounting personnel and training our new and existing accounting staff. However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Related to Our Business—If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,				Nine Months Ended September 30,
	2006	2007	2008		2008	2009
	RMB	RMB	RMB	$	RMB	RMB	$
					(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Consolidated amount of income data
Net revenue	121,661	147,875	225,399	33,020	153,519	200,058	29,307
Cost of revenue	(44,083)	(34,745)	(30,963)	(4,536)	(20,602)	(24,809)	(3,634)

Gross profit	77,578	113,130	194,436	28,484	132,917	175,249	25,673
Operating expenses
Research and development costs	(6,054)	(7,995)	(5,585)	(818)	(4,921)	(6,392)	(936)
Selling, marketing and distribution expenses	(23,173)	(52,443)	(92,404)	(13,537)	(65,179)	(84,043)	(12,312)
General and administrative expenses	(14,809)	(16,796)	(31,884)	(4,671)	(22,508)	(30,596)	(4,482)

Total operating expenses	(44,036)	(77,234)	(129,873)	(19,026)	(92,608)	(121,031)	(17,730)

Operating profit	33,542	35,896	64,563	9,458	40,309	54,218	7,943
Interest income	47	196	1,259	184	957	881	129
Interest expense	(1,672)	(5,190)	(1,309)	(192)	(1,620)	(4,232)	(620)
Other (expenses) income, net	(344)	2,191	6,353	931	6,802	416	61

Income before income tax expense and non-controlling interest	31,573	33,093	70,866	10,381	46,448	51,283	7,513
Income tax (expense) benefit	(6,181)	2,102	(7,246)	(1,062)	(4,729)	(9,646)	(1,414)
Non-controlling interest	912	—	—	—	—	—	—

Net income	26,304	35,195	63,620	9,319	41,719	41,637	6,099

The following table sets forth our results of operations as a percentage of total net revenue for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2006	2007	2008	2008	2009
	%	%	%	%	%
Net revenue	100.0	100.0	100.0	100.0	100.0
Cost of revenue	(36.2)	(23.5)	(13.7)	(13.4)	(12.4)

Gross profit	63.8	76.5	86.3	86.6	87.6
Operating expenses
Research and development costs	(5.0)	(5.4)	(2.5)	(3.1)	(3.2)
Selling, marketing and distribution expenses	(19.0)	(35.5)	(41.1)	(42.5)	(42.0)
General and administrative expenses	(12.2)	(11.4)	(14.1)	(14.7)	(15.3)

Total operating expenses	(36.2)	(52.2)	(57.7)	(60.3)	(60.5)

Operating profit	27.6	24.3	28.6	26.3	27.1
Interest income	— (1)	0.1	0.6	0.6	0.4
Interest expense	(1.4)	(3.5)	(0.6)	(1.1)	(2.1)
Other (expenses) income, net	(0.3)	1.5	2.8	4.5	0.2

Income before income tax expense and non-controlling interest	25.9	22.4	31.4	30.3	25.6
Income tax (expense) benefit	(5.1)	1.4	(3.2)	(3.1)	(4.8)
Non-controlling interest	0.8	—	—	—	—

Net income	21.6	23.8	28.2	27.2	20.8

(1)	Less than 0.1%

Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008

Net revenue.     Our net revenue increased by RMB46.5 million, or 30.3%, from RMB153.5 million in the nine months ended September 30, 2008 to RMB200.1 million ($29.3 million) in the same period in 2009. This increase was primarily due to an increase of RMB46.3 million, or 32.3%, in sales of Baquting and an increase of RMB0.3 million in sales of other products, partially offset by a decrease of RMB0.1 million in sales of Aiduo.

The increase in Baquting sales was primarily due to an increase in the sales volume of Baquting from 6.8 million units in the nine months ended September 30, 2008 to 9.1 million units in the same period in 2009, partially offset by a decrease in the average selling prices of Baquting from RMB20.9 per unit in the nine months ended September 30, 2008 to RMB20.7 per unit in the same period in 2009. The increase in sales volume of Baquting was attributable to the increased sales through both our direct sales offices and third-party marketing agents as a result of increased market demand. The average selling prices of Baquting decreased as a result of changes in the percentage contribution of our revenue attributable to different dosages of Baquting. Sales of 2 units/vial dosages, which tend to have a lower per-unit price compared to the other two dosages, accounted for a larger percentage of total Baquting sales in the nine months ended September 30, 2009—increasing to 9.8% in the nine months ended September 30, 2009 from 6.8% in the nine months ended September 30, 2008.

The decrease in Aiduo sales was primarily due to (1) an increase in sales volume of Aiduo to 19,400 units in the nine months ended September 30, 2009 from 17,873 units in the nine months ended September 30, 2008, and (2) a decrease in the average selling price of Aiduo from

RMB241.7 per unit in the nine months ended September 30, 2008 to RMB223.3 per unit in the nine months ended September 30, 2009 as a result of decreased tender prices of Aiduo in the nine months ended September 30, 2009.

Cost of revenue.    Our cost of revenue increased by RMB4.2 million, or 20.4%, from RMB20.6 million for the nine months ended September 30, 2008 to RMB24.8 million ($3.6 million) for the nine months ended September 30, 2009. However, cost of revenue as a percentage of our net revenue decreased to 12.4% in the nine months ended September 30, 2009 from 13.4% in the nine months ended September 30, 2008. The increase in our cost of revenue was primarily due to (1) a RMB3.7 million increase in manufacturing costs related to Baquting sales, including costs of raw materials, packaging materials and other manufacturing costs as a result of the increased sales of Baquting, and (2) a RMB0.6 million increase due to an aggregate increase in sales of other marketed products.

Operating expenses.    Our operating expenses increased by RMB28.4 million, or 30.7%, from RMB92.6 million for the nine months ended September 30, 2008 to RMB121.0 million ($17.7 million) for the same period in 2009. Operating expenses as a percentage of our net revenue increased slightly from 60.3% to 60.5%.

•

Research and Development Costs. Our research and development costs increased by 29.9% from RMB4.9 million for the nine months ended September 30, 2008 to RMB6.4 million ($0.9 million) for the same period in 2009. This increase was primarily attributable to an increase of RMB1.7 million in expenses associated with the development of adenosine new indications.

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Selling, Marketing and Distribution Expenses.    Our selling, marketing and distribution expenses increased by 28.9% from RMB65.1 million for the nine months ended September 30, 2008 to RMB84.0 million ($12.3 million) for the same period in 2009. The increase was primarily due to an increase of RMB16.4 million in expenses for academic seminars, academic conferences and other promotional activities and an increase of RMB4.5 million in salaries and other expenses related to sales personnel.

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General and Administrative Expenses.    Our general and administrative expenses increased by 35.9% from RMB22.5 million for the nine months ended September 30, 2008 to RMB30.6 million ($4.5 million) for the nine months ended September 30, 2009, primarily due to an increase of RMB2.7 million in share-based compensation expenses, an increase of RMB1.3 million in depreciation expenses, an increase of RMB1.1 million in professional service fees, an increase of RMB1.1 million in management training expenses, and an increase of RMB1.4 million in other general and administrative expenses.

Interest Income.    Our interest income decreased by 7.9% from RMB957,000 for the nine months ended September 30, 2008 to RMB881,000 ($129,000) for the nine months ended September 30, 2009. This decrease was primarily due to a decrease in the average balance of interest-bearing saving accounts.

Interest expense.    Our interest expense increased by RMB2.6 million, or 161.2%, from RMB1.6 million for the nine months ended September 30, 2008 to RMB4.2 million ($0.6 million) for the nine months ended September 30, 2009. In the nine months ended September 30, 2008, amortization of deferred government grants reduced our interest expense by RMB2.0 million and we capitalized RMB0.5 million in interest expense. These events did not recur in the nine months ended September 30, 2009.

Other Income.    Our other income decreased by RMB6.4 million from RMB6.8 million for the nine months ended September 30, 2008 to RMB0.4 million ($0.06 million) for the nine months ended September 30, 2009. Our other income decreased because the foreign exchange gain from the devaluation of our U.S. dollar-denominated preference shares issued in December 2007 as a result of the depreciation of the U.S. dollar against the Renminbi in the nine months ended September 30, 2008 did not recur in the nine months ended September 30, 2009.

Income tax expense.    Our income tax expense increased from RMB4.7 million for the nine months ended September 30, 2008 to RMB9.6 million ($1.4 million) for the nine months ended September 30, 2009. This increase was primarily due to an increase in our taxable income and an increase of non-deductible expenses, together with an increase in the tax rate of Shenyang Shouzheng in the nine months ended September 30, 2009.

Net Income.    As a result of the foregoing, we had net income of RMB41.6 million ($6.1 million) for the nine months ended September 30, 2009, compared to net income of RMB41.7 million for the nine months ended September 30, 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Revenue.    Our net revenue increased by 52.4% from RMB147.9 million for the year ended December 31, 2007 to RMB225.4 million ($33.0 million) for the year ended December 31, 2008. This increase was primarily due to an increase of RMB68.1 million, or 50.4%, in net revenue from sales of Baquting, and to a lesser extent, an increase of RMB2.8 million in sales of Aiduo and an increase of RMB6.6 million in sales of 11 other products.

The increase in Baquting sales was primarily due to an increase in sales volume of Baquting from 6.3 million units in the year ended December 31, 2007 to 9.7 million units in the year ended December 31, 2008, partially offset by a decrease in average selling prices of Baquting from RMB21.3 per unit in 2007 to RMB21.0 per unit in 2008. The increase in sales volume of Baquting was attributable to the increased sales through both our direct sales offices and third-party marketing agents as a result of increased market demand. The average selling prices of Baquting decreased due to changes in the sales of different dosages of Baquting. Sales of 2 units/vial dosages, which tend to have a lower per-unit price compared to the other two dosages, accounted for a larger percentage of total Baquting sales in 2008—increasing to 6.5% in 2008 from 2.6% in 2007.

The increase in Aiduo sales was primarily due to an increase in sales volume of Aiduo to 25,550 units in 2008 from 13,579 units in 2007 from increased demand and wider acceptance by physicians of our products, partially offset by a decrease in the average selling price from RMB249.62 per unit in 2007 to RMB241.46 per unit in 2008 due to a 10.8% decrease in the bidding price of Aiduo in Guangxi Province in 2008 while the selling prices of Aiduo in other provinces remained stable.

Cost of Revenue.    Our cost of revenue decreased by 10.7% from RMB34.7 million for the year ended December 31, 2007 to RMB31.0 ($4.5 million) for the year ended December 31, 2008. Cost of revenue as a percentage of our net revenue also decreased to 13.7% in 2008 from 23.5% in 2007. This decrease was due to a significant decrease of RMB7.1 million in costs of raw materials for Baquting from 2007 to 2008, primarily as a result of manufacturing technology upgrades for Baquting that enabled us to purify and extract batroxobin from snake venom in-house at lower costs compared to purchasing partially purified venom from third parties. This decrease was partially offset by an RMB0.5 million increase in other manufacturing costs related to Baquting sales, including costs of packaging materials and shipping costs as a result of the increased sales of Baquting. For other products, cost of revenue increased by RMB2.8 million due to an aggregate increase in sales volume of those products.

Operating Expenses.    Our operating expenses increased by 68.4% from RMB77.2 million in the year ended December 31, 2007 to RMB130.0 million ($19.0 million) in the year ended December 31, 2008. Operating expenses as a percentage of our net revenue increased from 52.2% to 57.6%.

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Research and Development Costs.    Our research and development costs decreased by 30.0% from RMB8.0 million in the year ended December 31, 2007 to RMB5.6 million ($0.8 million) in the year ended December 31, 2008. This decrease was primarily attributable to a decrease of RMB3.4 million in expenses associated with the research and development of hemocoagulase products from 2007 to 2008 as we completed the development of Baquting upgrades with enhanced quality at the end of 2007. The decrease was partially offset by an increase of RMB0.8 million in expenses mainly associated with the pre-clinical development of lanthanum polystyrene sulfonate.

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Selling, Marketing and Distribution Expenses.    Our selling, marketing and distribution expenses increased by 76.3% from RMB52.4 million in the year ended December 31, 2007 to RMB92.4 million ($13.5 million) in the year ended December 31, 2008. The increase was primarily due to an increase of RMB32.9 million in expenses for seminars, hosting of conferences and direct promotion of our products to targeted hospitals and physicians, an increase of RMB11.4 million in salaries and social security expenses from both increased headcount of our sales personnel and their salaries and an increase of RMB1.5 million in traveling expenses incurred by our sales personnel.

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General and Administrative Expenses.    Our general and administrative expenses increased by 89.9% from RMB16.8 million for the year ended December 31, 2007 to RMB31.9 million ($4.7 million) for the year ended December 31, 2008, primarily due to an increase of RMB3.5 million in professional service fees, an increase of RMB2.6 million in salary expenses due to both increased headcount of our administrative personnel and their salaries and bonus payments, and an increase of RMB2.3 million in stock option expenses.

Interest Income.    Our interest income increased by RMB1.1 million from RMB0.2 million for the year ended December 31, 2007 to RMB1.3 million ($0.2 million) for the year ended December 31, 2008. This increase was primarily due to an increased average balance of our cash in interest-bearing saving accounts.

Interest Expense.    Our interest expense decreased by 75.0% from RMB5.2 million for the year ended December 31, 2007 to RMB1.3 million ($0.2 million) for the year ended December 31, 2008. This decrease was primarily due to government grant of interest expense reimbursement associated with our short-term bank borrowings in 2008.

Other Income.    Our other income increased from RMB2.2 million for the year ended December 31, 2007 to RMB6.4 million ($0.9 million) for the year ended December 31, 2008. This increase was primarily due to the foreign exchange gains from the devaluation of our U.S. dollar–denominated preference shares issued in December 2007 as a result of the depreciation of the U.S. dollar against the Renminbi.

Income Tax (Expense)/Benefit.    We recorded an income tax benefit of RMB2.1 million for the year ended December 31, 2007 and we recorded an income tax expense of RMB7.2 million ($1.1 million) for the year ended December 31, 2008. This change was primarily resulted from the expiration in December 2007 of the two-year exemption from the EIT that Liaoning Nuokang and Penglai Nuokang enjoyed. Liaoning Nuokang and Penglai Nuokang became subject to EIT at the reduced rate of 12.5% in January 2008.

Net Income.    As a result of the foregoing, we had a net income of RMB63.6 million ($9.3 million) for the year ended December 31, 2008, compared to a net income of RMB35.2 million for the year ended December 31, 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenue.    Our net revenue increased by 21.6% from RMB121.6 million for the year ended December 31, 2006 to RMB147.9 million for the year ended December 31, 2007. The increase in our net revenue was primarily due to an increase of RMB20.9 million, or 18.3%, in net revenue from sales of Baquting, and to a lesser extent, an increase of RMB3.4 million in sales of other products and an increase of RMB1.9 million in sales of Aiduo.

The increase in Baquting sales was primarily due to an increase in sales volume of Baquting from 4.2 million units in 2006 to 6.3 million units in 2007, partially offset by a decrease in average selling prices of Baquting from RMB27.2 per unit in 2006 to RMB21.3 per unit in 2007. The increase in sales volume of Baquting was attributable, to a larger extent, to the increased sales through direct sales offices and to a lesser extent, to the increased sales through third-party marketing agents. Before September 2006, we primarily relied on the joint sales and marketing efforts of our direct sales offices and marketing agents to promote our flagship product Baquting. In September 2006, we changed our sales and marketing strategy and delineated our marketing efforts into geographic regions, each covered exclusively by either our direct sales offices or third-party marketing agents. The new pricing policy provided more economic incentives to our third-party marketing agents and distributors and as a result, sales volume of Baquting significantly increased in regions allocated to marketing agents both in an absolute amount and as a percentage of total Baquting sales volume. However, as the selling price of Baquting to distributors in these regions was lower than the selling price before September 2006, the average selling prices of Baquting decreased from 2006 to 2007.

Sales of 0.5 unit/vial and 2 units/vial Baquting as a percentage of total Baquting sales increased from 1.0% in 2006 to 5.3% in 2007, primarily due to a significant increase in sales volume from 68,825 units in 2006 to 523,674 units in 2007.

The increase in Aiduo sales was primarily due to an increase in sales volume of Aiduo to 13,579 units in 2007 from 6,207 units in 2006 due to increased demand. The average selling price of Aiduo remained relatively stable in 2006 and 2007.

Cost of Revenue.    Our cost of revenue decreased by 21.2% from RMB44.1 million for the year ended December 31, 2006 to RMB34.7 million for the year ended December 31, 2007. Cost of revenue as a percentage of our net revenue also decreased to 23.5% in 2007 from 36.2% in 2006. This decrease was due to a significant decrease of RMB13.0 million in costs of raw materials from 2006 to 2007, which in turn was primarily attributable to manufacturing technology upgrades for Baquting implemented in August 2006 that enabled us to purify and exact batroxobin from snake venom in-house at lower costs compared to purchasing partially purified venom from third parties. The decrease was partially offset by an increase in costs as a result of the increased sales of our principal products Baquting and Aiduo.

Operating Expenses.    Our operating expenses increased by 75.4% to RMB77.2 million in 2007 from RMB44.0 million in 2006. Operating expenses as a percentage of our net revenue increased to 52.2% in 2007 from 36.2% in 2006.

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Research and Development Costs.    Our research and development costs increased by 32.1% from RMB6.1 million for the year ended December 31, 2006 to RMB8.0 million for the year ended December 31, 2007. This increase was primarily due to RMB1.4 million of expenses associated with the research and development of PGEI and RMB0.6 million of expenses associated with the research and development of lanthanum polystyrene sulfonate.

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Selling, Marketing and Distribution Expenses.    Our selling, marketing and distribution expenses increased by 126.3% from RMB23.2 million for the year ended December 31, 2006 to RMB52.4 million for the year ended December 31, 2007. The increase was primarily due to a significant increase of RMB21.4 million in advertising and other promotional expenses in connection with the promotion of our products and an increase of RMB0.9 million in expenses of seminars and hosting of conferences.

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General and Administrative Expenses.    Our general and administrative expenses increased by 13.4% from RMB14.8 million for the year ended December 31, 2006 to RMB16.8 million for the year ended December 31, 2007 primarily due to an increase of RMB1.6 million in our expenses in preparation of becoming a publicly listed company, and an increase of RMB0.7 million in salary expenses due to increased headcount of our administrative personnel and the increase in their salaries and bonus payments.

Interest Income.    Our interest income increased by 317.0% from RMB47,000 for the year ended December 31, 2006 to RMB196,000 for the year ended December 31, 2007 as a result of an increased average balance of our cash in interest-bearing saving accounts.

Interest Expense.    Our interest expense increased by 210.4% from RMB1.7 million for the year ended December 31, 2006 to RMB5.2 million for the year ended December 31, 2007. This increase was primarily due to the increased average balance of our short-term bank and shareholder borrowings in 2007.

Income Tax (Expense)/Benefit.    We had an income tax expense of RMB6.2 million for the year ended December 31, 2006, compared to an income tax benefit of RMB2.1 million for the year ended December 31, 2007. This change was primarily because Shenyang Shouzheng began being fully exempted from the EIT for two years commencing in January 2007.

Non-controlling Interest.    Our non-controlling interest was RMB0.9 million for the year ended December 31, 2006 and nil for the year ended December 31, 2007. This change was primarily because Mr. Baizhong Xue, our ultimate controlling shareholder, acquired the remaining 40% equity interest in Penglai Nuokang in August 2006.

Net Income.     As a result of the foregoing, we had a net income of RMB35.2 million for the year ended December 31, 2007, compared to a net income of RMB26.3 million for the year ended December 31, 2006, representing an increase of 33.8%.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, short-term bank borrowings, as well as the sale of preferred shares in private placements. As of September 30, 2009, we had RMB88.6 million ($13.0 million) in cash. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of our variable interest entity Nuokang Distribution in our consolidated financial statements, we can only receive cash payments from it pursuant to our contractual arrangements with it and its sole shareholder.

As of September 30, 2009, we had RMB94.2 million ($13.8 million) in outstanding short-term bank loans and borrowings, which bore weighted-average interest rates of 6.387% per annum. These short-term bank loans and borrowings have terms ranging from three to twelve months, and expire at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of the facilities shortly before they mature. These loans were secured by certain of our property, plant and equipment and land use rights and guaranteed by Mr. Baizhong Xue, our chairman and chief executive officer, and other third parties whose owners are business associates of Mr. Xue.

We believe that our current levels of cash and cash flows from operations and bank borrowings, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

The following table shows our cash flow with respect to operating activities, investing activities and financial activities for the periods indicated:

	Year Ended December 31,				Nine Months Ended September 30,
	2006	2007	2008		2008	2009
	RMB	RMB	RMB	$	RMB	RMB	$
					(unaudited)	(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	53,335	25,241	25,310	3,709	(4,415)	17,653	2,585
Net cash used in investing activities	(53,766)	(53,465)	(56,763)	(8,315)	(38,843)	(25,541)	(3,741)
Net cash (used in) provided by financing activities	(15,371)	138,418	701	101	20,701	14,641	2,145
Net increase (decrease) in cash and cash equivalents	(15,802)	110,194	(30,752)	(4,505)	(22,557)	6,753	989
Cash and cash equivalents at beginning of the period	18,197	2,395	112,589	16,494	112,589	81,837	11,989
Cash and cash equivalents at end of the period	2,395	112,589	81,837	11,989	90,032	88,590	12,978

Operating Activities

Net cash provided by operating activities amounted to RMB17.7 million ($2.6 million) in the nine months ended September 30, 2009, compared to net cash used in operating activities in the amount of RMB4.4 million in the nine months ended September 30, 2008. The change is primarily attributable to our growing business as we increased our net revenue by RMB46.5 million from RMB153.5 million in the nine months ended September 30, 2008 to RMB200.1 million ($29.3 million) in the same period in 2009, while our cost of revenue and operating expenses, after deducting non-cash items and items that did not affect operations, increased only by RMB15.2 million from the nine months ended September 30, 2008 to the nine months ended September 30, 2009. Our working capital remained relatively stable from the nine months ended September 30, 2008 to the nine months ended September 30, 2009. Our paid income tax increased by RMB3.3 million and our received government grant decreased by RMB7.3 million from the nine months ended September 30, 2008 to the nine months ended September 30, 2009.

Net cash provided by operating activities increased to RMB25.3 million ($3.7 million) in 2008 from RMB25.2 million in 2007. Although our growing business generated a RMB77.5 million ($11.4 million) increase in our net revenue from 2007 to 2008, we did not generate a corresponding increase in cash inflow because changes in our accounts and bills receivables increased by RMB34.5 million for 2008 compared to 2007 as our receivable turnover days increased from 56 days to 89 days as a result of our market promotion efforts and the adverse economic environment. Our cost of revenue and operating expenses, after deducting non-cash items and items that did not affect operations, increased by RMB34.0 million from 2007 to 2008. In addition, our income tax paid increased by RMB10.2 million from 2007 to 2008.

Net cash provided by operating activities decreased to RMB25.2 million in 2007 from RMB53.3 million in 2006. Although there was a 21.5% increase in our net revenue from 2006 to 2007, we did not generate a corresponding increase in cash inflow because our accounts and bills receivables increased by RMB13.9 million as its turnover days increased from 44 days to 56 days as a result of our market promotion efforts. Our cost of revenue and operating expenses, after deducting non-cash items and items that did not affect operations, increased by 27.1% from 2006 to 2007, and our cash outflow was further increased because our accounts and bills payable decreased by RMB13.1 million primarily due to our clearance of the prior year payables and our increased cash transactions with the venom supplier in Brazil.

Investing Activities

Net cash used in investing activities amounted to RMB25.5 million ($3.7 million) in the nine months ended September 30, 2009, mainly as a result of (1) our purchases of manufacturing and research and development equipment and construction of the new production facility in Shenyang for RMB14.7 million ($2.2 million), (2) the prepayment of RMB6.0 million ($0.9 million) for exclusive distribution rights, (3) the payment of RMB3.4 million ($0.5 million) for our investment in a joint venture, and (4) the payment of RMB2.0 million ($0.3 million) for our investment in an investment fund.

Net cash used in investing activities amounted to RMB56.8 million ($8.3 million) in 2008, mainly as a result of (1) our purchases of manufacturing and research and development equipment and construction of the new production facility in Shenyang for RMB51.1 million ($7.5 million), and (2) the prepayment of RMB10.0 million ($1.5 million) made for exclusive distribution rights.

Net cash used in investing activities amounted to RMB53.5 million in 2007, mainly as a result of our purchases of manufacturing and research and development equipment and construction of the new production facility in Shenyang for RMB59.4 million, partially offset by the loan repayment of RMB7.0 million from related parties.

Net cash used in investing activities in 2006 amounted to RMB53.8 million, mainly as a result of (1) our purchases of manufacturing and research and development equipment and construction of the new production facility in Shenyang for RMB25.2 million, and (2) costs related to obtain the land use right for our Shenyang facility for RMB21.9 million.

Financing Activities

Net cash provided by financing activities amounted to RMB14.6 million ($2.1 million) in the nine months ended September 30, 2009, mainly as a result of proceeds of RMB94.3 million ($13.8 million) from our short-term bank loans, primarily offset by (1) the repayment of RMB72.5 million ($10.6 million) of our short-term bank loans; and (2) the repayment of RMB5.8 million ($0.9 million) to a related party.

Net cash provided by financing activities amounted to RMB0.7 million ($0.1 million) in 2008, mainly as a result of repayment of RMB50.4 million ($7.4 million) of our short-term bank loans, partially offset by proceeds of RMB72.4 million ($10.6 million) from our short-term bank loans.

Net cash provided by financing activities amounted to RMB138.4 million in 2007, mainly as a result of (1) the net proceeds of RMB124.2 million from our placement of Series A convertible redeemable preference shares in December 2007, and (2) net proceeds of RMB32.0 million from our short-term bank loans partially offset by our repurchase of ordinary shares from a shareholder with cash consideration of RMB21.9 million.

Net cash used in financing activities in 2006 amounted to RMB15.4 million, mainly as a result of our repayment of RMB30.6 million of short-term bank loans, partly offset by proceeds of RMB18.4 million from our short-term bank loans.

Capital Expenditures

We had capital expenditures of RMB47.1 million, RMB59.4 million and RMB51.1 million ($7.5 million) for the years ended December 31, 2006, 2007 and 2008, respectively. In the nine months ended September 30, 2009, our capital expenditures were RMB14.7 million ($2.2 million). Our capital expenditures were made primarily for the construction of our production facilities, obtaining land use rights and the purchases of property, plant and equipment. Our capital expenditures have been primarily funded by net cash generated from our operating activities and cash provided by financing activities. For the remainder of 2009 and in 2010, we expect to incur capital expenditures of nil and approximately $1.0 million, respectively. We expect our capital expenditures in 2010 to primarily consist of the purchases of property, plant and equipment. We expect to fund these capital expenditures by cash generated from operating and financing activities as well as net proceeds from this offering.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2009:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Use right obligations(1)	8,450	1,650	3,200	3,200	400
Operating lease obligations	762	615	147	—	—
Purchase obligations(2)	42,018	9,250	16,595	14,376	1,797
Total	51,230	11,515	19,942	17,576	2,197

(1)	In connection with the acquisition of non-controlling interest in Penglai Nuokang, we have contractual future payments of RMB8.5 million ($1.2 million) to Shandong Penglai Pharmaceutical Plant for which RMB0.5 million ($0.1 million) will be made until December 31, 2009 and RMB1.6 million ($0.2 million) per annum will be made thereafter until December 31, 2014.
(2)	Purchase obligations were incurred in connection with construction-in-progress, purchase of office equipment, purchase of snake venom and purchase of a product under our distributorship.

We entered into a share subscription agreement in July 2009, under which we agreed to invest $5.0 million for a 93% interest in a joint venture company in Hong Kong. We made this investment of $5.0 million in October 2009.

Off-Balance Sheet Commitments and Arrangements

Other than some of the operating obligations set forth in the table above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

We are exposed to interest rate risk related to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. We are also subject to market risks due to fluctuations in interest rates on our debt. Increases in interest rates will increase the cost of new borrowing and our interest expense. Accordingly, fluctuations in interest can lead to significant fluctuations in the fair value of these debt instruments.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuance of preferred shares through private placement. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.5% appreciation of the RMB against the U.S. dollar by October 31, 2009. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

In June 2009, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (SFAS 168) (FASB Accounting Standards Update (ASU) 2009-01, which amends ASC Topic 105, “Generally Accepted Accounting Principles”). SFAS 168 establishes the FASB Accounting Standards Codification TM (Codification) as the source of authoritative U.S. GAAP for nongovernmental entities. The Codification does not change U.S. GAAP. Instead, it takes the thousands of individual pronouncements that currently comprise U.S. GAAP and reorganizes them into approximately 90 accounting topics, and displays all topics using a consistent structure. Contents in each topic are further organized first by subtopic, then section and finally paragraph. The paragraph level is the only level that contains substantive content. Citing particular content in the Codification involves specifying the unique numeric path to the content through the topic, subtopic, section and paragraph structure. FASB suggests that all citations begin with “FASB ASC.” Changes to the ASC subsequent to June 30, 2009 are referred to as Accounting Standards Updates.

In August 2009, the FASB issued Accounting Standards Update No. 2009-5, “Measuring Liabilities at Fair Value” (ASU 2009-05). ASU 2009-05 amends Accounting Standards Codification Topic 820, “Fair Value Measurements.” Specifically, ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: (1) a valuation technique that uses (a) the quoted price of the identical liability when traded as an asset or (b) quoted prices for similar liabilities or similar liabilities when traded as assets, and/or (2) a valuation technique that is consistent with the principles of Topic 820 of the Accounting Standards Codification (e.g. an income approach or market approach). ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. We do not anticipate that the adoption of this statement will have a material impact on our consolidated financial statements.

In September 2009, the Emerging Issues Task Force reached final consensus on ASU 2009-13, “Revenue Arrangements with Multiple Deliverables.” ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. The topic may be applied retrospectively or prospectively for new or materially modified arrangements and early adoption is permitted. We do not anticipate the adoption of this statement will have a material impact on our consolidated financial statements.

CORPORATE STRUCTURE

Corporate History

China Nuokang Bio-Pharmaceutical Inc. was incorporated in the Cayman Islands as an exempted limited liability company in June 2006. We conduct our business operations in China through wholly owned subsidiaries and, with respect to the distribution aspects of our business, through an affiliated entity. Our business, founded in 1997, was originally conducted through Shenyang Sainuo Technology Development Co., Ltd., a PRC limited liability company, the predecessor company of Liaoning Nuokang. To conduct our research and development and manufacturing operation, two affiliated companies were formed, Shenyang Shouzheng in 2001 and Penglai Nuokang in 2002. Liaoning Nuokang, Shenyang Shouzheng and Penglai Nuokang were wholly owned by Mr. Baizhong Xue, our chairman and chief executive officer, or nominee owners on his behalf before they were acquired by Surplus International.

In order to facilitate foreign investment in our company, Surplus International was incorporated in Hong Kong in August 2005 as an offshore holding company, wholly owned by Ms. Yuhuan Zhu, the wife of Mr. Baizhong Xue, our chairman and chief executive officer. In September 2005 and July 2006, Surplus International acquired 100% of the equity interests in Liaoning Nuokang and Shenyang Shouzheng from Mr. Xue, including interests held by nominees on his behalf, for a cash consideration of RMB11 million and RMB2 million, respectively. In August 2006, Surplus International acquired all of the equity interests in Penglai Nuokang from Mr. Xue for a cash consideration of RMB10 million. The Liaoning Nuokang acquisition was registered and approved by the relevant authority in December 2005. The Shenyang Shouzheng and Penglai Nuokang acquisitions were registered and approved by the relevant authorities in August 2006. This series of transactions from September 2005 to August 2006 were accounted for as a legal reorganization of entities under common control in a manner similar to a pooling of interests and the three PRC operating subsidiaries acquired by Surplus International were reorganized as wholly foreign-owned enterprises (WFOEs). China Nuokang Bio-Pharmaceutical Inc. acquired all of the equity interests of Surplus International from Ms. Zhu in August 2006 for a cash consideration equal to its then issued capital of Surplus International of HK$10,000 ($1,464).

The following diagram illustrates our corporate structure as of the date of this prospectus.

Contractual Arrangements with Liaoning Nuokang Medicines Co., Ltd. and Its Sole Shareholder

PRC laws and regulations currently impose different levels of restrictions or prohibitions on investment of foreign capital in the pharmaceutical distribution industry. See “Regulations—Distribution of pharmaceutical products.” Our subsidiaries in China, which are considered as WFOEs, may only sell the Pharmaceutical Products that we manufacture to certain distributors and we may not sell products that others manufacture. Accordingly, we conduct our distribution activities through Nuokang Distribution, a company whose sole registered shareholder is Mr. Xue, and other third-party distributors. Through contractual arrangements with Mr. Xue and Nuokang Distribution, we bear the economic risks, and derive the economic benefits, of Nuokang Distribution. Nuokang Distribution is our VIE and we are its primary beneficiary. The financial results of Nuokang Distribution are consolidated into our financial statements despite the lack of our majority equity interest in Nuokang Distribution. We believe the consolidation is necessary to fairly present the financial position and results of operations of our company, because of the existence of a parent-subsidiary relationship by means of contractual arrangements.

Penglai Nuokang has entered into contractual arrangements with Nuokang Distribution and its shareholder, which enable us to:

•	exercise effective control over Nuokang Distribution;

•	receive substantially all of the economic benefits from Nuokang Distribution as if we were its sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in Nuokang Distribution.

Equity Pledge Agreement

Under his equity pledge agreement with Penglai Nuokang, Mr. Xue, the sole shareholder of Nuokang Distribution, pledged all of his equity interests in Nuokang Distribution to Penglai Nuokang to secure the performance of his and Nuokang Distribution’s obligations under the business operation agreement and the exclusive technology support and management consulting service agreement described below. If Nuokang Distribution or Mr. Xue breaches any of their respective contractual obligations under these agreements, Penglai Nuokang, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Mr. Xue has agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on his equity interests in Nuokang Distribution without the prior written consent of Penglai Nuokang. The duration of the equity pledge agreement is the same as the term of the exclusive technology support and management consulting service agreement, which will be valid and effective as long as Nuokang Distribution is in existence.

Exclusive Call Option Agreement

Under the exclusive call option agreement among Nuokang Distribution, Mr. Xue and Penglai Nuokang, Nuokang Distribution and Mr. Xue irrevocably granted Penglai Nuokang or its designated person an exclusive option to purchase, when and to the extent permitted under PRC law, all or part of the equity interests in Nuokang Distribution. The exercise price for the option to buy all of the equity interests is the then total amount of Nuokang Distribution’s registered capital or such other minimum amount agreed to by all parties and permissible under PRC law. Such consideration received by Mr. Xue upon the exercise of the exclusive call option is required to be remitted in full to Penglai Nuokang. The exclusive call option agreement will remain valid and effective for ten years and is renewable at Penglai Nuokang’s sole discretion. This exclusive call option agreement provides that without Penglai Nuokang’s prior written consent:

•	Mr. Xue may not transfer, encumber, grant security interest in, or otherwise dispose of any equity interests in Nuokang Distribution, except as required under applicable law;

•

Nuokang Distribution may not (i) transfer, grant security interest in or otherwise dispose of any assets, business, revenue or interest valued at RMB2 million or more; (ii) enter into any material contract in the amount of RMB2 million or more (except for those incurred in the ordinary course of business); or (iii) incur any liabilities (except for those incurred in the ordinary course of business);

•	Nuokang Distribution may not declare or pay any dividends and Mr. Xue must remit in full any funds received from Nuokang Distribution to Penglai Nuokang; and

•	Nuokang Distribution may not merge with any third parties, or purchase or transfer any assets or businesses from or to any third parties.

Business Operation Agreement

Under the business operation agreement among Nuokang Distribution, Mr. Xue and Penglai Nuokang, Mr. Xue may not enter into any transaction that could materially affect Nuokang Distribution’s assets, liabilities, interests or operations without the prior written consent of Penglai Nuokang, and Mr. Xue must appoint Penglai Nuokang’s nominees to Nuokang Distribution’s board of directors and to act as the general manager, financial controller and other senior managers. In addition, if Nuokang Distribution requires a guarantor for its borrowings, it will first make such request to Penglai Nuokang. Despite the fact that Penglai Nuokang retains the contractual right to object to such request, it is our intention to facilitate such guarantee if and when such request is made. The term of this agreement is ten years from December 14, 2007 and is renewable at Penglai Nuokang’s sole discretion.

Power of Attorney

Mr. Xue has executed a power of attorney appointing Chinese natural persons designated by Penglai Nuokang to be his attorneys, and irrevocably authorizing them to vote on his behalf on all of the matters of Nuokang Distribution requiring shareholders’ approval.

Exclusive Technology Support and Management Consulting Service Agreement

Under the exclusive technology support and management consulting service agreement between Nuokang Distribution and Penglai Nuokang, Penglai Nuokang has the exclusive right to provide to Nuokang Distribution technology support and consulting services related to the business operations of Nuokang Distribution. Nuokang Distribution agrees to pay monthly service fees to Penglai Nuokang in the amount of 80% of Nuokang Distribution’s total monthly revenue after deducting sales expenses and operational costs approved by Penglai Nuokang, which is adjustable at the sole discretion of Penglai Nuokang. In addition, Penglai Nuokang agrees to provide full financial support for Nuokang Distribution’s working capital requirement for its business operations. If Nuokang Distribution is unable to repay its obligations owing to Penglai Nuokang, Penglai Nuokang agrees not to enforce these obligations. This agreement will remain valid and effective as long as Nuokang Distribution is in existence.

BUSINESS

Overview

We are a fully integrated, profitable China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hematological and cardiovascular products. We currently sell a portfolio of fourteen products, including three principal products, Baquting ( ®), our flagship bleeding control product, Aiduo ( ®), our cardiovascular stress imaging agent, and Aiwen ( ®), our anti-arrhythmic agent. We have also entered into an exclusive agreement for the marketing and distribution in China of Kaitong ( ), an intravenous injectable lipid emulsion of vasodilator alprostadil for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis. Our product pipeline includes four product candidates under development that seek to better address the growing market and medical needs for bleeding control, and in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention.

Developed in-house and launched in 2001, Baquting is China’s leading hemocoagulase and is prescribed to hospital patients for the treatment and prevention of bleeding. A hemocoagulase is an enzyme obtained from the venom of the snake species Bothrops atrox that can be used as a plasma clotting agent for wound and tissue repair. Baquting commanded an approximately 38% market share by volume in 2007 and maintained this market share in 2008, according to an independent study conducted by China Pharmaceutical Association, a national organization of pharmacists and pharmaceutical scientists in China. In 2007, Baquting’s market share surpassed that of Solco Basel’s Reptilase, the long-time market leader, for the first time. Reptilase, a competing Swiss brand, had an approximately 33% market share by volume in 2007. Through September 30, 2009, we had sold an aggregate of over 38 million units of Baquting to our end-customer base of over 2,400 hospitals across China. Sales of Baquting accounted for 90.1% and 94.1% of our total net revenue in 2008 and the nine months ended September 30, 2009. Baquting’s brand is well-recognized by the medical community in China, where traditional medicine and culture emphasize the importance of blood and limiting its loss and where there are higher clinical risks related to blood transfusions than in some Western countries. Our patent in China for Baquting with enhanced quality will expire in 2025.

Aiduo and Aiwen are the first adenosine products to be manufactured in China. Adenosine is a nucleoside that plays important biological roles, including dilating the coronary arteries and regulating the pacemaker activity of the heart. Aiduo is our diagnostic stress-test agent for coronary arterial diseases and Aiwen is used in the diagnosis and treatment of PSVT, an abnormal conduction of electrical signals that causes the heart to beat very rapidly. We entered into agreements to acquire Aiduo and Aiwen from two third parties, Shenyang Guangda and Shenyang Wanjia, in 2004. Aiduo and Aiwen are currently manufactured by Shenyang Guangda, and we have been the exclusive distributor and marketer of Aiduo and Aiwen in China since January 2005. In order to complete the acquisition and to commence production of Aiduo and Aiwen at our Shenyang facility, we require approval from the SFDA for the transfer of the production permit for these drugs from Shenyang Guangda to us and GMP certification for our Shenyang facility. We submitted our application for the SFDA approval in July 2008. If the SFDA approval and the GMP certification are delayed or not granted at all, we will continue to be the exclusive distributor and marketer of Aiduo and Aiwen but manufacturing will continue to be conducted by Shenyang Guangda.

In December 2008, we entered into a ten-year exclusive distribution agreement with Jilin Yuhua to market and distribute Kaitong exclusively in China with the exception of Jilin and

Heilongjiang Provinces. Jilin Yuhua is in the process of obtaining a production permit for Kaitong to allow it to manufacture this product at its GMP-certified new facilities in Changchun, Jilin Province. If the production permit for Kaitong is delayed or not granted at all, Jilin Yuhua will not be able to commence its production and we will not be able to launch this product in the market.

We intend to continue to pursue product and technology in-licensing opportunities. For example, in June 2009 we entered into a joint venture with QRxPharma Limited, an Australian company, to develop and commercialize two bleeding control products based on technologies developed by QRxPharma and the University of Queensland. We invested $5.0 million in October 2009 for a 93% interest in the joint venture to fund clinical trials in China for the commercialization of Textilinin, an antifibrinolytic agent, and Haempatch, a potent pro-coagulant, under an exclusive royalty-free license.

Our product pipeline consists of four product candidates at various stages of development:

•

dipyridamole aspirin sustained release capsules, which combines the anti-clotting or blood thinning properties of aspirin with the antiparticle and thrombus formation inhibition properties of dipyridamole, for the prevention of secondary strokes;

•	hemocoagulase derived from the venom of the snake species Agkistrodon acutus for bleeding control;

•	adenosine for myocardial protection; and

•	lanthanum polystyrene sulfonate for the treatment of hyperphosphatemia, or high levels of blood phosphate typically found in chronic renal failure patients undergoing dialysis.

Substantially all of our sales are made to pharmaceutical distributors, which in turn sell our products primarily to hospitals and other healthcare institutions in China. As of September 30, 2009, our end-customer base had expanded from approximately 100 hospitals in 2001 to over 2,400 hospitals in all 31 provinces and municipalities in China. Our end-customer base includes approximately 80% of the Class 3A hospitals, considered the best and largest under the China Ministry of Health hospital classification system, in major Chinese cities. As of September 30, 2009, our sales force consisted of 24 direct sales offices with 302 sales personnel, complemented by 16 third-party marketing agents with over 200 sales personnel. We believe the reputation of our Nuokang ( ) brand name and our well-known branded pharmaceutical, Baquting, enable our sales and marketing team to effectively promote our principal products and help to stimulate the sales of our other pharmaceuticals. We employ a physician-targeted marketing model that is focused on promoting our products by providing physicians and hospitals with information on the benefits and differentiating clinical aspects of our products. Our sales and marketing activities receive strong academic support from a specialist network comprising approximately 100 national key opinion leaders and physicians in various clinical areas, and over 100 peer-reviewed academic articles have been published in recognized academic magazines or periodicals regarding the use of our principal products. As of September 30, 2009, our distribution network included approximately 200 distributors.

We have built our market reputation through our strict adherence to high product safety standards and our quality control and monitoring system that spans the entire production and sales process, including inspection of raw and auxiliary materials, manufacturing, delivery of finished products, clinical testing at hospitals and ethical sales practices. Our 11,000-square-meter manufacturing facility in Penglai, China commenced operations in 2002. At this facility, we maintain five GMP-certified formulation production lines, including injectables, freeze-dried powder, aerosols, tablets and granules, and three GMP-certified active pharmaceutical ingredient production lines. In February 2008, we completed the construction of a 24,000-square-meter integrated facility in Shenyang, China. The Shenyang facility was designed to have the capacity for three additional production lines, including two formulation production lines for injectables and one active pharmaceutical ingredient production line, a new research and development center and a warehouse. Both research and development center and warehouse are operational while the GMP certification of these three production lines is currently pending.

Our net revenue was RMB121.7 million, RMB147.9 million and RMB225.4 million ($33.0 million) in 2006, 2007 and 2008, respectively. Our net income was RMB26.3 million in 2006, RMB35.2 million in 2007 and RMB63.6 million ($9.3 million) in 2008, representing a CAGR of 55.5% over that period. For the nine months ended September 30, 2009, our net revenue was RMB200.1 million ($29.3 million) and our net income was RMB41.6 million ($6.1 million), compared to net revenue of RMB153.5 million and net income of RMB41.7 million for the nine months ended September 30, 2008.

Competitive Strengths

We believe our principal competitive strengths are as follows:

Established Flagship Product with Leading Market Share and Recognized Brand Name

According to the China Pharmaceutical Association, our flagship product Baquting was China’s leading hemocoagulase prescribed to hospital patients for the treatment and prevention of bleeding, commanding the largest market share by volume. As a result of our successful brand building efforts, Baquting has broad geographic coverage among the larger and more modernized hospitals, primarily Class 3 and Class 2 hospitals, in both large- and mid-sized Chinese cities. Baquting has become the leading hemocoagulase brand that is well-recognized by the Chinese medical community. Baquting is currently included as one of the hemocoagulase products on the national medical insurance catalog in China, which we believe increases its affordability for patients who have access to medical insurance and likelihood of prescription by physicians. Baquting is also the first hemocoagulase in the Chinese market available in three distinct dosages, offering physicians the flexibility in prescribing the drug to suit diverse patient profiles or medical situations. We believe this provides us a distinct advantage in the tender processes. We believe Baquting’s leading market position and well-recognized brand name give us a significant competitive advantage in marketing Baquting to more hospitals and promoting our other products to the medical community.

Established Nationwide Sales and Marketing Network

We employ a physician-targeted marketing model that is focused on detailing and promoting our products by providing physicians and hospitals with information on the benefits and differentiating clinical aspects of our products, which are also supported by a specialist network comprising key opinions leaders, physicians and pharmacists. We built our broad market coverage of over 2,400 hospitals and over 10,000 frequent prescribing physicians in all of the 31 provinces and municipalities in China through our direct sales personnel and third-party regional marketing agents. As of September 30, 2009, our sales force comprised 24 direct sales offices that supported 302 sales personnel, complemented by 16 regional marketing agents which support an additional 200 sales personnel. We believe we will be able to further expand our market reach and enhance the market penetration of our various pharmaceutical products and quickly grow the future revenue of our product candidates, if such candidates are approved by SFDA, by leveraging our established nationwide sales and marketing platform, the high level of market recognition for our Nuokang and Baquting brands and our strong relationships with distributors, hospitals and physicians.

Diverse Portfolio of Marketed Products and Product Candidates Targeting Attractive Commercial Opportunities in Hematological and Cardiovascular Markets

In an effort to capitalize on the rapid growth of the Chinese pharmaceutical industry, we have established a diverse portfolio of marketed products and product candidates targeting attractive commercial opportunities in the Chinese hospital market, focusing in particular on the hematological market and the cardiovascular market, which ranked as the fourth and second largest markets in 2006 among all therapeutics in China in terms of sales revenue, respectively, according to PICO. Our near-term product candidates include Kaitong, a lipid emulsion of alprostadil for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorder and post-surgery thrombosis. We are developing cardiovascular product candidates such as dipyridamole aspirin sustained release capsules. Our product candidate portfolio also includes hematological products such as a hemocoagulase derived from the venom of the snake species Agkistrodon acutus and lanthanum polystyrene sulfonate for the treatment of hyperphosphatemia.

Demonstrated Research and Development and Commercialization Capabilities

We have successfully developed, launched and marketed our flagship product Baquting and we have four additional products in the pipeline. Our product development team has demonstrated the ability and capacity to identify, develop, and commercialize product candidates in our targeted therapeutic areas in order to create opportunities for the sustainable growth of our business. To maintain and enhance the existing technological advantages of Baquting and our adenosine products, we are dedicated to their continuing modifications and improvements. Our research and development team is experienced in complex process development, reformulating validated product candidates that we acquire from third parties and developing them into commercially viable compounds with advantages over the original products. We implement life-cycle management strategies for our marketed products and product candidates to address the growing medical and market demand in our core therapeutic areas. Our life-cycle management strategies involve the expansion of indications for our products, promotional marketing studies as well as the development of next generations or line extensions that improve quality, safety or convenience to enhance therapeutic value, clinical utility or both.

Integrated Biopharmaceutical Operations with Internal Manufacturing Capability to Ensure Quality and Supply

Our integrated production facilities, optimized manufacturing processes and strict quality control system allow us to adhere to our high quality standards, ensure stable and ample supply and enhance the competitiveness of our products. As of September 30, 2009, we operated five formulation production lines and three active pharmaceutical ingredient production lines at our 11,000-square-meter GMP-certified facility in Penglai, China. We have completed the construction of a 24,000-square-meter integrated facility in Shenyang, China which is designed to support three additional production lines, a new research and development center and a warehouse. The new research and development center and warehouse are currently operational and the GMP certification of these three production lines is pending. Furthermore, our capability to manufacture six primary formulations in China and our proprietary production know-how allow us to timely in-license and commercialize product candidates at various stages of development, a process that may otherwise require a long time and poses a significant barrier of entry for our competitors.

Experienced and Entrepreneurial Management Team

Our management team has extensive experience in the research and development, manufacture, commercialization, and in-licensing and acquisition of products and companies in China’s biopharmaceutical industry. In particular, Mr. Baizhong Xue, our founder, chairman and chief executive officer, has over 10 years’ experience in clinical development, marketing and management in China’s pharmaceutical industry and is the vice president of China Biochemical Pharmaceutical Industry Association, a leading association of Chinese biopharmaceutical industry participants. Experienced in managing fast-growing enterprises, our entrepreneurial management team takes the initiative to adapt our business strategies to market, industry and therapeutic trends. Our management team has successfully developed and commercialized Baquting to be the leading hemocoagulase in China, established a deep product pipeline, and built an integrated research and development, production, and sales and marketing infrastructure. Our success in existing product development and branding reflects the significant experience that members of our management team have in their respective fields of expertise and their in-depth knowledge of the regulatory framework in China.

Strong Record of Growth and Profitability

We are profitable and we believe we are well positioned to capitalize on the rapid growth of the Chinese pharmaceutical market and to leverage the leading market position of our flagship product in order to continue our rapid expansion and growth. We sold 4.2 million, 6.3 million and 9.7 million units of Baquting in 2006, 2007 and 2008, respectively, representing a CAGR of 52.0% from 2006 to 2008. We sold 9.1 million units of Baquting in the nine months ended September 30, 2009, compared to 6.8 million units of Baquting in the nine months ended September 30, 2008. Our net income was RMB26.3 million in 2006, RMB35.2 million in 2007 and RMB63.6 million ($9.3 million) in 2008, representing a CAGR of 55.5% over that period. For the nine months ended September 30, 2009, our net income was RMB41.6 million ($6.1 million), compared to net income of RMB41.7 million for the nine months ended September 30, 2008.

Strategy

Our goal is to become the leader in the commercialization of innovative and branded biopharmaceutical products in China. To achieve our goal, we intend to implement the following elements of our strategy:

Leverage the Leading Position and Brand Name of Baquting in China to Further Enhance Brand Awareness of Baquting and Our Other Key Products and Effectively Launch Our Product Candidates

We plan to build on Baquting’s leading market position to extend our lead over our competition and take advantage of its brand recognition and favorable national health insurance coverage. We believe we can leverage our successful product improvement and branding experience to enhance brand awareness and grow the sales of our other key products and effectively launch our product candidates, if approved. We plan to use our established sales, marketing and distribution platform, further develop our existing commercial infrastructure and leverage our broad industry relationships to maximize the sales of our existing and future products in China.

Develop and Commercialize Candidates in Our Product Pipeline and New In-licensed or Acquired Products that Address Growing Medical Needs in the Commercially Attractive Hematological and Cardiovascular Markets

We are developing a diversified portfolio of hematological and cardiovascular product candidates. Our pipeline includes novel product candidates in addition to new enhanced versions of our existing products and expanded therapeutic uses for our currently marketed products. Our pre-clinical trial programs are focused on significant commercial opportunities, including the use of biological enzymes and endogenous biologically active factors in hematological and cardiovascular therapeutic areas. In addition, we intend to continue to evaluate and develop additional product candidates through in-house drug development, strategic alliances, in-licensing and acquisitions to expand our pipeline where we perceive a significant unmet medical need and attractive commercial potential. We plan to focus our capital resources, technologies and management on commercially attractive hematological and cardiovascular markets to establish or extend our market leading positions in these areas.

Increase Our Market Share and Commercial Opportunities through Expanding Our Sales and Distribution Network and Further Strengthening Our Science-based Promotion Efforts

We will continue to promote our products to hospitals, physicians and pharmacists by focusing on their differentiating clinical aspects, and will strive to improve the sales execution skills of our sales and marketing personnel to increase the brand awareness and recognition of our principal products. We believe that there is significant market potential for our principal products and product candidates, and we plan to continue to enhance our coverage and penetration of the Chinese pharmaceutical market in order to increase our market share and commercial opportunities. We believe that we can benefit from the growing market demand resulting from the increased medical insurance coverage and reimbursement amounts under the proposed PRC healthcare reform, greater levels of disposable income within our target market, increased per capita healthcare spending as well as increased national drug stockpiling. We intend to hire more sales personnel and engage more marketing agents to increase the reach and effectiveness of our sales efforts. We also plan to expand the footprint of our sales and marketing presence and further allocate the geographic coverage among our direct sales offices and regional marketing agents to increase penetration of our key products in their respective end markets. We aim to expand into more Class 3 hospitals to broaden our network as well as further increase the use of our products in hospitals in our existing network. In addition, we plan to further expand into hospitals of smaller size and lesser complexity to complement our product distribution in the Class 3 hospitals in China. Additionally, we plan to include more distributors in our distribution network to expand the scope of our market coverage and continue to select high-quality distributors to enhance our distribution capacity.

Acquire New Technologies or Companies and In-license New Products or Technologies

We continually seek attractive product candidates and innovative technologies to in-license or acquire. We intend to focus on product candidates that we believe address unmet medical needs, that can leverage our existing sales infrastructure, and that represent large potential market opportunities. We plan to take advantage of the fragmented nature and rapid growth of the pharmaceutical industry in China to acquire suitable companies, businesses, or technologies that complement our existing strategies. We believe that our relationships with many industry participants and our knowledge of, and experience in, the biopharmaceutical industry in China allow us to better understand industry trends, technological developments and practical applications. We believe that our expertise and experience will assist us in making prudent acquisition decisions and position us to be a more desirable partner to companies whose products we may endeavor to add to our portfolio. We plan to develop collaborations with Chinese and international pharmaceutical and biotechnology companies through product co-development and strategic alliances. For example, we entered into a joint venture with QRxPharma Limited, an Australian company, to develop and commercialize two bleeding control products based on technology developed by QRxPharma and the University of Queensland.

Industry Overview

Chinese Pharmaceutical Market Overview

The Chinese healthcare market was the seventh largest in the world in 2008 and is expected to become the fifth largest by 2010, according to Frost & Sullivan. Healthcare expenditure in China has been steadily increasing, evidenced by the rapid growth of China’s gross domestic product, or GDP, and the increasing percentage of China’s GDP spent on healthcare. In 2008, China registered an annual GDP growth rate of 9.0%, and annual healthcare spending increased to 4.2% of GDP in 2005, up from 3.7% of GDP in 1995. Frost & Sullivan estimates annual healthcare spending in China as a percentage of GDP will further increase to 8.0% by 2010. By comparison, it is estimated that 2007 U.S. annual healthcare spending as a percentage of GDP was 16%. Other factors driving growth of healthcare spending in China include the country’s population growth, aging population, longer life expectancy, accelerating urbanization, rising disposable income, growing awareness of healthcare and available therapeutic options and increasing government support for healthcare programs.

Approximately 80% of prescription drugs in China were dispensed through hospitals, according to Frost & Sullivan. It is estimated that there are approximately 20,000 hospitals in China which are where the majority of medical procedures are performed. Only about 1,000 of these institutions receive the Government’s highest ranking of Class 3, and those hospitals tend to be concentrated in the larger cities and more populated coastal regions, creating a more targeted market for pharmaceutical companies to focus their sales and marketing efforts.

The pharmaceutical industry in China is highly fragmented, with an estimated more than 4,000 pharmaceutical companies. The top 10 domestic pharmaceutical manufacturers only accounted for 10.6% of total pharmaceutical sales in 2005, according to Datamonitor. As most Chinese pharmaceutical companies lack scale and size, we believe manufacturers with large-scale production capacity, an effective distribution network and strong research and development and sales and marketing capabilities have the opportunity to consolidate and become industry leaders in China.

We believe that to successfully compete in the Chinese pharmaceutical industry, a company needs to develop a strong research and development, manufacturing and sales and marketing infrastructure, which, once established, will be a competitive advantage in the market that may be difficult for other competitors to reproduce. Additionally, we believe once a therapeutic has established a strong brand name and is trusted by physicians, it often maintains its market position even in the face of strong competition. This concept is even more prominent in biologics such as Baquting, which are more difficult to manufacture and require strict quality control measures.

Chinese Pharmaceutical Market Growth

The healthcare industry’s rapid growth in China is mainly attributed to expansion of the pharmaceutical segment. According to Business Monitor International, in 2008, the Chinese

pharmaceutical market, including prescription and over-the-counter medicines, grew to approximately $37.0 billion from approximately $13.5 billion in 2003, representing a CAGR of 22.3%. The China market is expected to reach $74.1 billion by 2013.

Source:	Business Monitor International

Generics have traditionally dominated the Chinese market. However, the share of innovative branded drugs is rising in relation to generics. Frost & Sullivan projects innovative branded drugs to increase to 21.0% of the drug market in 2011 from an estimated 9.0% in 2007.

2007	2011

Source:	Frost & Sullivan

Proposed Chinese Healthcare Reform

On April 6, 2009, the PRC government outlined a healthcare reform proposal that will involve an expenditure of approximately RMB850 billion ($124.5 billion), approximately 3% of China’s GDP, from 2009 to 2011 to revamp the healthcare system in China. The proposal covers various aspects of the healthcare system in China and established five near-term objectives: (1) to accelerate the formation of a basic medical insurance system providing universal coverage, (2) to establish a national essential drug system, (3) to establish a basic healthcare service system and improve the quality and reliability of patient care, (4) to improve basic public healthcare services with an emphasis on early diagnosis and disease control, and (5) to promote the reform of public hospitals. Although further details on the implementation of the proposal have yet to be announced, based on these stated near-term objectives of the healthcare reform and other related information that has been released by the PRC government relating to these objectives, we believe we will likely benefit from the following aspects:

•	Extending basic medical insurance coverage and increasing insurance subsidies. The Chinese government aims to extend basic medical insurance coverage to at least 90% of the country’s population by 2011 and increase the amount of insurance subsidies to RMB 120 per person per year by 2010. We believe the increase in basic medical insurance coverage will encourage patients who previously could not afford medical treatment to seek treatment, thereby increasing the overall demand for surgical procedures that will require the use of bleeding control agents, such as Baquting, and increase the size of Baquting’s market.

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Improving the quality and reliability of patient care. The PRC government aims to improve the overall quality and reliability of healthcare, which will promote standardized treatment procedures and better quality drugs. As we believe Baquting has gained considerable acceptance by physicians for the treatment and prevention of bleeding, Baquting should benefit from this development, particularly if the use of bleeding control agents becomes part of the standard procedures for surgeries in China.

Based on similar trends in other countries, we believe the drive for higher quality healthcare will also promote more stringent pharmaceutical manufacturing and distribution standards. This may lead to the closure of smaller companies that lack sufficient cash flow. We believe we can take advantage of the consolidation opportunities in the biopharmaceutical industry in China given our strong cash flow and manufacturing, R&D and sales and marketing capabilities.

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Promoting early diagnosis of diseases. The proposed healthcare reform promotes early diagnosis of diseases in order to reduce the overall long-term burden to the healthcare system. We believe a wider acceptance of the importance of early prevention will increase the use of diagnostic tests, and increase demand for diagnostic agents, such as Aiduo, our cardiovascular stress imaging agent.

Chinese Biopharmaceutical Market Overview

Development of the Chinese biopharmaceutical market has been rapid since the first biological product, human interferon-a 1b, was introduced in 1989. According to Business Monitor International, there were more than 500 biopharmaceutical manufacturers. In 2007, over 30 domestically produced protein therapeutic drugs and over 40 vaccines have been commercialized in China. While 95% of the Chinese biopharmaceutical market is comprised of biosimilars and biogenerics, development and commercialization of innovative biotech drugs and vaccines continues to grow.

The Chinese government emphasizes the biopharmaceutical industry in its 11th Five-Year Plan period and has announced its commitment to the biopharmaceutical sector. According to Business Monitor International, the PRC government has recently approved more than 20 biopharmaceutical products and granted GMP certification to more than 130 companies. The government is estimated to spend more than $600 million on biotechnology R&D, including by granting state support to over 60 local companies. The government support for local R&D is expected to be $14 billion by 2015. In addition, according to Business Monitor International, the Chinese biopharmaceutical market was valued at approximately $10 billion in 2007.

Chinese Pharmaceuticals Regulation Overview

Since China’s entry to the World Trade Organization in 2001, the Chinese government has made significant efforts to standardize regulations, develop its pharmaceutical regulatory system and strengthen intellectual property protection.

Before 1993, products in China were protected only by process patents and not by product patents. In 1993, in line with international patent standards, product patents were introduced as a part of the Chinese patent protection standard. Since the introduction, all eligible products may be protected by new product patents. In addition, patented products enjoy separate pricing policies, which make such products more likely to be selected during the tendering process.

The SFDA is the equivalent of the Food and Drug Administration in the U.S. and regulates the pharmaceutical industry in China. The SFDA has implemented good manufacturing practice standards for the manufacture of pharmaceutical products, as well as good supplies practices for the distribution of pharmaceutical products, to ensure that Chinese pharmaceutical products meet global standards. The SFDA also monitors clinical trials, and approves new drugs only following successful completion of clinical trials in China under an approval process similar in nature to that in the United States or Europe.

We believe these higher regulatory standards and more rigorous intellectual property protection and enforcement are making it more difficult for smaller, poorly managed companies or companies with no product differentiation or intellectual property protection to compete. For example, due to the implementation of China GMP, the number of Chinese pharmaceutical companies reduced dramatically from approximately 6,700 in 2004 to approximately 3,600 as of 2007. In addition, in 2007 the China Ministry of Health promulgated a new regulation on prescription management, which states that for either injectable or oral formulation, hospitals may not purchase the same type of drugs from more than two manufacturers. We believe the new regulation on prescription management may significantly reduce the number of manufacturers that hospitals can source from. Additionally, we believe that these trends will create opportunities for companies that are well capitalized and have leading market positions, patented products as well as established brand names to further accelerate their growth at the expense of their smaller competitors.

Chinese Medical Reimbursement Overview

Historically, most of Chinese healthcare costs have been borne by patients out-of-pocket, which has limited the growth of more expensive pharmaceutical products. However, in recent years the number of people covered by government and private insurance has increased. According to the PRC National Bureau of Statistics, as of December 31, 2008, 317 million people in China were enrolled in the national medical insurance program, representing an increase of 42.1% from December 31, 2007. The PRC government has announced a plan to give every person in China access to basic healthcare by year 2020.

While most insured patients reside in major cities, the government is making an effort to expand insurance coverage beyond the major cities with initiatives such as the rural medical insurance program, that is jointly funded by allocations from the central government, subsidies from local governments, and premiums collected from the farmers who join the system voluntarily. The China Ministry of Health announced plans to rollout the system nationwide in 2008 and have most of the rural residents covered by 2010. We believe the expansion of the rural medical insurance coverage will further increase the sales potential of prescribed drugs.

The Bleeding Control Market

Overview

Bleeding due to trauma, surgery or a bleeding disorder can cause the body not to function properly and can be fatal in certain circumstances. The concept of a hemocoagulant, such as Baquting, in medical practice has gained broad and growing acceptance among the Chinese medical community. We believe that our ability to continue to successfully penetrate our domestic market is positively influenced by the importance of blood in traditional Chinese medicine, decreasing blood supply and the risk of receiving contaminated blood during transfusion.

Traditional Chinese medicine has been widely used in China for thousands of years and is therefore deeply ingrained in Chinese culture. The theory underlying traditional Chinese medicine is that the human body is a dynamic energy system, or Qi, that needs to harmonize and balance the different energies within it. Under this theory, a person becomes ill because his or her body experiences disharmony or an imbalance of energy. Blood and Qi are fundamentally linked in traditional Chinese medicine, as blood carries Qi and provides nutrients for its movement. Losing large amounts of blood causes an overall Qi deficiency, which is believed to contribute to illness. While hemocoagulant products, such as Baquting, are not traditional Chinese medicine products, and prescribing physicians are generally not traditional Chinese medicine prescribing doctors, the overtones of traditional medicine still impact prescribing decisions. Therefore, if a physician can prescribe, or suggest that the patient consider, a drug either during or prior to surgery, for example, that could limit the loss of blood, the patient may choose to agree to receive a hemocoagulant as a result of the influence of traditional Chinese medicine.

The abundance of blood supply has been decreasing in China after the government adopted the Blood Donation Law in 1997 to prohibit the buying and selling of blood and to establish principles and regulations for the safe handling of blood supplies. According to China Economic Information Network, the number of blood centers in China has decreased from over 200 to about 100, and total volume of blood collected decreased from over 4,000 tons in 2004 to less than 3,000 tons in 2007. As a result of the significant shortage of blood supply in China, the government increased the price of human serum albumin, a major blood product, by 40% in September 2007 compared to the price as of January 2007, making it more expensive to receive transfusions. As the population continues to grow, the availability of blood may become even more limited. Given these dynamics and the shortage of supply, physicians seek to find ways to limit the need for blood transfusions.

There have recently been a number of well publicized cases of patients receiving transfusions of contaminated blood in China, which we believe have led to general concerns about the quality of the Chinese blood supply. The risk of blood transfusion contamination is not specific to China alone. While there have been many recent instances of contaminated blood being used in hospitals throughout rural China, in the US alone, there were close to 10,000 cases of HIV that were caused by contaminated blood transfusion. Blood transfusion contamination can also lead to virus infections such as Cytomegalovirus, Hepatitis A, B, C, Human T Lymphotropic Virus I & II, West Nile Virus, as well as parasitic infection such as Babesiosis, Chagas Disease, Lyme Disease, and Malaria. Other risks associated with blood transfusion reactions include allergic reaction, febrile reaction, iron overload, transfusion-related acute lung injury, acute immune hemolytic reaction, delayed hemolytic reaction, and graft-versus-host disease. Given all of these risks and China’s recent highly publicized cases of contamination, doctors, if they have a choice, seek to limit the need for transfusions.

Market Size

According to PICO, there were more than 30 million cases of bleeding incidence that required treatment in China in 2004. The hematological market is ranked fourth, after the anti-infective market, cardiovascular market and cancer market, among all therapeutic markets in China in terms of sales value. The market for bleeding control in China increased to approximately RMB2.0 billion ($291.2 million) in 2008. Hemocoagulases, such as Baquting, increased their market share, by revenue, from approximately 34.3% in 2006 to 49.9% in 2008, and, according to PICO, are forecasted to continue to increase their market share in future years. In addition, PICO forecasts that sales volume of hemocoagulases in China will increase from 14.9 million units in 2007 to 50.0 million units in 2013.

Hemocoagulases are the most prescribed type of treatment for bleeding control in China. According to PICO, the sales volume of hemocoagulase to Chinese hospitals increased from 8.4 million units in 2004 to 24.4 million units in 2008 and reached RMB991 million ($145.2 million) in total sales in 2008. The key market drivers of the bleeding market in China primarily include the aging population and the higher prevalence rate of blood disorder in those over the age of 35 and the expansion of healthcare market among the rural households due to increasing awareness.

Globally, rising cases of surgical procedures and bleeding disorder contribute to the growth of bleeding treatment market. According to PICO, the number of surgical procedures performed in China is estimated to grow from approximately 15 million procedures in 2003 to 19 million in 2008. In comparison, according to the US National Center for Health Statistics, there were approximately 45 million cases of surgery procedures performed in over 5,700 US hospitals during 2005. Blood disorders such as thrombocytopenia, anemia, and hemophilia may also cause bleeding problems.

The Cardiovascular Market

Cardiovascular diseases are disorders of the heart and blood vessels. They refer to a variety of indications and can feature acute or chronic symptoms. An acute cardiovascular disease is typically diagnosed in the hospital setting following a cardiac event. Thrombosis, hypertension, dyslipidemia and diabetes are the most frequently diagnosed cardiovascular diseases.

According to World Health Organization (WHO) estimates, cardiovascular disease was the leading cause of death worldwide, and in 2005 there were about 17.5 million cardiovascular-related deaths, which represented nearly 30% of worldwide mortality. Out of these, 7.6 million people died of heart attacks and 5.7 million people died of strokes. According to the China Statistical Yearbook 2008, cardiovascular disease was ranked second among the top 10 causes of death in urban China in 2006, accounting for approximately 18.0% of the mortality in those areas. Despite advances in pharmacological therapies for cardiovascular diseases, there is an increasing number of global deaths from cardiovascular diseases. By 2015, Frost & Sullivan estimates that more than 20 million people will die from some form of cardiovascular disease every year, with the leading causes being heart attack and stroke.

As the global standards of care are undergoing shifts toward early detection, preventative medicine, non-invasive, evidence-based medicine and personalized treatment in all clinical areas including cardiology, diagnostic imaging is increasingly being used to detect, prevent, and monitor cardiovascular diseases. Stress tests, echocardiography and minimally invasive catheterization procedures are among the most commonly used procedures to diagnose cardiovascular health. In addition, the demand for diagnostic cardiology procedures is expected to increase proportionately with the ageing of the population.

Market Size

China is the largest market in the Asian region for cardiovascular treatments and cardiovascular drugs also have the second largest market share among all the prescription drugs in China. The Chinese cardiovascular market was estimated to be $1.3 billion in 2004, according to Business Insights. The market for cardiac therapies including therapeutics for angina, heart failure, arrhythmia and atrial fibrillation was $220 million in 2004, and the market for anti-thrombotics in particular was $130 million in 2004.

According to Business Insights, the size of the global cardiovascular disorders market was estimated at $143.9 billion in 2007. Anti-thrombotics sales were estimated at $19.2 billion in 2007. Cardiac therapies represented $5.9 billion sales.

The associated large cardiac imaging market is also estimated to show sustained growth. According to Frost & Sullivan, an estimated 47.1 million cardiovascular stress imaging procedures were performed in North America in 2007. Cardiovascular stress imaging volumes are further expected to grow at a CAGR of 7.8 percent to reach a 63.5 million volume in 2011.

Myocardial perfusion imaging is a widely used diagnostic test used for assessing blood flow to the heart during exercise or stress and at rest. More than 8 million MPI procedures were performed in the US in 2004, according to China Pharmaceutical Newspaper, and, in China, MPI is continually gaining a greater acceptance. Approximately 100,000 MPI procedures were estimated to occur in 2006. Adenosine, the stress agent used to facilitate MPI, was estimated to have a potential market of RMB2 billion ($293 million), which will be similar in size to the U.S. sales of $330 million in 2007, assuming the MPI market were fully developed in China. Furthermore, as MPI’s importance in early detection, treatment option, and monitoring of coronary arterial diseases is increasingly recognized, it was recommended to be included in the national medical insurance catalog.

Market Trends

With a progressive increase of lifestyle disease across the globe as countries become more industrialized and people live longer, the number of sufferers from cardiovascular disorders was forecast to increase. The following are some of the important trends of the cardiovascular market:

•	Rapid growth in the prevalence rate of cardiovascular and cerebrovascular diseases in China.

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Combination drugs are increasing in popularity among cardiovascular disorders such as hypertension and dyslipidemia. Given the chronic nature of these diseases and the increased co-morbidities associated with these diseases, combination drugs provide patients with an increased convenience through the reduction of pill burden, thus further increasing compliance.

•	There was an observed increase in the number of potential treatments being developed for the treatment of acute coronary syndrome and associated diseases.

Our Product Portfolio

Our principal products target large markets with growing medical needs in bleeding control as well as hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. We are currently focused on expanding the indication for our marketed products, developing next generation, enhanced versions of our marketed products, and bringing novel therapeutics to market.

The table below summarizes the development status of our principal products, product under exclusive distributorship and product candidates:

Phases I, II and III described in the table above are comparable to the similar phases of clinical trials involved in obtaining marketing approval from the U.S. Food and Drug Administration. Under the Administrative Measures on the Registration of Pharmaceutical Products promulgated by the SFDA, the three phases refer to:

“Phase I”: Preliminary evaluation of safety.

“Phase II”: Evaluation of safety, dosing and efficacy.

“Phase III”: Larger scale evaluation of safety and efficacy.

“Pre-launch”: Awaiting final SFDA approval.

Our Hematological Products and Product Candidates

Baquting ( ®)

Baquting is our flagship hemocoagulase product. Baquting contains the proteolytic enzyme batroxobin, which is derived from the venom of the pit viper Bothrops atrox. Batroxobin’s main function is to cleave and activate a protein called fibrinogen, and is similar in structure and function to thrombin, an endogenous human enzyme that plays a key role in the blood coagulation pathway. Baquting also contains trace amounts of a blood clotting activating factor FXA, a metalloprotease that promotes the conversion of factor X to factor Xa, which is another essential step in the coagulation pathway. We receive the venom from our South American supplier in the form of a freeze-dried powder that contains a cocktail of over 20 different active proteins and peptides, which we then purify to extract batroxobin and FXA. Batroxobin and FXA promote the blood coagulation process, and a drug containing both is more effective than either agent acting alone to reduce and stop bleeding.

Batroxobin belongs to a class of proteins known as snake venom thrombin-like enzymes and as such promotes the conversion of fibrinogen to fibrin monomer, a key step in the coagulation cascade. These effects ultimately lead to the adhesion of platelets and the formation of an interlacing fibrin monomer network. This adhesion of platelets establishes the coagulation of blood to stop bleeding. Importantly, Baquting only catalyzes the conversion of fibrinogen to fibrin in the damaged areas of blood vessels and does not promote coagulation in healthy blood vessels and therefore can be safely administered systemically.

Baquting is clinically proven to reduce and stop bleeding in various medical settings, including, but not limited to, bleeding control and bleeding disorders. It is widely used in China in the surgical setting, internal medicine, gynecology and obstetrics, ophthalmology, otorhinolaryngology and stomatology. In surgery, it is also often administered as a pre-operative prophylactic to prevent or reduce bleeding during or after an operation.

We developed Baquting in-house and were the first Chinese biopharmaceutical company to obtain regulatory approval for and introduce a form of injectable hemocoagulase into our domestic market. In August 2001, we received the Certificate of Chinese Chemical New Drug and the production permit for Baquting. In November 2001, we launched Baquting in the Chinese market. We originally sold Baquting in a 1 unit/vial formulation, and, in 2006, we launched two additional dosages, 0.5 unit/vial and 2 units/vial. We believe we are the first hemocoagulase manufacturer in the world to offer three distinct dosages, which provides physicians greater flexibility in prescribing the product to suit diverse patient profiles or clinical and surgical settings. We have filed a patent application in China relating to the composition of matter of Baquting. Baquting is also included as one of the hemocoagulases on the national medical insurance catalog in China, which we believe increases both its affordability for patients who have access to medical insurance and the likelihood of its prescription by physicians. In 2006, 2007 and 2008, we sold 4.2 million, 6.3 million and 9.7 million units of Baquting, respectively. In the nine months ended September 30, 2008 and 2009, we sold 6.8 million and 9.1 million units of Baquting, respectively. According to the China Pharmaceutical Association, Baquting was the leading hemocoagulase in China with an approximately 38% market share in 2007 based on volume and maintained this market share by volume in 2008.

Baquting can be administered systemically and locally. For systemic administration, Baquting may be injected intramuscularly or intravenously. Baquting is also approved by the SFDA to be administered locally in five ways, depending upon the indication:

•	applying Baquting with absorbent gauze on wounds to stop bleeding;

•	spraying Baquting directly to the bleeding intracavitary areas with the aid of a gastroscope, bronchoscope or other similar telescopes;

•	applying Baquting locally to exposed wounds;

•	diffusing or injecting Baquting through intracavitary tubes placed in the chest, abdomen or pelvis; and

•	injecting Baquting through gastrojejunal tubes or orally taking Baquting to treat upper gastrointestinal bleeding.

In 2000, we completed a prospective, randomized, double-blind, controlled, parallel-group, multicenter Phase III clinical trial with Baquting in 217 patients undergoing surgery. This trial compared the safety and efficacy of our product to those of Reptilase, an approved batroxobin product manufactured by Solco Basel, and Mannitol, which served as the placebo. In this trial, 97 patients received Baquting, 60 patients received Reptilase and 60 patients received Mannitol. Patients were treated with either Baquting, Reptilase or Mannitol twice, one time 16 to 18 hours before the surgery and another time thirty minutes before the surgery. The primary endpoints in the trial, including bleeding time, blood loss and blood loss per unit area, are illustrated in the following table:

Product	Number of patients	Dosage	Bleeding time (s)	Blood loss (g)	Blood loss per unit area (g/cm2)
Baquting	97	1 unit/vial × 2	125.6±46.9	9.6±2.8	0.2±0.12
Reptilase	60	1 unit/vial × 2	118.9±40.8	10.0±6.0	0.2±0.15
Placebo	60	30 mg/vial × 2	159.2±39.2	12.5±5.4	0.29±0.16

The data demonstrated that Baquting and Reptilase had comparable bleeding time and blood loss per unit area, and Baquting outperformed the placebo in reducing bleeding time (p=0.0011) and decreasing blood loss per unit area (p=0.0016). The p value is the probability of obtaining a result at least as extreme as the one that was actually observed. A p value of less than 0.05 indicates that the two sets of data have a statistically significant difference. This trial also demonstrated that the occurrence of adverse reactions to Baquting, primarily allergic reactions, was low. The product’s positive safety profile confirms that Baquting does not promote blood coagulation in healthy blood vessels, the risk of blood clots from systemic administration of Baquting to the whole body is minimal.

After we launched Baquting in 2001, independent studies in various specialty fields such as oncology, gastrointestinal endoscopy, extracorporeal circulation and plastic surgery in 70 hospitals in China involved targeted clinical trials with Baquting to observe its utility, dosage, safety and efficacy in accordance with their respective clinical needs in different clinical settings. Over 60 articles have been published in connection with these clinical trials, which further validate the expanded uses and growing adoption of Baquting.

To maintain and enhance Baquting’s market leadership, we are dedicated to improving product quality and hemocoagulase production technology and to this end we are engaged in researching product modifications and enhancements. We are utilizing an FXA quantitative measurement technology that is designed to promote the bioactivity and clinical reliability of Baquting.

We believe our marketing efforts have established Baquting as a well-recognized domestic brand that has an established reputation for quality and efficacy in China. We endeavor to enhance physicians’ and hospital administrators’ knowledge of the therapeutic benefits of Baquting by using our in-house and third-party clinical study results, organizing academic seminars and conferences, and sponsoring clinical trials and testing of Baquting’s efficacy in bleeding treatment. Currently our Baquting products are primarily sold to Class 3 and Class 2 hospitals, the larger, more advanced hospitals, in big- and mid-sized cities in China.

Agkistrodon Acutus Hemocoagulase

In order to maintain our competitive advantage in the hemocoagulase market, we are developing a new type of hemocoagulase that is extracted and purified from the venom of Agkistrodon acutus snakes, which are indigenous to China. Similar to Baquting based on the Bothrops atrox venom, Agkistrodon acutus hemocoagulase catalyzes fibrinogen locally in damaged blood vessels without activating the blood clotting factors in healthy blood vessels. Agkistrodon acutus snakes are prevalent in several regions in China including Guangxi, Fujian and Yunnan. We believe the domestic supplies of Agkistrodon acutus venom would make the production costs of Agkistrodon acutus hemocoagulase lower than those of Baquting and allow us to maintain our competitive position in the hemocoagulase market.

We co-developed the Agkistrodon acutus hemocoagulase with the Chinese Science Academy Kunming Animal Research Institute. We completed a randomized and open-label Phase I clinical trial to test the safety of this new product in 78 healthy males. Twenty-eight subjects were administered a single-dose of Agkistrodon acutus hemocoagulase, twenty subjects were administered multiple doses and thirty subjects were involved in pharmacokinetic trials. The primary endpoints were the sustainability and safety and the rate of absorption, distribution, metabolism and excretion of this new product. These results, combined with the data from our preclinical studies, have demonstrated that this hemocoagulase was well tolerated and highlight its potential as a next generation hemocoagulase. We hold two PRC patents relating to the process technology for Agkistrodon acutus hemocoagulase that will expire in 2021. We have received SFDA approval for Phase II and Phase III clinical trials. We expect to commence Phase II clinical trials by the end of 2009. We intend to leverage our current sales and marketing network for Baquting in promoting this new product if approved.

Lanthanum Polystyrene Sulfonate

We are developing a lanthanum polystyrene sulfonate product candidate for the treatment of hyperphosphatemia. Hyperphosphatemia is the presence of abnormally elevated levels of phosphate in the blood. Hyperphosphatemia occurs in at least 70% of patients with renal insufficiency or acute or chronic renal failure and may lead to hyperparathyroidism, the overactivity of the parathyroid glands resulting in excess production of parathyroid hormone and abnormal metabolic activity, and a variety of other cardiovascular complications that could be life-threatening.

We believe that, when administered orally, lanthanum polystyrene sulfonate releases lanthanum ions in the gastrointestinal tract that combine with phosphate ions from food to form an insoluble, non-poisonous complex that can not be absorbed by the human body and is discharged in fecal matter. As a result, we believe this compound may have the potential to reduce the phosphate level in the blood and improve the health condition of patients with chronic renal failure and reduce the frequency of their dialysis treatments. Our lanthanum polystyrene sulfonate product candidate contains a new compound derived from resin that can be easily combined with phosphate without relying on a high pH environment and can therefore remove phosphates from various segments of gastrointestinal tracts.

We hold a patent for our lanthanum polystyrene sulfonate product candidate in China. We have completed preclinical toxicity research and pharmacodynamics studies that demonstrate the potential efficacy and safety of lanthanum polystyrene sulfonate. We are continuing to conduct long-term toxicity research and other preclinical research of our lanthanum polystyrene sulfonate product candidate.

Our Cardiovascular Products and Product Candidates

Adenosine

Aiduo and Aiwen are the first adenosine products manufactured in China. Aiduo and Aiwen consist of the same compound, but are administered at different dosages. Aiduo ( ®), our cardiovascular stress imaging agent, is administered at 30ml/90mg per dose, and Aiwen ( ®), our product used in the diagnosis and treatment of PSVT, is administered at 2ml/6mg per dose. We are also developing an adenosine product for myocardial protection.

We entered into agreements to acquire Aiduo and Aiwen from two third parties, Shenyang Guangda and Shenyang Wanjia, in 2004. Aiduo and Aiwen are currently manufactured by Shenyang Guangda, and we have been the exclusive distributor and marketer of Aiduo and Aiwen in China since 2005. In order to complete the acquisition and to commence production of Aiduo and Aiwen at our Shenyang facility, we require approval from the SFDA for the transfer of the production permit for these drugs from Shenyang Guangda to us and GMP certification for our Shenyang facility. We submitted our application for the SFDA approval in July 2008. If the SFDA approval and the GMP certification are delayed or not granted at all, we will have to continue to be the exclusive distributor and marketer of Aiduo and Aiwen that are manufactured by Shenyang Guangda.

Aiduo ( ®)

Aiduo is an injectable coronary vasodilator that is approved for use in China as a diagnostic agent in connection with MPI stress tests. Such tests are routinely performed in a nuclear cardiology suite to diagnose coronary arterial diseases. Aiduo dilates blood vessels by activating the A2 receptor, which binds to adenosine, relaxing smooth muscles, thereby adjusting sympathetic nerve transmission and reducing blood vessel tension.

When used in MPI stress tests, adenosine significantly increases the blood flow in the healthy coronary arteries while the blood flow within the narrow segments of the coronary arteries increases insignificantly or remains the same, which changes the patterns of myocardial blood flow. A radio labeled imaging agent co-injected during cardiac imaging can therefore more effectively demonstrate the locations, scopes and levels of stenosis areas and helps the diagnosis of coronary artery disease. Adenosine is one of the only two stress agents approved by the U.S. FDA and is also recommended in Guidelines for the Clinical Use of Cardiac Radionuclide Imaging released by the committee comprising the American College of Cardiology, the American Heart Association and the American Society of Nuclear Cardiology (the ACC/AHA/ASNC committee) in 2003. Since 2004, the use of adenosine in MPI stress tests has gained increasing acceptance in the global medical community. The Guidelines for Chronic Stable Angina Diagnosis and Treatment provided by the China Medical Association, which set forth protocol procedures to physicians, described the use of adenosine in MPI stress tests as useful and effective.

Chinese drug registration laws provided Shenyang Guangda with administrative protection for the manufacture of Aiduo as a diagnostic agent in connection with MPI stress tests in China until 2007. Administrative protection in China prevents other companies from manufacturing, importing or selling a similar drug for the same indication, unless they have received approval for the clinical trials of similar drugs prior to the commencement of the protection period. We are not aware of any other adenosine product in development in China. We believe that, given the time necessary to obtain a drug registration, Aiduo will continue to be the only adenosine product approved for use as a diagnostic agent in connection with MPI stress tests in the near term. We began sales and marketing activities for Aiduo in January 2005 and sold 6,207, 13,579,

25,550 and 19,400 units in 2006, 2007, 2008 and the nine months ended September 30, 2009, respectively.

In 2000 and 2004, randomized, placebo-controlled, open-label multicenter clinical trials with Aiduo were conducted in 60 and 89 patients with suspected coronary arterial diseases to test the efficacy of our product in echo stress tests and MPI stress tests, respectively. In these two clinical trials, patients received Aiduo for six minutes. The endpoint was the sensitivity and specificity in the diagnosis of coronary artery disease. Our clinical trial demonstrated that our Aiduo-induced stress tests had good sensitivity and specificity.

Our marketing efforts for Aiduo products focus on its application in MPI stress tests and include promoting the drafting and application of Chinese Nuclear Cardiology Guidelines and encouraging physicians to test the performance of Aiduo based on clinical observation. To promote adenosine as the first-choice stress-test agent in China, we also provided our Aiduo products to a research project on the use of image analysis for the diagnosis and treatment of coronary artery disease as part of the state-sponsored National Eleventh Five-year Plan.

Aiwen ( ®)

Aiwen is an intravenous anti-arrhythmic agent approved in China for the diagnosis and treatment of PSVT. Aiwen slows the conduction of electrical impulses in the heart and helps the heart to beat regularly during supraventricular tachycardia, a type of heart rhythm disorder, or a heart attack. While the Chinese market for Aiwen is still relatively underdeveloped, an example of the potential for Aiwen is that adenosine was designated as the drug of first choice to treat PSVT in the Guidelines for the Management of Patients with Supraventricular Arrhythmias released by the ACC/AHA/ESC committee in 2003.

In 2000, a third party completed a randomized, controlled and multicenter clinical trial with Aiwen in 122 patients with PSVT to test the safety and efficacy of our product in treating PSVT. In this trial, 60 patients received Aiwen and 62 patients received Verapamil, a standard medicine administered by injection for treating PSVT. Patients were treated with Aiwen and Verapamil for three times with a different dosage each time within 1 or 2 minutes after each administration. The data demonstrated that patients treated with Aiwen experienced significantly shorter recovery time and had a better recovery rate compared to patients treated with Verapamil. There were 18 cases of minor adverse reactions relating to Aiwen treatment but patients recovered within one minute without discontinuing treatment.

Adenosine for Myocardial Protection

We are also developing adenosine as a myocardial protection agent in various cardiovascular-related clinical settings. We believe adenosine may be useful as a myocardial protection agent due to its ability to attenuate or prevent post-ischemic myocardial damage that occurs as a result of acute myocardial infarction, or a heart attack, and during and after heart surgery. When administered, adenosine quickly enters into the ischemic areas through the arteries, dilates the microvessel, increases blood flow in the coronary artery and protects the vascular endothelium, the layer of cells that line the interior surface of blood vessels. According to scientific literature, adenosine can effectively mitigate reperfusion injury, damage to tissue caused when blood supply returns to the area after a period of ischemia, or inadequate blood supply.

We have completed preclinical studies of adenosine for such application. We plan to apply to the SFDA for commencement of clinical trials of adenosine for myocardial protection after the transfer of the production permit for Aiduo and Aiwen from Shenyang Guangda to us is approved by the SFDA. We intend to apply for Class A new medicine status for this new indication and in April 2006 we filed a PRC patent application related to this product.

Kaitong ( )

Kaitong is an intravenous injectable lipid emulsion of alprostadil for treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis. Alprostadil has been shown to dilate blood vessels, inhibit platelet aggregation, increase pulmonary blood flow, promote vasodilation and stimulate intestinal and uterine smooth muscle contraction. The total sales of alprostadil products in China was approximately RMB700 million ($102.5 million) in 2007. PICO estimates that this market may exceed RMB1.3 billion ($190.4 million) in 2011, representing a CAGR of 16.0%. Kaitong’s lipid emulsion provides it with a series of advantageous characteristics, such as specificity for the narrow segments of blood vessels, lower effective dosage and decreased side effects. It has been approved in China for (i) limb ulceration caused by chronic artery occlusion such as thromboangiitis obliterans and arteriosclerosis obliterans, pain caused by microcirculation disorders, and other cardiocerebral microcirculation disorders, (ii) use as an anti-thrombotic agent after organ transplants, and (iii) ductal-dependent congenital heart disease in the newborns, to prevent premature closure of the ductus arteriosus until surgical correction is possible.

In December 2008, we entered into an exclusive distribution agreement with Jilin Yuhua, amended in June 2009, under which we have the rights to exclusively market and distribute Kaitong in China with the exception of Jilin and Heilongjiang Provinces. Under this distribution agreement, Jilin Yuhua will sell Kaitong to us at a fixed wholesale price below the price at which we will sell Kaitong to our distributor customers. We do not pay Jilin Yuhua any royalties for Kaitong and instead paid a RMB16 million upfront fee to Jilin Yuhua which was fully paid by August 31, 2009. This agreement will become effective upon the earlier of 12 months after the date of the agreement and the first delivery of Kaitong by Jilin Yuhua. The term of this agreement is 10 years after it becomes effective and we have a priority right to renew this agreement upon the expiration of this agreement. Jilin Yuhua is in the process of obtaining a production permit for Kaitong to allow it to manufacture this product at its GMP-certified new facilities in Changchun, Jilin Province. If the production permit for Kaitong is delayed or not granted at all, Jilin Yuhua will not be able to commence its production and we will not be able to launch this product in the market.

Dipyridamole Aspirin Sustained Release Capsules

We are developing dipyridamole aspirin capsules in a sustained release formulation for the prevention of strokes in patients who have previously suffered a stroke. Dipyridamole and aspirin are two different antiplatelet agents that, when used together, have been clinically demonstrated to be more effective than either agent alone in the secondary prevention of strokes.

Aspirin is an antiplatelet agent that inhibits platelet aggregation and controls active substance release in blood vessels. Dipyridamole inhibits platelet aggregation, dilates coronary vessels, significantly increases coronary blood flow and increases myocardial oxygen supply. Both drugs can inhibit platelet function and blood clot formation at different stages and can achieve better results in the secondary prevention of stroke when used together. The clinical efficacy of this product was demonstrated by the data from ESPS 2, the largest stroke prevention trial to date. This clinical study was conducted with Aggrenox, an over-the-counter dipyridamole aspirin drug that is manufactured and sold in Europe by Boehringer-Ingelheim, a

German pharmaceutical company. The ESPS 2 data demonstrated that a low dose aspirin combined with an extended release dipyridamole prevented twice as many strokes as aspirin alone and also reduced the risk of stroke in patients with high blood pressure and heart disease.

In May 2007, we completed the required bioequivalence clinical trials of our dipyridamole aspirin sustained release capsules in a double-blind, double-cycle, double crossover, controlled study in 22 stroke patients. The controlled drug we used was Aggrenox which contains the same active ingredients. Our clinical trials show that both medicines are bioequivalent and there were no significant differences between the two.

We submitted our bioequivalence clinical trial data to the SFDA in December 2007 and we received an SFDA request in June 2009 for supplementary research data. We are in the process of compiling these data. We expect to receive the SFDA approval for manufacturing and marketing this product and launch it in the market in 2010.

Our Other Products

In addition to Baquting, Aiduo and Aiwen, we also manufacture and sell the following 11 medicines:

Medicine	Indication
Salbutamol Aerosol	Asthma and chronic obstructive pulmonary disease

Erythromycin Ethylsuccinate Tablets	Infections caused by gram-positive bacteria

Metformin Hydrochloride Tablets	Type 2 diabetes

Ribavirin Spray	Influenza

“Kanglai Baby” Pediatric Paracetamol, Artificial Cow-bezoar and Chlorphenamine Maleate Granules	Cold symptoms of children and infants, such as fever, headache and nasal congestion

Isoprenaline Hydrochloride Aerosol	Asthma and complications

Asarone for Injection	Asthma

Clemastine Fumarate Tablets	Allergic rhinitis and urticaria

Gavlacon Tablets	Pain and heartburn caused by acid reflex and chronic gastric disease

Lidocaine and Chlorhexine Acetate Aerosol	Cuts, abrasions, soft tissue injuries, mosquito or insect bites, miliaria, pruritus, burns and sunburns

Shengxue Tablets	Anemia

Three of these products, salbutamol aerosol, erythromycin ethylsuccinate tablets and metformin hydrochloride tablets, have been included in the PRC National Essential Drugs List published in August 2009. Baquting and six of these products, including salbutamol aerosol, erythromycin ethylsuccinate tablets, metformin hydrochloride tablets, Ribavirin spray, isoprenaline hydrochloride aerosol and asarone for injection, are subject to price controls imposed by the NDRC and provincial price control authorities.

International Collaboration

In July 2009, we entered into a joint venture with QRxPharma Limited, a publicly listed biopharmaceutical company in Australia. QRxPharma has spun off its snake venom-related products to a new subsidiary, Venomics Pty Ltd. (VPL). We have invested $500,000 for a 10% interest in VPL through our subsidiary, Surplus International. VPL will in turn form a joint venture company, Venomics Hong Kong Limited (VHK), in Hong Kong with our VIE, Nuokang Distribution, to develop and commercialize QRxPharma’s two bleeding control product candidates in China. Under the terms of the share subscription agreement relating to VHK, we invested $5.0 million in October 2009 for a 93% interest in VHK, and in exchange for a 7% interest, VPL granted VHK a royalty-free exclusive license to commercialize Textilinin, an antifibrinolytic agent, and Haempatch, a potent pro-coagulant, in China.

Textilinin is a novel recombinant peptide that inhibits plasmin, a key enzyme in the fibrinolytic pathway, and has potential to reduce blood loss during major surgeries. In pre- clinical testing, Textilinin has compared favorably with other antifibrinolytic products such as Trasylol (aprotinin), a product used to reduce peri-operative blood loss in patients undergoing coronary artery bypass graft surgery.

Haempatch is a novel prothrombin activating protease, with properties similar to the FXA clotting factor. It is effective in clotting blood and stopping blood flow (haemostasis) and has compared favorably to thrombin in pre-clinical testing. Both Haempatch and the native form of Textilinin were originally isolated from the venom of the Australian Common Brown snake (Pseudonaja textilis) by researchers at the University of Queensland. QRxPharma and the University of Queensland had collaborated to develop Textilinin and Haempatch and screen Australian snake venoms for therapeutic leads.

Textilinin and Haempatch have not yet been approved for production and sale in any jurisdiction, pending the completion of clinical trials. The $5.0 million investment we made under the VHK share subscription agreement will fund the clinical trials for these product candidates in China, regardless of whether we are able to obtain regulatory approvals for their production and sale. We are not contractually committed to make any investment beyond this $5.0 million.

Sales and Marketing

We maintain our sales and marketing force in all of the 31 provinces and municipalities in China. As of September 30, 2009, our sales force consisted of 24 direct sales offices with 302 sales personnel, complemented by 16 marketing agents with over 200 sales personnel. We allocate our direct sales offices and marketing agents according to geographic areas and in certain regions such as Shanghai and Jiangsu Province with more significant market demand for our products, we maintain multiple direct sales offices. We review and improve the geographical allocation among our direct sales offices and marketing agents in response to respective market conditions and customer feedback.

Both direct sales teams and marketing agents market our principal products to physicians and hospital administrators using a physician-targeted marketing model, focusing on promoting the differentiating clinical aspects of our products. Our direct sales teams focus on raising our brand awareness and recognition by organizing academic seminars and conferences, sponsoring clinical trials and testing of our products by physicians, providing academic consulting services and developing collaborative clinical solutions. Our marketing agents focus on effective market coverage and penetration to meet rapidly growing demand for our products in their respective regions. The key management members of our current sales team have an average of over eight years of sales experience in the pharmaceutical industry. We provide in-house education and training to our sales force to improve their sales skills and efficiency and to ensure they provide our current and prospective clients with comprehensive information about our products. We employ centralized information technology to integrate market information from various sources into a unified system to increase the efficiency and effectiveness of our market data collection and analysis. Our performance-linked compensation structure and career-oriented training are key drivers that motivate our sales employees.

We select our marketing agents based on their reputation, market coverage, sales experience and the size of their sales force. We do not have an exclusive agency arrangement with any of our marketing agents though we believe that our marketing agents do not market competing brands. Before September 2006, we primarily relied on the joint sales and marketing efforts of our direct sales offices and marketing agents to promote our flagship product Baquting. In September 2006, we changed our sales and marketing strategy and delineated our marketing efforts into geographic regions, each covered exclusively by either our direct sales offices or third-party marketing agents.

We have established a highly integrated and well-organized sales and marketing system with five teams to manage and control our national sales and marketing activities:

•

Our marketing team is responsible for developing the sales strategies and marketing plans, which are then approved by the senior management. The marketing team also provides technical support to the sales force.

•	Our sales management team collects and analyzes the latest market information in support of sales and develops strategies and marketing plans.

•	Our sales team executes the sales and marketing strategies.

•	Our agent management team focuses on the identification of new regional marketing agents and the management of existing marketing agents.

•	Our commerce team manages inventory, establishes policies relating to payment collection, receivables and other sales and distribution activities and provides pricing in regional bidding processes.

We have established strong relationships with physicians, hospital administrators and leading experts in the hematological and cardiovascular fields. We maintain a specialist network of approximately 100 national key opinion leaders and physicians associated with national academic institutions or organizations such as the China Medical Association, China Physician Association and China Pharmaceutical Association, and provincial-level expert physicians and pharmacists in the surgery, anesthesiology, urology, neurosurgery and gastroenterology fields. Over 100 peer-reviewed academic articles have been published by recognized academic magazines or periodicals regarding the usage of our principal products. We believe our relationships with these physicians, hospital administrators and experts raise our profile, enhances awareness of our products among patients and in the medical community, provide us with valuable clinical data to improve our products and keep us abreast of industry trends and developments, all of which in turn helps us market and sell our products.

Provincial and municipal government agencies in China operate a mandatory tender process for purchases of medicines by hospitals included in provincial medicine catalogs. The tender requirement was first introduced in 2004 and has since been implemented across China. We believe effective sales and marketing efforts in promoting our products to physicians and hospitals are critical in the success of our products in the tender process. Our patents also provide our products with significant competitive advantages in the tender process in terms of pricing and success rates.

We maintain strict anti-corruption policies among our direct sales offices and distributors in our sales and marketing activities and we believe we will therefore be less affected by the increasingly stringent anti-corruption measures taken by the PRC government to correct corruptive practices in the pharmaceutical industry.

Distribution and Customers

Substantially all of our sales are made to pharmaceutical distributors, which in turn sell our products primarily to hospitals and other healthcare institutions in China. Currently our distribution network includes approximately 200 distributors. Our hospital coverage in China has increased from 778 hospitals in 2003 to over 2,400 hospitals as of September 30, 2009, including 80% of the Class 3A hospitals in major cities.

The tables below set forth the aggregate sales to our top five distributors, expressed in RMB and as a percentage of our total sales, for the periods indicated.

	Nine Months Ended September 30, 2009
Sales to Top Five Distributors	Sales revenue	Sales revenue
	(RMB in thousands)	(% of total sales)
Liaoning Pacific Medicine Co., Ltd.	65,600	28.0%
Beijing Xidan Medicine Co., Ltd.	14,696	6.3%
Sinopharm Medicine Holdings Co., Ltd.	7,928	3.4%
Chongqing Medicine Co., Ltd.	7,292	3.1%
Zhejiang Cifutang Medicine Co., Ltd.	6,412	2.7%

Total	101,928	43.5%

Our distributors do not sell our products on an exclusive basis. We typically enter into an annual distribution agreement with each distributor which provides general terms for the distribution arrangement, such as the designated sales area, place and method for delivery, targets for annual sales volume and receivable collection. Under our standard distribution agreement, a distributor cannot sell our products outside the designated geographical area without first obtaining our written consent. The term of a distribution agreement is typically for one year, reflecting the prevailing pricing arrangement under the local competitive bidding process.

Research and Development

As of September 30, 2009, our research and development team consisted of 44 research personnel and medical professionals. Our research and development personnel comprises medical and biopharmaceutical professionals, many of whom have experience in healthcare and biotechnological research, including experience working in research institutions and hospitals and in proceeding through the SFDA drug approval process. Our research and development management committee oversees our research and development activities and consists of senior management members, company scientists and senior scientific advisors with extensive academic and industry experiences in the healthcare and biotechnology research fields.

Currently we conduct our research and development activities in our facilities in Shenyang and Penglai, where we have the full spectrum of in-house research and development capabilities, from drug discovery to regulatory approval. Our research and development facility in Shenyang has six laboratories, including a protein extraction and analysis lab, a compound process lab, a biological engineering lab, an analysis lab, a polypeptide pharmaceutical lab and a clinical research lab. Our research and development facility in Penglai has two laboratories, including a pharmaceutical formulation lab and a pilot-scale lab. Our research and development facilities are equipped with modern branded equipment.

To date, our primary sources of new clinical products have been our research and development activities, including engaging in research and innovation of our key existing technologies, leveraging our key technologies in support of enhanced quality, expanded indications and clinical development of our existing products, and the acquisition and commercialization of new technologies and products from third parties through acquisitions and partnerships. Our research and development team has experience identifying, developing and commercializing product development candidates at various stages of development with commercial potential in our core therapeutic areas.

Our research and development team also maintains cooperative relationship and collaborates closely with domestic and international research institutions, laboratories and universities on new drug development. We believe by complementing our internal research and development efforts with a disciplined strategy of entering into collaborative relationships, we can further build a pipeline of diversified pharmaceuticals to drive sustainable revenue growth. We are in the process of collaborating with certain leading research laboratories in building an international, advanced research center to achieve technology breakthroughs. We are carrying out several major research projects in hematological and cardiovascular areas that were sponsored by provincial and municipal health departments and we also serve as a post-doctoral scientific research station designated by relevant local authorities in Shenyang, China. Our research and development expenses were RMB6.1 million, RMB8.0 million, RMB5.6 million ($0.8 million) and RMB6.4 million ($0.9 million) in 2006, 2007, 2008 and the nine months ended September 30, 2009, respectively, representing 5.0%, 5.4%, 2.5% and 3.2% of our net revenue in those respective periods.

Intellectual Property

We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third-party confidentiality agreements to protect our intellectual property. As of September 30, 2009, we owned six invention patents and one design patent registered in the PRC and had five pending patent applications in China and one international patent application pending. In China, patents relating to pharmaceutical inventions are effective for 20 years from the initial date the patent application is filed. Our design patent relates to the packaging box design of Baquting and will expire in July 2016. We do not own any foreign patents.

The following chart lists the invention patents that we own, the product or product candidate the patents relate to and their respective expiration dates:

Name of Patents	Products or Product Candidates	Expiration Dates
Hemocoagulase of Agkistrodon Acutus and its preparative methods	Agkistrodon Acutus hemocoagulase	April 2021
A type of hemocoagulase of Agkistrodon Acutus and its preparative methods	Agkistrodon Acutus hemocoagulase	April 2021
A type of haemostatic compound prepared from snake venom	Baquting	September 2025
A type of medication for the treatment of hyperphosphatemia and its preparative method	Lanthanum polystyrene sulfonate	March 2026
Genetic engineering batroxobin with targeted mutation and its use	Baquting	September 2025
Compound drugs for treating various disease related to the heart blood	Aiduo	September 2025

In addition, we own 27 registered trademarks in China such as (Baquting), (Aiduo) and (Aiwen) in connection with our marketed products with expiration dates ranging from 2012 to 2019. On November 15, 2007, we received an objection raised by Beijing Shunxin Agriculture Co., Ltd. (Beijing Shunxin), a company established in the PRC, claiming that our trademark “Shunxin” under registration with the trademark office imitated one of Beijing Shunxin’s trademarks used in a similar product. We filed our response with the Trademark Office on December 13, 2007 and are currently awaiting arbitration. We believe that Beijing Shunxin’s objections are without merit and we intend to defend ourselves vigorously. However, litigation is inherently uncertain and an unfavorable resolution of the claim could impact our business and results of operations.

We also rely on trade secrets, proprietary know-how and continuing technological innovation to develop and maintain a competitive position in our product areas. We generally require our employees, consultants and advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except under specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. The development of our technology and many of our processes are dependent upon the knowledge, experience and skills of key scientific and technical personnel. Further, as a matter of company policy, all key scientific and technical employees have entered into agreements that generally require disclosure and assignment to us of ideas, developments, discoveries and inventions made by them.

Manufacturing

Our Penglai-based manufacturing operations consist of bulk manufacturing, and formulation, fill, and finish activities that produce products and product candidates for both clinical and commercial purposes. All of the eight production lines at our 11,000-square-meter Penglai facility are certified in accordance with current GMP, and our GMP certificate is valid. Three of these eight production lines are active pharmaceutical ingredient production lines while the other five are finished product production lines. We have recently expanded the production capacity of our freeze-dried powder production line at our Penglai facility by installing additional equipment and ancillary facilities. The expanded production line was GMP-certified in November 2009. As part of our overall strategy to increase our manufacturing capacity, in February 2008, we completed the construction of a 24,000-square-meter integrated facility in Shenyang, China with three additional production lines, including two formulation production lines for injectables and one active pharmaceutical ingredient production line, a new research and development center and a warehouse. We are currently awaiting GMP certification from the SFDA with regard to these three production lines. The new research and development center and warehouse are in operation and the GMP certification for these three production lines is pending.

We generally produce our products based on our sales plans and reasonable order forecasts. Raw materials and supplies are generally available from various suppliers in quantities adequate to meet our needs. We have not experienced any disruptions in the supply of these raw materials in the past. If any one of these supply arrangements or agreements is terminated or the ability of any one of these suppliers to perform under our agreements were to be materially adversely affected, we believe that we will be able to locate, qualify and enter into an agreement with a new supplier on a timely basis. We maintain long-term relationships with most of our suppliers and place orders from these suppliers from time to time on an as-needed basis. We expect that our existing manufacturing facilities and outside sources will allow us to meet near-term manufacturing needs for our commercial products and other products that are in clinical trials.

Quality Control and Assurance

We have our own independent quality control system and devote significant attention to quality control for the designing, manufacturing and testing of our products. We have established a strict quality control system in accordance with SFDA regulations. Our laboratories fully comply with the Chinese GMP guidelines and are staffed with highly educated and skilled technicians to ensure quality of all batches of product release. We monitor in real time our operations throughout the entire production process, from inspection of raw and auxiliary materials, manufacture, delivery of finished products, clinical testing at hospitals, to ethical sales tactics. Our quality assurance team is also responsible for ensuring that we are in compliance with all applicable regulations, standards and internal policies. Our senior management team is actively involved in setting quality policies and managing internal and external quality performance.

Raw Materials

Raw materials for the manufacturing of Baquting primarily comprise the venom of Bothrops atrox snakes. We implemented manufacturing technology upgrades for Baquting in August 2006. The technology upgrades enabled us to purify and extract batroxobin from the venom of Bothrops atrox snakes in-house and purchase the venom from the supplier in Brazil instead of purchasing the partially purified venom from third-party suppliers in China, which significantly lowered our costs of raw materials. We currently purchase all of our Bothrops atrox venom requirements from a snake farm located in Brazil through an intermediary trading company. We entered into a supply contract with Centro De Extracão De Toxinas Animais with basic supply terms such as volumes and prices, shipment schedules, quality guarantees and defaults and claims. The unit prices were fixed in the contract, subject to annual adjustments caused by currency rate fluctuations, changes in production costs, environmental law changes and changes in government taxes and availability of the product. We have to meet minimum annual purchase volumes over the term of the contract and are required to purchase at least $384,000, $354,000 and $236,000 worth of Bothrops atrox venom from Centro De Extracão De Toxinas

Animais in 2009, 2010 and the first eight months of 2011, respectively. The penalty for failure, by either party, to meet the minimum quantity would be payment of 50% of the total shortfall, calculated from an average unit price based off our previous invoices. We agreed to make full payments in advance under the contract. This supply contract runs for three years from August 2008 and is subject to automatic renewal. Our fixed venom supply arrangement guarantees the consistent quality of venom. Our unique extraction and purification technology and large-scale production allow us to extract batroxobin of reliable quality from the venom.

Other raw materials that we use in production such as vessels, bottles, caps and other packing materials are readily available in China at reasonable costs.

Certificates and Permits

Our Penglai facility received the pharmaceutical manufacturing permit from the local SFDA in June 2002, which was renewed in January 2006 and will expire in December 2010. Our Shenyang facility received the pharmaceutical manufacturing enterprise permit from the local SFDA in May 2008, which will expire in December 2010. Nuokang Distribution’s pharmaceutical distribution permit was issued by local SFDA in 1999, renewed in January 2005 and will expire in December 2009. Nuokang Distribution’s GSP certificate was issued in September 2003, renewed in September 2008 and will expire in September 2013. The GMP certificate in relation to our injectable production line was issued in 2005 and will expire in May 2010. The GMP certificate in relation to our three active pharmaceutical ingredient production lines was renewed in April 2009 and will expire in April 2014. Our GMP certificate in relation to Baquting was issued by the SFDA in 2004 and expired in November 2009. The new GMP certificate for our expanded Baquting production capacity was issued in November 2009 and will expire in November 2014. The GMP certificate in relation to Aiduo and Aiwen was issued by the SFDA to a third party in 2003, which was renewed in 2005 and will expire in 2010. We are in the process of obtaining the GMP certification for our own Aiduo and Aiwen production facility.

Competition

The market for hematological and cardiovascular products is competitive and rapidly evolving on a global basis. Increased competition has resulted in industry-wide price reductions or reduced margins. In particular, we face competition from domestic and foreign pharmaceutical companies in each of our potential product areas. Certain of these companies have substantially greater capital resources, research and development personnel, facilities and experience at conducting clinical trials and obtaining regulatory approvals, and greater experience and expertise in developing and commercializing products. In China, our flagship product Baquting competes primarily with Solco Basle’s Reptilase, Aohong Pharma’s Bangting and Lee’s Pharm’s Sulejuan. Kaitong will primarily compete with Beijing Tide Pharma’s Kaishi.

We believe that competition and leadership in our industry are based on managerial and technological superiority, and the ability to identify and exploit commercially viable products. Other factors affecting our competitive position include time to market, patent position, product efficacy, safety, convenience, reliability, availability and pricing. We believe we are well-positioned to compete in the fast-developing Chinese biopharmaceutical market with our well recognized Nuokang and Baquting brand, diverse product portfolio, market exclusivity, proven research and development and in-licensing capabilities, established sales and marketing network, management experience and favorable cost structure.

Facilities

Our manufacturing facilities of 11,000 square meters are located in Penglai, Shandong. Our facilities in Penglai consist of office, research and development and manufacturing facilities. We lease the land and buildings where our Penglai manufacturing facilities are located from a third party, Shandong Penglai Pharmaceutical Plant. We intend to extend such lease when it expires in December 2014. In February 2008, we completed the construction of a 24,000 square-meter integrated facility in Shenyang, China with three additional production lines, a new research and development center and a warehouse. The new research and development center and warehouse are in operation and the GMP certification from the SFDA for these three production lines is pending. We believe that our existing facilities are adequate for our current and foreseeable production requirements of our principal products.

Employees

We had 547, 516 and 634 employees as of December 31, 2006, 2007 and 2008, respectively. As of September 30, 2009, we had 637 employees. The following table sets forth the number of our employees by function as of September 30, 2009:

Number of Employees
Manufacturing and services	176
Research and development	44
General and administration	77
Sales and marketing personnel	302
Other	38
Total	637

Legal Proceedings

From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business. We are not aware of any proceedings being contemplated by any governmental authority.

On November 15, 2007, we received an objection raised by Beijing Shunxin, a company established in the PRC, claiming that our trademark “Shunxin” under registration with the Trademark Office imitated one of Beijing Shunxin’s trademarks used in a similar product. We filed our response with the trademark office on December 13, 2007 and are currently awaiting arbitration. We believe that Beijing Shunxin’s objections are without merit and we intend to defend ourselves vigorously. However, litigation is inherently uncertain and an unfavorable resolution of the claim could impact our business and results of operations.

MANAGEMENT

Executive Officers and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors. The business address for each of our executive officers and directors is No. 18-1 East Nanping Road, Hunnan National New & High-tech Development Zone, Shenyang, Liaoning Province, People’s Republic of China 110171.

Name	Age	Position/Title
Baizhong Xue	43	Chairman and Chief Executive Officer
Qiang Liu	43	Director and Vice President of Business Development
Neil Nanpeng Shen	41	Director
Sean Shao	52	Independent director
William Keller	61	Independent director
Mingde Yu	63	Independent director
Tianruo Pu	40	Chief Financial Officer
Hongying Wang	35	Executive Vice President
Kevin Kaijun Li	39	Chief Scientific Officer
Lixin Niu	37	Vice President of Finance
Yong Xu	43	Vice President of Human Resources
Lijun Zhang	40	Vice President of Sales & Marketing
Yan Xue	32	Director of Research and Development
Jiuxiang Li	38	Director of Marketing
Shizheng Duan	41	Director of Investor Relations and Board Secretary

Baizhong Xue is the founder of our company and has been our chairman and chief executive officer since our inception in November 1997. Mr. Xue has extensive experience in research and development, sales and marketing and corporate management. From 1994 to 1997, Mr. Xue was the chief scientist at Xinmin Biotechnology Research Institute, a company engaged in biotechnology research and development. Prior to July 1994, he conducted research related to biotechnology commercialization at Shenyang New Technology Commercialization Research Institute since 1992. Mr. Xue is currently the vice chairman of the China Biochemical Industrial Association and the executive vice chairman of Liaoning Biotechnology Association. Mr. Xue holds a bachelor’s degree in biochemistry from Jilin University, China and a master’s degree in microbiology from the Microorganism Research Institute of Shandong University, China.

Qiang Liu has been our vice president of business development since January 2006 and has served as our director since December 2007. Mr. Liu has over ten years of experience in sales, marketing, corporate finance and financial analysis. Since June 2006, Mr. Liu has been the founding managing director of Tangent Capital Inc., an investment firm providing equity capital and corporate finance advisory services to Chinese companies. From August 2007 to December 2008, Mr. Liu served as the president of BCTech Investments Inc., a Toronto-based environmental business service firm. Mr. Liu received his bachelor’s degree in biochemistry from Jilin University, China in 1989, a master’s degree in biotechnology from the University of New South Wales in Australia in 1996 and an MBA from the Schulich School of Business at York University, Canada in 2000.

Neil Nanpeng Shen has been our company’s director since December 2007. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen co-founded Ctrip.com International Ltd., the largest travel consolidator in China, and served as its chief financial officer from 2000 to October 2005 and as president from August 2003 to October 2005. He also co-

founded Home Inns and Hotels Management, a leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen had worked for over eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a NYSE-listed real estate service company in China, a director of China Real Estate Information Corporation, a NASDAQ-listed real estate information service company in China, a director of American Dairy Inc., a NYSE-listed infant milk company in China and a director of Peak Sport Products, a Hong Kong Stock Exchange listed sports apparel company in China. He is also an independent director of Focus Media Holding Limited, a NASDAQ-listed media advertising company based in China and a director of a number of privately owned companies based in China. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University, China in 1988 and a master’s degree from the School of Management at Yale University in 1992.

Sean Shao has been our company’s independent director since August 2008. Mr. Shao served as the chief financial officer of Trina Solar Limited, a Chinese vertically integrated solar company, from August 2006 to June 2008. Mr. Shao was the chief financial officer of ChinaEdu Corporation, a Chinese educational service provider, from September 2005 to August 2006. Mr. Shao was the chief financial officer of Watchdata Technologies Ltd., a Chinese security software company, from August 2004 to September 2005. He was previously a senior manager at Deloitte Touche Tohmatsu Beijing from October 1998 to July 2004 and at Deloitte & Touche Toronto from December 1994 to November 1997. Mr. Shao received his master’s degree in healthcare administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao holds a CPA license issued by the American Institute of Certified Public Accountants.

William Keller has been our company’s independent director since August 2008. Mr. Keller has over 30 years of international business and management experience in the pharmaceutical industry. Mr. Keller is the founder of Keller Pharma Consultancy, a pharmaceutical consulting firm in China. He is also a senior consultant to the Shanghai Foreign Investment Development Board and the deputy general manager of Zhangjiang Biotech & Pharmaceutical Base Development Co., Ltd. From 2007 to September 2009, Mr. Keller was the chairman of HBM Biomed China Partners, a specialized venture capital organization dedicated exclusively to life sciences in China. Before joining HBM Biomed China Partners, Mr. Keller served in various positions at Roche Group. He was the former general manager of Roche China Ltd. and Shanghai Roche Pharmaceutical Ltd. from 1994 to 2002, where he formulated and developed the overall Roche strategy for China. Mr. Keller is the honorary president of the R&D-based Pharmaceutical Association, the vice chairman of the Shanghai Association of Foreign Investment Enterprises, and holds directorships in various other pharmaceutical companies, such as Cathay Industrial Biotech Ltd., Fosun Pharma Co. Ltd. and TaiGen Biopharmaceuticals Holdings Limited. Mr. Keller graduated from the School of Economics and Business Administration (Zurich) and has taken several management and leadership courses at the International Institute of Management Development in Switzerland and the London Business School.

Mingde Yu has been our company’s independent director since August 2008. Mr. Yu has extensive experience in manufacturing and distribution management in the pharmaceutical industry in China. He has held a number of senior positions both in the government and the private sectors, including as the vice-bureau chief of the Economic Operations Department of the National Development and Reform Commission from 1998 to 2003, the drug department chief of the Economic Operations Bureau of the State Economic and Trade Committee from 1997 to 1998, the bureau chief of the Liaoning Provincial Food & Drug Administration from 1991 to 1997, the bureau chief of the Fuxin City Food & Drug Administration from 1983 to 1991 and the chief technology officer and the head of manufacturing at both Liaoning Fuxin Pharmaceutical Co. and Fuxin Traditional Chinese Medicine Co. from 1978 to 1983. Mr. Yu is currently the honorary chairman and director of the Beijing Pharmaceutical Group and is the vice committee chairman for the China Pharmaceutical Enterprises Administrative Association and China Medical Entrepreneur Association. In addition, Mr. Yu holds senior consultancy roles with the China Chemical Drug Association and the National Pharmaceutical Industry & Commerce Association. Mr. Yu also serves as an independent director of 3SBio Inc., a biotechnology company in China listed on the NASDAQ Global Market, an independent director of North China Pharmaceutical Co., Ltd., a Shanghai Stock Exchange listed company, and an independent director of Shandong Wohua Pharmaceuticals Technology Corporation, a Shenzhen Stock Exchange listed company. Mr. Yu graduated from the Macromolecule Materials and Engineering Department of the Chemical Technology School at the Dalian University of Technology in China.

Tianruo Pu has been our company’s chief financial officer since September 2008. Prior to joining our company, Mr. Pu was the chief financial officer of Global Data Solutions, a Chinese information technology service outsourcing company, which he joined in June 2006. From May 2004 to May 2006, he served as the manager at Accenture Beijing, the Chinese branch of a global management consulting, technology services and outsourcing company, where he was responsible for designing and implementing business development strategies and financial planning and budgeting processes for its clients. Mr. Pu was a consultant at CSC Consulting Group from September 2002 to May 2004 and at Mitchell Madison Consulting Group from September 2000 to August 2002, where he provided various business consulting services. He worked as an accountant at General American Transportation Corporation from July 1997 to May 1999 and he was an auditor at Bernstein Brown CPAs from June 1994 to May 1997. Mr. Pu received his MBA degree from Northwestern University Kellogg School of Management in 2000, his master’s degree in accounting from the University of Illinois College of Business Administration in 1995 and his bachelor’s degree in English from China Foreign Affairs University in 1992.

Hongying Wang has been our executive vice president since October 2007. Ms. Wang joined our company in July 1998 and has been responsible for managing our marketing department and our research and development facilities, production base and quality control system. She has also participated in the research and development of our hemocoagulase formulation project. Prior to 1998, Ms. Wang worked as a technology supervisor at Shenyang Lantian Group Xinbei Pharmaceutical Co., Ltd. Ms. Wang received a bachelor’s degree in microbiology from Liaoning University, China in 1996 and an MBA degree from Northeastern University, China in 2006.

Kevin Kaijun Li has been our chief scientific officer since August 2009. He has also been an observer on our board of directors and the chairman of our product development committee since December 2007. Dr. Li has over 10 years of professional experience in biomedical sciences, healthcare investment and life science entrepreneurship. Dr. Li was a partner of HBM BioMed China, a Shanghai-based venture capital fund focused on China-related biomedical investment opportunities from 2007 to 2009. From 2005 to 2007, he was a co-founder and vice president of Fountain Medical Development, a leading clinical contract research organization in Asia serving international clients. From 2003 to 2005, Dr. Li was an investment manager at Toucan Capital, a venture capital fund focused on biotech investments in the United States. He was a founding member and senior scientist at GenoSpectra (later acquired by Affymatrix) in California from 2001 to 2003. Dr. Li was a Damon Runyon-Walter Winchell Fellow at Stanford University from 1997 to 2000 and received his PhD in biological sciences from Indiana University in 1997.

Lixin Niu has been our vice president of finance since December 2006. Ms. Niu has more than ten years of working experience in financial management and corporate finance. From August 2002 to December 2003, Ms. Niu was the director and the chief financial officer of Beijing Dingcheng Weiye Technology Co., Ltd., an IT services company. From January 2004 to March 2005, Ms. Niu worked as the chief financial officer of Singapore City One Group (China) Telecom Limited, a telecommunications company. Prior to joining our company, from April 2005 to November 2006, Ms. Niu worked as a vice president at Liaoning Zhongping Accounting Firm. Ms. Niu received a bachelor’s degree in accounting from Shenyang Industry University, China in 1993 and is a certified public accountant in China.

Yong Xu has been our vice president of human resources since February 2006. From 2002 to 2006, Mr. Xu was the vice-general manager and manager of the retail division of Zhongguan Chuangye Technology Development Lenovo Group (China) Co., Ltd., an IT services company. Mr. Xu received a bachelor’s degree in mechanical engineering from Zhejiang University, China.

Lijun Zhang has been our vice president of sales and marketing since December 2006. From January 2001 to December 2006, Mr. Zhang was the general manager of Liaoning Pacific Pharmaceutical Co., Ltd., a wholesaler of chemical and pharmaceutical agents. From 1991 to 2000, Mr. Zhang was a sales manager at Shenyang Guangda Pharmaceutical Co., Ltd. Mr. Zhang received a bachelor’s degree in electronics from Liaoning University, China in 1990 and an MBA degree from Renmin University in China in 2005.

Yan Xue has been our director of research and development since October 2006. Ms. Xue joined our company in July 2002 and was the manager of research and development of Shouzheng Bio-tech from May 2003 to October 2006. Ms. Xue is our chief scientist on enzymes and is the developer of our core homeostatic technology. Ms. Xue focuses on the research of separation and extraction techniques relating to proteins and peptides. Ms. Xue is responsible for the development of homeostatic drugs, pre-clinical research and technology modifications related to our flagship product Baquting. Ms. Xue received a bachelor’s degree and a master’s degree in biochemistry from Jilin University, China in 1999 and 2002, respectively.

Jiuxiang Li joined us in January 2004 and has been our director of marketing since May 2008. Mr. Li supervises our product clinical trials, product marketing activities and key opinion leader network. Prior to joining our company, Mr. Li was a manager of Shenyang Shuangding Pharmaceutical Co., Ltd. from June 2003 to December 2003. Mr. Li received a bachelor’s degree in clinical medicine from Shenyang Medical College, China in 1995, a master’s degree in clinical medicine from Dalian Medical University, China in 2003, and a Ph.D. degree in pharmaceutical administration from Shenyang Pharmaceutical University in 2009.

Shizheng Duan has been our director of investor relations and board secretary since May 2008. Mr. Duan has held other various positions in our company, including the manager of corporate strategic planning and the manager of product strategic planning since he joined us in August 2004. From June 2001 to September 2001, Mr. Duan worked for Eli Lilly & Company (UK) as an e-business consultant to their new product launch team. From November 2002 to August 2004, Mr. Duan was the general manager of the Beijing sales and marketing center of Shenyang Guangda Pharmaceutical Co., Ltd., a Chinese biopharmaceutical company. Mr. Duan received a bachelor’s degree in technical English from Shenyang Television University in 1989 and an MBA degree from Manchester Business School, United Kingdom in 2002.

Employment Agreements

We have entered into employment agreements with our senior executive officers. Under these employment agreements, each of our executive officers is employed for a specified time period, subject to automatic extension unless either we or the executive officer gives a one-month prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to certain crimes, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time with one-month prior written notice if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, we may terminate the employment at any time without cause upon advance written notice to the executive officer. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third party, including our variable interest entities and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, for a period of two years following the termination or expiration of the employment agreement, (i) carry on or be engaged or interested, directly or indirectly, as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with our business; (ii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our customer, client or our representative or agent or in the habit of dealing with us within two years prior to such executive officer’s termination of employment; (iii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our officer, manager, consultant or employee within 12 months prior to such executive officer’s termination of employment; or (iv) use a name including the word “Nuokang” or any other words used by us in our name or in the name of any of our products or services, in such a way as to be capable of or likely to be confused with our name or the name of our products or services.

Board of Directors

Our board of directors currently consists of six directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested as long as he or she has made a declaration of the nature of such interest. Our board of directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors to indemnify them against certain liabilities and expenses arising from their being a director. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the issuance and transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors

Each of our directors is subject to a term of office set forth in the director agreement with us and hold office until the earlier of the expiration of his or her term under the director agreement or such time as he or she is removed from office by special resolution or the unanimous written resolution of all shareholders or by the board of directors. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Committees of the Board of Directors

Our board of directors established an audit committee and a compensation committee in February 2009 and a corporate governance and nominating committee in October 2009.

Audit Committee

Our audit committee consists of Messrs. Sean Shao, Neil Nanpeng Shen and William Keller, and is chaired by Mr. Sean Shao. Messrs. Shao, Shen and Keller satisfy the independence requirements of Rule 5605 of NASDAQ Stock Market, Marketplace Rules. Messrs. Shao and Keller also satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Our audit committee will consist solely of independent directors that satisfy NASDAQ and SEC requirements within one year of the completion of this offering. Our board also has determined that Mr. Sean Shao qualifies as an audit committee financial expert within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	regularly reviewing the independence of the independent auditors;

•	reviewing all related-party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and our independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Messrs. Neil Nanpeng Shen, Sean Shao and Mingde Yu and is chaired by Mr. Neil Nanpeng Shen. Messrs. Shen, Shao and Yu satisfy the independence requirements of Rule 5605 of NASDAQ Stock Market, Marketplace Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;

•	reviewing and approving the compensation package for our executive officers;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee.

Our corporate governance and nominating committee consists of Messrs. Baizhong Xue, Sean Shao and Mingde Yu and is chaired by Mr. Baizhong Xue. Messrs. Sean Shao and Mingde Yu satisfy the independence requirements of Rule 5605 of the NASDAQ Stock Market, Marketplace Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, skills, experience and availability of service to us;

•

identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation of Directors and Executive Officers

Our directors and executive officers receive compensation in the form of annual salaries and bonuses. While we do not have a specific bonus plan setting the calculation of our annual bonuses, each director and executive officer is entitled to receive an annual discretionary bonus based upon his or her performance of such amount as shall be determined by the board of directors.

In 2008, the aggregate cash compensation we paid to our directors and executive officers named in this prospectus was approximately $426,469.

Share Incentive Plans

Our board of directors and shareholders have adopted share incentive plans in December 2007 and October 2008, respectively, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. We have reserved an aggregate of 9,538,998 of our ordinary shares for issuance under our share incentive plans. Our future option grants will be made pursuant to our share incentive plans. The following paragraphs describe the principal terms of our share incentive plans.

Types of awards.    The types of awards we may grant under our plans include the following:

•	options to purchase our ordinary shares; and

•	restricted shares.

Awards may be designated in the form of ADSs instead of ordinary shares. If we designate an award in the form of ADSs, the number of shares issuable under the share incentive plans will be adjusted to reflect the ratio of ADSs to ordinary shares.

Eligibility.    We may grant awards to employees, directors and consultants of our company and our subsidiaries or any entities in which we, directly or indirectly, beneficially hold a majority of the outstanding voting shares or voting power.

Plan administration.    The compensation committee of our board of directors, or a committee of one or more members of the board of directors designated by the compensation committee, will administer the plan. However, awards made to our independent directors and executive officers must be approved by the board of directors. The compensation committee or the full board of directors acting by a majority of its members, as appropriate, will determine the individuals who will receive grants, the types of awards to be granted and terms and conditions of each award grant, including any vesting or forfeiture restrictions.

Award agreement.    Awards granted under our plans will be evidenced by an award agreement that will set forth the terms, conditions and limitations for each award which may include the terms of the award, the provisions applicable in the event that the employee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Acceleration of awards upon corporate transactions.    The outstanding awards will accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the plans. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and any forfeiture provisions will terminate immediately before the date of the change-of-control transaction. If the successor entity assumes our outstanding awards or replaces our outstanding awards with a cash incentive program of the successor which preserves the compensation element of such award existing at the time of the corporate transaction and provides for subsequent payout in accordance with the same vesting schedule applicable to such award and later terminates the grantee’s service without cause within 12 months of the change-of-control transaction, the outstanding awards will automatically become fully vested, exercisable and payable and will be released from any restrictions on transfer, repurchase or disposal rights.

Exercise price and term of awards.    In general, the compensation committee determines the exercise price of an award and sets forth the price in the award agreement. The exercise price may be fixed or variable price related to the fair market value of our ordinary shares. The compensation committee is also permitted to adjust the exercise price of the outstanding options granted under the plans with the consent of the option holders. However, incentive share options (ISOs) may not be granted to any employee if the fair market value of the shares underlying such ISOs that are exercisable in any calendar year exceeds $100,000 or other limitations imposed by law. Also, if we grant an ISO to an employee, who, at the time of that grant, owns shares representing more than 10% of the total combined voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant. The term of each award will be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant, except that five years is maximum term of an ISO granted to an employee who holds more than 10% of the total combined voting power of our share capital.

Amendment and termination.    With the approval of our board of directors, the compensation committee or the committee designated by the compensation committee may at any time amend, suspend or terminate the plans. Amendments to the plans are subject to shareholder approval to the extent required by law, or stock exchange rules or regulations. Additionally, shareholder approval will be specifically required to increase the number of shares available for issuance under the plans or to extend the term or the exercise period of an option beyond ten years from the date of grant, or if amendments result in material increases in benefits or a change in eligibility requirements. Unless terminated earlier, the plans will expire and no further awards may be granted after the tenth anniversary of the shareholders’ approval of the plans.

The following table summarizes, as of September 30, 2009, outstanding options that we granted to several of our directors and executive officers and to other individuals as a group under our share incentive plans:

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price ($ per share)	Grant Date
Baizhong Xue	—		—	—
Neil Nanpeng Shen	—		—	—
Sean Shao	*		0.7250	October 11, 2008
Mingde Yu	*		0.7250	October 11, 2008
William Keller	*		0.7250	October 11, 2008
Tianruo Pu	*		0.7250	October 11, 2008
Hongying Wang	*		0.4613	December 19, 2007
Kevin Kaijun Li	—		—	—
Qiang Liu	*		0.4613	December 19, 2007
Lixin Niu	*		0.4613	December 19, 2007
Yong Xu	*		0.4613	December 19, 2007
Lijun Zhang	*		0.4613	December 19, 2007
Yan Xue	*		0.4613	December 19, 2007
Jiuxiang Li	*		0.4613	December 19, 2007
Shizheng Duan	*		0.4613	December 19, 2007
Directors and executive officers listed above as a group	2,610,000 820,000		0.4613 0.7250	December 19, 2007 October 11, 2008
All other employees as a group	2,620,000	*	0.4613 0.7250	December 19, 2007 October 11, 2008
Consultants as a group	960,000		0.4613	December 19, 2007

*	Upon the exercise of all share options, would beneficially own 1% or less of our ordinary shares.

All options granted to directors and officers vest over four years in four equal installments beginning on the first anniversary of the grant date. 25% of the options granted to directors and executive officers on December 19, 2007 will expire on each of December 19, 2012, December 19, 2013, December 19, 2014 and December 19, 2015 and 25% of the options granted to directors and executive officers on October 11, 2008 will expire on each of October 11, 2013, October 11, 2014, October 11, 2015 and October 11, 2016.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, on a fully diluted basis assuming conversion of all of our outstanding Series A convertible redeemable preference shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each selling shareholder.

The calculations in the table below assume there are 121,244,310 ordinary shares outstanding as of the date of this prospectus, including ordinary shares that all of our outstanding Series A convertible redeemable preference shares will automatically convert into upon the closing of this offering, and 157,460,142 ordinary shares outstanding immediately after the closing of this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Baizhong Xue(1)	95,447,648	78.72	938,944	0.77	94,508,704	60.02
Qiang Liu	*	*	—	—	*	*
Sean Shao	*	*	—	—	*	*
Mingde Yu	*	*	—	—	*	*
William Keller	*	*	—	—	*	*
Neil Nanpeng Shen(2)	20,106,222	16.58	—	—	20,106,222	12.77
Tianruo Pu	*	*	—	—	*	*
Hongying Wang	*	*	—	—	*	*
Kevin Kaijun Li	—	—	—	—	—	—
Lixin Niu	*	*	—	—	*	*
Yong Xu	*	*	—	—	*	*
Lijun Zhang	*	*	—	—	*	*
Yan Xue	*	*	—	—	*	*
Shizheng Duan	*	*	—	—	*	*
Jiuxiang Li	*	*	—	—	*	*
All directors and executive officers as a group	117,063,870	95.36	938,944	0.77	116,124,926	73.05

Principal and Selling Shareholders:
Anglo China Bio-technology Investment Holdings Limited(3)	85,447,648	70.48	—	—	85,447,648	54.27
Sequoia Capital China Growth Fund I., L.P. and its affiliates(4)	20,106,222	16.58	—	—	20,106,222	12.77
Britain Ukan Technology Investment Holdings (Group) Limited(5)	10,000,000	8.25	938,944	0.77	9,061,056	5.75
HBM BioMed China(6)	5,690,440	4.69	2,845,224	2.35	2,845,216	1.81

*	Less than 1% of our ordinary shares
(1)

Includes 10,000,000 shares held by Britain Ukan Technology Investment Holdings (Group) Limited, a British Virgin Islands company wholly owned by Yuhuan Zhu, Mr. Xue’s wife and a Canadian citizen, and 85,447,648 shares held by Anglo China Bio-technology Investment Holdings Limited, a British Virgin Islands company 49% owned by

Mr. Xue and 51% ultimately owned by an irrevocable trust constituted under the laws of Singapore with Mrs. Yuhuan Zhu as the settler and certain family members of Mr. Xue as the beneficiaries. Mr. Xue is the sole director of Britain Ukan Technology Investment Holdings (Group) Limited and Anglo China Bio-technology Investment Holdings Limited and is deemed to be the beneficial owner, under SEC rules, of all the shares held by Britain Ukan Technology Investment Holdings (Group) Limited and Anglo China Bio-technology Investment Holdings Limited. Mr. Xue disclaims the beneficial ownership in the shares held by these companies except to the extent of his economic interest in those shares.

(2)	Includes 17,540,668 ordinary shares held by Sequoia Capital China Growth Fund I, L.P., 414,188 ordinary shares held by Sequoia Capital China Growth Partners Fund I, L.P. and 2,151,366 ordinary shares held by Sequoia Capital China GF Principals Fund I, L.P. (the Sequoia Funds), issuable upon conversion of Series A convertible redeemable preference shares upon the completion of this offering. The Sequoia Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The Sequoia Funds’ general partner is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited which is a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. The registered address of Sequoia Capital China Growth Fund I., L.P. is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Mr. Shen disclaims any beneficial ownership in the shares owned by the Sequoia Funds except to the extent of his pecuniary interest therein.
(3)	Anglo China Bio-technology Investment Holdings Limited, a British Virgin Islands company, is 49% owned by Mr. Baizhong Xue and 51% ultimately owned by an irrevocable trust constituted under the laws of Singapore with Mrs. Yuhuan Zhu as the settler and certain family members of Mr. Xue as the beneficiaries. Mr. Xue is the sole director of Anglo China Bio-technology Investment Holdings Limited and is deemed to be the beneficial owner, under SEC rules, of all the shares held by Anglo China Bio-technology Investment Holdings Limited. Mr. Xue disclaims the beneficial ownership in the shares held by this company except to the extent of his economic interest in those shares. The registered address of Anglo China Bio-technology Investment Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(4)	Includes 17,540,668 ordinary shares held by Sequoia Capital China Growth Fund I, L.P., 414,188 ordinary shares held by Sequoia Capital China Growth Partners Fund I, L.P. and 2,151,366 ordinary shares held by Sequoia Capital China GF Principals Fund I, L.P., issuable upon conversion of Series A convertible redeemable preference shares upon the completion of this offering. The Sequoia Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. Sequoia Capital China Growth Fund I, L.P.’s general partner is Sequoia Capital China Growth Fund Management I, L.P., whose general partner is SC China Holding Limited which is a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. The registered address of Sequoia Capital China Growth Fund I., L.P. is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(5)	Britain Ukan Technology Investment Holdings (Group) Limited, a British Virgin Islands company, is wholly owned by Yuhuan Zhu, Mr. Baizhong Xue’s wife. Mr. Xue is the sole director of Britain Ukan Technology Investment Holdings (Group) Limited and is deemed to be the beneficial owner, under SEC rules, of all the shares held by Britain Ukan Technology Investment Holdings (Group) Limited. Mr. Xue disclaims the beneficial ownership in the shares held by this company except to the extent of his economic interest in those shares. The registered address of Britain Ukan Technology Investment Holdings (Group) Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(6)

Includes 5,690,440 ordinary shares issuable upon conversion of Series A convertible redeemable preference shares held by HBM BioMed China upon the completion of this offering. HBM BioMed China is wholly owned by HBM BioVentures (Cayman) Ltd., which in turn is wholly owned by HBM BioVentures AG, a company publicly listed on the Swiss Stock Exchange. The registered address of HBM BioMed China is Centennial Towers, 3rd Floor, 2454 West Bay Road, Grand Cayman, Cayman Islands.

As of the date of this prospectus, none of our outstanding ordinary shares is held by record holders in the United States.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Transaction with Certain Directors, Shareholders and Affiliates

Transactions with Mr. Baizhong Xue

We paid consideration to Mr. Baizhong Xue, our chairman and chief executive officer, in the form of capital distribution in connection with our restructuring. See “Corporate Structure—Corporate History.” This shareholder distribution was paid by us to Mr. Xue in installments from 2005 to 2009. Mr. Xue from time to time extended loans to us and also paid business-related expenses on our behalf. We from time to time make advances in respect of business-related expenses incurred by Mr. Xue on our behalf. As of December 31, 2006, 2007 and 2008, amounts due to Mr. Xue were RMB16.8 million, RMB3.3 million and RMB2.0 million ($0.3 million), respectively, and as of September 30, 2009, amounts due from Mr. Xue were RMB3.2 million ($0.5 million).

Amounts Due from Liaoning Pacific Pharmaceutical Co., Ltd.

We sold our products to Liaoning Pacific Pharmaceutical Co., Ltd. (Pacific Pharma), in which we previously owned a 35% equity interest. Pacific Pharma in turn sold our products to hospitals and other healthcare institutes in China. As of December 31, 2006, amounts due from Pacific Pharma were RMB12.6 million. The amounts due from Pacific Pharma primarily included accounts receivable and in 2006, also included a RMB10 million advance to Pacific Pharma, which had been fully repaid in 2007. In June 2007, we sold our 35% equity interest in Pacific Pharma to third parties for a cash consideration of RMB0.7 million ($0.1 million).

Loans and Guarantees

In August 2007 and 2008, Industrial Bank Co., Ltd. extended to us short-term loans of RMB25.0 million ($3.7 million) at the interest rate of 8.4240% and 8.9640% respectively. These loans were fully repaid in August 2008 and 2009, respectively. In March 2008, Penglai Dengzhou Rural Credit Cooperatives Union extended to us a short-term loan of RMB2.0 million ($0.3 million) at the interest rate of 10.83%. This loan was fully repaid in March 2009. In March 2009, Dengzhou Credit Union extended to us a short-term loan of RMB3.0 million ($0.4 million) at the interest rate of 7.7%. In September 2009, Industrial Bank Co., Ltd. and China Merchants Bank extended to us short-term loans of RMB60.0 million ($8.8 million) and RMB15.0 million ($2.2 million), respectively, each at an interest rate of 6.372%. While these loans were secured by certain of our property, plant and equipment or land use rights, Mr. Baizhong Xue, our chairman and chief executive officer, also provided guarantees for all these loans. As of September 30, 2009, RMB78.0 million ($11.4 million) of these loans remained outstanding.

Restructuring

See “Corporate Structure—Corporate History.”

Private Placement

Share Purchase Agreement of Series A Convertible Redeemable Preference Shares

In December 2007, pursuant to a share purchase agreement, we sold an aggregate of 25,796,662 Series A convertible redeemable preference shares in a private placement at a price of $0.659 per share. The investors in our private placement were Sequoia Capital China Growth Fund I, L.P., which purchased 20,106,222 shares, and HBM BioMed China, which purchased 5,690,440 shares. The managing partner of Sequoia Capital China, Neil Nanpeng Shen, serves on our board of directors.

Investors’ Rights Agreement

In connection with the private placement, we and our shareholders entered into an investors’ rights agreement that imposed certain restrictions on the sale of shares by us or our ordinary shareholders, and granted preemptive rights to the preference shareholders except with respect to this offering and certain other issuances. The agreement also contains registration rights to the preference shareholders as described in greater detail in “Description of Share Capital” under the heading “Registration Rights.” Except for the registration rights, all of the other covenants under the agreement will terminate upon the completion of this offering.

Right of First Refusal and Co-sale Agreement

We and our shareholders each have certain rights of first refusal and co-sale rights with respect to any proposed share transfers by any of our existing shareholders. This agreement will terminate upon the completion of this offering.

Voting Agreement

In connection with the private placement, we and our shareholders entered into a voting agreement that provides that our board of directors will include one director designated by one of our shareholders, Sequoia Capital China Growth Fund, I, L.P. This agreement will terminate upon the completion of this offering.

Employment Agreements

See “Management—Employment Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plans.”

REGULATIONS

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China.

Regulation of Pharmaceutical Industry in China

Regulatory Authorities

In the PRC, the SFDA is the authority that monitors and supervises the administration of pharmaceutical products and medical appliances and equipment as well as food, health food and cosmetics. The SFDA’s predecessor, the State Drug Administration, or the SDA, was established on August 19, 1998 as an organization under the State Council to assume the responsibilities previously handled by the Ministry of Health of the PRC, or the MOH, the State Pharmaceutical Administration Bureau of the PRC and the State Administration of Traditional Chinese Medicine of the PRC. The SFDA was founded in March 2003 to replace the SDA.

The primary responsibilities of the SFDA include:

•	monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment as well as food, health food and cosmetics in the PRC;

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formulating administrative rules and policies concerning the supervision and administration of food, health food, cosmetics and the pharmaceutical industry; evaluating, registering and approving of new drugs, generic drugs, imported drugs and traditional Chinese medicine, or TCM;

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approving and issuing permits for the manufacture and export/import of pharmaceutical products and medical appliances and equipment and approving the establishment of enterprises to be engaged in the manufacture and distribution of pharmaceutical products; and

•	examining and evaluating the safety of food, health food and cosmetics and handling significant accidents involving these products.

The MOH is an authority at the ministerial level under the State Council and is primarily responsible for national public health. Following the establishment of the SFDA in 2003, the MOH was put in charge of the overall administration of the national health in the PRC excluding the pharmaceutical industry. In March 2008, the State Council placed the SFDA under the management and supervision of the MOH. The MOH performs a variety of tasks in relation to the health industry such as establishing social medical institutes and producing professional codes of ethics for public medical personnel. The MOH is also responsible for overseas affairs, such as dealings with overseas companies and governments.

Healthcare System Reform

The PRC government recently promulgated several healthcare reform policies and regulations to reform the healthcare system. On April 6, 2009, the Central Committee of the PRC Communist Party and the State Council jointly issued the Guidelines on Strengthening the Reform of Healthcare System. On April 7, 2009, the State Council issued the Implementation Plan for the Recent Priorities of the Healthcare System Reform (2009-2011). On July 22, 2009, the General Office of the State Council issued the Five Main Tasks of Healthcare System Reform in 2009.

Highlights of these healthcare reform policies and regulations include the following:

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The overall objective of the reform is to establish a basic healthcare system to cover both urban and rural residents and provide the Chinese people with safe, effective, convenient and affordable healthcare services. The PRC government aims to extend basic medical insurance coverage to at least 90% of the country’s population by 2011 and increase the amount of subsidies on basic medical insurance for urban residents and rural cooperative medical insurance to RMB 120 per person per year by 2010. By 2020, a basic healthcare system covering both urban and rural residents should be established.

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The reforms aim to promote orderly market competition and improve the efficiency and quality of the healthcare system to meet the various medical needs of the Chinese population. From 2009, basic public healthcare services such as preventive healthcare, maternal and child healthcare and health education will be provided to urban and rural residents. In the meantime, the reforms also encourage innovations by pharmaceutical companies to eliminate low-quality and duplicative products.

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The five key tasks of the reform from 2009 to 2011 are as follows: (1) to accelerate the formation of a basic medical insurance system, (2) to establish a national essential drug system, (3) to establish a basic healthcare service system, (4) to promote equal access to basic public healthcare services, and (5) to promote the reform of public hospitals.

Drug Administration Laws and Regulations

The PRC Drug Administration Law as promulgated by the Standing Committee of the National People’s Congress in 1984 and the Implementing Measures of the PRC Drug Administration Law as promulgated by the MOH in 1989 have laid down the legal framework for the establishment of pharmaceutical manufacturing enterprises, pharmaceutical trading enterprises and for the administration of pharmaceutical products including the development and manufacturing of new drugs and medicinal preparations by medical institutions. The PRC Drug Administration Law also regulates the packaging, trademarks and the advertisements of pharmaceutical products in the PRC.

Certain revisions to the PRC Drug Administration Law took effect on December 1, 2001. They were formulated to strengthen the supervision and administration of pharmaceutical products, and to ensure the quality of pharmaceutical products and the safety of pharmaceutical products for human use. The revised PRC Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products. It regulates and prescribes a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies, medicinal preparations of medical institutions and the development, research, manufacturing, distribution, packaging, pricing and advertisements of pharmaceutical products.

The PRC Drug Administration Implementation Regulations promulgated by the State Council took effect on September 15, 2002 to provide detailed implementation regulations for the revised PRC Drug Administration Law.

Examination and Approval of New Medicines

On July 10, 2007, the SFDA promulgated the Administrative Measures on the Registration of Pharmaceutical Products, or the Registration Measures, which became effective on October 1, 2007. Under the Registration Measures, new medicines generally refer to those medicines that have not yet been marketed in the PRC. In addition, certain marketed medicines may also be treated as new medicines if the type or application method of such medicines has been changed or new therapeutic functions have been added to such medicines. According to the Registration Measures, the approval of new medicines requires the following steps:

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upon completion of the pre-clinical research of the new medicine, application for registration of the new medicine will be submitted to the drug regulatory authorities at the provincial level for review in formalities. If all the formality requirements are met, the drug regulatory authorities at the provincial level will issue a notice of acceptance and conduct site inspections on the research and original data of the new medicine. The drug regulatory authorities at the provincial level will subsequently issue a preliminary opinion and notify a medical examination institute to conduct a sample examination on the new medicine (if the new medicine is a biological product);

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the drug regulatory authorities at the provincial level will then submit their preliminary opinion, inspection report and application materials to the Drug Review Center of the SFDA and notify the applicant of the progress;

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after receiving the application materials, the Drug Review Center of the SFDA will arrange for pharmaceutical, medical or other professionals to conduct a technical review on the application materials and request for supplemental materials and explanations, if necessary. After completion of the technical review, the Drug Review Center of the SFDA will issue an opinion and submit such opinion to the SFDA, along with the application materials;

•	after receiving the technical opinion from the Drug Review Center, the SFDA will assess whether or not to grant the approval for conducting the clinical research on the new medicine;

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after obtaining the SFDA’s approval for conducting the clinical research, the applicant may proceed with the relevant clinical research (which is generally conducted in three phases for a new medicine under the Registration Measures) at institutions with appropriate qualification:

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Phase I refers to the preliminary clinical trial for clinical pharmacology and body safety. It is conducted to observe the human body tolerance for new medicine and pharmacokinetics, so as to provide a basis for determining the prescription plan.

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Phase II refers to the stage of preliminary evolution of clinical effectiveness. The purpose is to preliminarily evaluate the clinical effectiveness and safety of the medicine used on patients with targeted indication, as well as to provide a basis for determining the Phase III clinical trial research plan and the volume under the prescription plan.

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Phase III is a clinical trial stage to verify the clinical effectiveness. The purpose is to test and determine the clinical effectiveness and safety of the medicine used on patients with targeted indication, to evaluate the benefits and risks thereof, and, eventually, to provide sufficient basis for review of the medicine registration application.

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Phase IV refers the stage of surveillance and research after the new medicines is launched. The purpose is to observe the clinical effectiveness and adverse effects of the medicine over a much larger patient population and longer time period than in Phase I to III clinical trials, and evaluate the benefits and risks when it is administered to general or special patient population in larger prescription volume.

•	after completion of the relevant clinical research, the applicant shall submit its clinical research report together with the relevant supporting documents to the drug regulatory authorities at the provincial level and shall provide raw materials of the standard products and research result on relevant standard products to the PRC National Institute for the Control of Pharmaceutical and Biological Products;

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the drug regulatory authorities at the provincial level will then review the relevant documents in formalities. If all the formality requirements are met, the drug regulatory authorities at the provincial level will issue a notice of acceptance and within five days of notice and start conducting site inspections. The drug regulatory authorities at the provincial level will issue a preliminary opinion and then collect three samples of the new medicine (if the new medicine is not a biological product) and notify the relevant medicine examination institute to review the medicine standards;

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the drug regulatory authorities at the provincial level will then submit their preliminary opinion, inspection report and application materials to the Drug Review Center of the SFDA and notify the applicant of the progress;

•	the medical examination institute will review the medicine standards and report its opinion to the Drug Review Center of the SFDA and send a copy of the opinion to the applicant;

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after receiving the application materials, the Drug Review Center of the SFDA will arrange for pharmaceutical, medical or other professionals to conduct a technical review on the application materials and request for supplemental materials and explanations, if necessary. After completion of the technical review and if all the requirements are complied with, the Drug Review Center of the SFDA will report so to the Certification Center of the SFDA and notify the applicant that it may apply to the Certification Center of the SFDA for a site inspection;

•	the applicant will apply to the Certification Center of the SFDA for a site inspection within six months after receiving the notice from the Drug Review Center of the SFDA;

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the Certification Center of the SFDA will arrange a site inspection on the process of manufacturing samples within thirty days after the application from the applicant to ensure the feasibility of the manufacturing process. The Certification Center of the SFDA will collect a sample (three samples if the new medicine is a biological product) for the medicine examination institute to examine. The Certification Center of the SFDA will prepare an inspection report within 10 days after the site inspection and submit the report to the Drug Center of the SFDA;

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the sample(s) will be manufactured at a GMP certified workshop. The medicine examination institute will examine the sample(s) under the reviewed medicine standards and prepare a report after completion the examination and submit the report to the Drug Review Center of the SFDA. A copy of the report will be available to the applicant;

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the Drug Review Center of the SFDA will form a comprehensive opinion based on the technical opinion previously received, the report on site inspection and the result of sample examination and submit the comprehensive opinion and the application materials to the SFDA; and

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if all the regulatory requirements are satisfied, the SFDA will grant a new drug certificate and a pharmaceutical approval number (assuming the applicant has a valid Pharmaceutical Manufacturing Permit and the requisite production conditions for the new medicine have been met).

Any applicant who is not satisfied with the SFDA’s decision to deny the application can appeal within 60 days of its receipt of the SFDA’s decision. If the applicant is dissatisfied with the result of the appeal, it may apply for an administrative review with a special committee consisting of senior officials of the SFDA or file an administrative lawsuit with a people’s court in China.

Drug Technology Transfer Regulations

On August 19, 2009, the SFDA promulgated the Administrative Regulations for Technology Transfer Registration of Drugs to standardize the registration process of drug technology transfer, which includes application for, and evaluation, examination, approval and monitoring of, drug technology transfer. Drug technology transfer refers to the transfer of drug production technology by the owner to a drug manufacturer and the application for drug registration by the transferee according to the provisions in the new regulations. Drug technology transfer includes new drug technology transfer and drug production technology transfer.

Conditions for the application for new drug technology transfer

Applications for new drug technology transfer may be submitted prior to the expiration date of the monitoring period of the new drugs with respect to:

•	drugs with new drug certificates only; or

•	drugs with new drug certificates and drug approval numbers.

For drugs with new drug certificates only and not yet in the monitoring period, or drug substances with new drug certificates, applications for new drug technology transfer should be submitted prior to the respective expiration date of the monitoring periods for each drug registration category set forth in the new regulations and after the issue date of the new drug certificates.

Conditions for the application of drug production technology transfer

Applications for drug production technology transfer may be submitted if:

•	the transferor holds new drug certificates or both new drug certificates and drug approval numbers, and the monitoring period has expired or there is no monitoring period; or

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with respect to drugs without new drug certificates, both the transferor and the transferee are legally qualified drug manufacturing enterprises, one of which holds over 50% of the equity interests in the other, or both of which are majority-owned subsidiaries of the same drug manufacturing enterprise.

With respect to imported drugs with imported drug licenses, the original applicants for the imported drug registration may transfer these drugs to local drug manufacturing enterprises.

Application for, and examination and approval of, drug technology transfer

Applications for drug technology transfer should be submitted to the provincial food and drug administration. If the transferor and the transferee are located in different provinces, the provincial food and drug administration where the transferee is located should provide examination opinions. The provincial food and drug administration where the transferee is located is responsible for examining application materials for technology transfer and organizing inspections on the production facilities of the transferee. Food and drug control institutes are responsible for testing three batches of drug samples.

The Center for Drug Evaluation of the SFDA should further review the application materials, provide technical evaluation opinions and form a comprehensive evaluation opinion based on the site inspection reports and the testing results of the samples. The SFDA should determine whether to approve the application according to the comprehensive evaluation opinion of the Center for Drug Evaluation of the SFDA. An approval letter of supplementary application and a drug approval number will be issued to qualified applications. An approval letter of clinical trials will be issued when necessary. For rejected applications, a notification letter of the examination opinions will be issued with the reasons for rejection.

Permits and Licenses for Manufacturing and Registration of Drugs

Production License.    To manufacture pharmaceutical products in the PRC, a pharmaceutical manufacturing enterprise must first obtain a Pharmaceutical Manufacturing Permit issued by the relevant pharmaceutical administrative authorities at the provincial level where the enterprise is located. Among other things, such a permit must set forth the permit number, the name, legal representative and registered address of the enterprise, the site and scope of production, issuing institution, date of issuance and effective period.

Each Pharmaceutical Manufacturing Permit issued to a pharmaceutical manufacturing enterprise is effective for a period of five years. Any enterprise holding a Pharmaceutical Manufacturing Permit is subject to review by the relevant regulatory authorities on an annual basis. The enterprise is required to apply for renewal of such permit within six months prior to its expiry and will be subject to reassessment by the issuing authorities in accordance with then prevailing legal and regulatory requirements for the purposes of such renewal.

Business Licenses.    In addition to a Pharmaceutical Manufacturing permit, the manufacturing enterprise must also obtain a business license from the administrative bureau of industry and commerce at the local level after it has obtained the requisite Pharmaceutical Manufacturing Permit. The name, legal representative and registered address of the enterprise specified in the business license must be identical to that set forth in the Pharmaceutical Manufacturing Permit.

Registration of Pharmaceutical Products.    All pharmaceutical products that are produced in the PRC must bear a registered number issued by the SFDA, with the exception of Chinese herbs and Chinese herbal medicines in soluble form. The medicine manufacturing enterprises must obtain the medicine registration number before manufacturing any medicine.

GMP Certificates.    The World Health Organization encourages the adoption of good manufacturing practice, or GMP, standards in pharmaceutical production in order to minimize the risks involved in any pharmaceutical production that cannot be eliminated through testing the final products.

The Guidelines on Good Manufacturing Practices, as amended in 1998, or the Guidelines, took effect on August 1, 1999 and set the basic standards for the manufacture of pharmaceuticals. These Guidelines cover issues such as the production facilities, the qualification of the personnel at the management level, production plant and facilities, documentation, material packaging and labeling, inspection, production management, sales and return of products and customers’ complaints. On October 23, 2003, the SFDA issued the Notice on the Overall Implementation and Supervision of Accreditation of Good Manufacturing Practice Certificates for Pharmaceuticals, which required all pharmaceutical manufacturers to apply for the GMP certificates by June 30, 2004. Those enterprises that failed to obtain the GMP certificates by December 31, 2004 would have their Pharmaceutical Manufacturing Permit revoked by the drug administrative authorities at the provincial level. On October 24, 2007, the SFDA issued a revised Guidelines on Good Manufacturing Practices which became effective on January 1, 2008. The GMP certificate is valid for a term of five years and application for renewal must be submitted six months prior to its expiration date.

Administrative Protection and Monitoring Periods for New Drugs

According to the Registration Measures, with a view to protecting public health, the SFDA may provide for administrative monitoring periods of up to five years for new drugs approved to be manufactured, to continually monitor the safety of those new drugs.

During the monitoring period of a new drug, the SFDA will not approve any other enterprise’s application to manufacture, change the dosage of or import a similar new drug. The only exception is that the SFDA will continue to handle any application if, prior to the commencement of the monitoring period, the SFDA has already approved the applicant’s clinical trial for a similar new drug. If such application conforms to the relevant provisions, the SFDA may approve such applicant to manufacture or import the similar new drug during the remainder of the monitoring period.

Distribution of Pharmaceutical Products

According to the PRC Drug Administration Law and its implementing regulations and the Administrative Measures on Oversight of Distribution of Pharmaceutical Products, a manufacturer of pharmaceutical products in the PRC can only engage in the trading of the pharmaceutical products that the manufacturer has produced itself. In addition, such manufacturer can only sell its products to:

•	wholesalers and distributors holding Pharmaceutical Distribution Permits;

•	other holders of Pharmaceutical Manufacturing Permits; or

•	medical practitioners holding Medical Practice Permits.

A pharmaceutical manufacturer in the PRC is prohibited from selling its products to end-users, or individuals or entities other than holders of Pharmaceutical Distribution Permits, the Pharmaceutical Manufacturing Permits or the Medical Practice Permits.

The granting of a Pharmaceutical Distribution Permit to wholesalers shall be subject to approval of the provincial level drug regulatory authorities, while the granting of a retailer permit shall be subject to the approval of the drug regulatory authorities above the county level. Unless otherwise expressly approved, no pharmaceutical wholesaler may engage in the retail of pharmaceutical products, and neither may pharmaceutical retailers engage in wholesale.

A pharmaceutical distributor shall satisfy the following requirements:

•	personnel with pharmaceutical expertise as qualified according to law;

•	business site, facilities, warehousing and sanitary environment compatible to the distributed pharmaceutical products;

•	quality management system and personnel compatible to the distributed pharmaceutical products; and

•	rules and regulations to ensure the quality of the distributed pharmaceutical products.

Operations of pharmaceutical distributors shall be conducted in accordance with the Pharmaceutical Operation Quality Management Rules and shall be granted a GSP certificate under such rules by the SFDA.

Pharmaceutical distributors must keep true and complete records of any pharmaceutical products purchased, distributed or sold with the generic name of such products, specification, approval code, term, manufacturer, purchasing or selling party, price and date of purchase or sale. A pharmaceutical distributor must keep such record at least until one year after the expiry date of such products and in any case, such record must be kept for no less than three years. Penalties may be imposed for any violation of record-keeping.

Pharmaceutical distributors can only distribute pharmaceutical products obtained from those with a Pharmaceutical Manufacturing Permit and a Pharmaceutical Distribution Permit.

Price Control

The administration of price control of pharmaceutical products is vested in the national and provincial price administration authorities. Depending on the categories of pharmaceutical products in question, the prices of pharmaceutical products listed in the State Basic Medical Insurance Drug Catalogue, drugs with patents and other drugs whose production or trading may constitute monopolies are subject to the control of the National Development and Reform Commission of the PRC, or the NDRC, and the relevant provincial or local price administration authorities. With respect to pharmaceutical products manufactured in the PRC, the national price administration authority from time to time publishes price control lists setting out the names of pharmaceutical products and their respective price ceilings. The provincial price administration authorities also publish price control lists in respect of the pharmaceutical products which are manufactured within their respective areas. The main purpose of the price control policy is to set an upper limit to the prices of pharmaceutical products to prevent excessive increases in the prices of such products. Pursuant to the Measures for Medicine Pricing by the Government, the price ceiling is determined mainly by reference to the quality of the product, whether the products are newly developed products, and the status of implementing the GMP Guidelines by the manufacturer of the relevant product.

The prices of pharmaceutical products included in the price control lists are subject to adjustment upon approval by the price administration authorities from time to time. Pharmaceutical enterprises in the PRC are required to submit cost-related information such as raw material prices regularly to the relevant authorities, so that the authorities could take into account the prevailing market conditions when setting the prices. The price administration authorities may approve adjustments to the price of pharmaceutical products upon the pharmaceutical manufacturer’s request if material changes in the cost structure in producing the pharmaceutical products or significant changes in demand for these pharmaceutical products are recognized.

Tender Requirements for Hospital Purchases of Medicines

Provincial and municipal government agencies such as provincial or municipal health departments also operate a mandatory tender process for purchases by hospitals of a medicine included in provincial medicine catalogs. These government agencies organize tenders in their province or city and typically invite manufacturers of provincial catalog medicines that are on the hospitals’ formularies and are in demand by these hospitals to participate in the tender process. A government-approved committee consisting of physicians, experts and officials is delegated by these government agencies the power to review bids and select one or more medicines for the treatment of a particular medical condition. The selection is based on a number of factors, including bid price, quality and a manufacturer’s reputation and service. The bidding price of a wining medicine will become the price required for purchases of that medicine by all hospitals in that province or city. This price, however, is effective only until the next tender, where the manufacturer of the winning medicine must submit a new bid.

The tender requirement was first introduced in 2001 and has since been implemented across China. We understand that the level of present implementation of the tender requirement varies among different provinces in China. Our principal products are subject to the tender requirement.

Product Liability

In addition to the strict new drug approval process, certain PRC laws have been promulgated to protect the rights of consumers and to strengthen the control of medical products in the PRC. Under current PRC law, manufacturers and vendors of defective products in the PRC may incur liability for loss and injury caused by such products. Pursuant to the General Principles of the Civil Law of the PRC, or the PRC Civil Law, promulgated on April 12, 1986, a defective product which causes property damage or physical injury to any person may subject the manufacturer or vendor of such product to civil liability for such damage or injury.

On February 22, 1993 the Product Quality Law of the PRC, or the Product Quality Law, was promulgated to supplement the PRC Civil Law aiming to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was revised by the Ninth National People’s Congress on July 8, 2000. Pursuant to the revised Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

On October 31, 1993, the PRC Law on the Protection of the Rights and Interests of Consumers, or the Consumers Protection Law, was promulgated which provides further protection to the legal rights and interests of consumers in connection with the purchase or use of goods and services. At present, all business operations must observe and comply with the Consumers Protection Law when they provide their goods and/or consumer services.

Health Insurance System

According to the State Council Decision on the Establishment of the Basic Medical Insurance System of Staff in Cities and Town promulgated by the State Council in December 1998, the Ministry of Labor and Social Security assumed the responsibilities for the reform of the social medical insurance system. As part of the reform of the state basic medical insurance system for employees in the urban areas, the Ministry of Labor and Social Security, the MOH, the SDFA and various other governmental departments jointly issued the State Basic Medical Insurance Drug Catalogue with a view to enhancing the management of the use of drugs under the medical insurance system. The drugs listed in the catalogue are covered by the medical insurance system. The labor and social security authorities at the provincial level may, subject to ratification by the Ministry of Labor and Social Security, make amendments to the list of Tier 2 drugs in the catalog to a small extent to suit local needs.

Other National and Provincial Level Laws and Regulations

We are subject to changing regulations under many other laws and regulations administered by governmental authorities at the national, provincial and municipal levels, some of which are or may become applicable to our business. Our hospital customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

For example, regulations control the confidentiality of patients’ medical information and the circumstances under which patient medical information may be released for inclusion in our databases, or released by us to third parties. These laws and regulations governing both the disclosure and the use of confidential patient medical information may become more restrictive in the future.

We also comply with numerous additional state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe that we are currently in compliance with these laws and regulations; however, we may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could therefore have a material adverse effect on our business, results of operations and financial condition.

Regulation of Patent and Trademark Protection

Patent Law

The PRC first allowed patents for the protection of proprietary rights, as set forth in the Patent Law, promulgated in 1984 and amended in 1992 and 2000. Pharmaceutical inventions were not patentable under the Patent Law until 1993. On December 27, 2008, the Standing Committee of the National People’s Congress issued the amended China Patent Law, which will become effective on October 1, 2009 (the Patent Law Amendment 2009).

Patents relating to pharmaceutical inventions are effective for 20 years from the initial date the patent application was filed.

Patent Prosecution

The Chinese patent prosecution system is different from the U.S. system in a number of ways. The Chinese patent system, like most countries other than the United States, adopts the principle of “first to file.” This means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who first filed the application. The United States uses a principle of “first to discover” to determine the granting of patents. In addition, the PRC requires absolute novelty in order for an invention to be patentable. If a technology that is the subject of an invention patent application has been known to the public prior to the filling of the application, then such technology is not qualified to be patented as an invention. Conversely, inventors in the United States have a one-year grace period after publication of the invention in which they may file a patent. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, which each have independent patent systems. Patents are filed at the State Intellectual Property Office, or SIPO, in Beijing.

Patent Enforcement

A patent holder who believes the patent is being infringed may either file a civil legal suit or file an administrative complaint with a provincial or municipal office of SIPO. A PRC court may issue a preliminary injunction upon the patent holder’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined in the range of from one to three times of the license fee under a contractual license. If damages cannot still be determined, statutory damages from RMB10,000 to 1,000,000 may be requested. As in other jurisdictions, with one notable exception, the patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a manufacturing process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.

Compulsory License

Pursuant to the Patent Law Amendment 2009, SIPO may, upon the application of any entity or individual possessing the means to utilize a patented technology, grant a compulsory license to such entity or individual under the circumstances: 1) where, within three years from the date of being granted the patent right and within four years from the date of patent application, the patent holder has not utilized the patent, or has not utilized the patent adequately without any reasonable basis; or 2) where the patent holder’s act of utilizing the patent is defined as a monopoly act pursuant to the PRC laws, to eliminate or alleviate the negative impact of such act on competition. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. We do not believe a compulsory license has yet been granted by the SIPO.

International Patent Treaties

The PRC is also a signatory to all major intellectual property conventions, including Paris Convention for the Protection of Industrial Property, Madrid Agreement on the International Registration of Marks (Madrid Agreement) and Madrid Protocol, Patent Cooperation Treaty, Budapest Treaty on the International Recognition of the Deposit of Microorganisms for the Purposes of Patent Procedure and the Agreement on Trade-Related Aspects of Intellectual Property Rights, or TRIPs.

Although patent rights are national rights, there is also a large degree of international co-operation under the Patent Cooperation Treaty, or the PCT, to which China is a signatory. Under the PCT, applicants in one country can seek patent protection for an invention simultaneously in a number of other member countries by filing a single international patent application. The fact that a patent application is pending is no guarantee that a patent will be granted, and even if granted, the scope of a patent may not be as broad as the subject of the initial application.

Trademarks

The PRC Trademark Law was promulgated in 1982 and was amended on February 2, 1993 and October 27, 2001. The PRC Trademark Law Implementation Regulation was promulgated on August 3, 2002 and became effective on September 15, 2002. As noted above, the PRC is a signatory to the Madrid Agreement and the Madrid Protocol. These agreements provide a mechanism whereby an international registration produces the same effects as an application for registration of the mark made in each of the countries designated by the applicant.

The PRC Trademark Office is responsible for the registration and administration of trademarks throughout the country. Like patents, the PRC has adopted a “first-to-file” principle with respect to trademarks.

PRC law provides that the following acts constitute infringement of the exclusive right to use a registered trademark:

•	use of a trademark that is identical with or similar to a registered trademark in respect of the same or similar commodities without the authorization of the trademark registrant;

•	sale of commodities infringing upon the exclusive right to use the trademark;

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counterfeiting or making, without authorization, representations of a registered trademark of another person, or sale of such representations of a registered trademark as were counterfeited, or made without authorization;

•	changing a registered trademark and putting commodities on which the changed registered trademark is used into the market without the consent of the trademark registrant; and

•	otherwise infringing upon the exclusive right of another person to use a registered trademark.

In the PRC, a trademark owner who believes the trademark is being infringed has three options:

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The trademark owner can provide his trademark registration certificate and other relevant evidence to the State or local Administration for Industry and Commerce, or AIC, which can, at its discretion, launch an investigation. The AIC may take such actions as: order the infringer to immediately cease the infringing behavior, seize and destroy the representations of the trademark in question and impose a fine. If the trademark owner is dissatisfied with the SAIC’s decision, he may apply to have the decision reconsidered.

•	The trademark owner may institute civil proceedings directly with the court. Civil redress for trademark infringement includes:

•	injunctions;

•	requiring the infringer to take steps to mitigate the damage (i.e., print notices in newspapers); and

•	damages (i.e. compensation for the economic loss and injury to reputation as a result of trademark infringement suffered by the trademark holder).

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The amount of compensation is calculated according to either the gains acquired by the infringer from the infringement during the infringement, or the loss suffered by the trademark owner, including expenses incurred by the trademark holder to deter such infringement. If it is difficult to determine the gains acquired by the infringer from the infringement, or the loss suffered by the trademark owner, the court may elect to award compensation of not more than RMB500,000.

•	If the case is so serious as to constitute a crime, the trademark owner may lodge a complaint with the relevant public security organization.

Regulation on Foreign Currency Exchange

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the NDRC.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005 and became effective on November 1, 2005, (i) a person residing in the PRC, who is referred to as a PRC resident in SAFE Circular 75, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local branch of the SAFE; and (iii) when the SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV. See “Risk Factors—Risks Related to Doing Business in China—Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations.”

On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange,” and on January 5, 2007, the SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options will be subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the NASDAQ Global Market.

Regulation on Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, and the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, purports to require an offshore special purpose vehicle, or SPV, formed for the purpose of listing the SPV’s securities on an offshore securities exchange and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to such offshore listing and trading. On September 21, 2006 the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rule to overseas listings of offshore SPVs.

Our PRC counsel, Tian Yuan Law Firm, has advised us that, based on its understanding of the current PRC laws, regulations and rules, it is not necessary for us to obtain the CSRC’s approval for this offering because we obtained approvals from local branches of MOFCOM for the acquisition of Liaoning Nuokang, Shenyang Shouzheng and Penglai Nuokang, our wholly owned subsidiaries in the PRC, before September 8, 2006, the effective date of the new regulation.

See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering; any failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and trading price of our ADSs, and may also create uncertainties for this offering. The regulation also establishes more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Cayman Islands Companies Law, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital is $250,000 and consists of 474,200,000 ordinary shares, with a par value of $0.0005 each, and 25,800,000 Series A convertible redeemable preference shares, with a par value of $0.0005 each. As of the date of this prospectus, there were 95,447,648 ordinary shares issued and outstanding and 25,796,662 Series A convertible redeemable preference shares issued and outstanding. All of our issued and outstanding Series A convertible redeemable preference shares will automatically convert into 25,796,662 ordinary shares upon the closing of this initial public offering.

We have adopted the amended and restated memorandum and articles of association that will take effect upon the closing of this offering to replace our current memorandum and articles of association in their entirety. The following is a summary of the material provisions of our post-offering memorandum and articles of association and the Companies Law as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of the issued voting share capital at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Although not required by the Companies Law, we expect to hold annual shareholders’ meetings as required by NASDAQ and such meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least 21 calendar days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters, including reducing the amount of our share capital, removing a director before the expiration of his or her term, amending the memorandum or articles of association, and changing the corporate name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any shares.

Transfer of Shares

Subject to the restrictions of our memorandum and articles of association, as applicable, a shareholder may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share that is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) the shares conceded are free of any lien in favor of us.

If our directors refuse to register a transfer they must, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. However, the registration of transfers may not be suspended, and the register may not be closed, for more than 30 calendar days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares must be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board, before the issue of such shares.

Variation of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of our securities issuances during the past three years.

Ordinary Shares.    In August 2006, in connection with our corporate restructuring and the incorporation of our offshore holding company, we issued a total of 50,000 ordinary shares, which were subsequently subdivided on a 2,000-for-one basis into 100,000,000 ordinary shares, to Britain Ukan Technology Investment Holdings (Group) Limited and Anglo China Bio-technology Investment Holdings Limited. Both Britain Ukan Technology Investment Holdings (Group) Limited and Anglo China Bio-technology Investment Holdings Limited are wholly owned by Baizhong Xue, our founder, chairman and chief executive officer. Subsequently in December 2007, under a repurchase agreement dated December 20, 2007 between us and Anglo China Bio-technology Investment Holdings Limited, we repurchased 4,552,352 ordinary shares from Anglo China Bio-technology Investment Holdings Limited, which shares were subsequently cancelled. As of the date of this prospectus, 95,447,648 ordinary shares are issued and outstanding.

Preference Shares.    In December 2007, we issued in a private placement 20,106,222 Series A convertible redeemable preference shares to Sequoia Capital China Growth Fund I, L.P. and 5,690,440 Series A convertible redeemable preference shares to HBM BioMed China, each at a price of $0.659 per share. Each preferred share will automatically convert into one ordinary share immediately prior to the closing of this initial public offering. In June 2008, Sequoia Capital China Growth Fund I, L.P. transferred 2,151,366 Series A convertible redeemable preference shares to its affiliate Sequoia Capital China GF Principals Fund I, L.P. and 414,188 Series A convertible redeemable preference shares to its another affiliate Sequoia Capital China Growth Partners Fund I, L.P.

Option Grants.    We have granted options to certain of our directors, officers, employees and consultants. As of September 30, 2009, options to purchase an aggregate of 7,290,000 ordinary shares of our company were outstanding. See “Management—Share Incentive Plans.”

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes:

•	a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and

•

a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either:

•

a special resolution of the shareholders of each constituent company voting together as one class, if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company; or

•	a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class.

The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures, subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

The Cayman Islands courts can be expected to follow English case law precedents. The Cayman Islands courts have applied and followed common law principles that permit a minority shareholder to commence a class action against the company or a derivative action in the name of the company to challenge (1) an act that is outside the company’s corporate powers or that is illegal, (2) an act constituting a fraud against the minority shareholders where the wrongdoers are themselves in control of the company, and (3) an action requiring a resolution passed by a qualified or special majority that has not been obtained.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our post-offering memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a corporation may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held. Our post-offering memorandum and articles of association allow shareholders to act by written resolutions.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director.

As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not provide for cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under our post-offering memorandum and articles of association, directors can be removed by a special resolution of the shareholders or by the board.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the non-controlling shareholders.

Dissolution and Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under our post-offering memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets with the sanction of an ordinary resolution of the shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the consent in writing of the holders of a majority of the shares of such class or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Our post-offering memorandum and articles of association may be amended by a special resolution of shareholders.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in Our Memorandum and Articles of Association

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by foreign law or by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Registration Rights

Pursuant to the investors’ rights agreement entered into on December 20, 2007, we have granted certain registration rights to holders of our registrable securities, which mean ordinary shares issuable or issued upon conversion of the Series A convertible redeemable preference shares as of the date of the investors’ rights agreement. Set forth below is a description of the registration rights.

Demand registration rights.    Holders of at least 50% of the registrable securities then outstanding have the right to demand that we file a registration statement for at least 20% of the registrable securities then held by such holders (or any lesser percentage if the anticipated aggregate offering price (before deduction of underwriting discounts, commissions and expenses) exceeds $5,000,000). We, however, are not obliged to effect a demand registration if we have already effected (i) two registrations, (ii) any registration within the prior 90 days or, in the event of the initial public offering, 365 days, or (iii) any registration filed under Form S-3 or Form F-3 immediately before the demand is made. We have the right to defer the filing of a registration statement up to 90 days if our board of directors determine in good faith that such registration and offering would be seriously detrimental to us and our shareholders, provided that (i) we may not utilize this right more than once in any 12-month period and (ii) we shall not file any registration statement pertaining to the public offering of any of our securities during that 90-day period.

Piggyback registration rights.    If we propose to register any of our shares under the Securities Act in connection with the public offering of such securities solely for cash, we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities that each such holder may request to be registered.

Form S-3 or F-3 registration.    Holders of our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 or Form S-3. We are not obliged to effect any such registration if (i) Form S-3 or Form F-3 is not available for such offering by the holders, (ii) the holders, together with the holders of any other securities of entitled to inclusion in such registration, propose to sell registrable securities and such other securities (if any) at an aggregate price to the public (before the deduction of any underwriters’ discounts or commissions) of less than $500,000; (iii) our board of directors determine in good faith that it would be seriously detrimental to us and our shareholders for such Form S-3 or Form F-3 registration, in which event we have the right to defer the filing of the Form S-3 or Form F-3 registration for a period of no more than 60 days, provided that we do not utilize this right more than once in any 12-month period and we do not file any registration during the 60-day period; or (iv) we have already effected two registrations on Form S-3 or Form F-3 for the holders within the 12-month period preceding the date of request.

Expenses of registration.    We will pay all expenses (other than underwriting discounts and commissions and stock transfer taxes) in connection with the demand registration and piggyback registration including all registration and filing fees, printers’ and accounting fees, fees and expenses of our counsel and reasonable fees and expenses of the investors’ counsel. The holders participating in the registration on Form S-3 or Form F-3 shall bear all expenses in connection with such registration.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in the offering. Each ADS will represent an ownership interest in eight shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement from the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How Will I Receive Dividends and Other Distributions on the Shares Underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted, it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights (we have no obligation to furnish such evidence), the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•

Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How Does the Depositary Issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How Do ADR Holders Cancel an ADS and Obtain Deposited Securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares;

•	to give instructions for the exercise of voting rights at a meeting of holders of shares;

•

for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; or

•	to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How Do I Vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as is contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I Be Able to View Our Reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What Fees and Expenses Will I Be Responsible for Paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to $0.05 per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to $0.05 per ADS per calendar year (or portion thereof )for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rules or regulations (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. The amount of reimbursement available to us is not based upon the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How May the Deposit Agreement Be Amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How May the Deposit Agreement Be Terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADR by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, then notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 90 days of the date of such resignation, or (ii) been removed as depositary under the deposit agreement, then notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR Holders

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to ADR Holders and Holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register, and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to the depositary and/or its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing shares and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, generally or in particular instances, when the ADR register or any register for shares is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of shares.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depositary, clearing agency or settlement system in the Cayman Islands in connection with or arising out of book-entry settlement of deposited securities or otherwise.

Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote.

Neither the depositary nor any of its agents shall be liable to holders or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) in any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary or when requested by us.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she:

•	owns the underlying shares;

•	assigns all rights in such shares to the depositary;

•	holds such shares for the account of the depositary; and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs; and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 5,000,000 outstanding ADSs representing approximately 25.4% of our ordinary shares in issue. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales or perceived sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we have applied to list the ADSs on the NASDAQ Global Market, we cannot assure you that a regular trading market for our ADSs will develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

Each of our directors, executive officers and certain of our other existing shareholders has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date the registration statement of which this prospectus is a part becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or certain of our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us and our directors, executive officers and certain other existing shareholders, such extension is waived by the representatives on behalf of the underwriters.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 1,574,601 shares immediately after this offering; or

•

the average weekly trading volume of the ADSs representing our ordinary shares on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchase ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following discussion of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law and PRC tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel and the opinion of Tian Yuan Law Firm, our PRC counsel, respectively. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption“—U.S. Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our special U.S. counsel, as to the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the former PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. In addition, any interest or dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs or ordinary shares would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.

Under the new EIT law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the new EIT law, “de facto management bodies” are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management are currently based in China, and may remain in China in the future. If we were treated as a “resident enterprise” for PRC tax purposes, we would be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, but dividends received by us from our PRC subsidiaries may be exempt from the income tax.

Under the new EIT law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% PRC withholding tax, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place of business within China or if the dividends paid have no connection with the non-PRC investor’s establishment or place of business within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investor is also subject to a 10% PRC withholding tax if such gain is regarded as income derived from sources within China, unless such tax is eliminated or reduced under an applicable tax treaty.

If we were considered a PRC “resident enterprise,” it is possible that the dividends we pay with respect to our ADSs or ordinary shares, or the gain you may realize from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within China and be subject to the 10% PRC withholding tax.

U.S. Federal Income Taxation

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in our ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below.

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the voting power of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS

WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our ADSs or ordinary shares and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold our ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, as described below. Accordingly, the availability of foreign tax credits or the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders, could be affected by future actions that the U.S. Treasury or parties to whom ADSs are pre-released may take.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the U.S. dollar amount of the gross amount of any distribution we make to you with respect to our ADSs or ordinary shares will generally be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess will be treated first as a tax-free return of your tax basis in the ADSs or ordinary shares you hold, and then, to the extent such excess exceeds your tax basis in the ADSs or ordinary shares, as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make to you will be treated as a dividend even if such distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either (a) our ADSs or ordinary shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a passive foreign investment company nor treated as such with respect to you (as discussed below) for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market, as the ADSs are expected to be. If we are treated as a “resident enterprise” for PRC tax purposes under the new EIT law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. For more information regarding the new EIT law, see “Taxation—PRC Taxation.” You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to the ADSs or ordinary shares.

For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to our ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Any dividends we pay to you will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate and divided by the highest tax rate normally applicable to dividends. If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Taxation—PRC Taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Taxation of Dispositions of the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of our ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding taxes were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Taxation—PRC Taxation”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Although it is not clear how the contractual arrangements between us and our affiliated entity (discussed under “Corporate Structure”) will be treated for purposes of the passive foreign investment company, or PFIC, rules, based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we currently do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2009 or for any future taxable year. However, the application of the PFIC rules is subject to ambiguity in several respects. In addition, our actual PFIC status for the current taxable year or for any future taxable year will not be determinable until after the close of each such year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. Because PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year, Latham & Watkins LLP, our special U.S. counsel, expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations set forth in this paragraph.

A non-U.S. corporation will be a PFIC for any taxable year if either:

•	at least 75% of its gross income for such year is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

For the purpose of determining whether we or any of our non-U.S. subsidiaries is a PFIC for a taxable year, each such corporation will be treated as owning its proportionate share of the assets and as earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entity will be treated as ownership of stock.

We must make a separate determination each taxable year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of the ADSs and ordinary shares. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash raised in this and any future offering. If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ADSs or ordinary shares. However, if we cease to be a PFIC during such holding period, you could avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares.

Any dividends we pay to you during any taxable year will not be eligible for the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) if we are a PFIC, or are treated as a PFIC with respect to you, for either such taxable year or the previous taxable year. Additionally, for each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any period in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of our ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own so bears to the value of all of our ADSs and ordinary shares, and you may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs that you would be deemed to own. A “mark-to-market” election, however, cannot be made with respect to any such lower-tier PFICs. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for our ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to any distributions we make, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S.

Treasury regulations. We expect that our ADSs will be listed on the NASDAQ Global Market. Consequently, we expect that, provided the ADSs are regularly traded and you are a holder of the ADSs, the mark-to-market election would be available to you if we are or we become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you hold our ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You should consult your tax advisors regarding the application of the PFIC rules to your investment in our ADSs or ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will generally be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are exempt from backup withholding should still complete U.S. Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Jefferies & Company, Inc., have severally agreed to purchase from us and the selling shareholders the following respective number of ADSs at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of ADSs
Jefferies & Company, Inc.	4,000,000
Oppenheimer & Co. Inc.	1,000,000

Total	5,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the ADSs offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ADSs offered by this prospectus, other than those covered by the over-allotment option described below, if any of these ADSs are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the ADSs to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.37 per ADS under the public offering price. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

A selling shareholder has granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 750,000 additional ADSs from such selling shareholder at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of ADSs offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ADSs as the number of ADSs to be purchased by it in the above table bears to the total number of ADSs offered by this prospectus. The selling shareholder will be obligated, pursuant to the option, to sell these additional ADSs to the underwriters to the extent the option is exercised. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the 5,000,000 ADSs are being offered.

The underwriting discounts and commissions per ADS are equal to the public offering price per ADS less the amount paid by the underwriters to us per ADS. The underwriting discounts and commissions are 7.0% of the initial public offering price. We and the selling shareholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

		Total Fees
	Fee per ADS	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$0.63	$2,851,997	$2,851,997
Discounts and commissions paid by the selling shareholders	$0.63	$298,003	$770,503

We have agreed to pay all fees and expenses incurred by us and the selling shareholders in connection with this offering.

We and the selling shareholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our shareholders and holders of options and warrants to purchase our shares, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any of our ADSs or ordinary shares or other securities convertible into or exchangeable or exercisable for our ADSs or ordinary shares or derivatives of our ADSs or ordinary shares owned by these persons prior to this offering or ADSs or ordinary shares issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representatives. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the transferee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our share incentive plan, and we may issue ADSs or ordinary shares in connection with a strategic partnering transaction or in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition. There are no agreements between the representatives and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The 180-day lock-up period as described above is subject to adjustment only under the following circumstances. If (1) during the last 17 days of the 180-day lock-up period, (a) we release earnings results or (b) material news or a material event relating to us occurs, or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day lock-up period, then, in each case, the 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of our release of the earnings results or the occurrence of material news or a material event relating to us, unless Jefferies & Company, Inc., on behalf of the underwriters, waives this extension in writing.

We have received approval for the listing of the ADSs on the NASDAQ Global Market under the symbol “NKBP.”

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from a selling shareholder in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market prior to the completion of this offering.

Stabilizing transactions consist of various bids for or purchases of our ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased ADSs sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our ADSs. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

At our request, the underwriters have reserved for sale at the initial public offering price up to 70,000 ADSs being sold in this offering for our vendors, employees, family members of employees, customers and other third parties. The number of ADSs available for the sale to the general public will be reduced to the extent these reserved ADSs are purchased. Any reserved ADSs not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other ADSs in this offering.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Prior to this offering, there has been no public market for our ADSs. Consequently, the initial public offering price of our ADSs will be determined by negotiation among us, the selling shareholders and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Jefferies & Company, Inc.’s address is 520 Madison Avenue, New York, NY 10022, United States.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

United Kingdom

No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. The underwriters: (i) have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) have complied with, and will comply with all applicable provisions of FSMA with respect to anything done by them in relation to the ADSs in, from or otherwise involving the United Kingdom.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made and or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions:

U.S. Securities and Exchange Commission registration fee	$3,850
Financial Industry Regulatory Authority (FINRA) filing fee	7,400
Nasdaq listing fee	150,000
Legal fees and expenses	2,000,000
Accounting fees and expenses	1,500,000
Other professional fees	500,000
Printing fees	400,000
Roadshow expenses	200,000
Other fees and expenses	238,750

Total	$5,000,000

All amounts are estimated, except the U.S. Securities and Exchange Commission registration fee, the Nasdaq listing fee and the FINRA filing fee. The above expenses for this offering and the legal fees and expenses incurred by the selling shareholders in this offering will be borne by us.

LEGAL MATTERS

We are being represented by Latham & Watkins with respect to certain legal matters as to United States federal securities and New York State law. Shearman & Sterling LLP is U.S. counsel for the underwriters in connection with this offering. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Island law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Tian Yuan Law Firm and for the underwriters by Jingtian & Gongcheng. Latham & Watkins may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Tian Yuan Law Firm with respect to matters governed by PRC law. Shearman & Sterling LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and upon Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2007 and 2008 and for each of the three years ended December 31, 2008, included in this prospectus have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as set forth in their report appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming are located at 23/F, The Center, 989 Chang Le Road, Shanghai, People’s Republic of China 200031.

The statements included in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” to the extent they relate to the determination of fair value of our ordinary shares and share options, have been reviewed and confirmed by Jones Lang LaSalle Sallmanns Limited, an independent appraiser. The address of Jones Lang LaSalle Sallmanns Limited is 17/F Dorset House, Taikoo Place 979 King’s Road, Quarry Bay Hong Kong.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 has been filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2007 and 2008	F-3 - F-4

Consolidated Statements of Income for the years ended December 31, 2006, 2007 and 2008	F-5

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2006, 2007 and 2008	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008	F-7 - F-8

Notes to the Consolidated Financial Statements	F-9 - F-57

Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Balance Sheet as of September 30, 2009	F-58 - F-59

Unaudited Interim Condensed Consolidated Statements of Income for the Nine-Month Periods Ended September 30, 2008 and 2009	F-60

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Nine-Month Periods Ended September 30, 2008 and 2009	F-61

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine-Month Periods Ended September 30, 2008 and 2009	F-62 - F-63

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-64 - F-89

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

China Nuokang Bio-Pharmaceutical Inc.

We have audited the accompanying consolidated balance sheets of China Nuokang Bio-Pharmaceutical Inc. (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2007 and 2008 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2007 and 2008 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young Hua Ming

Shanghai, the People’s Republic of China

October 20, 2009

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2007 and 2008

	Note	2007	2008		Pro forma shareholder’s equity 2008
		(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(US$’000)
					Note 2(b) (unaudited)
ASSETS
Current assets:
Cash and cash equivalents		112,589	81,837	11,989
Restricted cash	5	—	20,000	2,930
Accounts receivable (net of allowance for doubtful accounts of RMB579,559 and RMB448,103 (US$65,644) as of December 31, 2007 and 2008 respectively)	6	30,417	71,312	10,447
Bills receivable	7	500	8,134	1,192
Inventories	8	7,034	10,610	1,554
Prepayments and other receivables	9	13,489	22,416	3,284
Prepaid income tax		—	3,869	567
Deferred tax assets	20	782	180	26

Total current assets		164,811	218,358	31,989

Non-current assets:
Property, plant and equipment, net	10	119,029	149,679	21,927
Land use rights, net	11	27,126	26,669	3,907
Intangible assets, net	12	6,877	6,337	928
Investment	13	300	—	—
Deferred tax assets	20	2,581	3,988	584

Total non-current assets		155,913	186,673	27,346

TOTAL ASSETS		320,724	405,031	59,335

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED BALANCE SHEETS (CONT’D)

As of December 31, 2007 and 2008

	Note	2007	2008		Pro forma shareholder’s equity 2008
		(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(US$’000)
					Note 2(b)
					(unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	14	50,380	72,430	10,611
Accounts payable		8,104	5,035	738
Bills payable	15	—	20,000	2,930
Accrued expenses and other payables	16	28,812	11,958	1,750
Income tax payable		4,526	4,227	619
Amount due to a related party	23	3,302	2,026	297
Deferred tax liabilities	20	64	—	—
Share-based compensation liability	22	105	4,084	598

Total current liabilities		95,293	119,760	17,543

Non-current liabilities:
Deferred tax liabilities	20	716	1,106	162
Deferred government grants	17	16,520	19,384	2,840
Long-term payable	4	9,073	9,815	1,438

Total non-current liabilities		26,309	30,305	4,440

Commitments and contingencies	25

Convertible redeemable preference shares
Series A preference shares (25,800,000 shares authorized and 25,796,662 shares issued and outstanding with par value of US$0.0005, each as of December 31, 2007 and 2008)	18	121,965	127,245	18,641	—	—

Shareholders’ equity:
Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 95,447,648 shares issued and outstanding as of December 31, 2007 and 2008; 121,244,310 shares outstanding pro forma (unaudited))		382	382	56	470	69
Additional paid-in capital		50,130	50,477	7,395	177,634	26,023
Retained earnings	19(b)	26,645	76,862	11,260	76,862	11,260

Total shareholders’ equity		77,157	127,721	18,711	254,966	37,352

TOTAL LIABILITIES, PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY		320,724	405,031	59,335

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2006, 2007 and 2008

	Note	2006	2007	2008
		(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenue		121,661	147,875	225,399	33,020
Cost of revenue		(44,083)	(34,745)	(30,963)	(4,536)

Gross profit		77,578	113,130	194,436	28,484

Operating expenses
Research and development costs		(6,054)	(7,995)	(5,585)	(818)
Selling, marketing and distribution expenses		(23,173)	(52,443)	(92,404)	(13,537)
General and administrative expenses		(14,809)	(16,796)	(31,884)	(4,671)

Total operating expenses		(44,036)	(77,234)	(129,873)	(19,026)

Operating profit		33,542	35,896	64,563	9,458
Interest income		47	196	1,259	184
Interest expense	7	(1,672)	(5,190)	(1,309)	(192)
Other (expenses) income, net		(344)	2,191	6,353	931

Income before income tax expense and non-controlling interest	20	31,573	33,093	70,866	10,381
Income tax (expense) benefit	20	(6,181)	2,102	(7,246)	(1,062)
Non-controlling interest		912	—	—	—

Net income		26,304	35,195	63,620	9,319

Accretion of Series A convertible redeemable preference shares	21	—	(30,156)	(13,403)	(1,964)
Allocation to Series A convertible redeemable preference shares for participating rights to dividends	21	—	(326)	(9,458)	(1,386)

Net income attributed to ordinary shares	21	26,304	4,713	40,759	5,969

Net income per share
Basic	21	RMB 0.26	RMB 0.05	RMB 0.43	US$ 0.06
Diluted	21	RMB 0.26	RMB 0.05	RMB 0.43	US$ 0.06
Shares used in net income per share computation
Basic	21	100,000,000	99,850,334	95,447,648	95,447,648
Diluted	21	100,000,000	99,850,334	95,460,841	95,460,841
Pro forma net income per share (unaudited)
Basic	21		RMB 0.28	RMB 0.52	US$ 0.08
Diluted	21		RMB 0.28	RMB 0.52	US$ 0.08
Shares used in pro forma net income per share computation (unaudited)
Basic	21		125,646,996	121,244,310	121,244,310
Diluted	21		125,646,996	121,257,503	121,257,503

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2006, 2007 and 2008

	Note		Number of ordinary shares	Amount	Additional paid-in capital	Retained earnings	Total shareholders’ equity
				(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Balance as of January 1, 2006			100,000,000	399	22,772	5,312	28,483
Shareholder’s contribution			—	—	9,095	—	9,095
Distribution to shareholder	1		—	—	—	(10,010)	(10,010)
Net income for the year			—	—	—	26,304	26,304

Balance as of December 31, 2006			100,000,000	399	31,867	21,606	53,872
Repurchase of ordinary shares	19	(a)	(4,552,352)	(17)	(21,614)	—	(21,631)
Shareholder’s contribution			—	—	10,000	—	10,000
Beneficial conversion feature on Series A convertible redeemable preference shares	18		—	—	29,877	—	29,877
Accretion of Series A convertible redeemable preference shares	18		—	—	—	(30,156)	(30,156)
Net income for the year			—	—	—	35,195	35,195

Balance as of December 31, 2007			95,447,648	382	50,130	26,645	77,157
Shareholder’s injection of capital			—	—	347	—	347
Accretion of Series A convertible redeemable preference shares	18		—	—	—	(13,403)	(13,403)
Net income for the year			—	—	—	63,620	63,620

Balance as of December 31, 2008			95,447,648	382	50,477	76,862	127,721

Balance as of December 31, 2008 (US$’000)			95,447,648	56	7,395	11,260	18,711

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2006, 2007 and 2008

	2006	2007	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cash flow from operating activities
Net income	26,304	35,195	63,620	9,319
Adjustments to reconcile net income to net cash generated from operating activities:
Compensation expenses to shareholder	—	293	—	—
Share-based compensation expenses	—	105	3,979	583
Provision (reversal) of allowance for doubtful accounts	192	(7)	(132)	(19)
Write down of inventories	405	—	—	—
Depreciation of property, plant and equipment	3,123	2,983	6,956	1,019
Loss on disposal of property, plant and equipment	108	6	(6)	(1)
Amortization of land use rights	350	419	457	67
Amortization of intangible assets	381	540	540	79
Investment income	(13)	(226)	(13)	(2)
Accretion of interest for long-term payable (Note 4)	122	742	742	109
Loss from non-controlling interests	(912)	—	—	—
Deferred tax expense (benefit)	960	(2,643)	(479)	(70)
Foreign currency exchange gains	—	(2,335)	(8,494)	(1,244)

Changes in operating assets and liabilities, excluding the impact arising from acquisition of non-controlling interest:
Accounts and bills receivable	64	(13,936)	(48,397)	(7,090)
Inventories	4,222	14,551	(3,576)	(524)
Prepayments and other receivables	2,372	(188)	(185)	(27)
Prepaid income tax	—	—	(3,869)	(567)
Income tax payable	(1,162)	(1,165)	(299)	(44)
Amount due from related parties	(2,585)	—	—	—
Accounts and bills payable	4,492	(13,061)	16,931	2,480
Accrued expenses and other payables	3,797	(832)	(5,329)	(779)
Deferred government grants	11,115	4,800	2,864	420

Net cash generated from operating activities	53,335	25,241	25,310	3,709

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

	2006	2007	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cash flow from investing activities
Prepayment of investments	—	(12,500)	—	—
Proceeds from sales of short-term investments	—	12,759	—	—
Purchase of property, plant and equipment	(25,193)	(59,374)	(51,083)	(7,483)
Prepayment for exclusive distribution rights	—	—	(10,000)	(1,465)
Purchase of land use rights	(21,889)	—	—	—
Proceeds from disposal of property, plant and equipment	4	—	16	2
Proceeds from investment in equity securities	—	700	313	46
(Loan to) repayment from related parties	(7,800)	7,083	791	116
Repayment from (Loan to) third parties	1,112	(2,133)	3,200	469

Net cash used in investing activities	(53,766)	(53,465)	(56,763)	(8,315)

Cash flow from financing activities
(Pledge) release of restricted cash	(2,400)	2,400	(20,000)	(2,930)
Repayment of short-term bank loans	(30,580)	(18,380)	(50,380)	(7,380)
Proceeds from short-term bank loans	18,380	50,380	72,430	10,608
Loan from (repayment to) a related party	4,137	3,708	(1,696)	(248)
Repayment to third parties	(3,003)	—	—	—
Capital contribution from shareholder	9,095	10,000	347	51
Proceeds from issuance of preference shares	—	124,234	—	—
Repurchase of ordinary shares	—	(21,924)	—	—
Capital distribution to shareholder	(11,000)	(12,000)	—	—

Net cash (used in) generated from financing activities	(15,371)	138,418	701	101

Net (decrease) increase in cash and cash equivalents	(15,802)	110,194	(30,752)	(4,505)
Cash and cash equivalents at the beginning of year	18,197	2,395	112,589	16,494

Cash and cash equivalents at the end of year	2,395	112,589	81,837	11,989

Supplemental disclosures of cash flow information:
Interest expense paid	(1,550)	(3,360)	(4,986)	(730)
Income tax paid	(3,556)	(1,706)	(11,893)	(1,742)
Supplemental disclosures of non-cash activities:
Acquisition of property, plant and equipment included in accrued expenses and other payables	5,023	13,914	674	99
Accretion of Series A convertible redeemable preference shares	—	30,156	13,403	1,963
Accretion of interest for long-term payable	122	742	742	109
Acquisition of non-controlling interest included in long-term payable	8,209	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2007 and 2008

1.    Basis of Presentation

Brighter Sky Limited (“Brighter Sky”) was incorporated in the Cayman Islands on June 16, 2006 under the Cayman Islands Companies Law as an exempted company with limited liability. By a shareholder’s resolution passed on September 28, 2007 and on August 11, 2008, the name of Brighter Sky Limited was changed to China Nuokang Bio-Pharmaceutical Pty and was subsequently changed to China Nuokang Bio-Pharmaceutical Inc. (the “Company”). Upon incorporation, Brighter Sky was 90% owned by Anglo China Bio-Technology Investment Holdings Limited (“Anglo China”) and 10% owned by Britain Ukan Technology Investment Holdings (Group) Limited (“Ukan Technology”), both of which are wholly-owned by Mr. Xue Bai Zhong (“Mr. Xue”). On December 20, 2007, the Company issued convertible redeemable preference shares to two investors (Note 18).

The Company, its subsidiaries and variable interest entity (“VIE”) (collectively, the “Group”) is principally engaged in research, development, manufacture and distribution of pharmaceutical products in the People’s Republic of China (the “PRC”).

As of December 31, 2007 and 2008, the consolidated financial statements of the Company include the following subsidiaries and variable interest entity:

Name	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ownership		Principal activities
			December 31, 2007 and 2008
			Direct	Indirect
Subsidiaries:
Surplus International Investments Limited (“Surplus International”)	August 26, 2005	Hong Kong	100%	—	Investment holding

Liaoning Nuokang Bio-Pharmaceutical Co., Ltd. (“Liaoning Nuokang”)	November 7, 1997	The PRC	—	100%	Sourcing and processing of raw materials for Penglai Nuokang

Shenyang Shouzheng Bio-Technology Co., Ltd. (“Shenyang Shouzheng”)	October 22, 2001	The PRC	—	100%	Performing research and development activities and manufacturing of certain auxiliary raw materials for Penglai Nuokang

Penglai Nuokang Pharmaceutical Co., Ltd. (“Penglai Nuokang”)	June 7, 2002	The PRC	—	100%	Manufacturing of pharmaceutical products

Variable interest entity:
Liaoning Nuokang Medicines Co., Ltd. (“Nuokang Distribution”)	December 3, 1999	The PRC	—	(f )	Distribution of pharmaceutical products

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

The above organization structure reflects the following transactions which were undertaken by the Company and Mr. Xue to restructure the Company for its initial public offering (“IPO”):

(a)	Upon establishment, Liaoning Nuokang was controlled by Mr. Xue through his 50% direct equity interest and 20% equity interest held by a nominee owner on behalf of Mr. Xue. The remaining 30% equity interest was held by third party investors. Pursuant to a nominee ownership agreement, the nominee owner will exercise his voting rights in Liaoning Nuokang based on instructions from Mr. Xue. All dividends and distributions received by the nominee owner shall be paid to Mr. Xue. The nominee owner cannot sell or pledge his equity interest in Liaoning Nuokang without the approval of Mr. Xue. In March 2003, Mr. Xue acquired the remaining 30% equity interest in Liaoning Nuokang held by third party investors for cash consideration of RMB150,000 and accounted for the transaction using the purchase method.

(b)	Upon establishment, Shenyang Shouzheng was controlled by Mr. Xue through his 75% direct equity interest and 25% equity interest held by two nominee owners on behalf of Mr. Xue. Pursuant to nominee ownership agreements, the nominee owners will exercise their voting rights in Shenyang Shouzheng based on instructions from Mr. Xue. All dividends and distributions received by the nominee owners shall be paid to Mr. Xue. The nominee owners cannot sell or pledge their equity ownership in Shenyang Shouzheng without the approval of Mr. Xue.

(c)	Upon establishment, Penglai Nuokang was controlled by Mr. Xue through his 60% equity interest. The remaining 40% equity interest was held by a third party investor. On August 22, 2006, Mr. Xue acquired the remaining 40% equity interest in Penglai Nuokang held by the third party investor for consideration of RMB8,209,000 and accounted for the transaction using the purchase method (Note 4).

(d)	Surplus International was incorporated by Ms. Zhu Yu Huan, wife of Mr. Xue, on August 26, 2005. On September 20, 2005 and July 20, 2006, Surplus International acquired 100% of the equity interests in Liaoning Nuokang and Shenyang Shouzheng from Mr. Xue in exchange for cash consideration of RMB11,000,000 and RMB2,000,000, respectively. On August 17, 2006, the Company acquired 100% of the equity interest in Surplus International at purchase consideration in cash equal to the then issued capital of Surplus International of HK$10,000.

(e)	On August 23, 2006, Surplus International acquired all the equity interest in Penglai Nuokang from Mr. Xue in exchange for cash consideration of RMB10,000,000.

The series of transactions noted in (d) and (e) above (together, the “Restructuring”) have been accounted for as a legal reorganization of entities under common control in a manner similar to a pooling of interest using historical cost as the entities are either controlled by Mr. Xue directly (or through respective nominee ownership agreements) or by his wife, who qualifies as an immediate family member pursuant to Emerging Issues Task Force (“EITF”) 02-5, “Definition of “Common Control” in Relation to FASB Statement No. 141”. Cash consideration for the Restructuring has been accounted for as distributions to the shareholder. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

(f)	Nuokang Distribution was established on December 3, 1999 by Mr. Xue who held 5% of the equity interest and three other third party investors who held 95% of the equity interest. On October 30, 2001, Mr. Xue, together with two nominee shareholders, acquired the 95% equity interest in Nuokang Distribution from the three third party investors in exchange for cash considerations of RMB475,000 and accounted for the transaction using the purchase method. After this acquisition, Nuokang Distribution was controlled by Mr. Xue through his 75% direct equity interest with the remaining 25% equity interest held by two nominee owners on behalf of Mr. Xue. Pursuant to nominee ownership agreements, the nominee owners will exercise their voting rights in Nuokang Distribution based on instructions from Mr. Xue. All dividends and distributions received by the nominee owners shall be paid to Mr. Xue. The nominee owners cannot sell or pledge their equity interest in Nuokang Distribution without the approval of Mr. Xue. On November 26, 2007, the nominee owners transferred their 25% equity interests in Nuokang Distribution for no consideration to Mr. Xue.

On December 14, 2007, Nuokang Distribution, Mr. Xue and Penglai Nuokang entered into a series of contractual arrangements (the “Reorganization”), including a power of attorney agreement, an exclusive technical support and management consultancy agreement, a business operation restriction agreement, an equity pledging agreement, and an equity purchase agreement (collectively, the “VIE Agreements”), which collectively enabled Penglai Nuokang to: a) exercise effective control over Nuokang Distribution through its ability to exercise all the rights of the underlying equity interests held by Mr. Xue, including voting and transfer rights; b) provide unlimited financial support to Nuokang Distribution for its operations and agrees to forego the right to seek repayment in the event Nuokang Distribution fails to repay such funding; c) receive technical support and management consulting fees of 80% of Nuokang Distribution’s profit before tax, which is adjustable at the sole discretion of Penglai Nuokang; and d) have an exclusive option to purchase all or part of the equity interest held by Mr. Xue in Nuokang Distribution, to the extent permitted under PRC law at an amount equal to either (i) the registered capital of Nuokang Distribution at the time of purchase or (ii) the lowest permissible purchase price as set by PRC law. In addition, pursuant to these VIE agreements, Mr. Xue, as the equity interest holder of Nuokang Distribution a) cannot declare any profit distributions in any form without the prior consent of Penglai Nuokang; b) must remit in full any funds received from Nuokang Distribution to Penglai Nuokang, in the event any distributions are made by Nuokang Distribution; and c) must remit in full to Penglai Nuokang any consideration received from Penglai Nuokang upon the exercise of the equity purchase option.

The Group has adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities (“FIN 46(R)”). FIN 46(R) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

The following is a summary of the various VIE agreements dated December 14, 2007:

Power of attorney agreement

Mr. Xue and Penglai Nuokang entered into the power of attorney agreement whereby Mr. Xue granted an irrevocable proxy of his rights underlying his equity interests in Nuokang Distribution to a PRC natural person designated by Penglai Nuokang, which includes, but are not limited to, all the shareholder’s rights and voting rights empowered to Mr. Xue by the company law and the Company’s Article of Association.

Exclusive technical support and management consultancy agreement

Pursuant to the exclusive technical support and management consultancy agreement between Penglai Nuokang and Nuokang Distribution, Penglai Nuokang is to a) provide exclusive technical support and management consultancy services in respect of technology support service, market development, customer maintenance and financing to Nuokang Distribution; and b) provide unlimited financial support to Nuokang Distribution for its operations and agree to forego the right to seek repayment in the event Nuokang Distribution fails to repay such funding. In return, Penglai Nuokang is to receive technical support and management consulting fees of 80% of Nuokang Distribution’s profit before tax, which is adjustable at the sole discretion of Penglai Nuokang. No consultation fees were paid for 2007 due to Nuokang Distribution’s loss before tax status, while RMB9,342,876 (US$1,368,679) has incurred for the year ended December 31, 2008.

Business operation restriction agreement

Penglai Nuokang, Nuokang Distribution and Mr. Xue, the sole shareholder of Nuokang Distribution, entered into a business operation restriction agreement, whereby restriction is imposed on the manner in which Nuokang Distribution is to conduct its operations such that it can fulfill its payment obligations under the exclusive technical support and management consultancy agreement. The restriction to be imposed mainly includes a) neither Nuokang Distribution nor Mr. Xue is permitted to enter into any transaction that will substantially impact the assets, obligations, rights or operations of Nuokang Distribution without the prior consent from Penglai Nuokang; b) Nuokang Distribution together with Mr. Xue agrees to accept from Penglai Nuokang any instructions relating to the hiring and terminating of personnel, daily operating and financial management processes, and any recommendations over hiring of directors, chief executive officer, chief finance officer and other senior management positions; and c) in the event that Nuokang Distribution seeks for guarantor over its borrowings, it shall make such request to Penglai Nuokang. Penglai Nuokang retains the right to objection. Despite the fact that Penglai Nuokang retains the contractual right to object to such request, it is the intention of the Company to facilitate such guarantee if and when such request is made.

Equity pledging agreement

Pursuant to the equity pledging agreement between Penglai Nuokang and Mr. Xue, Mr. Xue has pledged all his equity interests in Nuokang Distribution to guarantee the performance of Nuokang Distribution’s obligations under the exclusive technical support and management consultancy agreement and the business operation restriction agreement.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

If Nuokang Distribution breaches its respective contractual obligations under the exclusive technology supporting and service agreement or business operating restriction agreement, Penglai Nuokang, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Mr. Xue agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on his equity interests in Nuokang Distribution without the prior consent of Penglai Nuokang.

Equity purchase agreement

Pursuant to the equity purchase agreement amongst Penglai Nuokang, Nuokang Distribution and Mr. Xue, Mr. Xue irrevocably granted Penglai Nuokang, or its designated person, an exclusive option to purchase all or part of the equity interest held by Mr. Xue in Nuokang Distribution, when and to the extent permitted under PRC law, at an amount equal to either a) the registered capital of Nuokang Distribution at the time of purchase or b) the lowest permissible purchase price as set by PRC law. Such consideration received by Mr. Xue upon the exercise of the equity purchase option is required to be remitted in full to Penglai Nuokang. Nuokang Distribution cannot declare any profit distributions in any form without the prior consent of Penglai Nuokang and Mr. Xue must remit in full any funds received from Nuokang Distribution to Penglai Nuokang, in the event any distributions are made by Nuokang Distribution.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between Penglai Nuokang and Nuokang Distribution through the irrevocable power of attorney agreement, whereby Mr. Xue effectively assigned all of his voting rights underlying his equity interest in Nuokang Distribution to Penglai Nuokang. In addition, through the other aforementioned agreements, Penglai Nuokang demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and majority of the profits of Nuokang Distribution. Thus, Penglai Nuokang is also considered the primary beneficiary of Nuokang Distribution. As a result of the above, Nuokang Distribution is consolidated in the Company’s financial statements.

Since Nuokang Distribution and Penglai Nuokang were under common control by Mr. Xue immediately before and after the Reorganization, the transaction was accounted for as a legal reorganization of entities under common control, in a manner similar to pooling of interest using historical cost. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

2.    Summary of Significant Accounting Policies

(a)    Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE for which a subsidiary of the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

the VIE are eliminated upon consolidation. Results of acquired subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

(b)    Unaudited pro forma shareholders’ equity and unaudited pro forma net income per share

If an IPO is completed, all of the outstanding convertible redeemable preference shares (Note 18) will automatically convert into ordinary shares. Unaudited pro forma shareholders’ equity as of December 31, 2008, as adjusted for the assumed conversion of the convertible redeemable preference shares, is set forth on the consolidated balance sheet. Unaudited pro forma net income per share, as adjusted for the assumed conversion of the convertible redeemable preference shares, is disclosed in the consolidated statements of income and Note 21.

(c)    Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant estimates reflected in the Group’s consolidated financial statements include, but are not limited to, the recoverability of the carrying amount and estimated useful lives of long-lived assets, allowance for accounts receivable, realizable values for inventories, valuation allowance of deferred tax assets, purchase price allocation of its acquisitions and share-based compensation expenses. Changes in facts and circumstances may result in revised estimates. Actual results could differ from these estimates.

(d)    Foreign currency

The functional currency of the Group is the Renminbi (“RMB”) as determined based on the criteria of Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation”. The reporting currency of the Group is also the RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of income.

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8262 on September 30, 2009 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(e)    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities less than three months. Restricted cash represents amounts held by a bank as security for the Group’s bills payable and is not available for the Group’s use.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

(f)    Accounts receivable

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable is written off after all collection effort has ceased.

(g)    Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the weighted average method. Costs of raw materials and consumables and packaging materials are based on purchase costs while costs of work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs.

(h)    Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	8 - 20 years
Plant and machinery	5 - 10 years
Motor vehicles	4 - 5 years
Furniture, fixtures and office equipment	3 - 10 years

Repair and maintenance costs are charged to expense when incurred, whereas the cost of renewals and betterment that extends the useful life of property, plant and equipment are capitalized as additions to the related assets. Retirement, sale and disposals of assets are recorded by removing the cost and related accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of income.

Property, plant and equipment that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs and interest costs. The capitalization of interest costs commences when expenditures for the asset have been made, activities that are necessary to get the asset ready for its intended use are in progress and interest cost is being incurred. The capitalization period ends when the asset is substantially complete and ready for its intended use. The Group capitalized RMB319,000, RMB523,000 and RMB480,997 (US$70,463) of interest expense for the years ended December 31, 2006, 2007 and 2008, respectively.

Certain buildings form part of the purchase consideration payable pursuant to an equity purchase agreement and are expected to be transferred to a third party eight years after the acquisition date at their then fair value. Such buildings are therefore depreciated over eight years with a residual value of RMB4,515,000 (US$661,422) which is the estimated fair value of such buildings eight years from the acquisition date (Note 4).

(i)    Land use rights and Intangible Assets

A land use right in the PRC represents an exclusive right to occupy, use, develop, lease, transfer and mortgage a piece of land during the contractual term of the land use right. Land use rights

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

are generally paid in one lump sum at the date the right is granted and covers the entire duration period of the land use right. The lump sum advance payments are capitalized as land use right assets and then amortized on a straight-line basis over the respective terms of the rights, which range from 8 to 50 years.

One of the Group’s land use right form part of the purchase consideration payable pursuant to an equity purchase agreement and is expected to be transferred to a third party eight years after the acquisition date at its then fair value. Such land use right is therefore amortized over eight years with a residual value of RMB5,821,000 (US$852,744) which is the estimated fair value of such land use right eight years from the acquisition date (Note 4).

Intangible assets represent purchased technical know-how and are stated at the acquisition cost less accumulated amortization. Amortization expense is recognized using the straight-line method over the estimated useful life of 10 years and is included as a cost of revenue. Technical know-how include (i) intangible assets acquired from the acquisition of non-controlling interest in Penglai Nuokang (Note 4) for one of the Group’s major product, and (ii) developed new drug technologies purchased from third parties. Developed new drug technologies are recorded as an intangible asset only if regulatory approval from the State Food and Drug Administration of China (“SFDA”) has been obtained and for which the re-registration of the developed new drug technology with the SFDA by the Group in its name is determined to be reasonably assured or perfunctory. The amortization of such intangible assets will not commence until the technology has been re-registered with the SFDA and hence ready for its intended use. Refundable deposits paid for new drug technologies for which recoverability is reasonably assured are classified as prepayments and other receivables.

(j)    Investment

The Group applies the equity method of accounting for investments in entities in which the Group has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls, in accordance with Accounting Principles Board No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB No. 18”). The cost method is used for investments in entities in which the Group does not have the ability to exercise significant influence.

The Group monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investee companies, including current earnings trends and other company-specific information.

The Group accounts for its short-term investments in accordance to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). SFAS 115 classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

(k)    Impairment of long-lived assets

The Group evaluates its long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of long-lived asset may not be recoverable. When these events occur, the Group evaluates the impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets was recognized for any of the periods presented.

(l)    Fair value of financial instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, bills receivable, other receivables, bank loans, accounts payable, bills payable, income tax payable, balances with related parties and other payables, approximate their fair values because of the short maturity of these instruments. The share-based compensation liability is initially recognized at fair value on the date of grant and is subsequently remeasured at the end of each reporting period. The preference shares are initially recognized at fair value upon issuance and subsequently accreted to the redemption value using the effective interest rate method. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is allocated from the carrying value of the preference shares as a contribution to additional paid-in capital. The discount resulting from the beneficial conversion feature is amortized from the date of issuance to the earliest conversion date. The preference shares are then accreted to their respective redemption values using the effective interest method. The Group utilized Jones Lang LaSalle Sallmanns Limited (“Sallmanns”), an independent third party valuation firm, to determine the fair value of the preference shares and share options, although the Group’s management is ultimately responsible for the determination of all amounts related to the preference shares and share-based compensation recorded in the consolidated financial statements.

(m)    Revenue recognition

The Company records revenue when the criteria of Staff Accounting Bulletin No. 104, “Revenue Recognition” are met. The Group recognizes revenue from the sale of pharmaceutical products when all of the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) the sales price is fixed or determinable; and 4) collectibility is reasonably assured. More specifically, the Group’s sales arrangements are evidenced by individual sales agreements or purchase orders based on master sales agreements. The customer takes title and assumes the risks and rewards of ownership of the products upon delivery of the products, which generally occurs at destination point. The product sales price stated in the sales contract or purchase order is final and not subject to adjustment. The Group’s products are subject to price control by the PRC government. The maximum prices of the products are published by the PRC price administration authorities from time to time. Any changes in product pricing announced by the PRC price administration authorities affect future sales transactions and do not impact sales that have already occurred, including those for which

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

revenues have not yet been collected. There are no general rights of return on delivered products and no price protection is granted to customers. The Group assesses a customer’s creditworthiness before accepting sales orders. Based on the above, the Group records revenue upon delivery of the product to its customers.

Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions.

The Group has not offered any significant discounts or rebates to its customers nor does it provide for refunds in its sales contracts with customers.

(n)    Cost of revenue

Cost of revenue includes direct and indirect production costs, as well as shipping and handling costs for products sold.

Upon the Reorganization, Penglai Nuokang is subject to business tax and other surcharges on the revenues earned for technical support and management consulting services provided to Nuokang Distribution, the Group’s VIE, pursuant to the VIE agreements (Note 1(f)). The current applicable rate of business tax is 5%. Such business tax and other surcharges are accrued and charged to cost of revenues as the related technical support and consulting services are rendered.

(o)    Research and development costs

Research and development costs are expensed as incurred. The costs of acquired technology know-how for drugs in a development stage that are purchased from others for a particular research and development project either singly, or as part of a group of assets, or as part of a business combination, and that have no alternative future uses (in other research and development projects or otherwise), are expensed as research and development costs. The Group has determined that for such acquired technology know-how to have an alternative future use, it should be (a) reasonably expected that the Group will use the technology in an alternative manner for an economic benefit and (b) the Group’s use of the technology is not contingent on further development subsequent to acquisition (that is, it can be used in an alternative manner at the acquisition date). None of the Group’s acquired technology know-how for drugs in a development stage during the periods presented was determined to have an alternative future use at the acquisition date since technological feasibility was not established and regulatory approval from the SFDA was not obtained. Further subsequent development, including additional clinical testing, was required to obtain the necessary regulatory approval before the products could be launched into the market for sale.

(p)    Advertising expenditures

Advertising expenditures are expensed as incurred. Advertising expenditures, included in sales, marketing and distribution expenses, amounted to RMB4,021,190, RMB16,041,634 and RMB8,694,673 (US$1,273,721) for the years ended December 31, 2006, 2007 and 2008 respectively.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

(q)    Government grants

Government grants are provided by the relevant PRC municipal government authorities to subsidize the cost of certain research and development projects, construction of property, plant, and equipment or to reimburse the interest expenses for the bank loans borrowed to finance the construction of property, plant and equipment. The amount of such government grants are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive these government grants in the future. Government grants are initially deferred and subsequently recognized in the statement of income when the Group has complied with the conditions or performance obligations attached to the related government grants, if any, and the grants are no longer refundable. Grants that subsidize the cost of research and development expenses are recorded as a reduction of the related research and development expenses. Grants that subsidize the construction cost of property, plant and equipment are amortized over the life of the related assets, when operational, as a reduction of the related depreciation expense. To the extent the grants that reimburse the interest expenses for the bank loans borrowed to finance the construction of property, plant and equipment are capitalized, the grants are regarded as a reduction of capitalized interests, and are amortized over the life of the related assets, when operational, as a reduction of the related depreciation expense. The non-capitalized grants that reimburse the interest expenses for the bank loans borrowed are recorded as a reduction of interest expenses.

(r)    Income taxes

The Group accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, the Group adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The cumulative effects of applying FIN 48, if any, is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Group’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007.

The Group has elected to classify interest and penalties related to an uncertain position, if and when required, as part of “interest expense” and “other expenses”, respectively, in the consolidated statements of income. No such amounts have been incurred or accrued through December 31, 2008 by the Group.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

(s)    Value-added Tax (“VAT”)

In accordance with the relevant tax laws in the PRC, VAT is levied on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may deduct the VAT it has paid on eligible purchases. The difference between the amounts collected and paid is presented as VAT recoverable or payable balance on the balance sheet.

(t)    Share-based compensation

Share options granted to employees and non-employees are accounted for under SFAS No. 123(R) “Share-Based Payment” (“SFAS 123(R)”) and EITF Issue No. 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF No. 96-18”).

In accordance with SFAS 123(R), the Company determines whether a share option should be classified and accounted for as a liability award or an equity award. All grants of share options to employees classified as equity awards are recognized in the financial statements based on their grant date fair values. All grants of share options to employees classified as liability awards are remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested options over the vesting period. The Group has elected to recognize compensation expenses using the straight-line method for both equity and liability classified share options granted with service conditions that have a graded vesting schedule.

SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and are adjusted to reflect future change in circumstances and facts, if any. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

The Group utilized Sallmanns to determine the fair values of the share options although the Group’s management is ultimately responsible for the determination of all amounts related to share based compensation recorded in the consolidated financial statements. The binomial option pricing model is applied in determining the fair value of the options granted to employees, while the Black-Scholes pricing model is utilized in determining the fair value of the options granted to non-employees.

The Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of EITF No. 96-18. For the awards granted to non-employees, the Group will record compensation expenses equal to the fair value of the share options at the measurement date, which will not occur until the Company completes an initial public offering.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

(u)    Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. The Group has no capital lease for any of the periods stated herein.

(v)    Net income per share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS 128”) and EITF Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF 03-06”), basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A convertible redeemable preference shares (Note 18) are participating securities. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s convertible redeemable preference shares, using the if-converted method, and ordinary shares issuable upon the conversion of the share options (Note 22), using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive. Pro forma basic and diluted net income per share is computed assuming the conversion of all convertible redeemable preference shares outstanding.

(w)    Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Group did not have any other component of comprehensive income except for net income for the years ended December 31, 2006, 2007 and 2008.

(x)    Segment reporting

The Group follows SFAS No. 131 “Disclosures about Segment of an Enterprise and Related Information” for its segment reporting.

The Group operates and manages its business as a single segment. As the Group’s long-lived assets are all located in the PRC and revenues are all derived from the PRC, no geographical segments are presented.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

(y)    Employee benefit

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits, which were expensed as incurred, were RMB1,612,142, RMB2,242,911 and RMB3,832,319 (US$561,084) for the years ended December 31, 2006, 2007 and 2008, respectively.

(z)    Recent accounting pronouncements

In September 2006, the FASB issued SFAS No.157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In November 2007, the FASB provided a one year deferral for the implementation of SFAS 157 for non-financial assets and liabilities. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied. The adoption of SFAS 157 does not have material impact on the Group’s financial position or its results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141(R)”), which requires the Group to record fair value estimates of contingent consideration and certain other potential liabilities during the original purchase price allocation, expense acquisition costs as incurred and does not permit certain restructuring activities previously allowed under EITF Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” to be recorded as a component of purchase accounting. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Group will adopt this standard beginning January 1, 2009 for all prospective business acquisitions.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS 160”), which requires noncontrolling interests in subsidiaries to be included in the equity section of the balance sheet. SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Group will adopt this standard at the beginning of the Group’s fiscal year ending December 31, 2009 for all prospective business acquisitions. The Group currently does not have any non-controlling interests, so the adoption of this statement will not have an impact on the financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP FAS 157-1”) and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which collectively remove certain leasing transactions from the scope of SFAS 157 and partially delay the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”), which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The adoption of FSP FAS 157-1, FSP FAS 157-2 and FSP FAS 157-3 has no material impact on the Group’s consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 amends and expands the disclosure requirements of FASB Statement No.133 and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Group does not expect the adoption of SFAS 161 will have a material impact to its financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS 142, and applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) both intangible assets acquired in business combinations and asset acquisitions. FSP FAS 142-3 also requires entities to disclose information for all intangible assets, recognized as of and subsequent to the effective date of FSP FAS 142-3 to provide effects of the entity’s intent or ability to renew or extend the arrangement associated with the intangible assets on expected cash flows associated with the intangible assets. FSP FAS 142-3 is effective for intangible assets acquired after December 15, 2008 and early application is prohibited. The adoption of FSP FAS 142-3 does not have a significant effect on consolidated results of operations and financial condition of the Group.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Group does not expect the adoption of SFAS 162 will have a material impact to its financial statements.

In June 2008, the EITF issued EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

stock, which would qualify as a scope exception under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. EITF 07-5 does not permit early adoption for an existing instrument. The Group does not expect the adoption of EITF 07-5 will have a material effect on its consolidated results of operations and financial condition.

In June 2008, the FASB issued FSP EITF Issue No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting should be considered participating securities. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis. The Group has not granted any share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents before vesting since incorporation. The adoption of EITF 03-6-1 does not have material impact on consolidated results of operations and financial condition of the Group.

In November 2008, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”), EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141R and SFAS 157. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The adoption of EITF 08-7 does not have material impact on the financial statements of the Group.

In April 2009, the FASB issued FSP No. FAS 141(R)-1 (“FSP FAS 141(R)-1”), “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies.” FSP FAS 141(R)-1 clarified that the acquisition-date fair value of an asset or a liability assumed in a business combination that arises from a contingency shall be recognized at the acquisition date if (a) information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date and (b) the amount of the asset or liability can be reasonably estimated. Subsequently, the acquirer shall develop a systematic and rational basis for subsequently measuring and accounting for assets and liabilities arising from contingencies depending on their nature. The standard is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In April 2009, the FASB issued Staff Position (“FSP”) No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”). FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ending after March 15, 2009. The adoption of FSP FAS 157-4 does not have material impact on the financial statements of the Group.

In May 2009, the FASB issued SFAS 165, “Subsequent Events” (“SFAS 165”). SFAS 165 introduces disclosure of the date through which subsequent events have been evaluated, with additional disclosure as to whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The date the financial statements were available to be issued is the date the financial statements are complete in a form and format that complies with GAAP and all approvals necessary for issuance have been obtained. SFAS 165 does not alter previous guidance regarding the recognition of events about conditions that existed at the balance sheet date and disclosures of other significant subsequent events that arose after the balance sheet date. The standard is effective for interim or annual financial periods ending after June 15, 2009. The Group does not expect the adoption of SFAS 165 will have a material impact to its financial statements.

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162,” (“SFAS 168”). SFAS 168 establishes the FASB Accounting Standards Codification TM (“Codification”) as the source of authoritative generally accepted accounting principles in the United States (“GAAP”) for nongovernmental entities. The Codification does not change GAAP. Instead, it takes the thousands of individual pronouncements that currently comprise GAAP and reorganizes them into approximately 90 accounting Topics, and displays all Topics using a consistent structure. Contents in each Topic are further organized first by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the Codification involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “FASB ASC”. Changes to the ASC subsequent to June 30, 2009 are referred to as Accounting Standards Updates (“ASU”).

In August 2009, the FASB issued Accounting Standards Update No. 2009-5, “Measuring Liabilities at Fair Value” (“ASU 2009-05”). ASU 2009-05 amends Accounting Standards Codification Topic 820, “Fair Value Measurements”. Specifically, ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of Topic 820 of the Accounting Standards Codification (e.g. an income approach or market approach). ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The Group does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

In September 2009, the Emerging Issues Task Force reached final consensus on ASU 2009-13, “Revenue Arrangements with Multiple Deliverables”. ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. The topic may be applied retrospectively or prospectively for new or materially modified arrangements and early adoption is permitted. The Group does not anticipate the adoption of this statement will have a material impact on its consolidated financial statements.

3.    Concentration of Risk

(a)    Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers but does not require collateral or other forms of security from its customers. The Group makes an allowance for doubtful accounts primarily based on the age of receivables and factors surrounding the credit risk of specific customers.

(b)    Concentration of customers

The Group sells its products to pharmaceutical distributors in the PRC and sales to distributors account for substantially all of the Group’s revenues. The Group does not have long-term distribution agreements and competes for desired distributors with other pharmaceutical manufacturers. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time-consuming. Any disruption of the Group’s distribution network, including its failure to renew existing distribution agreements with desired distributors, could negatively affect its ability to effectively sell its products and could materially and adversely affect its business, financial condition and results of operations. For the year ended December 31, 2006, two single customers contributed, on an individual basis, 13% and 11% of the Group’s total revenues, respectively. For the years ended December 31, 2007 and 2008, one single customer contributed 14% and 13% of the Group’s total revenues, respectively.

The Group derives substantially all of its revenue from the sales of one product, namely Hemocoagulase Atrox for Injection. Sales of the product accounted for 94%, 92% and 90% of the Group’s revenues for the years ended December 31, 2006, 2007 and 2008, respectively. As the Group expects the sales of the product to continue to comprise a substantial portion of revenues in the future, any factors adversely affecting the sales of the product will have a material adverse effect on the Group’s business, financial condition and results of operations.

(c)    Concentration of suppliers

A significant portion of the Group’s raw materials are sourced from its five largest suppliers who collectively accounted for 82%, 84%, 69% of the total raw material purchases for the years ended December 31, 2006, 2007 and 2008, respectively. For the year ended December 31, 2006, four single suppliers contributed, on an individual basis, 28%, 18%, 18% and 12%, respectively. For the years ended December 31, 2007 and 2008, two single suppliers contributed, on an individual basis, 56% and 10%, 33% and 17%, respectively.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

Failure to develop or maintain the relationships with these suppliers may cause the Group to be unable to manufacture its products. Any disruption in the supply of raw materials to the Group may adversely affect the Group’s business, financial condition and results of operations.

(d)    Price control

Certain medical products sold in the PRC are subject to retail price controls in the form of fixed prices or price ceilings. The fixed prices or the price ceilings of such medicines are published by the national and provincial price administration authorities from time to time. Although the Group sells its products through distributors, the controls over retail prices could have a corresponding effect on the wholesale prices. The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject, in certain cases, to notification to the provincial pricing authorities. Certain of the Group’s products, including its main product, Hemocoagulase Atrox for Injection, are subject to price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price controls, especially downward price adjustment, may negatively affect the Group’s revenue and profitability.

In addition, in order to access certain local or provincial-level markets, the Group is required to enter into competitive bidding processes for certain products, including its main product, every year or every other year with a pre-defined price range. The competitive bidding in effect sets price ceilings for the Group’s products, thereby limiting its profitability.

(e)    Current vulnerability due to certain other concentrations

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

The Group transacts substantially all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

4.    Acquisition of Non-controlling Interest

Since its establishment in 2002, Penglai Nuokang was controlled by Mr. Xue through his 60% equity interest, with the remaining 40% non-controlling interest held by a third party owner, Ronghai Group Beihai Co., Ltd. (“Ronghai Group”). In contemplation of the Restructuring (Note 1(e)), Mr. Xue sought to acquire the remaining 40% non-controlling interest from Ronghai Group, after which Mr. Xue would transfer 100% of the equity interest in Penglai Nuokang to the Group.

Pursuant to an equity purchase agreement (the “Agreement”) entered into on August 22, 2006 (which was also determined to be the acquisition date), Mr. Xue acquired the remaining 40% equity interest in Penglai Nuokang from Ronghai Group in exchange for RMB4,000,000 (the “Equity Purchase Consideration”). The Equity Purchase Consideration was assumed by Penglai Nuokang on behalf of Mr. Xue and there was no intention on the part of Mr. Xue to repay this amount to Penglai Nuokang.

On August 23, 2006, Mr. Xue transferred his 100% equity interests in Penglai Nuokang to the Group for RMB10,000,000 (Note 1(e)), which was accounted for as a legal reorganization of entities under common control in a manner similar to a pooling of interest using historical cost. The carrying values of the assets and liabilities of Penglai Nuokang transferred to the Group were comprised of (i) historical carrying values of the assets and liabilities underlying the original 60% equity interest held by Mr. Xue in Penglai Nuokang, and (ii) fair values of the assets and liabilities underlying the remaining 40% equity interest acquired from Ronghai Group on August 22, 2006 using the purchase method, pursuant to SFAS No. 141, “Business Combinations” (“SFAS 141”). The Group consolidated the financial position and results of operations of Penglai Nuokang for all the periods where common control can be established (which is since the inception of Penglai Nuokang), in accordance with SFAS 141.

The Agreement called for (a) land use right and certain property, plant and equipment (collectively the “Manufacturing Assets”) held by Penglai Nuokang to be transferred to Shandong Penglai Pharmaceutical Plant (“SDPP”), a wholly-owned subsidiary of Ronghai Group, in exchange for RMB13,900,000 (the “Manufacturing Assets Payment”); and (b) a right for Penglai Nuokang to continue to use those Manufacturing Assets for an initial period of eight years in exchange for total consideration of RMB14,100,000 (the “Manufacturing Assets Use Right Payment”), for which payments of RMB1,800,000 per annum will be made until December 31, 2009 and RMB1,600,000 per annum will be made thereafter until December 31, 2014.

According to the Agreement, the Equity Purchase Consideration and the Manufacturing Assets Payment shall be settled on a net basis, with the net balance of RMB9,900,000 (“Net Manufacturing Assets Payment”) payable at anytime within ten years from the date of the Agreement at the discretion of SDPP. The Manufacturing Assets are currently pledged as security for certain bank loans of Penglai Nuokang (Note 14), and therefore, the Agreement restricts Ronghai Group from selling or otherwise disposing of the Manufacturing Assets without the consent of Penglai Nuokang within the contractual period. Penglai Nuokang also has the option to extend the period over which it can use the Manufacturing Assets for a fee to be negotiated at the time of extension. If Penglai Nuokang does not exercise the option to extend, in addition to the Manufacturing Assets, certain intellectual properties owned by Penglai

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

Nuokang shall be transferred to SDPP for no consideration. Both Penglai Nuokang and SDPP can early terminate the right to use the Manufacturing Assets during the eight year period, though the terminating party will be obligated to pay the other party at the time of termination a penalty of RMB1,000,000 for each year of the remaining eight years. At the end of the initial eight years or, if extended, at the end of the extended period, the title and ownership of the Manufacturing Assets and certain intellectual properties will automatically be transferred to the SDPP.

Since Penglai Nuokang has continuing involvement in the Manufacturing Assets, the transaction does not qualify for sales-leaseback accounting pursuant to SFAS No. 98, “Accounting for Lease: Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term and Indirect Cost of Direct Financing Leases”.

The purchase of the 40% non-controlling interest from Ronghai Group was accounted for as a step acquisition using the purchase method for a total purchase consideration of RMB8,209,000, which equals the sum of (i) the present value of the Manufacturing Assets Use Right Payment less the Net Manufacturing Assets Payment; and (ii) the present value of the fair value at the end of eight years of the Manufacturing Assets to be given up. The Group determined the fair value of certain intellectual properties to be transferred to SDPP for no consideration should Penglai Nuokang decide not to extend the Manufacturing Assets Use Right at the end of eight years to be insignificant as no revenues are expected to be generated by the products associated with these intellectual properties in eight years.

The total purchase consideration is recorded as a long-term payable on the balance sheet with accreted interest charged to the consolidated statement of income through the dates of settlement.

The following table summarizes the fair value of the purchase price considerations and the Group’s 40% share of the fair value of the assets acquired and liabilities assumed at the date of acquisition. Penglai Nuokang is a pure manufacturing company and did not have in process research and development project as at acquisition date:

(RMB’000)
Net cash payable (the Manufacturing Assets Use Right Payment less the Net Manufacturing Assets Payment)	2,414
Fair value of Manufacturing Assets expected to be transferred to SDPP at the end of eight years
—Land use right	3,264
—Buildings	2,531

Total fair value of purchase price consideration	8,209

Net working capital acquired	(5,762)
Property, plant and equipment	8,208
Land use rights	2,391
Technical know-how	3,962
Deferred tax liabilities	(552)

Total fair value of the Group’s share of net assets acquired	8,247

Negative goodwill arising on acquisition	(38)

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

The Group determined that the fair value of the acquired assets and assumed liabilities at the acquisition date exceeded the fair value of purchase price consideration of the non-controlling interest acquired. As a result, the Company reduced the estimated fair value of its property, plant and equipment, land use rights and technical know-how by the excess amount of RMB38,262, on pro rata basis based on their relative fair values.

The estimated useful economic lives of the identifiable long-lived assets acquired are as follows:

Buildings	8 - 20 years
Plant and machinery	5 - 10 years
Motor vehicles	5 years
Furniture, fixtures and office equipment	5 - 10 years
Land use rights	8 years
Technical know-how	10 years

Since the Manufacturing Assets do not qualify for sales-leaseback accounting, the Group continues to carry the assets on its consolidated balance sheet and depreciate and amortize such assets to the end of the eight-year contractual period. It is the intention of the Group not to extend the eight-year contractual period because (i) the Group has built new production facilities in Shenyang City and plans to centralize all of its manufacturing activities; (ii) there is no bargain renewal option as renewal terms are subject to further commercial negotiation; and (iii) the penalty that would be imposed on Penglai Nuokang should the lease not be renewed did not constitute a significant penalty that would reasonably ensure a renewal. As such the Manufacturing Assets are expected to be transferred to the SDPP at the end of eight years, the expected residual value of the Manufacturing Assets at the date of the acquisition is determined to be equal to their fair values at the end of the eight years.

The following unaudited pro forma information for the year ended December 31, 2006 is presented as if the acquisition had occurred at the beginning of the period presented. The results of operations for Penglai Nuokang for the years ended December 31, 2007 and 2008 are already consolidated in the Group’s operating results.

The pro forma information presented is for comparative purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the acquisition had been completed on the dates indicated, nor is it indicative of future operating results or financial position. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

Pro forma (unaudited)
2006
(RMB’000)
Net revenue	121,661
Income before income tax	30,920
Net income	24,778
Net income per share—basic and diluted	RMB 0.25

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

5.    Restricted Cash

Restricted cash as of December 31, 2008, represents amounts held by a bank as security for the Group’s bills payable (Note 15) and is not available for the Group’s use.

6.    Accounts Receivable, Net

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
Accounts receivable	30,997	71,760	10,513
Less: Allowance for doubtful accounts	(580)	(448)	(66)

	30,417	71,312	10,447

As of December 31, 2007 and 2008, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
Balance, beginning of year	(307)	(580)	(85)
Additions for the current year	(273)	—	—
Deductions for the current year —Reversals	—	132	19

Balance, end of year	(580)	(448)	(66)

The (additions) deductions of allowance for doubtful accounts were (charged to) reversed against general and administration expenses for the years ended December 31, 2007 and 2008.

7.    Bills Receivable

To reduce the Group’s credit risk, the Group has required certain customers to pay for the purchase of the Group’s products using bills receivable. Bills receivable represent short-term notes receivable issued by financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally ranges from three to six months from the date of issuance. Historically, the Group has experienced no losses on bills receivable.

For the years ended December 31, 2006, 2007 and 2008, the Group entered into factoring arrangements with unrelated commercial banks, without recourse, on certain of its bills receivable in return for cash at a discount of their carrying value. The Group accounted for these factoring arrangements in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, pursuant to which transfers of bills receivable of the Group are considered sales when the Group surrenders control of the factored bills receivable. Surrender of control exists when all three criteria are met: a) there is legal isolation of the financial asset from the seller and its creditors, even in the event of bankruptcy or other receivership, b) the buyer has the unrestricted right to pledge or exchange the financial asset, and c) the seller does not retain effective control over the financial asset through agreement or otherwise enable the seller to unilaterally cause the buyer to return

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

financial assets. These factoring transactions are recorded as a reduction to bills receivable with the difference between cash received and the carrying value of the factored bills receivable recorded as interest expense in the consolidated statement of income. For the years ended December 31, 2006, 2007 and 2008, interest expense related to factoring transactions amounted to RMB212,660, RMB17,672 and RMB220,288 (US$32,271), respectively. As of December 31, 2007 and 2008, bills receivables discounted but not yet at maturity amounted to nil and RMB23,360,449 (US$3,422,174), respectively.

8.    Inventories

Inventories consist of the following:

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
Raw materials	1,095	474	70
Work-in-progress	3,473	6,074	889
Finished goods	1,259	2,204	323
Consumables and packaging materials	1,207	1,858	272

	7,034	10,610	1,554

The amounts of write-down of inventories recognized as an expense in cost of revenue for the years ended December 31, 2006, 2007 and 2008 were RMB405,374, RMB1,239,097, and nil, respectively.

9.    Prepayments and Other Receivables

Prepayments and other receivables consist of the following:

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
Prepayment for raw materials(i)	3,270	4,088	599
Loans receivable(ii)	3,200	—	—
Staff advances	4,999	2,201	322
Prepayment for purchase of intellectual property(iii)	1,668	440	64
Prepayment for an exclusive distribution right(iii)	—	10,000	1,465
Deferred initial public offering costs(iv)	—	5,277	773
Other receivables	352	410	61

	13,489	22,416	3,284

(i)	Prepayments for raw materials represent non-interest bearing cash deposits paid to suppliers for future purchases of raw materials. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits and monitored for recoverability on a regular basis by the Group. A charge to cost of revenue will be recognized in the period in which the advances are determined to be unrecoverable. To date, the Group has not experienced any loss on prepayment for raw materials.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

(ii)	Such loans were provided to third party companies whose owners are business associates of the shareholder of the Company. These loans were unsecured, non-interest bearing and repayable on demand.

(iii)	Prepayment for purchase of intellectual property as of December 31, 2007 mainly represents refundable deposits of RMB1,470,000 paid to a third party vendor for new drug technology of which collectability is reasonably assured. In August 2008, the transfer of the related intellectual property was not approved by the relevant PRC government authority. As a result, these deposits had been fully refunded to the Company in accordance with the original terms of the agreement.

The Group then entered into an exclusive distribution agreement with the third party vendor to market and distributed the new drug products. In accordance with the agreement, a refundable deposit of RMB10,000,000 was prepaid by the Group for the exclusive distribution right, representing the total contractual amount of RMB16,000,000 (US$2,343,910) in November 2008. The remaining RMB 6,000,000 was paid subsequent to December 31, 2008. This exclusive distribution right is valid for a period of 10 years commencing from the effective date being the earlier of six months from the contract signing date or the date of first product shipment received. Prior to the effective date, the contractual arrangement is cancellable at the right of the Group and the prepayment fully refundable. On June 28, 2009, a supplementary agreement was agreed between the Group and the third party vendor to extend the effective date as the earlier of twelve months from the contract signing date or the date of first product shipment received. As of December 31, 2008, the contract had not yet become effective.

(iv)	Amount represents the deferred costs incurred by the Group directly attributable to the Company’s IPO, which are incremental to the Group and will be charged against the gross proceeds received from the expected IPO.

10.    Property, Plant and Equipment, Net

Property, plant and equipment consist of the following:

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
Buildings	11,026	128,025	18,754
Plant and machinery	19,462	26,027	3,813
Motor vehicles	1,536	4,161	610
Furniture, fixtures and office equipment	3,071	4,394	644

	35,095	162,607	23,821
Less: Accumulated depreciation	(10,602)	(17,441)	(2,555)

	24,493	145,166	21,266
Construction-in-progress	94,536	4,513	661

	119,029	149,679	21,927

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

Depreciation expenses were RMB3,123,311, RMB2,983,000 and RMB6,956,192 (US$1,019,043) for the years ended December 31, 2006, 2007 and 2008, respectively, and were included in the following captions:

	2006	2007	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Cost of revenue	1,931	1,851	3,960	580
Research and development costs	333	255	625	92
Selling, marketing and distribution expenses	203	202	217	32
General and administrative expenses	656	675	2,154	315

	3,123	2,983	6,956	1,019

As of December 31, 2007 and 2008, certain machinery with carrying value of RMB9,304,000 and RMB6,647,400 (US$973,807) construction-in-progress with carrying value of RMB94,536,000 and nil and certain buildings with carrying value of nil and RMB113,024,433 (US$16,557,445), were pledged as securities for the Group’s short-term bank loans (Note 14).

As of December 31, 2007 and 2008, certain buildings with carrying value of RMB6,096,994 and RMB5,859,728 (US$858,417), respectively,, form part of the purchase consideration payable pursuant to an equity purchase agreement and are expected to be transferred to SDPP, a wholly-owned subsidiary of the former non-controlling owner of Penglai Nuokang, in year 2014 (Note 4).

11.    Land Use Rights, Net

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
Cost
Beginning of year	28,237	28,237	4,137
Additions	—	—	—

End of year	28,237	28,237	4,137

Accumulated amortization
Beginning of year	(692)	(1,111)	(163)
Charge for the year	(419)	(457)	(67)

End of year	(1,111)	(1,568)	(230)

Net book value, end of year	27,126	26,669	3,907

As of December 31, 2007, all the land use rights were pledged as securities for the Group’s short-term bank loans. As of December 31, 2008, land use right with carrying value of RMB21,613,808 (US$3,166,302) was pledged as securities for the Group’s short-term bank loans.

As of December 31, 2007 and 2008, certain land use right with carrying value of RMB5,905,000 and RMB5,892,814 (US$863,264), form part of the purchase consideration payable pursuant to an equity purchase agreement and is expected to be transferred to SDPP, a wholly-owned subsidiary of the former non-controlling owner of Penglai Nuokang, in year 2014 (Note 4).

For the each of the next five years, annual amortization expenses of the land use rights will be RMB456,000 (US$66,801).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

12.    Intangible Assets, Net

Intangible assets consist of the following:

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
Technical know-how	8,173	8,173	1,197
Less: Accumulated amortization	(1,296)	(1,836)	(269)

	6,877	6,337	928

As of December 31, 2007 and 2008, technical know-how with carrying amount of RMB2,180,000 (US$319,358) is not subject to amortization as such technical know-how has not been re-registered with SFDA (Note 2(i)).

For each of the next five years, annual amortization expenses of intangible assets are estimated to be approximately RMB540,000 (US$79,107) for the two years ending December 31, 2009 and 2010 and RMB760,000 (US$111,336) for the years thereafter.

13.    Investment

Details of investment are as follows:

Name	Place of establishment and operation	Registered capital	Attributable equity interest				Principal activities
			Directly held		Indirectly held
			2007	2008	2007	2008
Penglai Dengzhou Rural Credit Cooperatives Union (“PDRCCU”)	Shandong, PRC	27,000,000	—	—	1.11%	—	Banking and financing

Investment in equity security at each year end comprise of:

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
PDRCCU—cost method
Investment in unlisted equity, at cost	300	—	—

	300	—	—

PDRCCU is a private financial rural credit cooperation established in the PRC on December 15, 1989. The Group acquired 1.11% interests in PDRCCU on March 30, 2005 for cash consideration of RMB300,000. The Group disposed of its 1.11% interests to a third party in June 2008 for cash consideration of RMB300,000 (US$43,948).

The aforementioned investment was not readily marketable and a quoted market price was not readily available. The Group assesses its investment for other than temporary impairments when indicators of impairment arise, including adverse changes to the financial condition and

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

market environment of the investees. To date, the Group has not recognized any impairment losses on its investment.

14.    Short-term Bank Loans

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
Bank loans	50,380	72,430	10,611

Bank loans were secured/guaranteed by the following:

2007	2008		Secured/guaranteed by
(RMB’000)	(RMB’000)	(US$’000)
25,000	50,000	7,326	Secured by certain of the Group’s property, plant and equipment (Note 10), land use right (Note 11) and guaranteed by Mr. Xue (Note 23)

18,180	12,980	1,901	Guaranteed by other third parties whose owners are business associates of Mr. Xue (i)

6,700	9,000	1,318	Secured by certain of the Group’s property, plant and equipment (Note 10) and land use right (Note 11)

500	450	66	Secured by bills receivable

50,380	72,430	10,611

(i)	The Group paid no service fee for the provision of guarantees provided by the third parties.

All short-term bank loans are denominated in RMB and are from third party commercial banks, which bore interest at fixed interest rates between 6.156% and 11.299%. The weighted average interest rates of the Group’s short-term bank loans outstanding as of December 31, 2007 and 2008 were 8. 457% and 9.050% per annum, respectively. These short-term bank loans had terms of three months to one year and expired at various times throughout the year. These short-term bank loans contain no specific renewal terms and the extension is dependent on the negotiation between the Group and the banks.

The short-term bank loan agreements do not require the Group to comply with financial covenants.

15.    Bills Payable

Bills payable are used for settlement of the subsidiaries’ accounts payable to suppliers. Bills payable represents short-term notes payable issued by financial institutions that entitle the supplier to receive the full face amount from the financial institutions at maturity, which generally ranges from three to six months from the date of issuance. The bills payable were secured by the Group’s restricted cash (Note 5).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

16.    Accrued Expenses and Other Payables

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
Payable for purchase of property, plant and equipment	14,251	1,026	150
Accrued professional service fees	3,645	1,670	245
Value-added tax payable	3,427	3,092	453
Accrued advertising and consulting expenses	3,000	742	109
Accrued salaries, bonus and welfare expenses	1,797	2,114	310
Advance from customers(i)	1,031	746	109
Other tax payables	296	954	140
Others	1,365	1,614	234

	28,812	11,958	1,750

(i)	Advance from customers represents the prepayment from customers for finished goods and is non-interest bearing.

17.    Deferred Government Grants

During the years ended December 31, 2006, 2007 and 2008, the Group received RMB11,261,000, RMB5,400,000 and RMB8,134,000 (US$1,191,585), respectively, in government grants from the relevant PRC government authorities.

Of the grants received in years ended December 31, 2006 and 2008, RMB10,000,000, RMB6,560,000 (US$961,003), respectively, are required to be used towards the construction of the Group’s new manufacturing facilities located in Shenyang City of the PRC. Other than the restriction on use, these grants are not otherwise subject to adjustment or refund. The amortization of such government grants related to the Group’s new manufacturing facilities under construction has commenced as the related assets have been ready for use and commenced depreciation.

Of the grants received in years ended December 31, 2007 and 2008, RMB5,000,000 and RMB800,000 (US$117,196), respectively, are required to be used to reimburse the interest expense incurred by Liaoning Nuokang on bank loans borrowed to finance the construction of its production facilities and one of its research and development projects. The right to recognize the grants is conditional upon the approval by the relevant government authority of the interest expenses incurred. To the extent the Group capitalizes interest expenses related to the construction of production facilities in future years, the related grants is regarded as a reduction of capitalized interests, and will be amortized to reduce depreciation expenses over the estimated useful life of the related assets. The remaining non-capitalized grants will be recognized as a reduction of interest expenses in the same period that the approval is obtained. The Group deferred all such grants during the year ended December 31, 2007 as no relevant interest expense had been incurred and approved. For the year ended December 31, 2008, RMB4,787,417 (US$701,330) of the RMB5,000,000 (US$732,472) grants received in 2007 had been approved by the relevant government authority, out of which RMB520,952 (US$76,317) are related to the capitalized interests and are to be amortized to reduce the depreciation expense over the life of the related production facilities, and the non-capitalized portion of RMB4,266,465 (US$625,013) are recorded as reduction of interests expenses.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

The remaining portion of the government grants received in the years ended December 31, 2006, 2007 and 2008 is required to be used in research and development projects as authorized by the relevant PRC government authorities. Related to this restriction on use, the Group is required to provide the results of the underlying research and development projects upon completion, regardless of the result, for formal approval by the relevant government authority. As such, these grants are recognized when the formal approvals are obtained.

Movements in deferred government grants are as follows:

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
Balance at beginning of year	11,720	16,520	2,420
Additions	5,400	8,134	1,192
Amortization as a reduction of research and development expense	(600)	(774)	(113)
Amortization as a reduction of financial expense	—	(4,266)	(625)
Amortization as a reduction of depreciation of manufacturing facilities	—	(230)	(34)

Balance at end of year	16,520	19,384	2,840

18.    Series A Convertible Redeemable Preference Shares

The Company and a group of third party investors (the “Investors”) entered into a purchase agreement (the “Purchase Agreement”) on December 20, 2007 (the “Purchase Date”) whereby the Company issued in aggregate 25,796,662 Series A Redeemable Convertible Preference Shares at an issue price of US$0.6590 per share for gross proceeds of US$17,000,000 (RMB124,234,000). Significant terms of the Preference Shares are outlined below.

Voting rights

The holders of the Preference Shares shall have the same voting rights as the holders of ordinary shares. The holders of the Preference Shares and ordinary shares shall vote together as a single class on all matters. Each holder of ordinary shares shall be entitled to one vote for each ordinary share held, and each holder of Preference Shares shall be entitled to the number of votes equal to the number of ordinary shares into which such Preference Shares could be converted.

Dividends

The holders of the Preference Shares shall be entitled to receive Preference Shares dividend at a rate of 8% per annum of the original purchase price, in preference to any dividend on ordinary shares. The Preference Shares dividend is payable quarterly when, as and if declared by the board of directors of the Company. Such dividend shall not be cumulative.

Performance linked valuation adjustment (“PLVA”)

The PLVA is a performance ratchet that adjusts the conversion ratio. Under PLVA, if the Company’s audited consolidated net income for the year ending December 31, 2008, subject to

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007, and 2008

certain adjustments, is less than certain pre-determined amount, additional Preference Shares shall be issued to Preference Share holders at no cost. Such increase in shares shall be proportionate with the net income shortfall, subject to a 25% cap, or 6,449,166 shares. No additional Preference Shares were issued eventually as the 2008 audited consolidated net income after taking into consideration of the agreed adjustments did not trigger PLVA.

Liquidation preferences

Upon any voluntary or involuntary liquidation, winding up or cessation of business of the Company, the Preference Shareholders shall be entitled to receive distribution of assets and funds, prior to any ordinary share holders, of an amount equal to 130% of the original purchase price plus any declared and unpaid dividends.

Conversion feature

Each Preference Share is convertible at the option of the holder, at any time after the date of issuance of such shares, into such number of ordinary shares as determined by dividing the original purchase price by the applicable conversion price. As of December 31, 2008, the conversion price equaled the original purchase price of US$0.6590 per share.

Each Preference Share shall be automatically converted into ordinary shares at the applicable conversion price immediately upon the earlier of:

(i)	the Company’s qualified public offering, as defined in the Purchase Agreement; or

(ii)	a date specified by written consent or agreement of holders of at least 75% of the then outstanding Preference Shares, voting as a separate class.

The conversion price shall be adjusted under two scenarios:

(i)	if there was a share split or reverse share split, the conversion price should be adjusted proportionally

(ii)	if shares (either ordinary or preference shares) were subsequently issued at a lower price than the original conversion price (US$0.6590) of the Preference Shares, the conversion price shall be adjusted to the price of the newly issued shares.

Redemption features

At any time commencing on the third anniversary of the Purchase Date, at the request of any holder of the Preference Shares then outstanding, the Company shall redeem all the Preference Shares held by such holder and such other holders who elect to participate in the redemption, at a redemption price equal to the original purchase price plus 12% per annum return (simple and not compounded) for each year the Preference Shares were outstanding.

Accounting for the Preference Shares

The Preference Shares have been classified as mezzanine equity because their redemption is contingent on certain events which are not within the control of the Company. The Preference

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

Shares are not currently redeemable because none of the contingent redemption events have occurred and, to date, the Company has determined that they are not probable of occurring. The initial carrying value of the preference shares is accreted using the effective interest method to the redemption amount over the earliest redemption date.

The initial carrying value of the Preference Shares is the issuance price of the Preference Shares at the date of issuance.

The Company evaluated the Preference Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there was any beneficial conversion feature. The Company determined that the conversion option of the Preference Shares did not qualify for the scope exception of SFAS 133 paragraph 11(a) because the conversion price may be adjusted if the Company’s ordinary or preference shares are subsequently issued at a lower price than the original conversion price. However, the embedded conversion option did not qualify for derivative accounting because the Preference Shares are not readily convertible into cash as there is not a market mechanism in place for trading the underlying ordinary shares. The conversion price adjustments will no longer be applicable upon the successful completion of a qualified offering, at which time the Preference Shares will automatically convert into ordinary shares of the Company pursuant to the Purchase Agreement. The redemption options of the Preference Shares do not qualify for derivative accounting because the options do not require or permit net settlement.

Beneficial conversion feature exists when the effective conversion price of the Preference Shares is lower than the fair value of the ordinary shares at December 20, 2007. The intrinsic value of the beneficial conversion feature is allocated from the carrying value of the Preference Shares as a contribution to additional paid-in-capital. Since the conversion price of the Preference Shares is subject to adjustment arising from the PLVA, the effective conversion price used to calculate the beneficial conversion feature is determined at the commitment date as the most favorable conversion price that would be in effect at the conversion date, assuming there are no changes to the current circumstances except for the passage of time. The discount resulting from the beneficial conversion feature to the Preference Shares is then accreted to the earliest conversion date.

The fair value of the ordinary shares as of December 20, 2007, the commitment date, was taken from the valuation report of Sallmanns. The Group’s management is ultimately responsible for the determination of the fair value of the ordinary shares. As of the commitment date, the most favorable conversion price used to calculate the amount of the beneficial conversion feature was RMB3.8371 (US$0.5617), which reflects the most dilutive adjustment resulting from the PLVA. A beneficial conversion feature of RMB29,876,209 (US$4,376,697) was recognized through a credit to additional paid-in capital because the fair value per ordinary share at the commitment date was RMB4.7641 (US$0.6979), which was more than the most favorable conversion price. The discount from recording such beneficial conversion feature was accreted from the date of issuance to the earliest conversion date which is also the issuance date, and was treated as a return to the convertible redeemable preference shareholders.

A net accretion charge of RMB30,156,239 and RMB13,402,897 (US$1,963,449) were recorded as a reduction of net income available to ordinary shareholders for the years ended December 31, 2007 and 2008, respectively.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

The Company incurred issuance costs of RMB2,548,000 (US$373,268) directly attributable to the Preference Shares offering. Such costs were charged against the gross proceeds of the offering. These costs were not included in the calculation of the beneficial conversion feature, except for a reimbursement of RMB798,744 (US$117,011) to the investors for their offering expenses.

The carrying value of the Preference Shares as of December 31, 2008 is calculated as follows:

RMB’000
Proceeds from issuance of Preference Shares	124,234
Less: Issuance costs	(2,548)
Beneficial conversion feature	(29,877)

91,809
Add: Accretion	30,156

Balance as of December 31, 2007	121,965

Add: Accretion	13,403
Less: Foreign exchange translation gain	(8,123)

Balance as of December 31, 2008	127,245

Balance as of December 31, 2008 (US$’000)	18,641

19.    Shareholders’ Equity

(a)    Repurchase of ordinary shares

On December 20, 2007, the Company repurchased 4,552,352 ordinary shares from one of its shareholder, Anglo China, a company wholly-owned by Mr. Xue, at a purchase price of US$0.6590 per share for total consideration of RMB21,924,700 (US$3,211,846). The then fair value of these shares was US$0.6502 as determined based on an independent valuation prepared by Sallmanns. The Group’s management is ultimately responsible for the determination of the fair value of the ordinary shares. The excess amount of the total consideration over fair value of shares amounted to RMB292,627 (US$42,868) and was recorded as compensation expense in general and administration expenses for the year ended December 31, 2007. The Company cancelled these ordinary shares upon the completion of the repurchase.

(b)    Statutory reserves

PRC laws and regulations require wholly-owned foreign enterprises (“WOFE”), which includes all of the Company’s PRC subsidiaries, to provide for certain statutory reserve funds, namely, (i) general reserve fund and (ii) staff and workers’ bonus and welfare fund, which are appropriated from their annual net profit after tax (as reported in the entity’s PRC statutory accounts) but before dividend distribution. A WOFE is required to allocate at least 10% of its annual net profit after tax to the general reserve fund until the balance of such fund has reached 50% of its registered capital. Appropriation to the staff and workers’ bonus and welfare fund is at the discretion of the board of directors of the respective WOFE. The general reserve fund can only be used, upon approval by the relevant PRC authority, to offset accumulated losses or increase paid-in capital. The staff and workers’ bonus and welfare fund can only be used for

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

special bonuses or collective welfare of employees, and any assets acquired through this fund shall not be treated as assets of the Group. The aforementioned reserves are not distributable as dividends.

Additionally, in accordance with the relevant PRC laws and regulations, the Company’s VIE (being as a domestic enterprise) is required to provide statutory general reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

As a result, for the years ended December 31, 2006, 2007 and 2008, RMB3,057,000, RMB3,364,372 and RMB8,508,296 (US$1,246,418), respectively, have been appropriated to the statutory reserves (included in the Group’s retained earnings) by the Group’s PRC subsidiaries. As of December 31, 2007 and 2008, an analysis of the Group’s retained earnings is as follows:

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
Retained earnings
Restricted—statutory reserves	12,346	20,854	3,055
Unrestricted	14,299	56,008	8,205

	26,645	76,862	11,260

20.    Income Tax Expense

The Cayman Islands and Hong Kong

The Company is a tax exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries and VIE located in the PRC.

Surplus International, the Group’s wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax of 16.5% (2008: 16.5%, 2007 and 2006: 17.5%) on the estimated assessable profits arising in Hong Kong. Since Surplus International is a pure investment holding company, no provision for income tax has been made as it had no assessable profits during the years ended December 31, 2006, 2007 and 2008.

PRC

The Company’s subsidiaries and VIE registered in the PRC are subject to PRC enterprise income tax (“EIT”) on the taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC income tax laws. The general applicable EIT rate is 25% (2007 and 2006: 33%).

Liaoning Nuokang and Shenyang Shouzheng, recognized by the State Tax Bureau as “Hi-Tech Enterprises” located in the Shenyang Economic and Technology Development Zone in Liaoning

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

Province of the PRC, are entitled to a preferential EIT rate of 15%. Furthermore, being recognized as “Foreign Investment Manufacturing Enterprises” in December 2005 and October 2006, Liaoning Nuokang and Shenyang Shouzheng are entitled to full exemption of EIT for the first two years and a 50% reduction in EIT for the following three years (“Tax Holiday”), commencing from January 2006 and January 2007, respectively.

Penglai Nuokang, recognized as a “Foreign Investment Manufacturing Enterprise” in September 2006, is entitled to full exemption from EIT for the first two years and a 50% reduction in EIT for the following three years, commencing from September 2006. Despite the tax holiday started from September 2006, the calendar year 2006 was counted as the first year of such tax holiday.

During the 5th Session of the 10th National People’s Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law (the “New Corporate Income Tax Law”) was approved and became effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Under the New Corporate Income Tax Law and the rules related to implementation of the New Corporate Income Tax Law, enterprises that are “high and new technology enterprises strongly supported by the State” are entitled to a reduced income tax rate of 15%, subject to approval by, and receipt of a qualification certificate from relevant authorities. As of December 31, 2008, Liaoning Nuokang and Penglai Nuokang have been recognized by relevant authorities as “high and new technology enterprises” for each of the tax year from 2008 to 2010. New income tax rates have been applied in measuring deferred tax assets and liabilities resulting from temporary differences estimated to be realized after January 1, 2008. The applicable income tax rate for the Group’s subsidiaries in 2008 is 25%, except for certain subsidiaries which qualify for reduced tax rates under the New Corporate Income Tax Law during a transition period from 2008 to 2012.

The Group has minimal operations in jurisdictions other than the PRC. Income before income taxes consists of:

	2006	2007	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Cayman Islands	—	(438)	425	62
Hong Kong	(11)	30	4,593	673
The PRC	31,584	33,501	65,848	9,646

	31,573	33,093	70,866	10,381

The income tax (expense) benefit comprises:

	2006	2007	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
Current	(5,221)	(541)	(7,725)	(1,132)
Deferred	(960)	2,643	479	70

	(6,181)	2,102	(7,246)	(1,062)

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

The reconciliation of tax computed by applying the statutory income tax rate of 33% for the years ended December 31, 2006 and 2007 and 25% for the year ended December 31, 2008 applicable to the PRC operations to income tax expense (benefit) is as follows:

	2006	2007	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Income before income tax expense	31,573	33,093	70,866	10,381

Income tax computed at PRC statutory tax rate of 33% or 25%	10,419	10,921	17,717	2,595
Non-deductible staff costs	509	87	58	8
Non-deductible entertainment expenses	235	1,165	680	100
Other non-deductible expenses	508	1,365	1,789	262
Deferred tax expense	—	—	506	74
Income not subject to tax	—	—	(3,156)	(462)
Tax Holiday	(2,448)	(9,080)	(9,797)	(1,434)
Preferential tax rates	(5,165)	(3,765)	—	—
Changes in tax rates	2,123	(2,795)	(551)	(81)

	6,181	(2,102)	7,246	1,062

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	2006	2007	2008
Basic	RMB 0.024	RMB 0.091	RMB 0.103	US$	0.015

Diluted	RMB 0.024	RMB 0.091	RMB 0.103	US$	0.015

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

The components of deferred tax assets and liabilities are as follows:

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
Deferred tax assets:
Current:
Bad debt provision	91	77	11
Write down of inventories	20	—	—
Deferred government grants	—	—	—
Accruals	519	103	15
Sales cut off	152	—	—

	782	180	26

Non-current:
Property, plant and equipment	156	281	41
Research and development costs	198	—	—
Deferred government grants	2,227	3,707	543

	2,581	3,988	584

Total deferred tax assets	3,363	4,168	610

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
Deferred tax liabilities:
Current:
Welfare payable	64	—	—

	64	—	—

Non-current:
Property, plant and equipment—capitalized interest	44	292	43
Intangible assets	672	814	119

	716	1,106	162

Total deferred tax liabilities	780	1,106	162

Penglai Nuokong has not recorded a deferred tax asset on the outside basis difference in Nuokang Distribution, as such deferred tax asset is not anticipated to be recovered in the foreseeable future. The Group will continue to monitor the need for deferred taxes on the outside basis difference in Nuokang Distribution based on changes in Nuokang Distribution’s equity in future periods.

As of December 31, 2008, the Group intends to reinvest permanently the retained earnings of its PRC subsidiaries. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

As of December 31, 2008, the Group reported pre-paid income tax of RMB3,869,277 (US$566,827), related to tax due on inter-company sales between Group Companies.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

Effective from January 1, 2007, the Group adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of uncertain tax positions taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures related to uncertain tax positions.

The Group’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007 nor did it have any impact on the Group’s financial statements for the years ended December 31, 2007 and 2008. The Group has elected to classify interest and penalties related to an uncertain position, if and when required, as part of other expenses in the consolidated statements of income. No such amounts have been incurred or accrued through December 31, 2008 by the Group. The Group has no material unrecognized tax benefit which would affect the effective income tax rate. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. Based on existing PRC tax regulations, the tax years of Liaoning Nuokang, Shenyang Shouzheng, Penglai Nuokang, and Nuokang Distribution for the years ended December 31, 2006, 2007 and 2008 remain subject to examination by the tax authorities.

The New Corporate Income Tax Law stipulates that a PRC resident enterprise, which includes an enterprise established outside of PRC with its effective management and control located in PRC, will be subject to PRC income tax on its worldwide income. If the PRC tax authorities subsequently determine that the Company or Surplus International registered outside PRC should be deemed a resident enterprise, the Company or Surplus International registered outside PRC will be subject to PRC income tax at a rate of 25%. The Company will continue to monitor its tax status.

In addition, the New Corporate Income Tax Law provides that dividend income between qualified “resident enterprises” is exempted from the 10%, or a lower rate as provide by tax treaty or agreement if available, withholding tax on dividends paid to non-PRC enterprise shareholders. If the Company or Surplus International is considered a “non-resident enterprise,” dividends paid to Surplus International by our subsidiaries in the PRC (through our holding company structure) may be subject to the withholding tax.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

21.    Net Income Per Share

Basic and diluted net income per share for each of the period presented are calculated as follows:

	2006	2007	2008
	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)

Numerator:
Net income	26,304	35,195	63,620	9,319
Accretion of Preference Shares	—	(30,156)	(13,403)	(1,964)
Allocation to Preference Shares for participating rights to dividends	—	(326)	(9,458)	(1,386)

Income attributable to ordinary shareholders	26,304	4,713	40,759	5,969

Denominator:
Number of shares outstanding, opening	100,000,000	100,000,000	95,447,648	95,447,648
Weighted average number of shares repurchased (Note 19(a))	—	(149,666)	—	—

Weighted average number of shares outstanding—basic	100,000,000	99,850,334	95,447,648	95,447,648

Dilutive effect of convertible securities:
—Share options	—	—	13,193	13,193
—Preference Shares	—	—	—	—

Weighted average number of shares outstanding—diluted	100,000,000	99,850,334	95,460,841	95,460,841

Basic net income per share	RMB 0.26	RMB 0.05	RMB 0.43	US$ 0.06

Diluted net income per share	RMB 0.26	RMB 0.05	RMB 0.43	US$ 0.06

The effects of share options granted on December 19, 2007 and Preference Shares have been excluded from the computation of dilutive earnings per share for the year ended December 31, 2007 as they are anti-dilutive.

The effects of share options granted on October 11, 2008 and Preference Shares have been excluded from the computation of dilutive earnings per share for the year ended December 31, 2008 as they are anti-dilutive.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

On December 20, 2007, the Company issued Preference Shares (Note 18) that will convert automatically into common shares upon the completion of a qualified IPO. Assuming the conversion had occurred “on a hypothetical basis” on January 1, 2007, the pro forma basic and diluted net income per share for the year ended December 31, 2008 is calculated as follows:

	2008
	(RMB’000)	(US$’000)
	(unaudited)	(unaudited)
Numerator:
Net income attributable to ordinary shareholders	40,759	5,969
Pro forma effects of Preference Shares
Accretion of Preference Shares	13,403	1,964
Allocation to Preference Shares for participating rights to dividends	9,458	1,386

Numerator for pro forma basic and diluted net income per share	63,620	9,319

Denominator:
Number of shares outstanding, opening	95,447,648	95,447,648
Conversion of Preference Share to ordinary shares (25,796,662 shares)	25,796,662	25,796,662

Denominator for pro forma basic net income per share	121,244,310	121,244,310
Dilutive effect of Share options	13,193	13,193

Denominator for pro forma diluted net income per share	121,257,503	121,257,503

Pro forma basic net income per share (unaudited)	RMB 0.52	US$0.08

Pro forma diluted net income per share (unaudited)	RMB 0.52	US$0.08

22.    Share Option Plan

On December 19, 2007, the Company adopted a share option scheme (the “2007 Option Plan”) which allows the Company’s board of directors, at its discretion, to offer options to officers (including directors), employees and consultants of the Group to purchase up to 7,738,998 ordinary shares of the Company. As of December 31, 2007, 5,500,000 and 960,000 options have been granted to the employees and non-employees (consultants and former employees), respectively, at an exercise price of US$0.4613 (RMB3.1528) per share. On October 11, 2008, another 1,200,000 options have been granted to the employees and directors at an exercise price of US$0.7250 (RMB4.9551) per share. All options granted to employees vest over the related requisite service period of four years using a graded vesting schedule of 25% of the options vesting on each of the first, second, third and fourth anniversaries of the grant date. For consultants, a performance condition exists as the services are directly related to, and the options are vested upon, a qualified IPO. The former employee options vest upon the date when a qualified IPO is completed. All options granted to employees expire four years after their respective vest dates and options granted to non-employees expire after 7 days from the date of a qualified IPO.

On October 6, 2008, the Company adopted a share option scheme (the “2008 Option Plan’’) which allows the Company’s board of directors, at its discretion, to offer options to officers

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

(including directors), employees and consultants of the Group to purchase up to 1,800,000 ordinary shares of the Company. As of December 31, 2008, no options under 2008 Option Plan have been granted.

The binomial option pricing model was applied in determining the fair value of the options granted to employees and Black-Scholes pricing model in determining the fair value of the options granted to non-employees. These models require the input of highly subjective assumptions including the expected stock price volatility, the expected price multiple at which employees are likely to exercise share options and the expected employee forfeiture rate. The Company uses historical data and future expectation to estimate forfeiture rate, which is reassessed at each balance sheet date. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield in effect at the time of grant. The fair value of the ordinary shares was determined by Sallmanns. The Group’s management is ultimately responsible for the determination of the fair value of the ordinary shares.

(a)    Options granted to employees

The following table summarized the Company’s employee share option activity under the 2007 Option Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		(US$)	(Years)	(US$’000)
Outstanding, January 1, 2007	—	—
Granted	5,500,000	0.4613
Exercised	—	—
Forfeited	—	—

Outstanding, December 31, 2007	5,500,000	0.4613	6.47	1,039

Expected to vest at December 31, 2007	5,421,900	0.4613	6.47	1,024

Exercisable at December 31, 2007	—

Granted	1,200,000	0.7250
Exercised	—	—
Forfeited	220,000	0.5812

Outstanding, December 31, 2008	6,480,000	0.5061	5.61	1,896

Expected to vest at December 31, 2008	6,164,235	0.5061	5.61	1,798

Exercisable at December 31, 2008	1,345,000

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value for accounting purposes of the underlying stock at each reporting date, for those awards that have an exercise price currently below the fair value of the Company’s shares. As of December 31, 2008, the Company has options outstanding to purchase an aggregate of 6,330,000 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB12,939,977 (US$1,895,634).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

The Company has accounted for its options granted to employees as liability awards as the options are indexed to a foreign currency in addition to the Company’s share price. The share-based compensation liability is initially recognized at fair value on the date of grant and is subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested options over the vesting period. The Company has recognized compensation expenses using the straight-line method for liability classified share options granted with service conditions that have a graded vesting schedule. The fair value of the options granted to employees at the grant dates was determined to be RMB12,881,757 (US$1,898,000) and RMB2,920,819 (US$427,633) for 2007 and 2008 grants, respectively; as of December 31, 2007, the fair value was RMB12,881,757 for the 2007 grants; whereas that for the 2007 and 2008 grants were RMB15,680,664 (US$2,297,129) and RMB2,800,788 (US$410,300), respectively, as of December 31, 2008. RMB105,066 and RMB3,979,144 (US$582,592), were recorded as compensation expenses in captions consistent with the payroll cost classification of the grantees, with a corresponding credit to share-based compensation liability during the year ended December 31, 2007 and 2008 respectively.

The Company calculated the estimated fair value of the options on the grant date using the binomial option pricing model with the following assumptions:

	December 19, 2007	October 11, 2008
Suboptimal exercise factor	1.5	1.5
Risk-free interest rates	3.43% - 3.98%	2.83% - 3.86%
Expected volatility	46.34% - 60.04%	48.27% - 57.94%
Expected dividend yield	0%	0%
Fair value of share option	US$0.343	US$0.356

The Company calculated the estimated fair value of the options at each reporting date using the binomial option pricing model with the following assumptions:

	December 31, 2007	December 31, 2008
Suboptimal exercise factor	1.5	1.5
Risk-free interest rates	3.43% - 3.98%	1% - 1.62%
Expected volatility	46.34% - 60.04%	57.63% - 59.91%
Expected dividend yield	0%	0%

The Company applies an expected forfeiture rate in determining the fair value of the option grants on their respective grant date and at each reporting date. The estimation of the forfeiture rate was based primarily upon historical experience of employee turnover. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the year of revision, as well as in following years. During the year ended December 31, 2008, the Company increased the forfeiture rate for both the management group and the non-management group primarily due to changes in historical employee turnover rates.

As of December 31, 2008, there was RMB14,381,713 (US$2,106,840) of unrecognized share-based compensation cost related to share options issued to employees. RMB11,752,347 (US$1,721,653) and RMB2,629,366 (US$385,187) are expected to be recognized following the straight-line method over a period of 2.97 years and 3.78 years, respectively.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

(b)    Share options issued to non-employees

The following table summarized the Company’s non-employee share option activity under the 2007 Option Plan:

	Number of options	Weighted average exercise price	Aggregate intrinsic value
		(US$)	(US$’000)
Outstanding, January 1, 2007	—	—
Granted	960,000	0.4613
Exercised	—	—
Forfeited/ Cancelled	—	—

Outstanding, December 31, 2007	960,000	0.4613	181

Expected to vest at December 31, 2007	960,000	0.4613	181

Exercisable at December 31, 2007	—

Exercised	—	—
Forfeited/ Cancelled	—	—

Outstanding, December 31, 2008	960,000	0.4613	324

Expected to vest at December 31, 2008	960,000	0.4613	324

Exercisable at December 31, 2008	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value for accounting purposes of the underlying stock at each reporting date, for those awards that have an exercise price currently below the fair value of the Company’s shares. As of December 31, 2008, the Company has options outstanding to purchase an aggregate of 960,000 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB2,210,378 (US$323,808).

The Group records compensation expenses equal to the fair value of the share options at the measurement date. The measurement date is set upon a qualified IPO. The lowest aggregate fair value of non-employees options is zero since none of the options will be vested absent a qualified IPO. The fair value of the options granted to non-employees at grant date was determined to be RMB1,440,277.

The Company calculated the estimated fair value of the options on the grant date using the Black-Scholes pricing model with the following assumptions:

	December 19, 2007
Risk-free interest rates		3.19%
Expected term		0.8 - 1.2 years
Expected volatility		37.64% - 40.83%
Expected dividend yield		0%
Fair value of share option	US$	0.218 - US$0.226

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

23.    Related Party Transactions

Name of related party	Relationship with the Group
Mr. Xue	Ultimate shareholder of the Company
Pacific Pharma	The former equity investee of the Group(i)

(i)	The Group disposed its equity interests in Pacific Pharma to a third party in June 2007 and hence Pacific Pharma was no longer as a related party therefrom.

The movement of the related party balances is as follows:

	Pacific Pharma	Mr. Xue
	(RMB’000)	(RMB’000)
Balance as of January 1, 2007	12,585	(16,846)
Distribution to shareholder	—	12,000
Sales of goods	12,922	—
Cash receipts for sales of goods	(11,724)	—
US$ loan from shareholder	—	(43,882)
Repayment of loan from shareholder	—	40,174
Foreign currency translation gain for the US$ loan from shareholder	—	2,335
Collection of advance to a related party	(10,000)	—
Expenses paid by related party on behalf of the Group	—	(2,627)
Expenses paid by the Group on behalf of related party	—	5,544

Balance as of December 31, 2007	3,783	(3,302)

US$ loan from shareholder		(1,470)
Repayment of loan from shareholder		3,166
Foreign currency translation gain for the US$ loan from shareholder		371
Expenses paid by related party on behalf of the Group		(13,700)
Expenses paid by the Group on behalf of related party		12,909

Balance as of December 31, 2008		(2,026)

Balance as of December 31, 2008 (US$’000)		(297)

As of December 31, 2007, 2008 bank loans of the Group totaling RMB25,000,000 and RMB50,000,000 (US$7,324,471) respectively, was secured by certain of the Group’s property, plant and equipment, land use rights and guaranteed by Mr. Xue (Note 14).

As of December 31, 2007 and 2008 balances with related party were unsecured, non-interest bearing and repayable on demand.

24.    Employee Defined Contribution Plan

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at a rate of 13% to 20% on a standard salary as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

total amount of contributions of RMB699,494, RMB1,248,986 and RMB2,124,157 (US$311,177), for the years ended December 31, 2006, 2007 and 2008 respectively, were charged to expenses in the consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

25.    Commitments and Contingencies

(a)    Variable interest entity structure

Penglai Nuokang has entered into a series of contractual arrangements with Nuokang Distribution, pursuant to which Penglai Nuokang provides Nuokang Distribution with technical and consultancy services in exchange for fees, and Penglai Nuokang undertakes to provide financial support to Nuokang Distribution to the extent necessary for its operations. In addition, through the contractual agreements, Penglai Nuokang has the ability to control Nuokang Distribution. In the opinion of management, (i) the ownership structure of the Company, Penglai Nuokang and Nuokang Distribution are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with Penglai Nuokang, Nuokang Distribution and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with Nuokang Distribution are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with Nuokang Distribution is remote based on current facts and circumstances.

(b)    Pending arbitration

On November 15, 2007, the Company received an objection raised by Beijing Shunxin Agriculture Co., Ltd. (“Beijing Shunxin”), a company established in the PRC, in connection with one of the Group’s trademark under registration process with the PRC Trademark Office. Beijing Shunxin alleged that the Group was attempting to register the trademark for its products which imitated one of Beijing Shunxin’s trademarks used in a similar product of Beijing Shunxin. The Group has filed its response to the Trademark Office and is awaiting arbitration.

Litigation is subject to uncertainties and the outcome of individual litigated matters is not predictable with assurance. The directors of the Company do not believe a loss arising from the arbitration is probable. The Group believes that the plaintiff’s positions in the litigation are without merit and intends to vigorously defend itself in the litigation.

(c)    Purchase commitments

As of December 31, 2007 and 2008, the Group had outstanding purchase commitments in relation to construction-in-progress, office equipment and exclusive distribution right (Note 9) of RMB2,789,245 and RMB6,054,000 (US$886,877) respectively.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

On August 1, 2008, Liaoning Nuokang entered into a supply contract of snake venom, the primary raw material of the Group’s final product, with a foreign supplier. The unit prices are specified in the contract for snake venom purchase during the period from January 1, 2009 to August, 2011, but subject to mutual written confirmation between the supplier and the Company on an annual basis for adjustments taking into consideration currency rate fluctuations, changes in production costs, changes in environmental law, changes in government taxes and availability of the product. Minimum annual purchase volumes are also specified in the contract, totaling US$974,000 over the remainder of the contract. This amount is subject to change depending on annual adjustments to the unit price. Penalty of failure to meet the minimum quantity by either party will be 50% of the total missing deliveries, determined using the average unit price of the 12 latest invoices. As of December 31, 2008, the Group is not expected to incur any penalties in relation to failure of meeting minimum quantity for the year ended December 31, 2008. The term of this supply contract is three years and subject to automatic renewal. As of December 31, 2008, the aggregate amount of required minimum payment is as follows:

	2008
	(RMB’000)	(US$’000)
2009	2,620	384
2010	2,415	354
2011	1,610	236

	6,645	974

On October 30, 2008, Liaoning Nuokang entered into a product distribution agreement with a third party effective until December 31, 2014, which allows the Group to expand into other product sales. Under this agreement, the Group has minimum inventory purchase commitments of RMB1,336,000 (US$195,717) for 2009 and RMB7,188,000 (US$1,053,002) for each year thereafter until December 31, 2014.

(d)    Operating leases

As of December 31, 2008, the Group had minimum lease payments under non-cancellable operating leases in relation to office premises as follows:

	2008
	(RMB’000)	(US$’000)
2009	1,259	185
2010	361	53
2011	14	2

	1,634	240

The table above excludes the payment for the right to use the Manufacturing Assets (Note 25 (e)).

Total rental expense for the operating lease was RMB439,002, RMB353,529 and RMB1,473,376 (US$215,841) for the years ended December 31, 2006, 2007 and 2008, respectively. The terms of the leases do not contain rent escalation or contingent rents.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

(e)    Manufacturing assets use right payment

As of December 31, 2008, the Group had contractual future payments of RMB9,800,000 (US$1,435,645) to SDPP for which RMB1,800,000 (US$263,690) will be made until December 31, 2009 and RMB1,600,000 (US$234,391) per annum will be made thereafter until December 31, 2014 (Note 4) in connection with the acquisition of non-controlling interest in Penglai Nuokang.

(f)    Income tax

Effective from January 1, 2007, the Group adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Group has determined that there was no financial impact of adoption of FIN 48 by the end of 2008. Accordingly, the Company has not recorded any liabilities for adoption of FIN 48 for any of the periods presented.

26.    SUBSEQUENT EVENTS

In July 2009, Nuokang Distribution entered into a share subscription agreement (the “Share Subscription Agreement”) with Venomics Pty (“Venomics”) and Venomics Hong Kong Limited (“VHK”), the wholly-owned subsidiary of Venomics. Under the Share Subscription Agreement, Nuokang Distribution will subscribe for 133,333 shares of VHK representing 93% of total authorized capital of VHK, and Surplus International will subscribe for 125,000 shares of Venomics Pty, representing 10% of authorized capital of Venomics. The subscription amount for the shares in VHK will be HK$38,753,500 in cash, representing the equivalent of US$5,000,000 based on an agreed exchange rate of US$1:HK$7.7507. The subscription amount for the shares in Venomics will be US$500,000. The completion of the Share Subscription Agreement is pending certain conditions including obtaining appropriate regulatory approval and the determination of a completion date to be mutually agreed upon by all parties. The subscription consideration of US$500,000 and US$5,000,000 has been paid in September and October 2009, respectively. Subsequent events have been evaluated up until October 20, 2009.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

27.    Condensed Financial Information of the Company

Under PRC laws and regulations, the Company’s PRC subsidiaries and VIE are restricted in their ability to transfer certain of their net assets to the Company in the form of dividend payments, loans, or advances. The amount restricted include share capital and statutory reserve of PRC subsidiaries and net asset of VIE, as determined pursuant to PRC generally accepted accounting principles, totaling RMB167,944,592 (US$24,616,283) as of December 31, 2008.

Balance sheets

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
ASSETS
Current assets:
Cash and cash equivalents	2,199	1,071	157
Other receivables due from a subsidiary	100,073	92,999	13,623

Total current assets	102,272	94,070	13,780

Non-current assets:
Investment in subsidiaries	99,515	166,680	24,414

TOTAL ASSETS	201,787	260,750	38,194

LIABILITIES, PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	2,560	1,700	249

Share-based compensation liability	105	4,084	598

Total current liabilities	2,665	5,784	847

Convertible redeemable preference shares
Series A preference shares (25,800,000 shares authorized and 25,796,662 shares issued and outstanding with par value of US$0.0005, each as of December 31, 2007 and 2008)	121,965	127,245	18,641

Shareholders’ equity:
Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 95,447,648 shares issued and outstanding as of December 31, 2007 and 2008)	382	382	56
Additional paid-in capital	50,130	50,477	7,390
Retained earnings	26,645	76,862	11,260

Total shareholders’ equity	77,157	127,721	18,706

TOTAL LIABILITIES, PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY	201,787	260,750	38,194

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

For the years ended December 31, 2006, 2007 and 2008

Statements of income

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
General and administrative expenses	(398)	(1,214)	(178)
Other (loss) gains	(40)	1,637	240
Equity in profit of subsidiaries	35,633	63,197	9,257

Income before tax	35,195	63,620	9,319
Income tax	—	—	—

Net income	35,195	63,620	9,319

Statements of cash flows

	2007	2008
	(RMB’000)	(RMB’000)	(US$’000)
Net cash used in from operating activities	(40)	(1,475)	(216)
Net cash used in from investing activities	(100,071)	—	—
Net cash from financing activities	102,310	347	51

Cash at the beginning of year	—	2,199	322

Cash at the end of year	2,199	1,071	157

(a)    Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiary since inception. The Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

The Company records its investment in its subsidiary under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit of subsidiaries” on the statements of income.

The subsidiary did not pay any dividend to the Company for the periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b)    Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2008	September 30, 2009		Pro forma shareholder’s equity at September 30, 2009
		(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(US$’000)
			(unaudited)		Note 2(b) (unaudited)
ASSETS
Current assets:
Cash and cash equivalents		81,837	88,590	12,978
Restricted cash	3	20,000	21,300	3,120
Accounts receivable (net of allowance for doubtful accounts of RMB448,103 and RMB434,600 (US$63,666) as of December 31, 2008 and September 30, 2009 (unaudited), respectively	4	71,312	91,857	13,457
Bills receivable	5	8,134	12,599	1,846
Inventories	6	10,610	13,336	1,954
Prepayments and other receivables	7	22,416	32,916	4,820
Prepaid income tax		3,869	6,817	999
Amounts due from a related party	15	—	3,245	475
Deferred tax assets		180	386	57

Total current assets		218,358	271,046	39,706

Non-current assets:
Property, plant and equipment, net	8	149,679	156,227	22,886
Land use rights, net		26,669	26,326	3,857
Intangible assets, net		6,337	5,930	870
Other investments	9	—	5,414	794
Deferred tax assets		3,988	4,236	621

Total non-current assets		186,673	198,133	29,028

TOTAL ASSETS		405,031	469,179	68,734

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

		December 31, 2008			Pro forma shareholder’s equity at September 30, 2009
	Note		September 30, 2009
		(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(US$’000)
					Note 2(b)
			(unaudited)		(unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	10	72,430	94,180	13,797
Accounts payable		5,035	1,275	187
Bills payable		20,000	20,000	2,930
Accrued expenses and other payables		11,958	12,523	1,835
Income tax payable		4,227	3,065	449
Amount due to a related party	15	2,026	—	—
Unrecognized tax benefits	12	—	809	119
Share-based compensation liability	14	4,084	10,673	1,564

Total current liabilities		119,760	142,525	20,881

Non-current liabilities:
Deferred tax liabilities		1,106	1,353	198
Deferred government grants		19,384	18,438	2,701
Long-term payable		9,815	10,371	1,519

Total non-current liabilities		30,305	30,162	4,418

Commitments and contingencies	17

Convertible redeemable preference shares
Series A preference shares (25,800,000 shares authorized and 25,796,662 shares issued and outstanding with par value of US$0.0005, each as of December 31, 2008 and September 30, 2009 (unaudited))	11	127,245	138,155	20,239	—	—

Shareholders’ equity:
Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 95,447,648 shares issued and outstanding as of December 31, 2008 and September 30, 2009 (unaudited); 121,244,310 shares outstanding pro forma (unaudited))		382	382	56	470	69
Additional paid-in capital		50,477	50,477	7,395	188,544	27,621
Retained earnings		76,862	107,478	15,745	107,478	15,745

Total shareholders’ equity		127,721	158,337	23,196	296,492	43,435

TOTAL LIABILITIES, PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY		405,031	469,179	68,734

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

		For the Nine-Month Period Ended September 30,
	Note	2008	2009
		(RMB’000)	(RMB’000)	(US$’000)
		(unaudited)	(unaudited)
Net revenue		153,519	200,058	29,307
Cost of revenue		(20,602)	(24,809)	(3,634)

Gross profit		132,917	175,249	25,673

Operating expenses
Research and development costs		(4,921)	(6,392)	(936)
Selling, marketing and distribution expenses		(65,179)	(84,043)	(12,312)
General and administrative expenses		(22,508)	(30,596)	(4,482)

Total operating expenses		(92,608)	(121,031)	(17,730)

Operating profit		40,309	54,218	7,943
Interest income		957	881	129
Interest expense		(1,620)	(4,232)	(620)
Other income, net		6,802	416	61

Income before income tax expense and non-controlling interest	12	46,448	51,283	7,513
Income tax expense	12	(4,729)	(9,646)	(1,414)

Net income		41,719	41,637	6,099

Accretion of Series A convertible redeemable preference shares	13	(10,105)	(11,021)	(1,615)
Allocation to Series A convertible redeemable preference shares for participating rights to dividends	13	(7,131)	(6,969)	(1,021)

Net income attributed to ordinary shares	13	24,483	23,647	3,463

Net income per share
Basic	13	RMB 0.26	RMB 0.25	USD 0.04
Diluted	13	RMB 0.26	RMB 0.25	USD 0.04
Shares used in net income per share computation
Basic	13	95,447,648	95,447,648	95,447,648
Diluted	13	95,461,505	96,461,493	96,461,493
Pro forma net income per share
Basic	13	RMB 0.34	RMB 0.34	USD 0.05
Diluted	13	RMB 0.34	RMB 0.34	USD 0.05
Shares used in pro forma net income per share computation
Basic	13	121,244,310	121,244,310	121,244,310
Diluted	13	121,258,167	122,258,155	122,258,155

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Number of ordinary shares	Amount	Additional paid-in capital	Retained earnings	Total shareholders’ equity
			(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
			(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance as of December 31, 2007		95,447,648	382	50,130	26,645	77,157
Shareholder’s injection of capital		—	—	347	—	347
Accretion of Series A convertible redeemable preference shares	11	—	—	—	(10,105)	(10,105)
Net income for the period		—	—	—	41,719	41,719

Balance as of September 30, 2008		95,447,648	382	50,477	58,259	109,118

Balance as of December 31, 2008		95,447,648	382	50,477	76,862	127,721
Accretion of Series A convertible redeemable preference shares	11	—	—	—	(11,021)	(11,021)
Net income for the period		—	—	—	41,637	41,637

Balance as of September 30, 2009		95,447,648	382	50,477	107,478	158,337

Balance as of September 30, 2009 (US$’000)		95,447,648	56	7,395	15,745	23,196

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine-Month Period Ended September 30,
	2008	2009
	(RMB’000)	(RMB’000)	(US$’000)
	(unaudited)	(unaudited)
Cash flow from operating activities
Net income	41,719	41,637	6,099
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation expenses	2,816	6,589	964
Provision (reversal) of allowance for doubtful accounts	230	(13)	(2)
Write down of inventories	—	132	19
Depreciation of property, plant and equipment	4,576	7,584	1,111
Loss on disposal of property, plant and equipment	—	96	14
Amortization of land use rights	343	343	50
Amortization of intangible assets	407	407	60
Investment income	(13)	—	—
Accretion of interest for long-term payable	556	556	81
Deferred tax benefit	(634)	(207)	(30)
Foreign currency exchange gains	(8,801)	(114)	(17)

Changes in operating assets and liabilities, excluding the impact arising from acquisition of non-controlling interest:
Accounts and bills receivable	(34,992)	(24,997)	(3,662)
Inventories	(3,417)	(2,858)	(419)
Prepayments and other receivables	382	(3,773)	(552)
Prepaid income tax	(3,830)	(2,948)	(432)
Income tax payable	(706)	(1,162)	(170)
Unrecognized tax benefits	—	809	119
Accounts and bills payable	(1,457)	(3,760)	(551)
Accrued expenses and other payables	(6,297)	278	42
Deferred government grants	4,703	(946)	(139)

Net cash generated from operating activities	(4,415)	17,653	2,585

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

	For the Nine-Month Period Ended September 30,
	2008	2009
	(RMB’000)	(RMB’000)	(US$’000)
	(unaudited)	(unaudited)
Cash flow from investing activities
Purchase of property, plant and equipment	(42,102)	(14,668)	(2,149)
Prepayment for exclusive distribution rights	—	(6,000)	(878)
Proceeds from investment in equity securities	313	—	—
Payment for other investments	—	(5,414)	(794)
(Loan to) Repayment from a related party	(54)	541	80
Repayment from third parties	3,000	—	—

Net cash used in investing activities	(38,843)	(25,541)	(3,741)

Cash flow from financing activities
Pledge of restricted cash	—	(1,300)	(190)
Repayment of short-term bank loans	(50,380)	(72,529)	(10,625)
Proceeds from short-term bank loans	72,430	94,279	13,811
Repayment to a related party	(1,696)	(5,809)	(851)
Capital contribution from shareholder	347	—	—

Net cash generated from financing activities	20,701	14,641	2,145

Net (decrease) increase in cash and cash equivalents	(22,557)	6,753	989
Cash and cash equivalents at the beginning of period	112,589	81,837	11,989

Cash and cash equivalents at the end of period	90,032	88,590	12,978

Supplemental disclosures of cash flow information:
Interest expense paid	(3,475)	(4,232)	(620)
Income tax paid	(9,899)	(13,155)	(1,927)
Supplemental disclosures of non-cash activities:
Acquisition of property, plant and equipment included in accrued expenses and other payables	(4,261)	(204)	(30)
Accretion of Series A convertible redeemable preference shares	10,105	11,021	1,615
Accretion of interest for long-term payable	556	556	81

The accompanying notes are an integral part of the consolidated financial statements.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

1.    Basis of Presentation

These unaudited interim condensed consolidated financial statements of China Nuokang Bio-Pharmaceutical Inc. (the “Company”), its subsidiaries and variable interest entity (“VIE”) (collectively, the “Group”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Group’s audited consolidated financial statements for the year ended December 31, 2008. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the nine-month period ended September 30, 2009 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2009. The consolidated balance sheet as of December 31, 2008 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2008.

The Group is principally engaged in research, development, manufacture and distribution of pharmaceutical products in the People’s Republic of China (the “PRC”).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

As of December 31, 2008 and September 30, 2009, the unaudited interim condensed consolidated financial statements of the Company include the following subsidiaries and variable interest entity:

Name	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ownership		Principal activities
			December 31, 2008 and September 30, 2009 (unaudited)
			Direct	Indirect
Subsidiaries:
Surplus International Investments Limited (“Surplus International”)	August 26, 2005	Hong Kong	100%	—	Investment holding

Liaoning Nuokang Bio- Pharmaceutical Co., Ltd. (“Liaoning Nuokang”)	November 7, 1997	The PRC	—	100%	Sourcing and processing of raw materials for Penglai Nuokang

Shenyang Shouzheng Bio-Technology Co., Ltd. (“Shenyang Shouzheng”)	October 22, 2001	The PRC	—	100%	Performing research and development activities and manufacturing of certain auxiliary raw materials for Penglai Nuokang

Penglai Nuokang Pharmaceutical Co., Ltd. (“Penglai Nuokang”)	June 7, 2002	The PRC	—	100%	Manufacturing of pharmaceutical products

Variable interest entity:
Liaoning Nuokang Medicines Co., Ltd. (“Nuokang Distribution”)	December 3, 1999	The PRC	—	VIE	Distribution of pharmaceutical products

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

2.    Summary of Significant Accounting Polices

(a)    Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE for which a subsidiary of the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation. Results of acquired subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

(b)    Unaudited pro forma shareholders’ equity and unaudited pro forma net income per share

If an IPO is completed, all of the outstanding convertible redeemable preference shares (Note 11) will automatically convert into ordinary shares. Unaudited pro forma shareholders’ equity as of September 30, 2009, as adjusted for the assumed conversion of the convertible redeemable preference shares, is set forth on the unaudited interim condensed consolidated balance sheet. Unaudited pro forma net income per share, as adjusted for the assumed conversion of the convertible redeemable preference shares, is disclosed in the unaudited condensed consolidated statements of income and Note 13.

(c)    Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant estimates reflected in the Group’s consolidated financial statements include, but are not limited to, the recoverability of the carrying amount and estimated useful lives of long-lived assets, allowance for accounts receivable, realizable values for inventories, valuation allowance of deferred tax assets, purchase price allocation of its acquisitions and share-based compensation expenses. Changes in facts and circumstances may result in revised estimates. Actual results could differ from these estimates.

(d)    Convenience translation

Amounts in United States dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8262 on September 30, 2009 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(e)    Investment

The Group applies the equity method of accounting for investments in entities in which the Group has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 325 “Investments-other”.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

The cost method is used for investments in entities in which the Group does not have the ability to exercise significant influence, or in securities where fair value is not readily determinable.

Short-term investments include time deposits with financial institutions which have maturities of more than three months but less than one year from the date of deposit. The Group’s short-term investments are classified as held-to-maturity based on positive intent and ability to hold the investments to maturity. Income related to these investments is reported as a component of other income.

The Group monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investee companies, including current earnings trends and other company-specific information.

(f)    Fair value of financial instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, bills receivable, other receivables, bank loans, accounts payable, bills payable, income tax payable, balances with related parties and other payables, approximate their fair values because of the short maturity of these instruments. The share-based compensation liability is initially recognized at fair value on the date of grant and is subsequently remeasured at the end of each reporting period. The preference shares are initially recognized at fair value upon issuance and subsequently accreted to the redemption value using the effective interest rate method. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is allocated from the carrying value of the preference shares as a contribution to additional paid-in capital. The discount resulting from the beneficial conversion feature is amortized from the date of issuance to the earliest conversion date. The preference shares are then accreted to their respective redemption values using the effective interest method. The Group utilized Jones Lang LaSalle Sallmanns Limited (“Sallmanns”), an independent third party valuation firm, to determine the fair value of the preference shares and share options, although the Group’s management is ultimately responsible for the determination of all amounts related to the preference shares and share based compensation recorded in the consolidated financial statements.

(g)    Revenue recognition

The Company records revenue when the criteria of FASB ASC 605 “Revenue Recognition” are met. The Group recognizes revenue from the sale of pharmaceutical products when all of the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) the sales price is fixed or determinable; and 4) collectibility is reasonably assured. More specifically, the Group’s sales arrangements are evidenced by individual sales agreements or purchase orders based on master sales agreements. The customer takes title and assumes the risks and rewards of ownership of the products upon delivery of the products, which generally occurs at destination point. The product sales price stated in the sales contract or purchase order is final and not subject to adjustment. The Group’s products are subject to price

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009 control by the PRC government. The maximum prices of the products are published by the PRC price administration authorities from time to time. Any changes in product pricing announced by the PRC price administration authorities affect future sales transactions and do not impact sales that have already occurred, including those for which revenues have not yet been collected. There are no general rights of return on delivered products and no price protection is granted to customers. The Group assesses a customer’s creditworthiness before accepting sales orders. Based on the above, the Group records revenue upon delivery of the product to its customers.

Revenue is recognized net of all value-added taxes imposed by governmental authorities and collected from customers concurrent with revenue-producing transactions.

The Group has not offered any significant discounts or rebates to its customers nor does it provide for refunds in its sales contracts with customers.

(h)    Income taxes

The Group accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, the Group adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (“FIN 48”) (codified in FASB Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The cumulative effects of applying FIN 48, if any, is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Group’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007.

The Group has elected to classify interest and penalties related to an uncertain position, if and when required, as part of “interest expenses” and “other expenses”, respectively, in the unaudited interim condensed consolidated statements of income. No such amounts have been incurred or accrued through September 30, 2009 by the Group.

(i)    Recent accounting pronouncements

In June 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162,” (“SFAS 168”) (FASB Accounting Standards Update (“ASU”) 2009-01, which amends ASC Topic 105, “Generally

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

Accepted Accounting Principles”). SFAS 168 establishes the FASB Accounting Standards Codification TM (“Codification”) as the source of authoritative generally accepted accounting principles in the United States (“GAAP”) for nongovernmental entities. The Codification does not change GAAP. Instead, it takes the thousands of individual pronouncements that currently comprise GAAP and reorganizes them into approximately 90 accounting Topics, and displays all Topics using a consistent structure. Contents in each Topic are further organized first by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the Codification involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “FASB ASC”. Changes to the ASC subsequent to June 30, 2009 are referred to as Accounting Standards Updates (“ASU”).

In August 2009, the FASB issued Accounting Standards Update No. 2009-5, “Measuring Liabilities at Fair Value” (“ASU 2009-05”). ASU 2009-05 amends Accounting Standards Codification Topic 820, “Fair Value Measurements”. Specifically, ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of Topic 820 of the Accounting Standards Codification (e.g. an income approach or market approach). ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The Group does not anticipate that the adoption of this statement will have a material impact on its consolidated financial statements.

In September 2009, the Emerging Issues Task Force reached final consensus on ASU 2009-13, “Revenue Arrangements with Multiple Deliverables”. ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. The topic may be applied retrospectively or prospectively for new or materially modified arrangements and early adoption is permitted. The Group does not anticipate the adoption of this statement will have a material impact on its consolidated financial statements.

3.    Restricted Cash

As of December 31, 2008 and September 30, 2009, restricted cash of RMB20,000,000 and RMB20,000,000 (US$2,929,888) represents amounts held by a bank as security for the Group’s bills payable and is not available for the Group’s use. As of September 30, 2009, the remaining portion of the restricted cash represents amounts held by a bank as security for the Group’s letter of credit.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

4.    Accounts Receivable, Net

	December 31, 2008	September 30, 2009
	(RMB’000)	(RMB’000)	(US$’000)
		(unaudited)
Accounts receivable	71,760	92,292	13,521
Less: Allowance for doubtful accounts	(448)	(435)	(64)

	71,312	91,857	13,457

As of December 31, 2008 and September 30, 2009, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	December 31, 2008	September 30, 2009
	(RMB’000)	(RMB’000)	(US$’000)
		(unaudited)
Balance, beginning of year/period	(580)	(448)	(66)
Additions for the current year/period	—	(92)	(13)
Deductions for the current year/period —Reversals	132	105	15

Balance, end of year/ period	(448)	(435)	(64)

The deductions (addition) of allowance for doubtful accounts were reversed against (charged to) general and administration expenses for the year ended December 31, 2008 and the nine-month period ended September 30, 2009.

5. Bills Receivable

To reduce the Group’s credit risk, the Group has required certain customers to pay for the purchase of the Group’s products using bills receivable. Bills receivable represent short-term notes receivable issued by financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally ranges from three to six months from the date of issuance. Historically, the Group has experienced no losses on bills receivable.

For the nine-month period ended September 30, 2009, the Group entered into factoring arrangements with unrelated commercial banks, without recourse, on certain of its bills receivable in return for cash at a discount of their carrying value. The Group accounted for these factoring arrangements in accordance with FASB ASC Topic 860, “Transfers and Servicing”, pursuant to which transfers of bills receivable of the Group are considered sales when the Group surrenders control of the factored bills receivable. Surrender of control exists when all three criteria are met: a) there is legal isolation of the financial asset from the seller and its creditors, even in the event of bankruptcy or other receivership, b) the buyer has the unrestricted right to pledge or exchange the financial asset, and c) the seller does not retain

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009 effective control over the financial asset through agreement or otherwise enable the seller to unilaterally cause the buyer to return financial assets. These factoring transactions are recorded as a reduction to bills receivable with the difference between cash received and the carrying value of the factored bills receivable recorded as interest expense in the consolidated statement of income. For the nine-month periods ended September 30, 2008 and 2009, interest expense related to factoring transactions amounted to nil and RMB633,341 (US$92,781), respectively. As of December 31, 2008 and September 30, 2009, bills receivables discounted but not yet at maturity amounted to RMB23,360,449 and RMB34,227,658 (US$5,014,160), respectively.

6.    Inventories

Inventories consist of the following:

	December 31, 2008	September 30, 2009
	(RMB’000)	(RMB’000)	(US$’000)
		(unaudited)
Raw materials	474	634	93
Work-in-progress	6,074	7,738	1,134
Finished goods	2,204	3,641	533
Consumables and packaging materials	1,858	1,323	194

	10,610	13,336	1,954

The amounts of write-down of inventories recognized as an expense in cost of revenue for the nine-month periods ended September 30, 2008 and 2009 were nil and RMB132,397 (US$19,395), respectively.

7.    Prepayments and Other Receivables

Prepayments and other receivables consist of the following:

	December 31, 2008	September 30, 2009
	(RMB’000)	(RMB’000)	(US$’000)
		(unaudited)
Prepayment for raw materials(i)	4,088	4,810	705
Staff advances	2,201	4,574	670
Prepayment for purchase of intellectual property	440	—	—
Prepayment for an exclusive distribution right(ii)	10,000	16,000	2,344
Deferred initial public offering costs(iii)	5,277	5,970	875
Prepaid advertisement expenses	—	817	120
Other receivables	410	745	106

	22,416	32,916	4,820

(i)

Prepayments for raw materials represent non-interest bearing cash deposits paid to suppliers for future purchases of raw materials. The risk of loss arising from non-performance by or bankruptcy of the suppliers is assessed prior to making the deposits

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009 and monitored for recoverability on a regular basis by the Group. A charge to cost of revenue will be recognized in the period in which the advances are determined to be unrecoverable. To date, the Group has not experienced any loss on prepayment for raw materials.

(ii)	The Group entered into an exclusive distribution agreement with a third party vendor to market and distribute new drug product. In accordance with the agreement, a refundable deposit of RMB10,000,000 and RMB6,000,000 was prepaid by the Group for the exclusive distribution right, representing the total contractual amount of RMB16,000,000 (US$2,343,910) in November 2008 and March 2009, respectively. This exclusive distribution right is valid for a period of 10 years commencing from the effective date being the earlier of six months from the contract signing date or the date of first product shipment received. Prior to the effective date, the contractual arrangement is cancellable at the right of the Group and the prepayment fully refundable. On June 28, 2009, a supplementary agreement was agreed between the Group and the third party vendor to extend the effective date as the earlier of twelve months from the contract signing date or the date of first product shipment received. As of September 30, 2009, the contract had not yet become effective.

(iii)	Amount represents the deferred costs incurred by the Group directly attributable to the Company’s IPO, which are incremental to the Group and will be charged against the gross proceeds received from the expected IPO.

8.    Property, Plant and Equipment, Net

Property, plant and equipment consist of the following:

	December 31, 2008	September 30, 2009
	(RMB’000)	(RMB’000)	(US$’000)
		(unaudited)
Buildings	128,025	130,712	19,149
Plant and machinery	26,027	33,257	4,872
Motor vehicles	4,161	4,582	671
Furniture, fixtures and office equipment	4,394	5,215	764

	162,607	173,766	25,456
Less: Accumulated depreciation	(17,441)	(24,651)	(3,611)

	145,166	149,115	21,845
Construction-in-progress	4,513	7,112	1,041

	149,679	156,227	22,886

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

Depreciation expenses were RMB4,576,000 and RMB7,584,169 (US$1,111,038) for the nine-month periods ended September 30, 2008 and 2009, and were included in the following captions:

	For the Nine-Month Period Ended September 30,
	2008	2009
	(RMB’000)	(RMB’000)	(US$’000)
	(unaudited)	(unaudited)
Cost of revenue	2,848	3,849	563
Research and development costs	500	695	102
Selling, marketing and distribution expenses	353	162	24
General and administrative expenses	875	2,878	422

	4,576	7,584	1,111

As of December 31, 2008 and September 30, 2009, certain machinery with carrying value of RMB6,647,400 and RMB9,220,846 (US$1,350,802) and certain buildings with carrying value of RMB113,024,433, and RMB108,215,454 (US$15,852,957), respectively, were pledged as securities for the Group’s short-term bank loans (Note 10).

As of December 31, 2008 and September 30, 2009, certain buildings with carrying value of RMB5,859,728 and RMB5,681,778 (US$832,349), respectively, form part of the purchase consideration payable pursuant to an equity purchase agreement and are expected to be transferred to SDPP, a wholly-owned subsidiary of the former non-controlling owner of Penglai Nuokang, in year 2014.

9.    Other Investments

Other investments at each year end/ period comprise of:

			December 31, 2008	September 30, 2009
			(RMB’000)	(RMB’000)	(US$’000)
				(unaudited)
Investment fund, at cost	(i	)	—	2,000	294
Investment in unlisted equity, at cost	(ii	)	—	3,414	500

			—	5,414	794

(i).	Represents investment with amount of RMB2,000,000 to an investment fund which was set up on July 20, 2009. The investment is not freely tradable during the first six month commencing July 20, 2009 and its fair value is not readily determinable.

(ii).	The Group has subscribed 125,000 shares of Venomics Pty Limited (“Venomics”), representing 10% of authorized capital of Venomics on September 23, 2009 for cash consideration of US$500,000. The investment was not readily marketable and a quoted market price was not readily available.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

The Group assesses its investment for other than temporary impairments when indicators of impairment arise, including adverse changes to the financial condition and market environment of the investees. To date, the Group has not recognized any impairment losses on its investment.

10.    Short-term Bank Loans

	December 31, 2008	September 30, 2009
	(RMB’000)	(RMB’000)	(US$’000)
		(unaudited)
Bank loans	72,430	94,180	13,797

Bank loans were secured/ guaranteed by the following:

December 31, 2008	September 30, 2009		Secured/guaranteed by
(RMB’000)	(RMB’000)	(US$’000)
	(unaudited)
50,000	78,000	11,427	Secured by certain of the Group’s property, plant and equipment (Note 8), land use right and guaranteed by Mr. Xue (Note 15) and other subsidiaries of the Group

12,980	6,480	949	Guaranteed by other third parties whose owners are business associates of Mr. Xue (i)

9,000	7,000	1,025	Secured by certain of the Group’s property, plant and equipment (Note 8) and land use right

—	2,700	396	Secured by domestic letter of credit

450	—	—	Secured by bills receivable

72,430	94,180	13,797

(i)	The Group paid no service fee for the provision of guarantees provided by the third parties.

All short-term bank loans are denominated in RMB and are from third party commercial banks, which bore interest at fixed interest rates between 4.860% and 11.736%. The weighted average interest rates of the Group’s short-term bank loans outstanding as of December 31, 2008 and September 30, 2009 were 9.050% and 6.387% per annum, respectively. These short-term bank loans had terms of three months to one year and expired at various times throughout the year. These short-term bank loans contain no specific renewal terms and the extension is dependent on the negotiation between the Group and the banks.

The short-term bank loan agreements do not require the Group to comply with financial covenants.

11.    Series A Convertible Redeemable Preference Shares

The Company and a group of third party investors (the “Investors”) entered into a purchase agreement (the “Purchase Agreement”) on December 20, 2007 (the “Purchase Date”) whereby the Company issued in aggregate 25,796,662 Series A Redeemable Convertible Preference Shares at an issue price of US$0.6590 per share for gross proceeds of US$17,000,000 (RMB124,234,000).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

Accounting for the Preference Shares

The Preference Shares have been classified as mezzanine equity because their redemption is contingent on certain events which are not within the control of the Company. The Preference Shares are not currently redeemable because none of the contingent redemption events have occurred and, to date, the Company has determined that they are not probable of occurring. The initial carrying value of the preference shares is accreted using the effective interest method to the redemption amount over the earliest redemption date.

The initial carrying value of the Preference Shares is the issuance price of the Preference Shares at the date of issuance.

The Company evaluated the Preference Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there was any beneficial conversion feature. The Company determined that the conversion option of the Preference Shares did not qualify for the scope exception of FASB ASC Subtopic 815, “Derivatives and Hedging” because the conversion price may be adjusted if the Company’s ordinary or preference shares are subsequently issued at a lower price than the original conversion price. However, the embedded conversion option did not qualify for derivative accounting because the Preference Shares are not readily convertible into cash as there is not a market mechanism in place for trading the underlying ordinary shares. The conversion price adjustments will no longer be applicable upon the successful completion of a qualified offering, at which time the Preference Shares will automatically convert into ordinary shares of the Company pursuant to the Purchase Agreement. The redemption options of the Preference Shares do not qualify for derivative accounting because the options do not require or permit net settlement.

Beneficial conversion feature exists when the effective conversion price of the Preference Shares is lower than the fair value of the ordinary shares at December 20, 2007. The intrinsic value of the beneficial conversion feature is allocated from the carrying value of the Preference Shares as a contribution to additional paid-in-capital. Since the conversion price of the Preference Shares is subject to adjustment arising from the Performance Linked Valuation Adjustment (“PLVA”). The effective conversion price used to calculate the beneficial conversion feature is determined at the commitment date as the most favorable conversion price that would be in effect at the conversion date, assuming there are no changes to the current circumstances except for the passage of time. The discount resulting from the beneficial conversion feature to the Preference Shares is then accreted to the earliest conversion date.

The fair value of the ordinary shares as of December 20, 2007, the commitment date, was taken from the valuation report of Sallmanns. The Group's management is ultimately responsible for the determination of the fair value of the ordinary shares. As of the commitment date, the most favorable conversion price used to calculate the amount of the beneficial conversion feature was RMB3.8371 (US$0.5617), which reflects the most dilutive adjustment resulting from the PLVA. A beneficial conversion feature of RMB29,876,209 (US$4,376,697) was recognized through a credit to additional paid-in capital because the fair value per ordinary share at the commitment date was RMB4.7641 (US$0.6975), which was more than the most favorable

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009 conversion price. The discount from recording such beneficial conversion feature was accreted from the date of issuance to the earliest conversion date which is also the issuance date, and was treated as a return to the convertible redeemable preference shareholders.

A net accretion charge of RMB10,105,259 and RMB11,020,527 (US$1,615,304) were recorded as a reduction of net income available to ordinary shareholders for the nine-month periods ended September 30, 2008 and 2009, respectively.

The Company incurred issuance costs of RMB2,548,000 (US$373,268) directly attributable to the Preference Shares offering. Such costs were charged against the gross proceeds of the offering. These costs were not included in the calculation of the beneficial conversion feature, except for a reimbursement of RMB798,744 (US$117,011) to the investors for their offering expenses.

The carrying value of the Preference Shares are as follows:

RMB’000
(unaudited)
Balance as of December 31, 2007	121,965

Add: Accretion	10,105
Less: Foreign exchange translation gain	(8,414)

Balance as of September 30, 2008	123,656

Balance as of December 31, 2008	127,245

Add: Accretion	11,021
Less: Foreign exchange translation gain	(111)

Balance as of September 30, 2009	138,155

Balance as of September 30, 2009 (US$’000)	20,239

12.    Income Tax Expense

The Cayman Islands and Hong Kong

The Company is a tax exempt company incorporated in the Cayman Islands and conducts substantially all of its business through its subsidiaries and VIE located in the PRC.

Surplus International, the Group’s wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax of 16.5% (2008: 16.5%, 2007 and 2006: 17.5%) on the estimated assessable profits arising in Hong Kong. Since Surplus International is a pure investment holding company, no provision for income tax has been made as it had no assessable profits during the nine-month periods ended September 30, 2008 and 2009.

PRC

The Company’s subsidiaries and VIE registered in the PRC are subject to PRC enterprise income tax (“EIT”) on the taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC income tax laws. The general applicable EIT rate is 25% (2007 and 2006: 33%).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

Liaoning Nuokang and Shenyang Shouzheng, recognized by the State Tax Bureau as “Hi-Tech Enterprises” located in the Shenyang Economic and Technology Development Zone in Liaoning Province of the PRC, are entitled to a preferential EIT rate of 15%. Furthermore, being recognized as “Foreign Investment Manufacturing Enterprises” in December 2005 and October 2006, Liaoning Nuokang and Shenyang Shouzheng are entitled to full exemption of EIT for the first two years and a 50% reduction in EIT for the following three years (“Tax Holiday”), commencing from January 2006 and January 2007, respectively.

Penglai Nuokang, recognized as a “Foreign Investment Manufacturing Enterprise” in September 2006, is entitled to full exemption from EIT for the first two years and a 50% reduction in EIT for the following three years, commencing from September 2006. Despite the tax holiday started from September 2006, the calendar year 2006 was counted as the first year of such tax holiday.

During the 5th Session of the 10th National People’s Congress, which was concluded on March 16, 2007, the PRC Corporate Income Tax Law (the “New Corporate Income Tax Law”) was approved and became effective on January 1, 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Under the New Corporate Income Tax Law and the rules related to implementation of the New Corporate Income Tax Law, enterprises that are “high and new technology enterprises strongly supported by the State” are entitled to a reduced income tax rate of 15%, subject to approval by, and receipt of a qualification certificate from relevant authorities. As of September 30, 2009, Liaoning Nuokang and Penglai Nuokang have been recognized by relevant authorities as “high and new technology enterprises” for each of the tax year from 2008 to 2010. New income tax rates have been applied in measuring deferred tax assets and liabilities resulting from temporary differences estimated to be realized after January 1, 2008. The applicable income tax rate for the Group’s subsidiaries in 2008 is 25%, except for certain subsidiaries which qualify for reduced tax rates under the New Corporate Income Tax Law during a transition period from 2008 to 2012.

The Group has minimal operations in jurisdictions other than the PRC. Income before income taxes consists of:

	For the Nine-Month Period Ended September 30,
	2008	2009
	(RMB’000)	(RMB’000)	(US$’000)
	(unaudited)	(unaudited)
Cayman Islands	985	(1,464)	(214)
Hong Kong	5,141	(515)	(75)
The PRC	40,322	53,262	7,803

	46,448	51,283	7,513

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

The income tax (expense) benefit comprises:

	For the Nine-Month Period Ended September 30,
	2008	2009
	(RMB’000)	(RMB’000)	(US$’000)
	(unaudited)	(unaudited)
Current	(5,363)	(9,854)	(1,444)
Deferred	634	208	30

	(4,729)	(9,646)	1,414

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the nine-month periods ended September 30, 2008 and 2009 applicable to the PRC operations to income tax expense (benefit) is as follows:

	For the Nine-Month Period Ended September 30,
	2008	2009
	(RMB’000)	(RMB’000)	(US$’000)
	(unaudited)	(unaudited)
Income before income tax expense	46,448	51,283	7,513

Income tax computed at PRC statutory tax rate of 33% or 25%	11,612	12,821	1,879
Non-deductible staff costs	182	105	15
Non-deductible entertainment expenses	409	576	84
Other non-deductible expenses	656	4,124	605
Income not subject to tax	—	(639)	(94)
Tax Holiday	(6,755)	(7,254)	(1,062)
Preferential tax rates	(854)	—	—
Changes in tax rates	(521)	(87)	(13)

	4,729	9,646	1,414

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

For the Nine-Month Period Ended September 30,
	2008	2009
	(unaudited)	(unaudited)
Basic	RMB 0.071	RMB 0.076	USD 0.011

Diluted	RMB 0.071	RMB 0.075	USD 0.011

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

The components of deferred tax assets and liabilities are as follows:

	December 31, 2008	September 30, 2009
	(RMB’000)	(RMB’000)	(US$’000)
		(unaudited)
Deferred tax assets:
Current:
Bad debt provision	77	70	11
Write down of inventories	—	17	2
Deferred government grants	—	64	9
Accruals	103	235	35

	180	386	57

Non-current:
Property, plant and equipment	281	419	61
Deferred government grants	3,707	3,817	560

	3,988	4,236	621

Total deferred tax assets	4,168	4,622	678

	December 31, 2008	September 30, 2009
	(RMB’000)	(RMB’000)	(US$’000)
		(unaudited)
Deferred tax liabilities:
Non-current:
Property, plant and equipment —capitalized interest	292	279	41
Intangible assets	814	1,074	157

	1,106	1,353	198

Total deferred tax liabilities	1,106	1,353	198

Penglai Nuokang has not recorded a deferred tax asset on the outside basis difference in Nuokang Distribution, as such deferred tax asset is not anticipated to be recovered in the foreseeable future. The Group will continue to monitor the need for deferred taxes on the outside basis difference in Nuokang Distribution based on changes in Nuokang Distribution’s equity in future periods.

As of September 30, 2009, the Group intends to reinvest permanently the retained earnings of its PRC subsidiaries. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

As of September 30, 2009, the Group reported pre-paid income tax of RMB6,817,287 (US$998,694), related to tax due on inter-company sales between Group companies.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

Effective from January 1, 2007, the Group adopted FIN 48 (codified in ASC Topic 740), which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of uncertain tax positions taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures related to uncertain tax positions.

The Group’s adoption of FIN 48 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007. For the nine-month period ended September 30, 2009 (unaudited), the Group recorded a liability of RMB808,765 (US$118,480) for unrecognized tax benefits related to certain consulting income. It is possible that the amount of unrecognized tax benefits will change in the next 12 months, pending factors including changes due to the application and interpretation of the New Corporate Income Tax Law. However, an estimate of the range of the possible change cannot be made at this time. The Group has elected to classify interest and penalties related to an uncertain position, if and when required, as part of interest expenses and other expenses, respectively, in the consolidated statements of income. No such amounts have been incurred or accrued through September 30, 2009 by the Group. The total unrecognized tax benefits as of September 30, 2009, if recognized, would affect the Group’s effective income tax rate. The tax years ended December 31, 2006, 2007 and 2008 remain open to examination by the tax authorities.

The following table summarizes the activity related to the Group’s unrecognized tax benefits from January 1, 2009 to September 30, 2009:

RMB’000
(unaudited)
Balance as of January 1, 2009	—
Increases related to current period tax positions	809

Balance as of September 30, 2009	809

Balance as of September 30, 2009 (US$’000)	119

The New Corporate Income Tax Law stipulates that a PRC resident enterprise, which includes an enterprise established outside of PRC with its effective management and control located in PRC, will be subject to PRC income tax on its worldwide income. If the PRC tax authorities subsequently determine that the Company or Surplus International registered outside PRC should be deemed a resident enterprise, the Company or Surplus International registered outside PRC will be subject to PRC income tax at a rate of 25%. The Company will continue to monitor its tax status.

In addition, the New Corporate Income Tax Law provides that dividend income between qualified “resident enterprises” is exempted from the 10%, or a lower rate as provide by tax treaty or agreement if available, withholding tax on dividends paid to non-PRC enterprise shareholders. If the Company or Surplus International is considered a “non-resident enterprise,” dividends paid to Surplus International by our subsidiaries in the PRC (through our holding company structure) may be subject to the withholding tax.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

13.    Net Income Per Share

Basic and diluted net income per share for each of the period presented are calculated as follows:

	For the Nine-Month Period Ended September 30,
	2008	2009
	(RMB’000)	(RMB’000)	(US$’000)
	(unaudited)	(unaudited)
Numerator:
Net income	41,719	41,637	6,099
Accretion of Preference Shares	(10,105)	(11,021)	(1,615)
Allocation to Preference Shares for participating rights to dividends	(7,131)	(6,969)	(1,021)

Income attributable to ordinary shareholders	24,483	23,647	3,463

Denominator:
Number of shares outstanding, opening	95,447,648	95,447,648	95,447,648
Weighted average number of shares repurchased	—	—	—

Weighted average number of shares outstanding—basic	95,447,648	95,447,648	95,447,648

Dilutive effect of convertible securities:
—Share options	13,857	1,013,845	1,013,845
—Preference Shares	—	—	—

Weighted average number of shares outstanding—diluted	95,461,505	96,461,493	96,461,493

Basic net income per share	RMB 0.26	RMB 0.25	USD 0.04

Diluted net income per share	RMB 0.26	RMB 0.25	USD 0.04

The effects of share options granted on October 11, 2008 and Preference Shares have been excluded from the computation of dilutive earnings per share for the nine-month periods ended September 30, 2008 and 2009, respectively, as they are anti-dilutive.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

On December 20, 2007, the Company issued Preference Shares that will convert automatically into common shares upon the completion of a qualified IPO. Assuming the conversion had occurred “on a hypothetical basis” on January 1, 2007, the pro forma basic and diluted net income per share for the nine-month period ended September 30, 2009 is calculated as follows:

	For the Nine-Month Period Ended September 30, 2009
	(RMB’000)	(US$’000)
	(unaudited)
Numerator:
Net income attributable to ordinary shareholders	23,647	3,463
Pro forma effects of Preference Shares
Accretion of Preference Shares	11,021	1,615
Allocation to Preference Shares for participating rights to dividends	6,969	1,021

Numerator for pro forma basic and diluted net income per share	41,637	6,099

Denominator:
Number of shares outstanding, opening	95,447,648	95,447,648
Conversion of Preference Share to ordinary shares (25,796,662 shares)	25,796,662	25,796,662

Denominator for pro forma basic net income per share	121,244,310	121,244,310
Dilutive effect of Share options	1,013,845	1,013,845

Denominator for pro forma diluted net income per share	122,258,155	122,258,155

Pro forma basic net income per share	RMB 0.34	USD 0.05

Pro forma diluted net income per share	RMB 0.34	USD 0.05

14.    Share Option Plan

On December 19, 2007, the Company adopted a share option scheme (the “2007 Option Plan”) which allows the Company’s board of directors, at its discretion, to offer options to officers (including directors), employees and consultants of the Group to purchase up to 7,738,998 ordinary shares of the Company. As of December 31, 2007, 5,500,000 and 960,000 options have been granted to the employees and non-employees (consultants and former employees), respectively, at an exercise price of US$0.4613 (RMB3.1528) per share. On October 11, 2008, another 1,200,000 options have been granted to the employees and directors at an exercise price of US$0.7250 (RMB4.9551) per share. All options granted to employees vest over the related requisite service period of four years using a graded vesting schedule of 25% of the options vesting on each of the first, second, third and fourth anniversaries of the grant date. For consultants, a performance condition exists as the services are directly related to, and the options are vested upon, a qualified IPO. The former employee options vest upon the date when a qualified IPO is completed. All options granted to employees expire four years after their respective vest dates and options granted to non-employees expire after 7 days from the date of a qualified IPO.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

On October 6, 2008, the Company adopted a share option scheme (the “2008 Option Plan”) which allows the Company’s board of directors, at its discretion, to offer options to officers (including directors), employees and consultants of the Group to purchase up to 1,800,000 ordinary shares of the Company. As of September 30, 2009, no options under 2008 Option Plan have been granted.

The binomial option pricing model was applied in determining the fair value of the options granted to employees and Black-Scholes pricing model in determining the fair value of the options granted to non-employees. These models require the input of highly subjective assumptions including the expected stock price volatility, the expected price multiple at which employees are likely to exercise share options and the expected employee forfeiture rate. The Company uses historical data and future expectation to estimate forfeiture rate, which is reassessed at each balance sheet date. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Bills yield in effect at the time of grant. The fair value of the ordinary shares was determined by Sallmanns. The Group's management is ultimately responsible for the determination of the fair value of the ordinary shares.

(a)    Options granted to employees

The following table summarized the Company’s employee share option activity under the 2007 Option Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		(US$)	(Years)	(US$’000)
Outstanding, December 31, 2008 and January 1, 2009	6,480,000	0.5061	5.61	1,896

Granted	—
Exercised	—
Forfeited	150,000	0.4613

Outstanding, September 30, 2009	6,330,000	0.5071	4.86	3,405

Expected to vest at September 30, 2009	6,127,500	0.5071	4.86	3,296

Exercisable at September 30, 2009	1,345,000

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value for accounting purposes of the underlying stock at each reporting date, for those awards that have an exercise price currently below the fair value of the Company’s shares. As of September 30, 2009, the Company has options outstanding to purchase an aggregate of 6,330,000 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB23,245,832 (US$3,405,384).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

The Company has accounted for its options granted to employees as liability awards as the options are indexed to a foreign currency in addition to the Company’s share price. The share-based compensation liability is initially recognized at fair value on the date of grant and is subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested options over the vesting period. The Company has recognized compensation expenses using the straight-line method for liability classified share options granted with service conditions that have a graded vesting schedule. The fair value of the options granted to employees at the grant dates was determined to be RMB12,881,757 (US$1,898,000) and RMB2,920,819 (US$427,633) for the 2007 and 2008 grants, respectively. As of September 30, 2009, the fair values were RMB22,680,284 (US$3,332,534) and RMB3,909,012 (US$572,648) for the 2007 and 2008 grants, respectively; whereas that for the 2007 grant was RMB15,197,590 as of September 30, 2008. RMB2,815,733 and RMB6,587,901 (US$965,091) were recorded as compensation expenses in captions consistent with the payroll cost classification of the grantees, with a corresponding credit to share-based compensation liability during the nine month periods ended September 30, 2008 and 2009, respectively.

The Company calculated the estimated fair value of the options on the grant date using the binomial option pricing model with the following assumptions:

	December 19, 2007	October 11, 2008
Suboptimal exercise factor	1.5	1.5
Risk-free interest rates	3.43% - 3.98%	2.83% - 3.86%
Expected volatility	46.34% - 60.04%	48.27% - 57.94%
Expected dividend yield	0%	0%
Fair value of share option	US$0.343	US$0.356

The Company calculated the estimated fair value of the options at each reporting date using the binomial option pricing model with the following assumptions:

	September 30, 2008	December 31, 2008	September 30, 2009
Suboptimal exercise factor	1.5	1.5	1.5
Risk-free interest rates	2.83% - 3.86%	1% - 1.62%	2.13% - 3.22%
Expected volatility	48.27% - 57.94%	57.63% - 59.91%	62.83% - 64.38%
Expected dividend yield	0%	0%	0%

The Company applies an expected forfeiture rate in determining the fair value of the option grants on their respective grant date and at each reporting date. The estimation of the forfeiture rate was based primarily upon historical experience of employee turnover. To the extent the Company revises this estimate in the future, the share-based payments could be materially impacted in the year of revision, as well as in following years. During the nine-month period ended September 30, 2009, the Company increased the forfeiture rate for both the management group and the non-management group primarily due to changes in historical employee turnover rates.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

As of September 30, 2009, there was RMB15,907,447 (US$2,330,352) of unrecognized share-based compensation cost related to share options issued to employees. RMB12,952,052 (US$1,897,403) and RMB2,955,395 (US$432,949) are expected to be recognized following the straight-line method over a period of 2.22 years and 3.03 years, respectively.

(b)    Share options issued to non-employees

The following table summarized the Company’s non-employee share option activity under the 2007 Option Plan:

	Number of options	Weighted average exercise price	Aggregate intrinsic value
		(US$)	(US$’000)
Outstanding, December 31, 2008 and January 1, 2009	960,000	0.4613	324

Exercised	—	—
Forfeited/ Cancelled	—	—

Outstanding, September 30, 2009	960,000	0.4613	560

Expected to vest at September 30, 2009	960,000	0.4613	560

Exercisable at September 30, 2009	—

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value for accounting purposes of the underlying stock at each reporting date, for those awards that have an exercise price currently below the fair value of the Company’s shares. As of September 30, 2009, the Company has options outstanding to purchase an aggregate of 960,000 shares with an exercise price below the fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB3,825,730 (US$560,448).

The Group records compensation expenses equal to the fair value of the share options at the measurement date. The measurement date is set upon a qualified IPO. The lowest aggregate fair value of non-employees options is zero since none of the options will be vested absent a qualified IPO. The fair value of the options granted to non-employees at grant date was determined to be RMB1,440,277.

The Company calculated the estimated fair value of the options on the grant date using the Black-Scholes pricing model with the following assumptions:

December 19, 2007
Risk-free interest rates	3.19%
Expected term	0.8 - 1.2 years
Expected volatility	37.64%-40.83%
Expected dividend yield	0%
Fair value of share option	US$0.218 - US$0.226

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

15.    Related Party Transactions

Name of related party	Relationship with the Group
Mr. Xue	Ultimate shareholder of the Company

The movement of the related party balances is as follows:

Mr. Xue
(RMB’000)
(unaudited)
Balance as of December 31, 2007	(3,302)

US$ loan from shareholder	(1,470)
Repayment of loan from shareholder	3,166
Foreign currency translation gain for the US$ loan from shareholder	387
Expenses paid by related party on behalf of the Group	(12,132)
Expenses paid by the Group on behalf of related party	12,186

Balance as of September 30, 2008	(1,165)

Foreign currency translation loss for the US$ loan from shareholder	(16)
Expenses paid by related party on behalf of the Group	(1,568)
Expenses paid by the Group on behalf of related party	723

Balance as of December 31, 2008	(2,026)

Foreign currency translation gain for the US$ loan from shareholder	3
Repayment of loan from shareholder	5,809
Expenses paid by related party on behalf of the Group	547
Expenses paid by the Group on behalf of related party	(1,088)

Balance as of September 30, 2009	3,245

Balance as of September, 2009 (US$’000)	475

As of December 31, 2008 and September 30, 2009, bank loans of the Group totaling RMB50,000,000 and RMB78,000,000 (US$11,426,562), respectively, was secured by certain of the Group’s property, plant and equipment, land use rights and guaranteed by Mr. Xue and inter- companies (Note 10).

As of December 31, 2008 and September 30, 2009, balances with related party were unsecured, non-interest bearing and repayable on demand.

16.    Employee Defined Contribution Plan

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at a rate of 13% to 20% on a standard salary as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB1,566,634 and RMB1,951,938 (US$285,948) for the nine-month periods ended

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

September 30, 2008 and 2009, respectively, were charged to expenses in the consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

17.    Commitments and Contingencies

(a)     Variable interest entity structure

Penglai Nuokang has entered into a series of contractual arrangements with Nuokang Distribution, pursuant to which Penglai Nuokang provides Nuokang Distribution with technical and consultancy services in exchange for fees, and Penglai Nuokang undertakes to provide financial support to Nuokang Distribution to the extent necessary for its operations. In addition, through the contractual agreements, Penglai Nuokang has the ability to control Nuokang Distribution. In the opinion of management, (i) the ownership structure of the Company, Penglai Nuokang and Nuokang Distribution are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with Penglai Nuokang, Nuokang Distribution and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with Nuokang Distribution are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with Nuokang Distribution is remote based on current facts and circumstances.

(b)    Pending arbitration

On November 15, 2007, the Company received an objection raised by Beijing Shunxin Agriculture Co., Ltd. (“Beijing Shunxin”), a company established in the PRC, in connection with one of the Group’s trademark under registration process with the PRC Trademark Office. Beijing Shunxin alleged that the Group was attempting to register the trademark for its products which imitated one of Beijing Shunxin’s trademarks used in a similar product of Beijing Shunxin. The Group has filed its response to the Trademark Office and is awaiting arbitration.

Litigation is subject to uncertainties and the outcome of individual litigated matters is not predictable with assurance. The directors of the Company do not believe a loss arising from the arbitration is probable. The Group believes that the plaintiff’s positions in the litigation are without merit and intends to vigorously defend itself in the litigation.

(c)    Purchase commitments

As of December 31 2008 and September 30 2009, the Group had outstanding purchase commitments in relation to construction-in-progress, office equipment and exclusive distribution right of RMB6,054,000, and RMB298,950 (US$43,794), respectively.

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

On August 1, 2008, Liaoning Nuokang entered into a supply contract of snake venom, the primary raw material of the Group's final product, with a foreign supplier. The unit prices are specified in the contract for snake venom purchase during the period from January 1, 2009 to August, 2011, but subject to mutual written confirmation between the supplier and the Company on an annual basis for adjustments taking into consideration currency rate fluctuations, changes in production costs, changes in environmental law, changes in government taxes and availability of the product. Minimum annual purchase volumes are also specified in the contract, totaling US$974,000 over the remainder of the contract. This amount is subject to change depending on annual adjustments to the unit price. Penalty of failure to meet the minimum quantity by either party will be 50% of the total missing deliveries, determined using the average unit price of the 12 latest invoices. As of September 30, 2009, the Group is not expected to incur any penalties in relation to failure of meeting minimum quantity for the year ended December 31, 2009. The term of this supply contract is three years and subject to automatic renewal. As of September 30, 2009, the aggregate amount of required minimum payment is as follows:

	September 30, 2009
	(RMB’000)	(US$’000)
	(unaudited)
Within the three-month period from October 1, 2009 to December 31, 2009	1,749	256
2010	2,418	354
2011	1,612	236

	5,779	846

On October 30, 2008, Liaoning Nuokang entered into a product distribution agreement with a third party effective until December 31, 2014, which allows the Group to expand into other product sales. Under this agreement, the Group has minimum inventory purchase commitments of nil for the next three months from October 1, 2009 to December 31, 2009 and RMB7,188,000 (US$1,053,002) for each year thereafter until December 31, 2014.

(d)    Operating leases

As of September 30, 2009, the Group had minimum lease payments under non-cancellable operating leases in relation to office premises as follows:

	September 30, 2009
	(RMB’000)	(US$’000)
	(unaudited)
Within the three-month period from October 1, 2009 to December 31, 2009	253	37
2010	482	71
2011	27	4

	762	112

The table above excludes the payment for the right to use the Manufacturing Assets (Note 17 (e)).

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (CONT’D)

As of December 31, 2008 and September 30, 2009 and

for the nine-month periods ended September 30, 2008 and 2009

Total rental expense for the operating lease was RMB938,163 and RMB1,202,326 (US$176,134) for the nine-month periods ended September 30, 2008 and 2009, respectively. The terms of the leases do not contain rent escalation or contingent rents.

(e)    Manufacturing assets use right payment

As of September 30, 2009, the Group had contractual future payments of RMB8,450,000 (US$1,237,878) to SDPP for which RMB450,000 (US$65,922) will be made until December 31, 2009 and RMB1,600,000 (US$234,391) per annum will be made thereafter until December 31, 2014 in connection with the acquisition of non-controlling interest in Penglai Nuokang.

(f)    Income tax

Effective from January 1, 2007, the Group adopted FIN 48 (codified in ASC Topic Info), which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Group has determined that there was no financial impact of adoption of FIN 48 by the end of 2008. Accordingly, the Company has not recorded any liabilities for adoption of FIN 48 for any of the periods presented. For the nine-month period ended September 30, 2009, the Group recorded a liability of RMB808,765 (US$118,480) for unrecognized tax benefits, all of which related to an unreported consulting income, if recognized in connection with the normal tax return preparation.

18.    Subsequent events

In July 2009, Nuokang Distribution entered into a share subscription agreement (the “Share Subscription Agreement”) with Venomics Pty (“Venomics”) and Venomics Hong Kong Limited (“VHK”), the wholly-owned subsidiary of Venomics. Under the Share Subscription Agreement, Nuokang Distribution will subscribe for 133,333 shares of VHK representing 93% of total authorized capital of VHK. The subscription amount for the shares in VHK will be HK$38,753,500 in cash, representing the equivalent of US$5,000,000 based on an agreed exchange rate of US$1: HK$7.7507. The subscription has been completed in October 2009.

Subsequent events have been evaluated up until November 13, 2009.

5,000,000 American Depositary Shares

Representing 40,000,000 Ordinary Shares

Prospectus

Jefferies & Company

Oppenheimer & Co.

December 9, 2009